

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AMEC plc

*CURRENT ADDRESS Sandiway House, Hartford,
Norwich, Cheshire CW8 2YA
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34881 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mr

DAT : 5/26/05

(4)


BLUEPRINT
2000

RECEIVED
2005 MAY 23 A 10:

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1675285

Company Name in full AMEC plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	10	02	2005
† Date of Birth	05	10	1944

Appointment as director X as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: * Honours etc:

Forename(s): Timothy William

Surname: Faithfull

Previous forename(s): Previous surname(s):

Usual residential address 65 Priory Road, Kew Green

Post town: Richmond Postcode: TW9 3DH

County / Region: Surrey Country: England

† Nationality: British † Business occupation: Non Executive Director

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** Febry 10 2005.

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed P.J. Holland **Date** 21. FEB. 2005

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr C Fellowes, Sandiway House, Hartford, Northwich, Cheshire, CW8 2YA, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 1675285

† Directors only

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


BLUEPRINT


BLUEPRINT
2000

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1675285

Company Name in full AMEC plc

Name Timothy William Faithfull

Company Name	Resignation
Selcross Properties Limited	07/04/2003
Shell Pensions Trust Limited	

③



288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1675285

Company Name in full AMEC plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 12 Month 09 Year 2004

Name * Style / Title ____ * Honours etc ____

Forename(s) Carlos Alberto

Surname Riva

† Date of Birth — Day 10 Month 09 Year 1953

Change of name *(enter new name)*

Forename(s)

Surname

Change of usual residential address *(enter new address)* 2 Wellington Square

Post town London

County / Region

Postcode SW3 4NJ

Country England

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed P. J. Holland **Date** 12/09/2004

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr C Fellowes, Sandiway House, Hartford, Northwich,
Cheshire, CW8 2YA, England

Tel

DX number DX exchange

A57
COMPANIES HOUSE 0444
16/09/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1675285

Company Name in full AMEC plc

	Day	Month	Year
Date of termination of appointment	21	01	2004

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc: CBE

Forename(s): Sydney

Surname: Gillibrand

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	02	06	1934

A serving director, secretary etc must sign the form below.

Signed P. J. Holland **Date** 21.01.04.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr C Fellowes, Sandiway House, Hartford, Northwich,
Cheshire, CW8 2YA, England

Tel

DX number DX exchange

COMPANIES HOUSE 24/01/04

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**





288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1675285

Company Name in full AMEC plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	10 02 2005
† Date of Birth (Day Month Year)	23 06 1944
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	Mr
* Honours etc	
Forename(s)	Peter John
Surname	Byrom
Previous forename(s)	
Previous surname(s)	
Usual residential address	Chalton Priory
Post town	Chalton
Postcode	PO8 0BG
County / Region	Hampshire
Country	England
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 10. Feb. 2005.

A director, secretary etc must sign the form below.

Signed P. J. Holland **Date** 21. Feb. 2005

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr C Fellowes, Sandiway House, Hartford, Northwich,
Cheshire, CW8 2YA, England

Tel

DX number DX exchange

COMPANIES HOUSE 22/02/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number | 1675285

† Directors only.

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.


BLUEPRINT
2000



List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1675285

Company Name in full AMEC plc

Name Peter John Byrom

Company Name	Resignation
China Investment Trust PLC	30/05/2000
Domino Printing Sciences Public Limited Company	
Kandahar Ski Club Limited	
Molins Public Limited Company	
Peter Black Holdings Limited	20/12/2000
Rolls-Royce Group PLC	
Rolls-Royce PLC	
Rookesbury Park Limited	
Stockbridge Limited	
Wilson Bowden PLC	

(6)

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1675285

Company Name in full AMEC plc

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 23 Month 03 Year 2005

Name * Style / Title: Mr * Honours etc:

Forename(s): Timothy William

Surname: Faithfull

† Date of Birth — Day 06 Month 10 Year 1944

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address *(enter new address)* Chancellor House, 1B Norham Gardens

Post town: Oxford

County / Region: Postcode: OX2 6PS

Country: England

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed P. J. Holland **Date** 23 MARCH 2005

(~~**director~~/ secretary/ ~~administrator/ administrative receiver/ receiver manager/ receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr C Fellowes, Sandiway House, Hartford, Northwich,
Cheshire, CW8 2YA, England

Tel

DX number DX exchange

en you have completed and signed the form please send it to the
gistrar of Companies at:
mpanies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
companies registered in England and Wales

1


BLUEPRINT
2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 1675285

Company Name in full AMEC plc

	Day	Month	Year
Date of termination of appointment	1 1	0 4	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Carlos Alberto

Surname: Riva

	Day	Month	Year
† Date of Birth	1 0	0 9	1 9 5 3

A serving director, secretary etc must sign the form below.

Signed P.J. Holland **Date** 14 April 2005

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr C Fellowes, Sandiway House, Hartford, Northwich, .
Cheshire, CW8 2YA, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

A41 COMPANIES HOUSE 0280 15/04/05



Companies House

— for the record —

Bulk List.

001386 / 15

A/R (8/6/04)

cdrom

Company Name
AMEC P L C

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.



A51 COMPANIES HOUSE
0200
24/06/04

Company Type
Public Limited Company

Company Number
1675285

Information extracted from Companies House records on 15th May 2004

Section 1: Company details

Ref: 1675285/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Sandiway House.Hartford, Northwich, Cheshire, CW8 2YA.	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 1675285

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	Name Peter James HOLLAND **Address** Woodside House Wynnstay Lane, Marford Wrexham LL12 8LH	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Peter James HOLLAND ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Elisabeth Patricia AIREY **Address** 20 Saint Jamess Walk London EC1R 0AP **Date of birth** 28/01/1959 **Nationality** British **Occupation** Co Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Elisabeth Patricia AIREY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 1675285

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** James Anthony DALLAS **Address** The Old Mill Ramsbury Marlborough Wiltshire SN8 2PN **Date of birth** 21/04/1955 **Nationality** British **Occupation** Solicitor	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date James Anthony DALLAS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Dalton EARLY **Address** Flat 510 Middle Warehouse Castle Quay Chester Road Manchester M15 4NT **Date of birth** 08/11/1945 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John Dalton EARLY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 1675285

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Mcdonald GREEN ARMYTAGE **Address** The Cedars Barnes Common London SW13 0LN **Date of birth** 06/06/1945 **Nationality** Canadian **Occupation** ~~Non-Executive Director~~	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation DIRECTOR Date of change __ / __ / ____ Date John Mcdonald GREEN ARMYTAGE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Martha Ossian HESSE **Address** 4171 Autumn Hills Dr Winnemucca Nevada 89445 United States Of America **Date of birth** 14/08/1942 **Nationality** American **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Martha Ossian HESSE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Jean Paul JACAMON **Address** 64 Route De Letang La Ville Mareil Marly 78750 France **Date of birth** 05/08/1947 **Nationality** French **Occupation** Independant Consultant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Jean Paul JACAMON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Peter James MASON KBE **Address** 45 Graham Terrace Belgravia London SW1W 8HN **Date of birth** 09/09/1946 **Nationality** British **Occupation** Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Sir Peter James MASON KBE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jean Alexandre MONVILLE	Name __________
	Address 7 Avenue Lesarge 78600 Maisins Lafitte France 78600	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
	Date of birth 07/11/1944	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** French **Occupation** ~~Non Executive Director~~	Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation DIRECTOR Date of change _ _ / _ _ / _ _ _ _ Date Jean Alexandre MONVILLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Carlos Alberto RIVA	Name __________
	Address Flat C 62 Pont Street London SW1X 0AE	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
	Date of birth 10/09/1953	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** Us Citizen **Occupation** Company Director	Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Carlos Alberto RIVA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 1675285

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details	Amended details
Name Stuart James SIDDALL	Name __________
Address The Willows 9C Elmwood Park Gerrards Cross Buckinghamshire SL9 7EP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________
Date of birth 27/05/1953	UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _
Nationality British	Nationality __________
Occupation Director	Occupation __________
	Date of change _ _ / _ _ / _ _ _ _
	Date Stuart James SIDDALL ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 1675285

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY SHARES OF 50P	301,304,827	£150,652,413.50

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 301,304,827

Aggregate Nominal Value of issued shares: £150,652,413.50

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules ... other format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 08/06/2003

> REMEMBER:
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 1675285

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 1675285

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 1675285


CH

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature P. J. Holland (Director / Secretary) Date 08/06/2004

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

This AR is made up to *8/6/2004*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

If you wish to change your next return to a date earlier than **8th June 2005** please give the new date here:

__ / __ / ____

4. Where to send this form

Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: MR. C. L. FIDLER

Telephone number *inc code*: 01606 883885

Address: SANDIWAY HOWE, HARTFORD, NORTHWICH, CHESHIRE

DX number *if applicable*: ______

DX exchange:

Postcode: CW8 2YA

FORM ML8
CDROM/FICHE


A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 1675285

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636



RNS Number:8418T
AMEC PLC
05 January 2004

AMEC plc

5 January 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that Sydney Gillibrand CBE, Chairman of AMEC plc, has elected to receive an additional 505 ordinary shares in AMEC plc at 258.69p per share, in lieu of the ordinary dividend paid on 2 January 2004, under the terms of the AMEC plc Dividend Re-investment Plan.

Mr Gillibrand now has an interest in 62,150 ordinary shares in AMEC plc.

C L Fidler
Assistant Company Secretary

END
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RNS Number:9836T
AMEC PLC
08 January 2004

Embargoed for release at 07:00 8 January 2004

AMEC plc
January 2004 - PRE CLOSE TRADING UPDATE

Trading in line with expectations
AMEC plc, the international engineering services company, is pleased to confirm that overall performance in 2003 was in line with the Board's expectations of sound progress, as disclosed at the time of the Company's interim results announcement on 28 August 2003.

In North America, evidence suggests that the decline in investment in AMEC's industrial markets witnessed over the past two years has been halted. Enquiry levels have increased and there has been some resumption of project activity in the mining, forest industry and food and beverage sectors. AMEC expects to benefit from a number of major contract awards anticipated in its end markets in the first quarter of 2004.

Conditions in the US commercial building market have remained difficult, with Construction Management failing to break even in the second half.

Performance in the Earth and Environmental business improved in the second half, reflecting recovery in US defence spending.

Average weekly net debt* for the full year was £360m as compared to £330m in the first half, reflecting the normal seasonal pattern, lower levels of advance cash and investments in regeneration partnerships and PPP. Net debt as at 31 December 2003, reflecting the acquisition of SPIE S.A., was approximately £250m (2002: £37.3m).

Outlook

AMEC remains well positioned in oil and gas, transport and infrastructure markets. Notwithstanding rail maintenance contracts being taken back in house by Network Rail, prospects in these markets continue to be encouraging.

Industrial markets in North America are showing early signs of recovery and there is the prospect of a number of major contract awards in the first quarter of 2004. This, together with opportunities in Iraq, gives the Board confidence that AMEC will make further progress in 2004 in line with its earlier expectations.

Chief Executive, Sir Peter Mason KBE, said:
"I am pleased with AMEC's performance in 2003, with sound progress having been achieved despite challenging conditions in some of our markets.

"I am confident that AMEC will show organic growth in 2004. Fundamentals in the majority of our markets remain encouraging. We see improving prospects in our North American industrial markets and are well positioned to benefit when our clients resume major capital investment programmes."

AMEC expects to announce its preliminary results for the year ended 31 December 2003 at 7.00 a.m. on Thursday, 11 March 2004.

* The average is a pro forma and assumes SPIE was acquired on 1 January 2003 and Spie Batignolles was disposed of on 1 January 2003.

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:

Juliet Sychrava, Director of Corporate
Communications
Nick Welsh, Manager Corporate Communications

www.amec.com

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:0144U
AMEC PLC
08 January 2004

AMEC plc

8 January 2004

Pursuant to our obligations under the Listing Rules we hereby advise you that on 5 January 2004, Mr J D Early, executive director of AMEC plc, exercised his SAYE option in respect of 3,369 ordinary shares in AMEC plc at an option price of 230p. Mr Early retained the shares.

C Fellowes
Assistant Company Secretary

END

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RNS Number:2712U
AMEC PLC
15 January 2004

AMEC plc

15 January 2004

We have today received a notification from Toscafund Limited, that they hold a notifiable interest of 21,662,073 ordinary shares, representing 7.21% of the issued share capital of AMEC plc.

Toscafund had previously notified an interest of 18,771,432 ordinary shares on 1 October 2003, which at that time represented 6.28% of the issued share capital.

C L Fidler
Assistant Company Secretary

END
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(13)

RNS Number:3844U
AMEC PLC
19 January 2004

AMEC plc

19 January 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have today received a notification from Morgan Stanley Securities Limited that they and the group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited, now hold a notifiable interest in the share capital of AMEC plc of 11,929,762 shares, representing 3.97% of the issued share capital of the Company.

Morgan Stanley had previously notified an interest of 12,401,097 shares on 1 October 2003, which at that time represented 4.15% of the issued share capital.

C L Fidler
Assistant Company Secretary

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RNS Number:5313U
AMEC PLC
22 January 2004

AMEC plc

22 January 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have today received a notification from Morgan Stanley Securities Limited that they and the group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited, now hold a notifiable interest in the share capital of AMEC plc of 12,296,983 shares, representing 4.09% of the issued share capital of the Company.

Morgan Stanley had previously notified an interest of 11,929,762 shares on 19 January 2004, which at that time represented 3.97% of the issued share capital.

C L Fidler
Assistant Company Secretary

END
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RNS Number:3813V
AMEC PLC
13 February 2004

AMEC plc

13 February 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we received yesterday, 12 February 2004, a notification from Morgan Stanley Securities Limited that they and the group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited, now hold a notifiable interest in the share capital of AMEC plc of 15,978,222 shares, representing 5.32% of the issued share capital of the Company.

Morgan Stanley had previously notified an interest of 12,296,983 shares on 22 January 2004, which at that time represented 4.09% of the issued share capital.

C Fellowes
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS Number:4654V
AMEC PLC
16 February 2004

AMEC plc

16 February 2004

AMEC plc - Announcement of 2003 Preliminary Results

A meeting of the Board of Directors of the Company will be held on Thursday 11th March 2004 to consider the results for the year ended 31st December 2003 following which a preliminary announcement will be made.

C Fellowes
Assistant Company Secretary

END
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RNS Number:5127V
AMEC PLC
17 February 2004

AMEC Wins Leading UK Role in Rebuilding Iraq

London, United Kingdom (17 February 2004) - AMEC, the international engineering services company, will play an important role in the restoration of Iraq following the award of work worth US$154 million to Fluor Corporation, on which AMEC will act as prime subcontractor. The work, which involves restoration of damaged power generation, transmission and distribution systems, positions AMEC well for future restoration contracts and reflects the company's status as the UK's largest and most experienced engineering services business.

Fluor secured the work through its contract with the US Army Corps of Engineers (USACE), which will involve task orders worth up to US$1.5 billion to Fluor over the next five years, to provide services to the US Central Command area of operations, which includes Iraq.

Fluor and AMEC will begin work immediately on this power contract and, as further needs are identified by USACE, may be called upon to provide a full range of engineering and construction services, including new work, restoration or repair and operation and maintenance services.

The two companies also confirmed today that, through their Fluor/AMEC joint venture, they are bidding for other contracts to be awarded by the Coalition Provisional Authority related to power generation and transmission, water treatment, transportation and other public works in Iraq.

Sir Peter Mason, AMEC chief executive, said: ""The task of restoring Iraq's vital infrastructure is absolutely critical, if the country is to move forward, and the Iraqi people are to achieve something approaching normal life. We see AMEC and Fluor as the natural choice to undertake this job."

AMEC also announced that it has appointed a managing director for the company's operations in Iraq. Christopher Wilkinson joins AMEC from Intergen, an independent power eveloper, where he was Vice President and Country Manager for Turkey and the surrounding regions and was responsible for the development, financing and construction of 3800 MW of new gas fired power generation.

The power-related work that Fluor and AMEC will be undertaking includes the rehabilitation of generation capacity in Baghdad, the reconstruction of a 132 kV transmission line in northern Iraq and the restoration of a water intake facility at a thermal power station in southern Iraq.

However, Sir Peter said that the uncertain environment in Iraq where contracts could change or be delayed at any time meant AMEC would take a cautious view of the value of contracts in Iraq. "We believe that any projections must be regarded as provisional at this stage," he noted.

AMEC also stressed that safety would be of paramount importance and that it would be retaining its own security services in addition to the security teams provided by the coalition forces.

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Nick Welsh, Media Relations Manager

Notes to Editors:

AMEC plc (LSE: AMEC), the international engineering services company, provides design, project delivery and maintenance support to clients in the oil and gas, transport, industrial and infrastructure sectors. AMEC generates annual revenues of some £5 billion and works at the local, national and international levels, employing some 45,000 people throughout the UK, continental Europe, the

Americas and some 40 countries worldwide. For more information, visit www.amec.com.

Fluor Corporation (NYSE: FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Aliso Viejo, Calif., Fluor is a Fortune 500 company with revenues of nearly US$9 billion in 2003. For more information, visit www.fluor.com.

AMEC is currently bidding for further work in Iraq:

- Via its joint venture company Fluor AMEC LLC (51% Fluor and 49% AMEC) AMEC is bidding for work packages in Iraq to be awarded by the Coalition Provisional Authority. These contracts cover power generation and transmission, water treatment works, transportation and other public works. The joint venture builds on a successful long-term relationship first established in 1998. Fluor and AMEC are currently working together in the United States, Canada, Angola, South Korea, the Philippines and Australia.
- AMEC is also bidding for Iraqi reconstruction work via its existing contract with the US Air Force Centre for Environmental Excellence (AFCEE) which covers environmental restoration and construction services worldwide. Under this contract, for which AMEC is one of a selected number of contractors, AFCEE's Worldwide Environmental Restoration and Construction (WERC) programme has an initial spending of US$4 billion although the Air Force has a provision to raise the spending ceiling to US$10 billion during the programme's five-year ordering period.

END

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(18)

RNS Number:3997W
AMEC PLC
11 March 2004

11 March 2004

AMEC plc Preliminary Results 2003

AMEC, the international project management and services company, today announces its audited results for the year ended 31 December 2003.

Highlights:

- Pre-tax profit* £112.5m up 7%

- Regional Services becomes AMEC's largest single market sector

- Two-thirds of operating profit* from Services and Investments

- Dividends increased by 5% to 10.5p per share

- Expectations for 2004 maintained

Commenting today, Chief Executive, Sir Peter Mason KBE, said:

"These results confirm the transformation of our business from traditional construction to engineering services, with two-thirds of income now generated by our Services and Investments activities. We will continue to migrate to higher value work, leaving behind low-margin at-risk activity.

Despite the difficult markets of 2002 and much of 2003, AMEC has returned to growth, with pre-tax profit* up 7 per cent. We start 2004 in good shape - having achieved strategic restructuring, acquisitions and disposals which position us well to maintain momentum in earnings.

Although timing of major projects remains difficult to predict, there is good evidence of recovery in North American industrial markets, with the value of our front-end activity up by over 50 per cent on this time last year."

* Before goodwill amortisation and exceptional items

Financial highlights*

	2003 £ million	2002 £ million	
Total turnover	4,712.7	4,331.6	+9%
Total operating profit	141.7	126.2	+12%
Pre-tax profit	112.5	105.2	+7%
Average weekly net debt**	360.0	195.0	+85%
Diluted earnings per ordinary share	25.3p	24.3p	+4%
Dividends per ordinary share	10.5p	10.0p	+5%

* Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items. Amounts and percentage movements relating to total operating profit and margin of Client Support Services, Capital Projects and Investments activities are stated before corporate costs of £25.5m, goodwill amortisation of £17.0m, and an exceptional credit of £0.2m.

** Pro forma weekly average for the year ended 31 December 2003, assuming SPIE S.A. was acquired and Spie Batignolles disposed of on 1 January 2003.

The preliminary results, slide presentation and speaking remarks will be available on AMEC's web site www.amec.com from approximately 7:00 am on 11 March 2004.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000

Analysts and investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Nick Welsh, Manager Corporate Communications

OVERVIEW
Sound progress was achieved by AMEC in 2003. The acquisition of the outstanding 54% interest in SPIE S.A. ("SPIE") strengthened AMEC's position in Continental Europe, whilst the focus on higher added value services activities was demonstrated by the subsequent disposal of a majority stake in Spie Batignolles, the France-based regional construction business. In 2003, two-thirds of total operating profit was generated by Services and Investments activities.

Growth in earnings resumed during 2003, despite continuing weakness in industrial markets generally and poor performance in the US Construction Management business. Pre-tax profit increased by 7% to £112.5m and was in line with the board's expectations, established in December 2002.

Average weekly net debt during 2003 increased to £360m, largely reflecting the net cash impact of acquiring SPIE.

The year-end order book excluding UK rail maintenance, Spie Batignolles, US Construction Management and Regional Services activities (where order intake is more meaningful), remained steady at £3.0bn.

OUTLOOK
AMEC's oil and gas, transport and infrastructure markets remain steady, and there are important new opportunities in Iraq.

Despite continuing uncertainty in industrial markets, the board is confident that AMEC will make further progress in 2004 and, at this early stage, is maintaining its earlier expectations for the year.

NORTH AMERICAN INDUSTRIAL MARKETS
Since 1 January 2004, AMEC has either been awarded contracts or confirmed as preferred bidder on projects expected to be worth about £100m. Levels of front-end activity in North America are ahead of this time last year, with the dollar value of feasibility studies currently being worked on up by over 50%. The directors expect that this will lead to an improvement in industrial activities during the course of 2004, but timing remains difficult to predict.

IRAQ
AMEC is now working in Iraq on the restoration of damaged power generation, transmission and distribution systems, acting as prime subcontractor to Fluor on task orders currently worth US$140m under the CETAC II contract. AMEC will share the profit from this work with Fluor on a 49%:51% basis.

Through the AMEC Fluor LLC joint venture, AMEC is actively bidding for seven "second round" contracts in various sectors, including power and water, that are expected to be worth some US$4bn. AMEC is also bidding for task orders worth

about US$140m under AMEC Earth and Environment's AFCEE contract. The outcome of these various bids, all of which are on a cost-reimbursable basis, is anticipated during March or early April.

Safety remains of paramount importance and all activity in Iraq calls for absolute vigilance. To this end, AMEC continues to invest considerable effort in implementing detailed safety arrangements for its involvement in Iraq.

RAIL

On 24 October 2003, Network Rail announced that it was to take all UK rail maintenance activities in-house. The announcement affected AMEC's two infrastructure maintenance contracts in the West Anglia and Sussex regions, which together generated total turnover of some £130m and a margin of about 5.0% in 2003. AMEC now expects these two contracts to be transferred by 24 July 2004 and is presently negotiating compensation with Network Rail. No material impact on 2004 group performance is anticipated.

Although disappointed to be losing its UK rail maintenance activities, representing around a quarter of its total turnover in rail, AMEC has a wide range of railway infrastructure skills, and remains committed to the UK market. AMEC remains confident that with its ongoing activities in the UK and its secure position in France, the rail business has excellent prospects, not least in the fast-developing European urban light-rail market.

WIND ENERGY

AMEC is one of the leading UK wind energy development companies.

AMEC's business covers all aspects of design, delivery, finance and operations and has a strong track record in both onshore and offshore development, together with a portfolio of 17 developments being worked on at present. This means AMEC has the potential to deliver more than 1,000 MW of operational assets by 2010. With its completed, early-phase developments sold-off to utilities, AMEC is now exploring opportunities for a longer term investment position in the larger wind energy projects, building on its experience in PFI and property development.

In the offshore wind sector, AMEC was awarded two licences in the recent UK government grant. These will be developed with Centrica, with whom AMEC continues to work on the Lynn development, a first round licence, the rights for which it recently acquired from AMEC. This market provides prospects for a substantial business to emerge for AMEC in the future.

ORDER BOOK

The year-end order book, excluding UK rail maintenance, Spie Batignolles, US Construction Management and Regional Services activities, was steady, standing at £3.0bn (2002: £2.7bn).

As expected, industrial orders declined over the period, but were offset by an increase in infrastructure. Oil and gas and transport orders were maintained, with order intake having been matched by the high levels of activity.

Regional Services activities are characterised by large numbers of small, short-term contracts with the relationship between order intake and total turnover providing a more meaningful indicator of prospects than the absolute level of order book. In 2003, order intake exceeded sales by 7% (2002: 3%).

MARKET SECTORS

Total turnover in AMEC's market sectors was as follows:

	2003* £ billion	2002* £ billion
Regional Services	1.3	0.7
Oil and Gas	1.2	0.8
Transport	0.8	0.7
Infrastructure	0.6	0.5
Industrial	0.5	0.7
	4.4	3.4

* Excluding UK rail maintenance, Spie Batignolles and US Construction Management activities.

Full consolidation of SPIE for 10 months of 2003 makes year-on-year comparisons difficult. Following the SPIE acquisition, Regional Services becomes AMEC's largest market sector, with annualised total turnover in 2003 of some £1.4 billion.

STRATEGY

The board's overall aims are:

- Continued growth in the proportion of earnings from higher margin services activities
- Increased volume of business with existing clients and
- Continued development of the business portfolio.

Continued growth in the proportion of earnings from higher margin services activities

During 2003, AMEC improved its services capability and geographical spread through a number of acquisitions including SPIE, and through SPIE, the French oil services company Ipedex. Ipedex's presence in West Africa was a key factor in securing the first two-year maintenance contract for Shell's Bonga facility, and provides a good example of group cross-selling and project delivery leading to a services contract.

The asset acquisition of Kamtech enables AMEC to offer a wider range of services to North American clients in the forest industry and power sectors, to whom it had previously offered only a consulting and design service. Not only can AMEC now provide clients with a more integrated project delivery service but it is also better placed to increase services activities in the maintenance and repair side of the industrial sector.

The North American and European regional services markets are fragmented, providing significant opportunities for growth through increased geographical spread. During 2003, AMEC strengthened the position of its Denver operation as a regional water resources hub, whilst in continental Europe, AMEC SPIE continued to strengthen its network of over 300 locations through the acquisition of six new businesses in France, The Netherlands, Portugal and Spain. Further such geographical expansion is anticipated in 2004.

Increased volume of business with existing clients

Through developing its portfolio of services and increasing its geographical spread, AMEC aims to secure a greater share of existing clients' annual spend across all areas of activity, from consulting and design through project delivery to support services.

During 2003, AMEC strengthened its relationships with major clients including Shell, the UK Ministry of Defence, BAA and Network Rail through the award of major long-term services contracts. The aggregate value of these contracts is expected to be over £1bn, although only £440m has been recorded in the order book, reflecting AMEC's policy of only booking value up to the next potential break-point in the contract.

In addition, AMEC reached agreements with important clients including the US Air Force Center for Environmental Excellence ("AFCEE"), GlaxoSmithKline, EADS and INEOS Chlor Enterprises (China) which are on a call-off basis, but where real value is expected to be secured over the next few years.

Continued development of the business portfolio

Over the last few years, AMEC has pursued a strategy of substantially downsizing its US Construction Management business, which has made it possible now for AMEC to consider various strategic options. A strategic review of this business is well advanced and is expected to be concluded shortly.

In September 2003, AMEC announced the disposal of a majority holding in the French regional construction business, Spie Batignolles, which had generated total turnover of about £500m in 2000. This transaction reduces AMEC's overall risk profile, and results in greater focus on engineering services and higher margin project delivery activity, where there is the ability to add value through consultancy, design and project management services.

AMEC will continue to expand its geographical coverage and invest in growth markets such as Wind Energy and PPP. More will be done to fill in the value chain, through investing in businesses that help AMEC provide a more integrated service and project management capability to a greater number of clients in a wider range of growing end markets.

BOARD CHANGES

Sydney Gillibrand CBE retired as Chairman on 21 January 2004, and was succeeded by Jock Green-Armytage. On the same date, Liz Airey was appointed Senior Independent Director, replacing Mr Green-Armytage in that role. A further non-executive director is being recruited.

FINANCIAL REVIEW

Financial Highlights
Total turnover for the year was £4,712.7m (2002: £4,331.6m) with the increase reflecting £700m from the full consolidation of SPIE, offset by the planned decline of £300m in US Construction Management.

Total operating profit in Operations Support increased by 41% to £86.1m following the full consolidation of SPIE, this being offset by weakness in industrial markets on both sides of the Atlantic and poor performance in US Construction Management. Pre-tax profit increased by 7% to £112.5m (2002: £105.2m). The result was in line with the board's expectations.

Diluted earnings per share were 25.3p (2002: 24.3p). There was a slight increase in the tax rate to 32.0% (2002: 31.0%) due mainly to North America. The board is recommending a final dividend of 6.9p per share (2002: 6.6p), which together with the interim dividend of 3.6p per share (2002: 3.4p), results in a total dividend of 10.5p per share (2002: 10.0p), an increase of 5%. Dividend cover would be maintained at 2.4 times.

Acquisitions and disposals
AMEC acquired the outstanding 54% of SPIE on 5 March 2003. In these results, SPIE's trading for January and February 2003 is reported in line with previous periods, with AMEC's share of turnover and profit at 46%. After 5 March 2003, SPIE has been consolidated as a wholly owned subsidiary by including its results at 100% and, as a consequence, its performance is no longer reported through the joint ventures' caption.

On 5 September 2003, AMEC disposed of 51% of Spie Batignolles. AMEC has accounted for Spie Batignolles as a 100% associate with effect from 5 March 2003 until 5 September 2003, after which it was accounted for as a 49% associate. AMEC is not recognising its share of turnover in Spie Batignolles post 5 March 2003, but is accounting for its share of the profit.

Other major transactions during 2003 included the following:

- Ipedex, the French oil services company, which was acquired by SPIE and provides training, plant commissioning, operations and maintenance services in Africa, the Middle East and the Far East.
- IMISA, a multitechnical services business based in Spain, which was acquired as part of SPIE's strategy to develop its network throughout Continental Europe.
- Wrights Engineering, which with skills in high-pressure vessels fits well with AMEC's UK shutdown and maintenance business.
- Kamtech, an acquisition of assets, provides AMEC with a critical link in the project delivery capability of AMEC's North American forest industries and power operations.
- The Grand Cayman hotel, which was disposed of in December 2003. Initial proceeds were received in December 2003, with the balance due in June 2004 being secured by a first charge over the hotel. Total proceeds from the disposal are expected to be broadly in line with book value.

The total net cost of acquisitions and disposals during the year was £187m including cash acquired of nearly £40m.

Segmental review
Total operating profit was £141.7m (2002: £126.2m), with the increase principally reflecting the increased contribution from SPIE.

Client Support Services - Operations Support

	2003 £ million	2002 £ million
Total turnover	2,207.8	1,463.3
Total operating profit	86.1	60.9
Margin	3.9%	4.2%

In Operations Support, total turnover increased by 51%, principally due to the acquisition of SPIE.

Performance in Operations Support was good. Whilst SPIE diluted margin by about 0.3% it contributed to a 41% increase in total operating profit. In the UK gas and water utilities markets, second half performance improved following a difficult first half. The full year margin of about 4% is indicative of ongoing margin levels expected for the Operations Support businesses.

Client Support Services - Consulting and Design

	2003 £ million	2002 £ million

Total turnover	309.5	317.8
Total operating profit	8.7	14.7
Margin	2.8%	4.6%

Turnover in Consulting and Design was broadly in line with 2002, as expected. During 2003, industrial markets remained weak in North America, which was the principal factor behind the reduction in total operating profit.

As expected, performance in the Earth and Environmental business improved in the second half. This reflected both management restructuring action taken earlier in the year and an improvement in the market. The second half operating margin in Consulting and Design increased to 3.3% from 2.3% in the first half and there is good evidence to suggest that the market may improve during 2004.

Capital Projects - Construction Management

	2003 £ million	2002 £ million
Total turnover	213.6	513.0
Total operating loss	(5.0)	(2.3)
Margin	(2.3)%	(0.4)%

Performance in Construction Management was poor, with a further loss of £1.6m in the second half. In 2000, the Construction Management business generated turnover of almost £700m. Over the last few years, a strategy of substantially downsizing the business has been pursued, making it possible for AMEC to consider its strategic options. A strategic review of the Construction Management business is well advanced and is expected to be concluded shortly.

Court hearings have recently commenced in the ongoing dispute with the US General Services Administration, where AMEC continues to pursue resolution of all outstanding matters by way of a global settlement.

Capital Projects - Construction

	2003 £ million	2002 £ million
Total turnover	1,940.1	1,897.7
Total operating profit	60.6	56.1
Margin	3.1%	3.0%

Total turnover increased slightly, reflecting increased activities in SPIE's pipeline activities, offset by the exclusion of turnover generated by Spie Batignolles. After adjusting for the SPIE impact, underlying turnover increased by about £50m, reflecting increased activities in the UK infrastructure and transport sectors.

The second half saw the normal improvement in Construction margins, resulting in a full year margin of around 3%, the average rate seen in this sector in recent years.

Investments - Development and Regeneration

	2003 £ million	2002 £ million
Total turnover	82.6	156.7
Total operating profit	8.3	12.9

The Wind Energy business produced a first contribution in 2003, partially offsetting the anticipated weakness in the UK property development market. UK commercial letting markets remain weak but Wind Energy is again expected to provide a good contribution in 2004.

The disposal of AMEC's interests in the Grand Cayman hotel was concluded in December 2003, with the expected disposal proceeds of US$40m being broadly in line with book value.

Regeneration activities with British Waterways and English Cities Fund continue to make good progress and detailed planning applications for over 600,000 square feet of developments should be submitted during 2004. A useful contribution is expected from these activities in 2005.

Investments - Public Private Partnerships

	2003 £ million	2002 £ million
Total turnover	36.2	32.6

Total operating profit	9.5	6.2

The result for Public Private Partnerships was significantly ahead of 2002, due to an increased contribution from concessions in operation and lower bidding costs.

In 2004, a higher level of overseas activity is expected. AMEC is preferred bidder on the Incheon Bridge project in South Korea and one of three consortia bidding for an extension to the Vancouver Rapid Transport Project in Canada. In the UK, AMEC has prequalified for a large PPP Hospital at Colchester and expects to pursue several of the larger PPP schools projects.

AMEC remains committed to PPP and will continue to pursue projects that meet its rigorous risk-return criteria.

NET DEBT AND CASH FLOW

AMEC's average weekly net debt was £360m, an increase of £165m over 2002. The increase largely reflected the net cash impact of £150m of acquiring SPIE, and the net cost other acquisitions and disposals of about £37m. The level of advance cash, excluding SPIE, fell in 2003, as predicted, reducing cash flow from trading activities. It is expected that net debt in 2004 will be at a similar level to 2003, however, if the AMEC Fluor LLC joint venture is successful in bidding for large contracts in Iraq, there is likely to be a short-term requirement for working capital.

Closing net debt was £216m, an increase of some £180m, reflecting the factors noted above.

Off balance sheet debt in AMEC's PPP companies totals £442m (2002: £340m) and is fully non-recourse to AMEC.

Over the eight years ended 31 December 2003, AMEC's cumulative cash flow, excluding corporate transactions, was behind retained profit before taking into account goodwill expensed through the profit and loss account. This reflected the reduction in advance cash of about £30m seen at the end of 2003, and is expected to reverse in 2004.

NET INTEREST PAYABLE

Net interest payable of £29.2m (2002: £21.0m) principally reflects the acquisition funding of SPIE and an increase in the number of operational concessions in the PPP business. In addition, AMEC's hedging strategy whereby the level of fixed interest debt has been extended to about £180m (equivalent to about half of the average net debt for 2003) has increased short-term costs. In July 2003, AMEC undertook a private placement of debt with private UK and US institutions. This raised US$189m of long-term debt, which has been used to replace some of the existing bank facilities due to mature in January 2005. The placement has enabled AMEC to benefit from favourable long-term interest rates.

Interest cover excluding the results of PPP concessions was 6.4 times.

INTERNATIONAL ACCOUNTING STANDARDS ("IAS")

No major changes have been identified in accounting for contract work in progress, this being the most important accounting standard for AMEC.

The areas of significant impact are likely to be similar to other groups, though the directors continue to think that even under IAS there will be a significant benefit to AMEC through accounting for pensions.

At 31 December 2003 the aggregate FRS 17 pre-tax surplus in AMEC's three principal pension schemes was £120m.

FAIR VALUE ACCOUNTING FOR SPIE

There have been no significant changes from 30 June 2003 to the fair values ascribed to the net assets acquired following the purchase of the outstanding 54% interest in SPIE. These in the main relate to tax liabilities in SPIE and the potential cost of indemnities given to the purchaser of Spie Batignolles for some long outstanding claims against this company.

CONSOLIDATED PROFIT AND LOSS ACCOUNT			2003	
	Notes	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million

	Note			
Turnover: Group and share of joint ventures	2	4,712.7	-	4,712.7
Share of turnover in joint ventures		(289.9)	-	(289.9)
Group turnover		4,422.8	-	4,422.8
Continuing operations		2,938.5	-	2,938.5
Acquisitions		1,484.3	-	1,484.3
Group turnover		4,422.8	-	4,422.8
Cost of sales		(3,853.2)	-	(3,853.2)
Gross profit		569.6	-	569.6
Administrative expenses		(441.1)	(16.3)	(457.4)
Group operating profit/(loss)		128.5	(16.3)	112.2
Continuing operations		74.3	(8.8)	65.5
Acquisitions		54.2	(7.5)	46.7
Group operating profit/(loss)		128.5	(16.3)	112.2
Share of operating profit/(loss) in joint ventures and associates		13.2	(0.7)	12.5
Total operating profit/(loss)	2	141.7	(17.0)	124.7
Profit/(loss) on disposal or closure of operations		-	0.6	0.6
Loss on disposal of fixed assets		-	(0.4)	(0.4)
Profit/(loss) on ordinary activities before interest		141.7	(16.8)	124.9
Net interest payable:				
Group		(18.4)	-	(18.4)
Joint ventures and associates		(10.8)	-	(10.8)
		(29.2)	-	(29.2)
Profit/(loss) on ordinary activities before taxation		112.5	(16.8)	95.7
Taxation on profit/(loss) on ordinary activities	3	(36.0)	1.1	(34.9)

	Notes			
Profit/(loss) on ordinary activities after taxation		76.5	(15.7)	60.8
Equity minority interests				(0.8)
Profit for the year				60.0
Dividends	4			(30.7)
Retained profit/(loss) for the year				29.3
Earnings per ordinary share:	5			
Basic		25.8p		20.4p
Diluted		25.3p		20.0p
Dividends per ordinary share	4			10.5p

CONSOLIDATED PROFIT AND LOSS ACCOUNT 2002

	Notes	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million
Turnover: Group and share of joint ventures	2	4,331.6	-	4,331.6
Share of turnover in joint ventures		(1,119.0)	-	(1,119.0)
Group turnover		3,212.6	-	3,212.6
Continuing operations		3,212.6	-	3,212.6
Acquisitions		-	-	-
Group turnover		3,212.6	-	3,212.6
Cost of sales		(2,888.2)	-	(2,888.2)
Gross profit		324.4	-	324.4
Administrative expenses		(238.5)	(20.0)	(258.5)
Group operating profit/(loss)		85.9	(20.0)	65.9
Continuing operations		85.9	(20.0)	65.9
Acquisitions		-	-	-
Group operating profit/(loss)		85.9	(20.0)	65.9
Share of operating profit/(loss) in joint ventures				

	Note			
and associates		40.3	(6.0)	34.3
Total operating profit/(loss)	2	126.2	(26.0)	100.2
Profit/(loss) on disposal or closure of operations		-	(40.0)	(40.0)
Loss on disposal of fixed assets		-	-	-
Profit/(loss) on ordinary activities before interest		126.2	(66.0)	60.2
Net interest payable:				
Group		(12.8)	-	(12.8)
Joint ventures and associates		(8.2)	-	(8.2)
		(21.0)	-	(21.0)
Profit/(loss) on ordinary activities before taxation		105.2	(66.0)	39.2
Taxation on profit/(loss) on ordinary activities	3	(32.6)	4.0	(28.6)
Profit/(loss) on ordinary activities after taxation		72.6	(62.0)	10.6
Equity minority interests				0.2
Profit for the year				10.8
Dividends	4			(29.5)
Retained profit/(loss) for the year				(18.7)
Earnings per ordinary share:	5			
Basic		24.8p		3.7p
Diluted		24.3p		3.6p
Dividends per ordinary share	4			10.0p

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RNS Number:3997W
AMEC PLC
Part 2 : For preceding part double-click [nRNSK3997W]

CONSOLIDATED BALANCE SHEET

	2003 £ million	2002 £ million
Fixed assets		
Intangible assets	342.1	133.3
Tangible assets	207.0	150.5
	549.1	283.8
Investments:		
Joint ventures:		
Share of gross assets	639.7	1,139.9
Share of gross liabilities	(585.6)	(1,083.4)
	54.1	106.5
Associates	12.7	-
Other	36.3	5.4
	103.1	111.9
	652.2	395.7
Current assets		
Stocks	102.0	85.5
Debtors: amounts falling due within one year	1,664.6	777.1
Debtors: amounts falling due after one year	177.6	127.1
Cash at bank and in hand	364.8	242.7
	2,309.0	1,233.4
Creditors: amounts falling due within one year	(2,042.1)	(1,024.6)

Net current assets	266.9	208.8
Total assets less current liabilities	919.1	604.5
Creditors: amounts falling due after one year	(587.3)	(303.8)
Provisions for liabilities and charges	(57.3)	(47.1)
Net assets	274.5	253.6
Capital and reserves		
Called up share capital	149.6	149.5
Share premium account	82.8	82.5
Revaluation reserve	11.1	11.2
Capital redemption reserve	17.2	17.2
Profit and loss account	6.4	(8.6)
Shareholders' funds	267.1	251.8
Equity minority interests	7.4	1.8
Capital employed	274.5	253.6

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	Notes	2003 £ million	2002 £ million
Net cash flow from operating activities	8	97.9	73.3
Dividends from joint ventures		4.3	4.5
Returns on investment and servicing of finance		(12.9)	(16.8)
Taxation		(30.6)	(20.1)
Capital expenditure		(18.8)	(1.7)
Acquisitions and disposals		(187.0)	0.8
Dividends paid to equity shareholders		(28.9)	(26.0)
Net cash flow before management of liquid resources and financing		(176.0)	14.0

Management of liquid resources	(20.2)	25.2
Financing	291.7	(54.0)
Increase/(decrease) in cash	95.5	(14.8)

Reconciliation of net cash flow to movement in net funds

Increase/(decrease) in cash	95.5	(14.8)
Cash flow from movement in debt	(291.3)	54.9
Cash flow from movement in liquid resources	20.2	(25.2)
Change in funds resulting from cash flows	(175.6)	14.9
Exchange and other movements	(5.2)	(7.6)
Movement in net funds in the year	(180.8)	7.3
Net funds as at 1 January	(37.3)	(44.6)
Net funds as at 31 December	(218.1)	(37.3)

Analysis of net funds

Cash at bank and in hand	243.6	138.3
Overdrafts	(22.9)	(8.0)
Debt due within one year	(86.9)	(25.7)
Debt due after one year	(473.1)	(246.3)
Liquid financial instruments	121.0	104.4
	(218.1)	(37.3)

NOTES

1. PREPARATION OF PRELIMINARY RESULTS

The preliminary results have been prepared on the basis of the accounting policies set out in AMEC's annual report and accounts for the year ended 31 December 2002 except as noted below:

The preliminary results were approved by the board of directors on 11 March 2004 and are audited.

The financial information for the years ended 31 December 2003 and 2002 set out above does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2002 have been delivered to the Registrar of Companies. The accounts for the year ended 31 December 2003 will be delivered to the Registrar of Companies following the annual general meeting. The company's auditors, KPMG Audit Plc, have reported on the 2003 and 2002 accounts under section 235(1) of the Act. These reports were not qualified within the meaning of section 235(2) of the Act and did not contain statements made under section 237(2) and section 237(3) of the Act.

The annual report and accounts for the year ended 31 December 2003 will be posted to shareholders on 15 April 2004.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com Copies of annual reports and accounts are also available from: WILink, Hook Rise South, Surbiton, Surrey, KT6 7LD.

2. ANALYSIS OF TOTAL TURNOVER, TOTAL OPERATING PROFIT/(LOSS) (BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS) AND NET ASSETS

	Total turnover		Total operating profit/ (loss)	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Class of business:				
Client Support Services				
Operations Support Services	2,207.8	1,463.3	86.1	60.9
Consulting and Design Services	309.5	317.8	8.7	14.7
	2,517.3	1,781.1	94.8	75.6
Capital Projects				
Construction Management	213.6	513.0	(5.0)	(2.3)
Construction	1,940.1	1,897.7	60.6	56.1
	2,153.7	2,410.7	55.6	53.8
Investments				
Development and Regeneration	82.6	156.7	8.3	12.9
Public Private Partnerships	36.2	32.6	9.5	6.2
	118.8	189.3	17.8	19.1
	4,789.8	4,381.1	168.2	148.5
Internal turnover	(77.1)	(49.5)	-	-
Corporate costs	-	-	(26.5)	(22.3)
	4,712.7	4,331.6	141.7	126.2
Geographical origin:				
United Kingdom	2,109.6	2,107.5	94.8	90.8
Rest of Europe	1,379.6	845.7	43.1	19.2
Americas	749.3	1,069.0	9.1	19.6
Rest of the world	474.2	309.4	21.2	18.9
	4,712.7	4,331.6	168.2	148.5
Corporate costs	-	-	(26.5)	(22.3)
	4,712.7	4,331.6	141.7	126.2

	Net assets	
	2003 £ million	2002 £ million
Class of business:		
Client Support Services	18.8	59.2
Capital Projects	(0.1)	20.4
Investments	101.3	78.8
	120.0	158.4
Goodwill capitalised	342.1	133.3
Net debt	(218.1)	(37.3)
Unallocated net assets/(liabilities)	30.5	(0.8)
	274.5	253.6
Geographical origin:		
United Kingdom	52.3	34.7
Rest of Europe	(26.3)	75.8
Americas	100.6	75.8
Rest of the world	(6.6)	(27.9)
	120.0	158.4
Goodwill capitalised	342.1	133.3
Net debt	(218.1)	(37.3)
Unallocated net assets/(liabilities)	30.5	(0.8)
	274.5	253.6

3. TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

	2003 £ million	2002 £ million
Corporation tax at 30% (2002: 30%)	16.7	13.5
Double taxation relief	(0.9)	(0.4)
Overseas taxation	21.0	2.4
Joint ventures' and associates' taxation	(1.4)	7.0
	35.4	22.5
Deferred tax at 30% (2002: 30%)	(2.6)	4.6
Joint ventures' deferred tax	2.1	1.5
	34.9	28.6

The tax attributable to the exceptional items for the year ended 31 December 2003 amounted to a credit of £1.1 million (2002: £4.0 million)

4. DIVIDENDS ON EQUITY SHARES

	2003 pence per share	2002 pence per share	2003 £ million	2002 £ million
Ordinary shares:				
Interim paid 2 January 2004	3.6	3.4	10.6	10.1
Final recommended dividend - payable 1 July 2004	6.9	6.6	20.1	19.4
	10.5	10.0	30.7	29.5

It is proposed that the recommended final dividend will be paid on 1 July 2004 to members on the register at the close of business on 14 May 2004.

5. EARNINGS PER ORDINARY SHARE

In order to appreciate the effects of goodwill amortisation and exceptional items (net of attributable tax) on the reported underlying performance, additional calculations of earnings per ordinary share have been presented.

Basic earnings per ordinary share, before goodwill amortisation and exceptional items, have been calculated on earnings of £75.7 million divided by the average number of ordinary shares in issue during the year of 293.3 million.

Basic earnings per ordinary share, after goodwill amortisation and exceptional items, have been calculated on earnings of £60.0 million divided by the average number of ordinary shares in issue during the year of 293.3 million.

Diluted earnings per ordinary share, before goodwill amortisation and exceptional items, have been calculated on earnings of £75.7 million and after including the effect of all dilutive potential ordinary shares, which increases the average number of ordinary shares in issue during the year to 299.3 million.

Diluted earnings per ordinary share, after goodwill amortisation and exceptional items, have been calculated on earnings of £60.0 million and after including the effect of all dilutive potential ordinary shares, which increases the average number of ordinary shares in issue during the year to 299.3 million.

6. STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2003 £ million	2002 £ million
Profit for the year	60.0	10.8
Exchange and other movements	(2.3)	(16.1)
Adjustment arising from the full consolidation of SPIE	(12.1)	-
Total gains/(losses) relating to the year	45.6	(5.3)

7. RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	2003 £ million	2002 £ million
Profit for the year	60.0	10.8
Dividends on equity and non-equity shares	(30.7)	(29.5)
Retained profit/(loss) for the year	29.3	(18.7)
Exchange and other movements	(2.3)	(16.1)
Ordinary shares issued	0.4	0.9
Adjustment arising from the full consolidation of SPIE	(12.1)	-
Net addition/(reduction) in shareholders' funds	15.3	(33.9)
Shareholders' funds as at 1 January	251.8	285.7
Shareholders' funds as at 31 December	267.1	251.8

8. RECONCILIATION OF GROUP OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES

2003 £ million	2002 £ million

Group operating profit	112.2	65.9
Profit on disposal of fixed assets	-	(1.5)
Goodwill amortisation	16.2	10.7
Depreciation	47.8	26.3
(Decrease)/increase in stocks	(0.3)	33.5
Decrease in debtors	184.7	122.1
Decrease in creditors and provisions	(259.2)	(198.7)
Exchange and other movements	(3.6)	15.0
Net cash flow from operating activities	97.9	73.3

END
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19

RNS Number:4843W
AMEC PLC
12 March 2004

AMEC Wins Major Contract To Restore Power In Iraq

London, United Kingdom (12 March 2004)

AMEC, the international project management and services company, has won a major contract in Iraq worth up to US$500 million (AMEC share up to US$250 million). AMEC, which won the contract with Fluor, its joint-venture partner in Iraq, is the first UK company to win major reconstruction work in Iraq.

"We are delighted to confirm we have won our first big contract in Iraq, " said Sir Peter Mason, AMEC's chief executive. "While we and Fluor are already on the ground with around 2,000 people near Baghdad, this is a much more sizeable piece of work across the whole of Iraq and confirms our important role in the reconstruction of the country."

AMEC, which announced its preliminary results yesterday, said that it was proud to be one of the few UK companies with the skills and experience to participate in the reconstruction.

"Our results yesterday confirmed that AMEC is no longer just a UK construction company but a project management and services company playing on the world stage," said Sir Peter. "This win reinforces that important message."

The contract, to provide engineering services for the restoration, rehabilitation, operation and maintenance of power generation facilities across Iraq, is awarded on a cost-reimbursable basis.

The contract is one of ten major contracts likely to be awarded over the next few weeks by the Coalition Provisional Authority (CPA) the US-led body in charge of Iraq reconstruction. Work on this contract will start immediately and will initially involve the mobilisation of a further 80 Fluor AMEC personnel, as well as many more Iraqi subcontractors. This work will take place during 2004 and 2005.

AMEC also has bids outstanding for six further contracts for work restoring power, water, transportation and justice infrastructure, totalling up to US$3.5 billion and expects to hear about the outcome of these later this month or in early April.

AMEC noted that the uncertain environment in Iraq where contracts could change or be delayed at any time meant AMEC would take a cautious view of the value of contracts in Iraq. "We believe that any projections must be regarded as provisional at this stage," said Sir Peter.

AMEC also stressed that safety would be of paramount importance and that it would be retaining its own security services in addition to the security teams provided by the coalition forces

Contacts:

AMEC plc +44 (0)20 7534 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Nick Welsh, Media Relations Manager

Notes to Editors

1) AMEC has a 49 per cent interest in the Fluor AMEC LLC join venture.

2) AMEC plc, the international project management and services company, provides design, project delivery and maintenance support to clients in the oil and gas; transport; infrastructure and industrial sectors. Headquartered in London, the company generated 2003 revenues of £4.7 billion and works at the local, national and international levels, employing 45,000 people throughout the UK, Continental Europe, North America and some 40 countries worldwide.

3) Fluor Corporation provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. The company serves a diverse set of industries ranging from oil and gas to infrastructure to healthcare and telecommunications. Headquartered in Aliso Viejo, Calif., Fluor is a Fortune 500 company with revenues of $10 billion (US) in fiscal year 2002.

4) AMEC announced a 7% increase in pre-tax profit before exceptional items in its preliminary results yesterday. Two-thirds of operating profit is now generated from Services and Investments.

END
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20



RNS Number:5605W
AMEC PLC
15 March 2004

AMEC acquires Phoenix Imperative(R) Inc. to enhance biotechnology capabilities

London, United Kingdom (March 15, 2004) - AMEC, the international project management and services company, today announced the acquisition of Phoenix Imperative(R) Inc. for a cash consideration of £4 million, £2.3 million of which is deferred and payable over three years.

"This acquisition is another important step forward in our strategy of offering an integrated service to clients," said Carlos Riva, Chief Executive of AMEC Group Limited and Chairman of AMEC Americas. "It broadens AMEC's services in the biotech and pharmaceutical sector. We can provide our clients with new specialized services in the biotech area that complement our existing pharmaceutical services."

Based in Newark, Delaware, Phoenix Imperative(R) Inc. offers a wide range of services for the biotechnology and pharmaceutical industries. The company employs 75 full-time staff in four offices along the Eastern United States seaboard and its addition to AMEC will create a leading validation and compliance business serving the pharmaceutical and biotech industries.

The transaction also allows AMEC to build on its strong client relationships in the Philadelphia region and Eastern U.S. seaboard biotech and pharmaceutical industries, where Phoenix Imperative(R) Inc. has an established and successful business track record.

Contacts:
AMEC plc +44 (0)20 7634 0000

Neil Jamieson Director, Investor Relations,
Juliet Sychrava, Director of Corporate Communications
Harold Ashurst, Senior Press Officer

Notes to Editors:

In the transaction, AMEC acquires all the Phoenix Imperative(R) Inc. shares. Richard (Rick) F. Geoghegan Jr., CEO of Phoenix Imperative(R), Inc., will become Senior Vice President of AMEC's PharmaBio business unit, under the Industrial & PharmaChem division.

AMEC plc, the international project management and services company, provides design, project delivery and maintenance support to clients in the oil and gas; transport; infrastructure and industrial sectors. Headquartered in London, the company generated 2003 revenues of £4.7 billion and works at the local, national and international levels, employing 45,000 people throughout the UK, Continental Europe, North America and some 40 countries worldwide. www.amec.com

End

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:7189W
AMEC PLC
19 March 2004

AMEC Wins A1 Dishforth to Barton Contract by Highways Agency

London, United Kingdom (19 March 2004) - AMEC, the international project management and services company, and joint venture partner Alfred McAlpine have been awarded a contract by the Highways Agency to upgrade 38 kilometres (24 miles) of the A1 between Dishforth and Barton in North Yorkshire to motorway standard.

Awarded under the Highways Agency's Early Contractor Involvement (ECI) initiative, the contract will be undertaken in two phases. Starting immediately with preliminary design, the AMEC and McAlpine joint-venture (50:50) will develop design proposals and a target cost for the project and progress it through statutory procedures, including public enquiry. On successful completion of this first phase, and subject to approval of the project design and costs by the Highways Agency and the Secretary of State, the joint-venture will be appointed to undertake detailed design and construction of the project.

The Highways Agency's budget for the entire scheme is £330 million. Construction will start on site in 2007 and be completed in 2010.

Contacts:

Neil Jamieson, Director of Investor Relations, 020 7634 0063, neil.jamieson@amec.com
Nick Welsh, Media Relations Manager, 020 76 34 0024, nick.welsh@amec.com
Frank Stokes, Press Officer, 01789 208477 frank.stokes@amec.com

Notes to editors:

The project scope comprises the upgrading of 38km (24 miles) of two-lane dual carriageway to a three-lane motorway, including new junctions at Baldersby, Leeming and Catterick, and improved junctions at Dishforth, Scotch Corner and Barton. It will also include a single carriageway road running along a substantial length of the scheme to cater for non-motorway traffic.

AMEC plc (LSE: AMEC) is an international project management and services company headquartered in London, United Kingdom. With office networks across the Americas, Continental Europe and Asia, AMEC manages projects worldwide. It generates annual revenues of around £5 billion and employs 45,000 people in over 40 countries.
The company works across the public and private sectors, locally and internationally and in a range of sectors including transport, oil and gas and power as well as generally across industry and commerce.

AMEC designs, delivers and supports infrastructure assets. Specific services include: project management, environmental and technical consultancy, architectural and engineering design, funding and feasibility studies, planning, procurement, construction and multi-technical services, facilities management, maintenance and decommissioning.

www.amec.com

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RNS Number:8879W
AMEC PLC
24 March 2004

AMEC Wins Major Contracts to Restore Public Works and Water Infrastructure in Iraq

London, United Kingdom (24 March 2004) - AMEC, the international project management and services company, has won two further major contracts in Iraq worth up to US$1.1 billion, the company announced today. The awards, won in conjunction with Fluor, its joint-venture partner in Iraq, are worth up to US$540 million to AMEC and bring AMEC's total share of work in Iraq up to US$780 million.

"This award confirms AMEC's role as the leading UK company involved in the reconstruction of Iraq," said Sir Peter Mason, AMEC's chief executive. "Our wide experience of managing sensitive and critical projects on this scale worldwide will have been an important factor in this award."

The two contracts, to restore public works and water infrastructure, form part of the major round of contracts currently being awarded by the Coalition Provisional Authority, the US-led body in charge of Iraq reconstruction. They follow the award in March 2004 to Fluor-AMEC of a contract to restore power generation facilities worth up to US$500 million (AMEC share up to US$240 million).

Work on the contracts, which will involve the restoration of the water and waste infrastructure in the northern and southern regions of Iraq, is expected to start shortly. The contracts have been awarded on a cost-reimbursable basis.

Fluor-AMEC also has a bid outstanding for justice and security infrastructure work across Iraq worth up to US$900 million and expects to hear about the outcome in early April 2004.

AMEC is aware of the uncertain environment in Iraq and takes a cautious view. "We believe that any projections must be regarded as provisional at this stage. When the outcome of our remaining bid in the current round is known, we will provide a further update to the market." said Sir Peter.

The company, which already has a team with Fluor on the ground in Iraq, stressed that the safety of its people, including any local contractors, was of paramount importance and that it would be retaining its own security services in addition to the security teams provided by the coalition forces.

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Nick Welsh, Media Relations Manager

Notes to Editors

1. AMEC has a 49 per cent interest in the Fluor AMEC LLC joint venture.

2. AMEC plc, the international project management and services company, provides design, project delivery and maintenance support to clients in the oil and gas; transport; infrastructure and industrial sectors. Headquartered in London, the company generated 2003 revenues of £4.7 billion and works at the local, national and international levels, employing 45,000 people throughout the UK, Continental Europe, North America and some 40 countries worldwide.

3. Fluor Corporation provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. The company serves a diverse set of industries ranging from oil and gas to infrastructure to healthcare and telecommunications. Headquartered in Aliso Viejo, California, Fluor is a Fortune 500 company

with revenues of US$10 billion in fiscal year 2002.

4. AMEC announced a 7% increase in pre-tax profit before exceptional items in its preliminary results on 11 March 2004. Two-thirds of operating profit is now generated from Services and Investments.

5. Through its Program Management Office (PMO), the Coalition Provisional Authority manages the US$18.4 billion appropriated by the U.S. Congress to support the reconstruction of Iraqi infrastructure and is responsible for all activities associated with program, project, asset, construction and financial management of that portion of the reconstruction effort undertaken by the United States. The goal of PMO, and the prime contractors that are selected, is to assist Iraq in rebuilding infrastructure, growing employment opportunities for Iraqi citizens, and building skill sets and capacity for a strong and successful future for Iraqis.

End

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(23)

RNS Number:8929W
AMEC PLC
24 March 2004

AMEC Acquisitions Enhance Continental Europe Regional Services Business

London, United Kingdom (24 March 2004) - AMEC, the international project management and services company, today announced the acquisition of two specialist engineering services companies in France with combined net assets of e3.4 million (£2.45 million). The move further enhances AMEC's Regional Services activities in Continental Europe.

"These acquisitions strengthen our Regional Services business which is already AMEC's largest single market sector and which in Continental Europe operates from a network of over 300 locations," said Jean Monville, Chief Executive of AMEC SPIE. "They will enable us to enhance the range of integrated engineering services we offer to our industrial clients across central and north west France."

3DM and its two operating subsidiaries, EPH2000 and AGEE, with net assets of e2.2 million (£1.6 million) have been acquired by AMEC SPIE Ouest-Centre. The company is based near Orleans in the central Loiret region and specialises in complex electrical and equipment automation services for the industrial manufacturing industries in central France. It generated total sales of e14 million (£9.9 million) in 2003 and employs 140 people.

Nempon Mimeca, with net assets of e1.2 million (£850,000) has been acquired by AMEC SPIE Ile-de-France Nord-Ouest. The company is based in Dunkerque in the Nord-Picardie region and specialises in mechanical engineering services for the energy, raw materials, chemical manufacturing and food processing sectors in north west France. It generated total sales of e5 million (£3.5 million) in 2003 and employs 65 people.

AMEC's Regional Services business is highly fragmented and offers significant opportunities for growth through acquisition which helps provide additional geographical spread. It had annualised revenues of some £1.4 billion in 2003 and is AMEC's largest market sector. In 2003, Regional Services benefited from six small bolt-on acquisitions in France, The Netherlands, Spain and Portugal, while in North America, a water resources business was acquired in Denver.

Regional Services which include AMEC SPIE and AMEC's environmental business in North America follows a distinct business model focused on repeat business for numerous clients at the local level. The businesses operate from more than 300 locations across Continental Europe and 90 locations across North America.

Contacts:

AMEC plc Tel: +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Nick Welsh, Media Relations Manager

AMEC SPIE Tel: +33 (0)1 34 22 58 21
Pascal Omnes, AMEC SPIE Communications Manager

Note to Editors

AMEC SPIE provides multi technical services to clients in industrial, energy, transport and communications from a local services network of more than 300 regional locations across Continental Europe.

AMEC's North American environmental business provides services covering all aspects of environmental services, geotechnical engineering, materials testing and engineering and water resource services from a network of more than 90 locations.

AMEC plc (LSE: AMEC) is an international project management and services company headquartered in London, United Kingdom. With office networks across the Americas, Continental Europe and Asia, AMEC manages projects worldwide. It generated annual revenues of around £4.7 billion in 2003 and employs 45,000

people in over 40 countries.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:7672X
AMEC PLC
19 April 2004

AMEC plc
19 April 2004

AMEC plc - DIRECTORS' DEALINGS PURSUANT TO THE COMPANY'S PERFORMANCE SHARE PLAN 2002 ("the Plan")
Pursuant to our obligations under the Listing Rules, we hereby advise you that in accordance with the terms of the Plan, the directors of AMEC plc detailed below have been awarded the following Restricted Shares (being Ordinary Shares of AMEC plc and as defined in the Rules of the Plan) on 14 April 2004 at 300p per share.

Director	Restricted Shares
Sir Peter Mason	191,666
Mr J D Early	87,500
Mr S J Siddall	98,333
Mr J A Monville	99,495
Mr C A Riva	153,333

Further, on 14 April 2004, Messrs Siddall, Monville and Riva purchased 4,757, 6,666 and 23,000 ordinary shares in AMEC plc respectively at 300p per share. These dealings were related to the above PSP transactions.

Additionally, as a consequence of the non-fulfillment of the performance conditions, in accordance with the rules of the AMEC Long Term Investment Plan ("LTIP"), the AMEC Ordinary Shares detailed below, awarded to Directors in 2001 as Restricted Shares, failed to vest and have therefore lapsed with immediate effect:

Director	Shares Lapsed
Sir Peter Mason	68,972
Mr J D Early	32,729
Mr S J Siddall	31,891

As a result of the foregoing, the interests of the relevant directors are now as follows: -
Sir Peter Mason - 2,062,202 Shares (comprising 86,458 Ordinary Shares, 1,474,888 Executive Options, 8,442 SAYE Options and 492,414 LTIP/PSP Restricted Shares).
Mr J D Early - 535,596 Shares (comprising 52,751 Ordinary Shares, 247,000 Executive Options, 4,489 SAYE Options and 231,356 LTIP/PSP Restricted Shares).
Mr S J Siddall - 618,163 Shares (comprising 22,398 Ordinary Shares, 335,402 Executive Options, 4,231 SAYE Options and 256,132 LTIP/PSP Restricted Shares).
Mr J A Monville - 388,585 Shares (comprising 19,809 Ordinary Shares, 135,000 Executive Options and 233,776 PSP Restricted Shares)
Mr C A Riva - 669,721 Shares (comprising 23,000 Ordinary Shares, 325,791 Executive Options and 320,930 PSP Restricted Shares)

C L Fidler
Assistant Company Secretary
19 April 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS Number:8850X
AMEC PLC
22 April 2004

AMEC plc
22 April 2004

Annual Report 2003

A copy of the above report has been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

AMEC plc
Colin Fellowes
Assistant Company Secretary

END
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26

RNS Number:3411Y
AMEC PLC
05 May 2004

TRADING UPDATE

AMEC, the international project management and services company, is providing an update to its preliminary results announced on 11 March 2004 and is setting out the board's expectations of the likely impact of subsequent events including contracts won in Iraq.

Iraq

The Fluor AMEC LLC joint venture has recently won three contracts for reconstruction work in Iraq with a total value of up to US$1.6 billion, (AMEC share US$0.8 billion). First task orders relating to the water reconstruction contracts have now been received and work has commenced, but security challenges in the region make it difficult to predict the value of work that will be completed in 2004.

North American industrial markets

As announced in the preliminary results, levels of front-end consultancy and feasibility studies for industrial clients in North America improved in the early part of 2004.

Activity levels have increased in AMEC's oil sands and mining businesses, but although prospects in the industrial sector remain generally encouraging, AMEC's other North American businesses, where growth is also dependent upon a resumption of capital expenditure by industrial clients, have not yet benefited from an increase in order levels. Consequently, the board is now of a view that any overall recovery in AMEC's North American industrial markets in 2004 will not result in any material improvement on its expectations for this year.

US Construction Management

The strategic review of the US Construction Management business has recently been concluded. With the risk and low margin on this activity leading to losses in recent years, and with the business no longer being consistent with AMEC's focus on engineering and technical services, AMEC has decided that a controlled exit from this market is in the best interests of shareholders.
The exit from this business, together with the disposal of 51% of Spie Batignolles, the regional construction business in Continental Europe, will eliminate what in recent years has been nearly £1 billion of activity with negligible impact on operating profit.

The US Construction Management business operates through several regional centres. Offices in Washington DC and Florida, together with two ongoing projects, have been sold to Facchina-McGaughan, a joint-venture between the AMEC regional management and the Facchina group. The value of the transaction is minimal. This management team has a good track record and intends to build up the activities they have acquired from AMEC, creating opportunities for people currently employed by that business.

Offices in New York, Boston, San Francisco and Chicago will be either closed or sold and existing contractual commitments completed in a process expected to be concluded over the next two to three years.

Net capital employed in the total US Construction Management business of about US$40 million is expected to be released over the next two to three years and will be retained by AMEC.

AMEC will include in its results for the year ending 31 December 2004 an exceptional charge of about £15 million to cover the net costs expected to be incurred in exiting the US Construction Management business. In addition, goodwill of £11 million previously written off to reserves will be required to be written off in the profit and loss account, but without further impact on the balance sheet.

Net debt

AMEC's average weekly net debt for the three months ended 31 March 2004 was £360 million, £70 million higher than the same period in 2003. As expected, the first quarter of 2004 reflected both the cost of acquisitions made in the second quarter of 2003 and also the planned reduction in AMEC's higher risk, low margin capital project activities, which in the past have provided a good cash profile. In addition, capital employed on several oil and gas projects has increased and is not expected to reverse until late 2004 or early 2005 with the achievement of key contract milestones.

The funding of activities in Iraq requires short-term working capital in line with comments made at the time of the preliminary results announcement and these are presently estimated to be of the order of £20 million.

Outlook for 2004

AMEC's activities in regional services, oil and gas, and transport continue to perform in line with the board's expectations at the time of the preliminary results announcement on 11 March 2004.

In the infrastructure sector, current and anticipated task orders relating to the restoration of power and water infrastructure in Iraq are expected to produce benefits in both 2004 and 2005, although the value of work that will be completed in 2004 is difficult to assess due to ongoing high levels of security. In the industrial sector, capital investment in North America is entering a new cycle of growth, with increased activity in AMEC's oil sands and mining sectors providing early evidence of the upswing. The outlook for growth remains encouraging and a broader-based recovery in orders is expected in the medium-term. The board sees 2005 as being a year of recovery in this sector, but is now of a view that any upswing in 2004 will not result in any material impact on its expectations for this year.

Given continuing uncertainty in Iraq, the board confirms that its previous expectations of making further progress in 2004 remain unchanged at this time.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000

Analysts and investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Nick Welsh, Manager Corporate Communications

Internet users will be able to view this announcement, together with other information about AMEC plc, at its web site www.amec.com

END
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RNS Number:3477Y
AMEC PLC
06 May 2004

THIS ANNOUNCEMENT WAS PREVIOUSLY RELEASED ON 5TH MAY 2004 AT 16.21 UNDER RNS NO. 3411Y. THIS ANNOUNCEMENT HAS BEEN RE-RELEASED FOR MAXIMUM MARKET EXPOSURE.

TRADING UPDATE

AMEC, the international project management and services company, is providing an update to its preliminary results announced on 11 March 2004 and is setting out the board's expectations of the likely impact of subsequent events including contracts won in Iraq.

Iraq

The Fluor AMEC LLC joint venture has recently won three contracts for reconstruction work in Iraq with a total value of up to US$1.6 billion, (AMEC share US$0.8 billion). First task orders relating to the water reconstruction contracts have now been received and work has commenced, but security challenges in the region make it difficult to predict the value of work that will be completed in 2004.

North American industrial markets

As announced in the preliminary results, levels of front-end consultancy and feasibility studies for industrial clients in North America improved in the early part of 2004.

Activity levels have increased in AMEC's oil sands and mining businesses, but although prospects in the industrial sector remain generally encouraging, AMEC's other North American businesses, where growth is also dependent upon a resumption of capital expenditure by industrial clients, have not yet benefited from an increase in order levels. Consequently, the board is now of a view that any overall recovery in AMEC's North American industrial markets in 2004 will not result in any material improvement on its expectations for this year.

US Construction Management

The strategic review of the US Construction Management business has recently been concluded. With the risk and low margin on this activity leading to losses in recent years, and with the business no longer being consistent with AMEC's focus on engineering and technical services, AMEC has decided that a controlled exit from this market is in the best interests of shareholders.
The exit from this business, together with the disposal of 51% of Spie Batignolles, the regional construction business in Continental Europe, will eliminate what in recent years has been nearly £1 billion of activity with negligible impact on operating profit.

The US Construction Management business operates through several regional centres. Offices in Washington DC and Florida, together with two ongoing projects, have been sold to Facchina-McGaughan, a joint-venture between the AMEC regional management and the Facchina group. The value of the transaction is minimal. This management team has a good track record and intends to build up the activities they have acquired from AMEC, creating opportunities for people currently employed by that business.

Offices in New York, Boston, San Francisco and Chicago will be either closed or sold and existing contractual commitments completed in a process expected to be concluded over the next two to three years.

Net capital employed in the total US Construction Management business of about US$40 million is expected to be released over the next two to three years and will be retained by AMEC.

AMEC will include in its results for the year ending 31 December 2004 an exceptional charge of about £15 million to cover the net costs expected to be incurred in exiting the US Construction Management business. In addition, goodwill of £11 million previously written off to reserves will be required to be written off in the profit and loss account, but without further impact on the

balance sheet.

Net debt

AMEC's average weekly net debt for the three months ended 31 March 2004 was £360 million, £70 million higher than the same period in 2003. As expected, the first quarter of 2004 reflected both the cost of acquisitions made in the second quarter of 2003 and also the planned reduction in AMEC's higher risk, low margin capital project activities, which in the past have provided a good cash profile. In addition, capital employed on several oil and gas projects has increased and is not expected to reverse until late 2004 or early 2005 with the achievement of key contract milestones.

The funding of activities in Iraq requires short-term working capital in line with comments made at the time of the preliminary results announcement and these are presently estimated to be of the order of £20 million.

Outlook for 2004

AMEC's activities in regional services, oil and gas, and transport continue to perform in line with the board's expectations at the time of the preliminary results announcement on 11 March 2004.

In the infrastructure sector, current and anticipated task orders relating to the restoration of power and water infrastructure in Iraq are expected to produce benefits in both 2004 and 2005, although the value of work that will be completed in 2004 is difficult to assess due to ongoing high levels of security. In the industrial sector, capital investment in North America is entering a new cycle of growth, with increased activity in AMEC's oil sands and mining sectors providing early evidence of the upswing. The outlook for growth remains encouraging and a broader-based recovery in orders is expected in the medium-term. The board sees 2005 as being a year of recovery in this sector, but is now of a view that any upswing in 2004 will not result in any material impact on its expectations for this year.

Given continuing uncertainty in Iraq, the board confirms that its previous expectations of making further progress in 2004 remain unchanged at this time.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000

Analysts and investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Nick Welsh, Manager Corporate Communications

Internet users will be able to view this announcement, together with other information about AMEC plc, at its web site www.amec.com

END
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28

RNS Number:8248Y
AMEC PLC
19 May 2004

AMEC plc

19 May 2004

AGM STATEMENT - AMEC ON TRACK FOR 2004

AMEC, the international project management and services company, is holding its Annual General Meeting at 10.30 am today in London, UK. Following the company's trading update issued on 5 May 2004, Chief Executive Sir Peter Mason will confirm that the board expects to see further progress in 2004 in line with its expectations at the time of AMEC's preliminary results announcement in March 2004.

AMEC will announce its interim results for the six months ending 30 June 2004 on Thursday 2 September 2004.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000

Analysts and investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Nick Welsh, Manager Corporate Communications

Internet users will be able to view this announcement, together with other information about AMEC plc at the company's web site www.amec.com

END
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(29)

RNS Number:8540Y
AMEC PLC
19 May 2004

AMEC plc

19 May 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we received yesterday, 18 May 2004, a notification from Morgan Stanley Securities Limited that they and the group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited, now hold a notifiable interest in the share capital of AMEC plc of 19,791,248 shares, representing 6.57% of the issued share capital of the Company.

Morgan Stanley had previously notified an interest of 15,978,222 shares on 12 February 2004, which at that time represented 5.32% of the issued share capital.

C L Fidler
Assistant Company Secretary

END
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RNS Number:9184Y
AMEC PLC
20 May 2004

AMEC plc

20 May 2004

AMEC plc - Annual General Meeting - Proxy Voting

All resolutions were passed on a show of hands at the Annual General Meeting held yesterday, 19 May 2004. For Shareholders' information, the proxy voting was as follows:

Resolution One - Accounts

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 144,674,646.
The number of shares against were 199,374.
The number of shares abstained were 4,638,682.

Resolution Two - Dividend

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 147,449,360.
The number of shares against were 1,793.
The number of shares abstained were 2,061,549.

Resolution Three - Remuneration Report

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 142,682,929.
The number of shares against were 1,233,408.
The number of shares abstained were 5,596,365.

Resolution Four - Remuneration Policy

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 142,173,281.
The number of shares against were 1,448,231.
The number of shares abstained were 5,891,190.

Resolution Five - Re-election of Mr J M Green-Armytage

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 147,392,781.
The number of shares against were 58,372.
The number of shares abstained were 2,061,549.

Resolution Six - Re-election of Mr C A Riva

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 147,299,998.
The number of shares against were 151,155.
The number of shares abstained were 2,061,549.

Resolution Seven - Re-election of Mr S J Siddall

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 145,693,811.
The number of shares against were 154,326.
The number of shares abstained were 3,664,565.

Resolution Eight - Re-election of Ms M O Hesse

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 146,745,611.
The number of shares against were 74,638.
The number of shares abstained were 2,692,453.

Resolution Nine - Re-appointment of KPMG

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 146,019,267.
The number of shares against were 1,460,800.
The number of shares abstained were 2,032,635.

Resolution Ten - Purchase of Shares

The number of shares voted were 149,512,702.
The number of shares in favour and the Chairman's discretion were 147,357,152.
The number of shares against were 94,001.
The number of shares abstained were 2,061,549.

P J Holland
Company Secretary and Administration Director

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:2781Z
AMEC PLC
01 June 2004

AMEC plc

1 June 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we received on 28 May 2004 (after close of business), a notification from Morgan Stanley Securities Limited that they and the group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited, no longer hold a notifiable interest in the share capital of AMEC plc.

C Fellowes
Assistant Company Secretary

END
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RNS Number:0311A
AMEC PLC
23 June 2004

DISPOSAL OF OUTSTANDING 49% STAKE IN AMEC'S REGIONAL FRENCH CONSTRUCTION BUSINESS

Exercise of call option further reduces AMEC's exposure to at-risk and low margin construction activities

AMEC plc, the international project management and services company, announces that under the terms of the shareholders' agreement previously announced to the London Stock Exchange on 6 August 2003, the management of Financiere Spie Batignolles has exercised its option to acquire the outstanding 49 per cent of shares in Spie Batignolles S.A. currently held by AMEC.

The cash consideration for the transaction is Euro21.6 million (£14 million). P roceeds from the transaction, which was completed on 22 June 2004, will be used to reduce debt.

AMEC Chief Executive, Sir Peter Mason, commented:

'The completion of the disposal of Spie Batignolles S.A. further reduces AMEC's exposure to at-risk and low margin construction activities and is consistent with our strategic focus on developing services activities. AMEC's activities based in Continental Europe, with annual turnover of Euro3 billion (£2 billion), will continue to be focused on our multitechnical regional services network of over 300 locations together with specialist activities in the rail and oil and gas sectors.'

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications

Internet users will be able to view this announcement, together with other information about AMEC plc, at the company's web site www.amec.com

END
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RNS Number:0313A
AMEC PLC
23 June 2004

PRE-CLOSE TRADING UPDATE

Trading and outlook in line with expectations
AMEC plc, the international project management and services company, confirms that performance for the first six months of 2004 and the outlook for earnings to 31 December 2004 remain in line with its overall expectations at the time of AMEC's preliminary results announcement on 11 March 2004.

AMEC continues to benefit from the diversity of its end markets, with satisfactory first half performance in the UK and Continental Europe offsetting weakness in North American industrial markets. There will, as expected, be a credit to net interest payable in the first half from the sale of a further PPP debt investment.

At 30 April 2004, the order book in AMEC's oil and gas, transport, infrastructure and industrial markets stood at £3.2 billion as compared with £3.0 billion as at 31 December 2003. The order book excludes Regional Services and non-core activities in UK rail maintenance, Spie Batignolles and US Construction Management.

As previously indicated, average weekly net debt remains about £70 million above the corresponding period of 2003.

AMEC has also announced earlier today the disposal of its outstanding 49 per cent interest in Spie Batignolles S.A. for a cash consideration of Euro21.6 million (£14 million).

AMEC expects to announce its interim results for the six months ending 30 June 2004 on Thursday 2 September 2004.

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications

Internet users will be able to view this announcement, together with other information about AMEC plc, at the company's web site www.amec.com

END
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RNS Number:2279A
AMEC PLC
28 June 2004

AMEC plc

28 June 2004

We have today received a notification from Toscafund Limited, that they hold a notifiable interest of 25,290,545 ordinary shares, representing 8.4% of the issued share capital of AMEC plc.

Toscafund had previously notified an interest of 21,662,073 ordinary shares on 15 January 2004 which at that time represented 7.21% the issued share capital.

P J Holland
Company Secretary

END
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35

RNS Number:2433A
AMEC PLC
29 June 2004

AMEC plc

29 June 2004

Pursuant to our obligations under the Listing Rules we hereby advise you that on 24 June 2004, Sir Peter Mason, Chief Executive of AMEC plc, exercised his SAYE option in respect of 4,211 ordinary shares in AMEC plc at an option price of 230p. Sir Peter retained the shares.

C Fellowes
Assistant Company Secretary

END
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36

RNS Number:4227A
AMEC PLC
02 July 2004

AMEC plc

2 July 2004

Pursuant to our obligations under the Listing Rules we hereby advise you that on 1 July 2004, Mr J D Early, executive director of AMEC plc, exercised his SAYE option in respect of 596 ordinary shares in AMEC plc at an option price of 181p. Mr Early retained the shares.

C Fellowes
Assistant Company Secretary

END
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RNS Number:6944A
AMEC PLC
12 July 2004

AMEC Acquisition Enhances Continental European Regional Services Business

London, United Kingdom (12 July 2004) - AMEC, the international project management and services company, today announces the acquisition of SOCOA, the French specialist engineering services company, for a cash consideration of Euro450,000 (£300,000). SOCOA provides advanced mechanical engineering and automation services to the French aviation and space industries.

The acquisition further strengthens AMEC's Continental European Regional Services business, operating from a network of over 300 locations.

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Nick Welsh, Media Relations Manager

Notes to Editors:

AMEC plc (LSE: AMEC) is an international project management and services company headquartered in London, United Kingdom. With office networks across the Americas, Continental Europe and Asia, AMEC manages projects worldwide. It generated total turnover of £4.7 billion in 2003 and employs 45,000 people in over 40 countries.

AMEC designs, delivers and supports infrastructure assets across the public and private sectors, locally and internationally and in a range of sectors including oil and gas and transport as well as generally across industry and commerce.

www.amec.com

END
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RNS Number:7254A
AMEC PLC
12 July 2004

AMEC plc

12 July 2004

We have today received a notification from Toscafund Limited, that they hold a notifiable interest of 28,714,088 ordinary shares, representing 9.52% of the issued share capital of AMEC plc.

Toscafund had previously notified an interest 25,290,545 of ordinary shares on 28 June 2004 which at that time represented 8.4% the issued share capital.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:8405A
AMEC PLC
14 July 2004

AMEC plc

14 July 2004

We have received a notification (dated 13 July 2004) from Fidelity Management & Research Company on behalf of FMR Corp., Fidelity International Limited, these companies' subsidiaries and their principal shareholder, Mr Edward C. Johnson that they no longer hold a notifiable interest in the share capital of AMEC plc.

Fidelity had previously notified an interest of 9,136,492 ordinary shares on 11 December 2003, which at that time represented 3.05% of the issued share capital.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:0870B
AMEC PLC
21 July 2004

AMEC plc

21 July 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we received yesterday, 20 July 2004 a notification from Morgan Stanley Securities Limited that they and the group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited, now hold a notifiable interest in the share capital of AMEC plc of 10,778,894 shares, representing 3.57% of the issued share capital of the Company.

Morgan Stanley state that the interest in these shares is pursuant to Section 208(5) of the Companies Act 1985.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:1107B
AMEC PLC
22 July 2004

London, United Kingdom (22 July 2004) - AMEC plc, the international project management and services company, today announces the acquisition of Orleans Maintenance Industrielle, a French industrial services company with net assets of Euro50,000 (£30,000). The company maintains industrial production processes in the Orleans region and specialises in mechanical, electrical and automation systems engineering.

The acquisition further strengthens AMEC's Continental European Regional Services business, operating from a network of over 300 locations.

P.J. Holland FCA
Company Secretary

Contacts:

AMEC plc +44 (0)20 7634 0000
Juliet Sychrava, Director Corporate Communications
Nick Welsh, Media Relations Manager,

Notes to Editors:

AMEC plc (LSE: AMEC) is an international project management and services company with headquarters in London, UK. With office networks across the Americas, Continental Europe and Asia, AMEC manages projects worldwide. It generated total turnover of £4.7 billion in 2003 and employs 45,000 people in over 40 countries.

AMEC designs, delivers and supports infrastructure assets across the public and private sectors, both locally and internationally, in a range of sectors including oil and gas and transport as well as generally across industry and commerce.

www.amec.com

END
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RNS Number:8057B
AMEC PLC
10 August 2004

AMEC plc

10 August 2004

AMEC plc - Announcement of 2004 Preliminary Results

A meeting of the Board of Directors of the Company will be held on Thursday 2 September 2004 to consider the results for the six months ended 30 June 2004 following which a preliminary announcement will be made.

C Fellowes
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:8467B
AMEC PLC
11 August 2004

AMEC plc

11 August 2004

AMEC plc, the international project management and services company, today announces the acquisition of French regional services company Generale Maintenance Services (GMS) for a cash consideration of Euro520,000 (£345,000). GMS specialises in maintenance and mechanical engineering services, employs some 40 people and has annualised sales of Euro3.6 million (£2.4million).

The acquisition further strengthens AMEC's Continental European Regional Services business, operating from a network of over 300 locations.

P J Holland
Company Secretary

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director Corporate Communications
Nick Welsh, Media Relations Manager,

Notes to Editors:

AMEC plc (LSE: AMEC) is an international project management and services company with headquarters in London, UK. With office networks across the Americas, Continental Europe and Asia, AMEC manages projects worldwide. It generated total turnover of £4.7 billion in 2003 and employs 45,000 people in over 40 countries.

AMEC designs, delivers and supports infrastructure assets across the public and private sectors, both locally and internationally, in a range of sectors including oil and gas and transport as well as generally across industry and commerce.

END
ACQEANPFFFPLEEE

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RNS Number:5255C
AMEC PLC
02 September 2004

2 September 2004

AMEC plc Interim Results 2004

Organic growth resumed - further improvement expected in 2005

Financial Highlights:

* Pre-tax profit* up 5% to £37.5m
* Interim dividend increased by 6% to 3.8p per share
* Order book up 10% to £3.3bn

Business Highlights:

* Continued exit from traditional building - eliminating £1bn turnover between 2001 and 2004 with no material impact on profit
* Important contract wins in Iraq, Kuwait and US nuclear clean-up
* Significant opportunities in wind energy, nuclear and oil and gas

Commenting on the results, Chief Executive, Sir Peter Mason KBE, said:
'Our exit from low margin, high risk construction reinforces our focus on higher value services. Looking forward, we see substantial opportunities to deliver value for shareholders by leveraging our market position, especially in the energy and government sectors where demand is strong.''If traditional contracting is our past, stra
high barriers to entry are definitely our future.'

* Before goodwill amortisation and exceptional items

Financial highlights*
Six months ended 30 June

	2004 £m	2003 £m
Total turnover	2,239.0	2,320.6
Total operating profit	49.9	48.3
Pre-tax profit	37.5	35.7
Average weekly net debt	405.0	330.0**
Diluted earnings per ordinary share	8.2p	8.0p
Dividend per ordinary share	3.8p	3.6p

* Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items. Amounts and percentage movements relating to total operating profit and margin of the Client Support Services, Capital Projects and Investments activities are stated before corporate costs of £12.1m, goodwill amortisation of £10.0m, and exceptional disposal or closure costs of £19.6m together with associated goodwill written off of £13.0m.

** Pro forma weekly average for the six months ended 30 June 2003, assuming SPIE S.A. was acquired and 51% of Spie Batignolles S.A. was disposed of on 1 January 2003.

Any forward looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors including some of which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward looking statements made in this document.

The interim results slide presentation and speaking remarks will be available on AMEC's web site www.amec.com from approximately 9:00 am on 2 September 2004.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000
Analysts and investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Nick Welsh, Manager Corporate Communications

OVERVIEW

Interim pre-tax profit of £37.5m is in line with the Board's earlier expectations and confirms that AMEC is on track to make further progress in 2004. There was neither any contribution from Iraq during the first half, nor compensation for UK rail maintenance contracts taken back in house by Network Rail in July 2004.

Further implementation of AMEC's strategy resulted in an increased proportion of total operating profit coming from Services activities in the first half of 2004.
First half performance in AMEC's UK and Continental European Services businesses was good, compensating for some continuing weakness in North America.

The Board has declared an interim dividend of 3.8 pence per share, an increase of 5.6%, reflecting the progress expected to be made in 2004.

ORDER BOOK

The order book as at 30 June 2004 stood at £3.3bn (31 December 2003: £3.0bn) excluding Regional Services, UK rail maintenance and US Construction Management. The order book was up in the oil and gas, transport and industrial market sectors. The order book in the infrastructure sector remained at £800m and included nearly £100m in respect of work to be undertaken in Iraq. This work will be reported through the Client Support Services segment due to its cost reimbursable nature.

OUTLOOK

Prospects in AMEC's major markets remain generally positive and, with the quality of AMEC's business portfolio improving, the Board expects that AMEC will make overall progress in 2004, in line with its earlier expectations.

In 2005, further growth in multitechnical Regional Services in Continental Europe, continuing high levels of Government spending in the UK and good prospects across AMEC's energy markets are anticipated. Overall, with the prospect of profit from Iraq compensating for both the transfer of UK rail maintenance to Network Rail and the sale of Spie Batignolles, the Board is maintaining a positive outlook and expects to see further growth in 2005.

INTERIM REVIEW

Over the last six months, AMEC has made steady progress in its strategy of shifting the balance of its activities yet further towards engineering and technical services and away from traditional construction work, with the proportion of total operating profit accounted for by Services' activities

increasing to 69% in the first half of 2004 (2003: 61%).

AMEC has changed in recent years, becoming increasingly a differentiated services business, with around half its income generated outside the UK. Its largest Services business, in Continental Europe, has a resilient track record and is steadily expanding.

AMEC has migrated further from traditional construction. During the first half, the exit from US Construction Management together with the sale of Spie Batignolles and a smaller mechanical and electrical engineering business in Hong Kong are evidence of this strategy. As a result, AMEC will have exited businesses which a few years ago generated turnover of around £1bn a year, but with no noticeable impact on profit. Group operating margin will benefit as a result.

AMEC is well positioned in a broad range of energy markets, from oil sands and other oil and gas activities, through nuclear, to power transmission and renewable energy markets. This wide range of capabilities, with a strong competitive position in each market, is anticipated to provide important growth opportunities over the next few years.

Oil and gas

In upstream oil and gas, AMEC remains busy in the market for deepwater oil production facilities. Despite the move by clients to relocate the fabrication of these facilities to regions of the world such as Korea, AMEC is still winning important design and procurement contracts, such as the Enfield facility off Western Australia, won in joint venture. Contracts of this nature, though smaller in headline value than large turnkey projects, remain substantial, have better margins and carry less risk. During the half year, AMEC also won important services contracts in Kuwait and the Caspian, extending its involvement in these major markets.

First half order intake in the upstream oil and gas business increased by 25%, taking the overall order book for oil and gas to £1.2bn as at 30 June 2004.

Nuclear

In nuclear, AMEC recently announced a strategically important contract, worth initially up to US$60m, to use its proprietary Geomelt vitrification technology, which is used to treat bulk low level nuclear waste for the US Department of Energy. Further substantial opportunities are expected using this leading-edge technology.

AMEC also has a very strong position in the UK nuclear market, having almost 600 people in the sector and 30 years' continuous experience, more recently in partnership with BNFL. The Government's restructuring of the UK nuclear sector is expected to create new opportunities for AMEC. From April 2005, contracts to clean up civil nuclear sites will be competitively tendered by the newly formed Nuclear Decommissioning Agency, with a target of 50% of sites being tendered by 2008. AMEC intends to be a significant player in this £1.5 - 2.0bn a year market and is submitting proposals to deal with intermediate level waste at three Magnox stations. Further participation in the UK and US, together with AMEC SPIE's long-established position in the French nuclear industry, should give AMEC a leading position in this sector, which is once again growing.

Wind energy

Wind energy is expected to develop as a key sector for AMEC, where its project management, development experience and specialist skills give it a strong competitive edge. There have been some important advances over the last six months, with the UK Government having paved the way for developments with its planning guidance policy document, PPS22. AMEC welcomes this development, together with the Scottish Land Court's decision to rule in favour of AMEC's Edinbane wind farm proposal on Skye, where construction is expected to begin in 2005. AMEC has a portfolio of wind farms which now totals over 2,000MW and represents some 16% of the UK Government's renewables target for 2010, making it a leading developer in the market. AMEC is considering scenarios which may lead to a significant investment over the next five years and which could produce a 20% annual return based on today's market valuations.

Iraq

In March 2004, the AMEC Fluor LLC joint venture secured a leading role in the

reconstruction of Iraq, winning contracts to restore power generation and water infrastructure. The expected value of projects currently being worked on either by AMEC or its joint venture is some US$450m.

Despite the obvious challenges of working in Iraq, projects are proceeding largely to plan and major milestones are being achieved. The Board has made a cautious estimate of income from Iraq in its expectations for 2004. This contribution is expected to increase in 2005, as current assignments progress and further task orders are received, but it remains difficult to forecast with

any accuracy the likely outturn in any given period.

UK Government Spending

UK Government spending is a key driver for the business. The priorities being placed by the Government's 2004 Spending Review on hospitals, education, road and rail, defence and urban regeneration are expected to provide significant opportunities for AMEC.

During the half year, AMEC strengthened its position as a leading urban regeneration specialist when an AMEC joint venture was chosen as preferred developer for a £250m transformation of Lewisham town centre. AMEC's joint venture activities through ISIS (with British Waterways) and English Cities Fund continue to make progress. The Government intends to treble its investment in regeneration in areas suffering from low housing demand and AMEC expects to benefit from this.

FINANCIAL REVIEW

Financial highlights

Total turnover for the six months ended 30 June 2004 was £2,239.0m (2003: £2,320.6m). This principally reflects an increase in Services activities and the planned reduction in Capital Project activities.

Pre-tax profit for the period, before goodwill amortisation and exceptional items, increased by 5.0% to £37.5m, resulting in an improvement to the overall margin.

After goodwill amortisation of £10.0m and exceptional items, the loss before tax for the period was £5.1m (2003: profit of £27.0m). Aggregate exceptional costs of £19.6m principally related to the exit from US Construction Management and the disposal of a Hong Kong based mechanical and electrical engineering business. There was an exceptional goodwill write off of £13.0m relating to these transactions.

The tax rate is broadly similar to prior periods and continues to reflect underlying corporation tax rates in Continental Europe.

The increase in diluted earnings per share to 8.2p (2003: 8.0p) was moderated by the increased tax charge and also the rise in the number of shares from share option awards. The Board has declared an interim dividend of 3.8p per share (2003: 3.6p), an increase of 5.6%, reflecting the progress expected to be made in 2004. Dividend cover in the half year was 2.2 times.

Segmental review

Client Support Services

	Six months ended 30 June	
	2004	2003
	£m	£m
Total turnover	1,322.1	1,213.6
Total operating profit	42.8	37.0
Margin	3.2%	3.0%

Total turnover increased by nearly 9.0%, mainly reflecting the full consolidation of SPIE.

The Regional Services business reported another robust performance and there was a good contribution from some of the UK term contracts and framework agreements won over the last twelve months. In addition, the performance of the utilities

business has improved following actions taken in 2003 to bring costs in line with lower levels of activity.

The environmental consulting business performed well during the period.

Despite encouraging signs earlier in the year, performance in AMEC's North American engineering operations was mixed. At the positive end of the spectrum, the mining and oil sands businesses were very busy. However, this was not enough to offset the decline in contribution from major projects, with pulp and paper and manufacturing generally remaining quite weak. It now looks like meaningful recovery for these businesses will be 2005 rather than 2004.

External statistical data shows North American industrial spend to be still in decline despite views that capacity utilisation is set to rise. In areas where AMEC is seeing overhead under-recovery the cost base is being further reviewed.

Capital Projects

	Six months ended 30 June	
	2004	2003
	£m	£m
Total turnover	880.6	1,093.9
Total operating profit	14.1	19.2
Margin	1.6%	1.8%

Total turnover decreased by around £200m. This arose from a combination of a planned reduction of certain activities, such as US Construction Management, and some weak markets, in particular in the Americas.

Performance reflected a reduced contribution from roads in the UK and pipelines activities generally. In addition, a prudent approach has been taken in the reporting of contract performance on those oil and gas projects which have positive capital employed.

Margin for the half year, as normal, was below that earned for a full year, which has averaged around 3% in recent years for Construction.

Investments

	Six months ended 30 June	
	2004	2003
	£m	£m
Total turnover	59.2	57.4
Total operating profit	5.1	5.1

The Development and Regeneration business performed satisfactorily in a soft letting market, though enquiry levels for commercial lettings have improved recently.

The Wind Energy business is making good progress on a number of projects. The results for 2004 continue to reflect AMEC's policy of expensing costs in the development phase notwithstanding the future potential value that might ultimately be realised.

The PPP operational concession companies continue to perform well and the reduced contribution from the business reflects increased bidding activity. AMEC remains committed to PPP and continues to see opportunities not just in the UK but overseas. In the UK, AMEC is currently working on bids for Colchester Hospital, the Docklands Light Rail extension, South Lanarkshire Schools and the Belfast M1 Westlink. Overseas, AMEC is preferred bidder on the Incheon Bridge project in South Korea, where it expects to reach financial close later this year, and is bidding for the extension to the Richmond to Vancouver Light Rapid Transport project in Canada.

Exceptional items

A strategic review of the US Construction Management business was undertaken early in 2004, following several years of poor financial performance. The review concluded that the risk reward profile and nature of the business was not consistent with AMEC's focus on engineering and technical services. In May 2004, AMEC announced the disposal of the Washington and Florida offices and the closure of the remaining business.

On 28 July 2004, AMEC disposed of its Hong Kong based mechanical and electrical engineering business.

The costs associated with these transactions amount to £19.6m, with the cost of closing the US Construction Management business being slightly above original expectations. In the second half of 2004, AMEC expects to complete several small disposals that should see the exceptional charge for the full year fall below the first half charge.

In addition, aggregate goodwill of £13.0m previously written off to reserves has been reported in the profit and loss account as an exceptional charge. This has no effect on the net assets of the group.

Net debt and cash flow

Average weekly net debt in the period ended 30 June 2004 was £405m, an increase of £75m over 2003. This reflects the cost of acquisitions made in the second quarter of 2003 and also the planned reduction in AMEC's higher risk, low margin capital project activities, which in the past have provided a good cash profile.

In addition, payments received on account have, as predicted, fallen by £50m since 31 December 2003. The capital employed on several oil and gas projects has increased and is not expected to reverse until late 2004 or early 2005 with the achievement of contract milestones.

The funding of activities in Iraq was at the lower end of expectations and amounted to £10m as at 30 June 2004.

Closing net debt was £389m (2003: £320m) reflecting the factors noted above.

In July 2004, AMEC completed the refinancing of some medium-term facilities that were due to expire in the first half of 2005. The new facility is for a five-year term, retains AMEC's principal covenants and is attractively priced.

Net interest payable

The group interest charge in the period benefited from the profit arising on the disposal of another tranche of PPP subordinated debt investment. The profit is reported on the same basis as an earlier disposal concluded in late 2001.

The charge also reflects a full period of the SPIE acquisition funding (2003: four months) and higher levels of working capital for the reasons outlined above.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Six months ended 30 June 2004		
	Note	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million
Turnover: Group and share of joint ventures	2	2,239.0	-	2,239.0
Share of turnover in joint ventures		(76.3)	-	(76.3)
Group turnover		2,162.7	-	2,162.7
Cost of sales		(1,893.3)	-	(1,893.3)
Gross profit		269.4	-	269.4
Administrative expenses		(231.5)	(10.0)	(241.5)

	Note			
Group operating profit/(loss)		37.9	(10.0)	27.9
Share of operating profit/(loss) in joint ventures and associates		12.0	-	12.0
Total operating profit/(loss)	2	49.9	(10.0)	39.9
(Loss)/profit on disposal or closure of operations:				
(Loss)/profit before goodwill		-	(19.6)	(19.6)
Goodwill previously written off to reserves		-	(13.0)	(13.0)
		-	(32.6)	(32.6)
Loss on disposal of fixed assets		-	-	-
Profit/(loss) on ordinary activities before interest		49.9	(42.6)	7.3
Net interest payable:				
Group		(6.0)	-	(6.0)
Joint ventures and associates		(6.4)	-	(6.4)
		(12.4)	-	(12.4)
Profit/(loss) on ordinary activities before taxation		37.5	(42.6)	(5.1)
Taxation on profit/(loss) on ordinary activities	3	(12.3)	-	(12.3)
Profit/(loss) on ordinary activities after taxation		25.2	(42.6)	(17.4)
Equity minority interests				(0.3)
(Loss)/profit for the period				(17.7)
Dividends	4			(11.3)
Retained (loss)/profit for the period				(29.0)
Earnings/(loss) per ordinary share:	5			
Basic		8.5p		(6.0)p
Diluted		8.2p		(6.0)p
Dividends per ordinary share	4			3.8p

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Six months ended 30 June 2003

	Note	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million
Turnover: Group and share of joint ventures	2	2,320.6	-	2,320.6
Share of turnover in joint ventures		(220.8)	-	(220.8)
Group turnover		2,099.8	-	2,099.8
Cost of sales		(1,854.9)	-	(1,854.9)
Gross profit		244.9	-	244.9
Administrative expenses		(199.5)	(8.7)	(208.2)
Group operating profit/(loss)		45.4	(8.7)	36.7
Share of operating profit/(loss) in joint ventures and associates		2.9	(0.7)	2.2
Total operating profit/(loss)	2	48.3	(9.4)	38.9
(Loss)/profit on disposal or closure of operations:				
(Loss)/profit before goodwill		-	1.5	1.5
Goodwill previously written off to reserves		-	-	-
		-	1.5	1.5
Loss on disposal of fixed assets		-	(0.8)	(0.8)
Profit/(loss) on ordinary activities before interest		48.3	(8.7)	39.6
Net interest payable:				
Group		(8.1)	-	(8.1)
Joint ventures and associates		(4.5)	-	(4.5)
		(12.6)	-	(12.6)
Profit/(loss) on ordinary activities before taxation		35.7	(8.7)	27.0
Taxation on profit/(loss) on ordinary activities	3	(11.6)	1.7	(9.9)
Profit/(loss) on ordinary				

	Notes			
activities after taxation		24.1	(7.0)	17.1
Equity minority interests				(0.2)
(Loss)/profit for the period				16.9
Dividends	4			(10.6)
Retained (loss)/profit for the period				6.3
Earnings/(loss) per ordinary share:	5			
Basic		8.1p		5.8p
Diluted		8.0p		5.7p
Dividends per ordinary share	4			3.6p

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Year ended 31 December 2003		
	Notes	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million
Turnover: Group and share of joint ventures	2	4,712.7	-	4,712.7
Share of turnover in joint ventures		(289.9)	-	(289.9)
Group turnover		4,422.8	-	4,422.8
Cost of sales		(3,853.2)	-	(3,853.2)
Gross profit		569.6	-	569.6
Administrative expenses		(441.1)	(16.3)	(457.4)
Group operating profit/(loss)		128.5	(16.3)	112.2
Share of operating profit/(loss) in joint ventures and associates		13.2	(0.7)	12.5
Total operating profit/(loss)	2	141.7	(17.0)	124.7
(Loss)/profit on disposal or closure of operations:				
(Loss)/profit before goodwill		-	0.6	0.6
Goodwill previously written off to reserves		-	-	-
		-	0.6	0.6

	Note			
Loss on disposal of fixed assets		-	(0.4)	(0.4)
Profit/(loss) on ordinary activities before interest		141.7	(16.8)	124.9
Net interest payable:				
Group		(18.4)	-	(18.4)
Joint ventures and associates		(10.8)	-	(10.8)
		(29.2)	-	(29.2)
Profit/(loss) on ordinary activities before taxation		112.5	(16.8)	95.7
Taxation on profit/(loss) on				
ordinary activities	3	(36.0)	1.1	(34.9)
Profit/(loss) on ordinary activities after taxation		76.5	(15.7)	60.8
Equity minority interests				(0.8)
(Loss)/profit for the period				60.0
Dividends	4			(30.7)
Retained (loss)/profit for the period				29.3
Earnings/(loss) per ordinary share:	5			
Basic		25.8p		20.4p
Diluted		25.3p		20.0p
Dividends per ordinary share	4			10.5p

CONSOLIDATED BALANCE SHEET

	Note	30 June 2004 £ million	30 June 2003 (as restated) £ million	31 December 2003 (as restated) £ million
Fixed assets				
Intangible assets		340.0	340.2	342.1
Tangible assets		197.7	236.1	207.0
		537.7	576.3	549.1
Investments:				
Joint ventures:				

Share of gross assets		642.4	510.7	639.7
Share of gross liabilities		(579.4)	(469.7)	(585.6)
		63.0	41.0	54.1
Associates		-	7.6	12.7
Other		36.9	36.5	30.3
		99.9	85.1	97.1
		637.6	661.4	646.2
Current assets				
Stocks		125.2	114.5	102.0
Debtors: amounts falling due within one year		1,579.6	1,659.4	1,541.6
Debtors: amounts falling due after one year		177.4	152.2	177.6
Cash at bank and in hand		288.3	326.9	364.8
		2,170.5	2,253.0	2,186.0
Creditors: amounts falling due within one year		(1,948.3)	(1,993.6)	(1,919.1)
Net current assets		222.2	259.4	266.9
Total assets less current liabilities		859.8	920.8	913.1
Creditors: amounts falling due after one year		(560.3)	(627.2)	(587.3)
Provisions for liabilities and charges		(56.1)	(47.6)	(57.3)
Net assets	2	243.4	246.0	268.5
Capital and reserves				
Called up share capital		150.7	149.5	149.6
Share premium account		87.7	82.5	82.8
Revaluation reserve		11.1	11.1	11.1
Capital redemption reserve		17.2	17.2	17.2
Profit and loss account		(30.7)	(17.0)	0.4

Shareholders' funds	236.0	243.3	261.1
Equity minority interests	7.4	2.7	7.4
Capital employed	243.4	246.0	268.5

CONSOLIDATED SUMMARY CASH FLOW STATEMENT

	Note	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
Net cash flow from operating activities	8	(120.5)	(70.0)	97.5
Dividends from joint ventures		0.7	0.8	4.3
Returns on investment and servicing of finance		(4.0)	(6.2)	(12.9)
Taxation		(13.6)	(11.0)	(30.6)
Capital expenditure		(14.4)	(15.6)	(18.8)
Acquisitions and disposals		(14.2)	(169.3)	(187.0)
Dividends		(10.5)	(10.0)	(28.9)
Net cash flow before use of liquid resources and financing		(176.5)	(281.3)	(176.0)
Management of liquid resources		26.8	(13.3)	(20.2)
Financing		114.4	346.0	291.7
(Decrease)/increase in cash		(35.3)	51.4	95.5

Reconciliation of net cash flow to movement in net funds

(Decrease)/increase in cash	(35.3)	51.4	95.5
Cash flow from movement in debt	(108.4)	(346.0)	(291.3)
Cash flow from movement in liquid resources	(26.8)	13.3	20.2
Change in funds resulting from cash flows	(170.5)	(281.3)	(175.6)
Exchange and other non cash movements	(0.1)	(1.8)	(5.2)
Movement in net funds in period	(170.6)	(283.1)	(180.8)
Net funds at beginning of period	(218.1)	(37.3)	(37.3)

Net funds at end of period	(388.7)	(320.4)	(218.1)
	========	========	=========

Analysis of net funds

Cash at bank and in hand	195.1	208.8	243.8
Overdrafts	(18.6)	(27.1)	(22.9)
Debt due within one year	(202.9)	(53.0)	(86.9)
Debt due after one year	(455.5)	(567.2)	(473.1)
Liquid resources	93.2	118.1	121.0
	--------	--------	---------
	(388.7)	(320.4)	(218.1)
	========	========	=========

NOTES

1. PREPARATION OF INTERIM RESULTS

The interim results have been prepared on the basis of the accounting policies set out in AMEC's annual report and accounts for the year ended 31 December 2003 except as noted below.

The figures for the year ended 31 December 2003 have been extracted from the statutory accounts which have been filed with the Registrar of Companies and on which the auditors gave an unqualified report.

In order to conform with the requirements of UITF Abstract 38 'Accounting for ESOP trusts' and the amendment to UITF Abstract 17 'Employee share schemes', investments in AMEC plc ordinary shares of 50 pence each held by the trustees of the Long-Term Incentive Plan and Performance Share Plan 2002 are recorded as a deduction in arriving at shareholders' funds. Previously these shares were shown within investments. This change has no impact on the profit and loss account for either the prior periods or the period under review.

Additional reviews of the SPIE balance sheet have resulted in the reallocation of amounts held within certain balance sheet captions as at 30 June 2003 and 31

December 2003. These changes provide additional consistency in the presentation of debtors, creditors and provisions and have no impact on the net assets of the group at these period ends.

The interim report and accounts were approved by the Board of directors on 2 September 2004, are unaudited and will be posted to shareholders on 10 September 2004.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com Copies of annual reports and accounts are also available upon written request from: WI Link, Hook Rise South, Surbiton, Surrey, KT6 7LD, United Kingdom.

2. ANALYSIS OF TOTAL TURNOVER, TOTAL OPERATING PROFIT/(LOSS) AND NET ASSETS

	Total turnover		
	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
Class of business:			
Client Support Services			
Operations Support	1,174.7	1,060.4	2,207.8
Consulting and Design	147.4	153.2	309.5

	1,322.1	1,213.6	2,517.3
Capital Projects			
Construction Management	69.8	107.1	213.6
Construction	810.8	986.8	1,940.1
	880.6	1,093.9	2,153.7
Investments			
Development and Regeneration	40.2	39.6	82.6
Public Private Partnerships	19.0	17.8	36.2
	59.2	57.4	118.8
	2,261.9	2,364.9	4,789.8
Internal turnover	(22.9)	(44.3)	(77.1)
	2,239.0	2,320.6	4,712.7
Geographical origin:			
United Kingdom	974.3	1,070.5	2,109.6
Rest of Europe	710.9	630.3	1,379.6
Americas	304.5	394.6	749.3
Rest of the world	249.3	225.2	474.2
	2,239.0	2,320.6	4,712.7

2. ANALYSIS OF TOTAL TURNOVER, TOTAL OPERATING PROFIT/(LOSS) AND NET ASSETS (continued)

	Total operating profit/(loss)		
	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
Class of business:			
Client Support Services			
Operations Support	43.1	33.5	86.1
Consulting and Design	(0.3)	3.5	8.7
	42.8	37.0	94.8
Capital Projects			
Construction Management	(1.1)	(3.4)	(5.0)
Construction	15.2	22.6	60.6
	14.1	19.2	55.6
Investments			
Development and Regeneration	1.0	0.5	8.3
Public Private Partnerships	4.1	4.6	9.5
	5.1	5.1	17.8
	62.0	61.3	168.2

Corporate costs	(12.1)	(13.0)	(26.5)
	49.9	48.3	141.7
Goodwill amortisation	(10.0)	(9.4)	(17.0)
	39.9	38.9	124.7
Geographical origin:			
United Kingdom	33.9	30.5	94.8
Rest of Europe	24.2	16.4	43.1
Americas	1.6	7.5	9.1
Rest of the world	2.3	6.9	21.2
	62.0	61.3	168.2
Corporate costs	(12.1)	(13.0)	(26.5)
	49.9	48.3	141.7
Goodwill amortisation	(10.0)	(9.4)	(17.0)
	39.9	38.9	124.7

2. ANALYSIS OF TOTAL TURNOVER, TOTAL OPERATING PROFIT/(LOSS) AND NET ASSETS (continued)

	Net assets		
	30 June 2004 £ million	30 June 2003 £ million	31 December 2003 £ million
Class of business:			
Client Support Services	56.9	89.6	16.4
Capital Projects	92.6	28.4	(3.7)
Investments	108.0	86.6	101.3
	257.5	204.6	114.0
Goodwill capitalised	340.0	340.2	342.1
Net debt	(388.7)	(320.4)	(218.1)
Unallocated net assets	34.6	21.6	30.5
	243.4	246.0	268.5
Geographical origin:			
United Kingdom	154.3	89.2	46.3
Rest of Europe	6.6	26.5	(26.3)
Americas	91.8	98.1	100.6
Rest of the world	4.8	(9.3)	(6.6)
	257.5	204.6	114.0
Goodwill capitalised	340.0	340.2	342.1
Net debt	(388.7)	(320.4)	(218.1)
Unallocated net assets	34.6	21.6	30.5
	243.4	246.0	268.5

3. TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

The charge for taxation on the profit/(loss) on ordinary activities before goodwill amortisation and exceptional items for the six months ended 30 June 2004 is based on an effective rate of 32.8%, which has been calculated by reference to the projected charge for the full year.

4. DIVIDENDS

The interim ordinary dividend of 3.8 pence per share will be paid on 3 January 2005 to members on the register at the close of business on 26 November 2004.

5. EARNINGS/(LOSS) PER ORDINARY SHARE

In order to appreciate the effects of goodwill amortisation and exceptional items (net of attributable tax) on the reported underlying performance, additional calculations of earnings per ordinary share have been presented. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Long-Term Incentive Plan and the Performance Share Plan 2002 and those held by the qualifying employee share ownership trust.

Basic earnings per ordinary share, before goodwill amortisation and exceptional items (net of attributable tax), have been calculated on earnings of £24.9 million divided by the average number of ordinary shares in issue during the period of 294.5 million.

Basic earnings per ordinary share, after goodwill amortisation and exceptional items (net of attributable tax), have been calculated on a loss of £17.7 million divided by the average number of ordinary shares in issue during the period of 294.5 million.

Diluted earnings per ordinary share, before goodwill amortisation and

exceptional items (net of attributable tax), have been calculated on earnings of £24.9 million and after including the effect of all dilutive potential ordinary shares, which increases the average number of ordinary shares in issue during the period to 303.3 million.

Diluted earnings per ordinary share, after goodwill amortisation and exceptional items (net of attributable tax), have been calculated on a loss of £17.7 million divided by the average number of ordinary shares in issue during the period of 294.5 million. There are no dilutive ordinary shares.

6. STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
(Loss)/profit for the period	(17.7)	16.9	60.0
Exchange and other movements	(11.0)	5.2	(2.3)
Adjustment arising from the full consolidation of SPIE	-	(12.1)	(12.1)
Total losses and gains recognised relating to the period	(28.7)	10.0	45.6

7. RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
(Loss)/profit for the period	(17.7)	16.9	60.0
Dividends	(11.3)	(10.6)	(30.7)
Retained (loss)/profit for the period	(29.0)	6.3	29.3

Exchange and other movements	(11.0)	5.2	(2.3)
Shares issued	6.0	-	0.4
Adjustment arising from the full consolidation of SPIE	-	(12.1)	(12.1)
Goodwill written back on closures and disposals	13.0	-	-
Movements relating to the Long-Term Incentive Plan and Performance Share Plan 2002	(4.1)	(3.7)	(1.8)
Net (reduction)/increase in shareholders' funds	(25.1)	(4.3)	13.5
Shareholders' funds as at beginning of period	261.1	247.6	247.6
Shareholders' funds as at end of period	236.0	243.3	261.1

Shareholders' funds as at 31 December 2002 were £251.8 million and have been amended to incorporate a prior year adjustment of £4.2 million which arose on the adoption of UITF Abstract 38 'Accounting for ESOP trusts and the amendment to UITF Abstract 17 'Employee share schemes'.

8. RECONCILIATION OF GROUP OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
Group operating profit	27.9	36.7	112.2
Goodwill amortisation	10.0	8.7	16.3
Depreciation	18.0	16.3	47.8
(Increase) in stocks	(18.9)	(14.4)	(0.3)
(Increase)/decrease in debtors	(36.3)	36.6	184.7
Decrease in creditors and provisions	(128.3)	(153.6)	(259.2)
Exchange and other movements	7.1	(0.3)	(3.6)
Net cash flow from operating activities	(120.5)	(70.0)	97.9

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO AMEC PLC

Introduction

We have been engaged by the company to review the financial information set out on pages 10 to 13 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the

preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4, Review of interim financial information, issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered accountants
Manchester
2 September 2004

END
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RNS Number:5945C
AMEC PLC
03 September 2004

AMEC plc

3 September 2004

Interim Announcement

AMEC's Interim Dividend of 3.8p per share will be paid on 4 January 2005 not, as previously advised, on 3 January 2005 which is a bank holiday.

C Fellowes
Assistant Company Secretary

END
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RNS Number:6035C
AMEC PLC
03 September 2004

AMEC plc

3 September 2004

Pursuant to our obligations under the Listing Rules we hereby advise you that on 3 September 2004 Mr S J Siddall, Finance Director of AMEC plc, exercised executive options in respect of 97,902 ordinary shares in AMEC plc at an option price of 214.5p. Mr Siddall sold 95,993 shares at 317p per share and retained 1,909 shares.

C L Fidler
Assistant Company Secretary

END
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RNS Number:7763C
AMEC PLC
09 September 2004

AMEC Disposes of Stake in French Property FM Company

London, United Kingdom (9 September 2004) - AMEC, the international project management and services company, has sold to the 60 per cent majority shareholder, Icade, its 40 per cent stake in Eurogem SAS, a French property facilities management company that AMEC had developed with Icade, for a cash consideration of Euro8.5 million.

The disposal will release funds for further investment in AMEC's regional services business, which already operates from more than 300 locations across continental Europe. In addition, the agreement also ensures that AMEC will continue to work with Icade to deliver multi-technical services to Eurogem's clients.

Notes to Editors:

AMEC plc (LSE: AMEC) is an international project management and services company with headquarters in London, UK. With office networks across the Americas, Continental Europe and Asia, AMEC manages projects worldwide. It generated total turnover of £4.7 billion in 2003 and employs 45,000 people in over 40 countries.

AMEC designs, delivers and supports infrastructure assets across the public and private sectors, both locally and internationally, in a range of sectors including oil and gas and transport as well as generally across industry and commerce.

Contacts:

AMEC plc: +44 (0)20 7634 0000

Neil Jamieson, Director of Investor Relations
Nick Welsh, Media Relations Manager,

END
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RNS Number:8242C
AMEC PLC
10 September 2004

AMEC plc

Pursuant to our obligations under the Listing Rules, we hereby advise you of the following changes in directors' interests.

Executive Share Option Scheme Awards

Awards were made on 9 September 2004 in accordance with the terms of the Executive Share Option Scheme 2002 at an option exercise price of 320p as follows.

Sir Peter Mason	179,687	shares
Mr J D Early	82,031	shares
Mr S J Siddall	106,250	shares
Mr J A Monville	109,327	shares
Mr C A Riva	143,750	shares

The options are exercisable during the period from 9 September 2007 to 8 September 2014.

C Fellowes
Assistant Company Secretary
10 September 2004

END
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RNS Number:6301D
AMEC PLC
07 October 2004

AMEC plc

7 October 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have today received a notification from Goldman Sachs International that as at close of business on 1 October 2004 The Goldman Sachs Group, Inc of New York ('GS Inc') was interested, by attribution only, in a total of 9,373,346 shares which represents 3.1% of the issued share capital of AMEC plc.

The notification states that the interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:1245E
AMEC PLC
15 October 2004

AMEC plc

15 October 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that, on 14 October 2004, we received a notification from Goldman Sachs International that as at close of business on 12 October 2004, The Goldman Sachs Group, Inc of New York no longer held a notifiable interest in the share capital of AMEC plc.

Goldman Sachs had previously notified an interest of 9,373,346 ordinary shares which at that time represented 3.10% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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RNS Number:5381E
AMEC PLC
27 October 2004

AMEC plc

27 October 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have today received a notification from Goldman Sachs International that as at close of business on 22 October 2004, The Goldman Sachs Group, Inc of New York ('GS Inc') was interested, by attribution only, in a total of 9,125,667 shares which represents 3.02% of the issued share capital of AMEC plc.

The notification states that the interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc.

Goldman Sachs had previously notified an interest of 9,373,346 shares (3.1%) as at 1 October 2004, which fell below 3% on 12 October 2004.

C L Fidler
Assistant Company Secretary

END
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RNS Number:2157F
AMEC PLC
15 November 2004

AMEC PLC

INDUSTRY RECLASSIFICATION OF AMEC PLC

On Friday 12 November 2004 the FTSE Global Classification Committee announced that it is to reclassify AMEC from the 'Construction & Building Materials' sector to the 'Support Services' sector. The change will become effective on Monday 22 November 2004.

AMEC will host a presentation on Wednesday 8 December for analysts and investors interested in the company. The presentation will cover each of the company's three main areas of activity: Engineering and Technical Services, Oil and Gas and Project Solutions and will introduce a new statutory segmental analysis covering these areas. This will be discussed at the presentation, together with the new International Accounting Standards and their likely effect on the company.

New statutory segmental figures for the year ended 31 December 2003 and the six months ended 30 June 2004 will be announced to the market in late November.

All material presented at the 8 December event will be available on AMEC's website www.amec.com from approximately 14.30 on 8 December 2004.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000

Analysts and investors:
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

END
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(53)

RNS Number:3381F
AMEC PLC
17 November 2004

AMEC plc

17 November 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have received a notification dated 16 November 2004, from Morgan Stanley Securities Limited that they and the group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited, no longer hold a notifiable interest in the shares of AMEC plc.

Morgan Stanley had previously notified an interest of 10,778,894 shares on 20 July 2004, which at that time represented 3.57% of the issued share capital of the Company.

C L Fidler
Assistant Company Secretary

END
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(54)

RNS Number:4030F
AMEC PLC
18 November 2004

AMEC plc

18 November 2004

AMEC plc, the international project management and services company, today announces the acquisition of Laurent SAS, a French technical engineering company with net assets of Euro1.6 million (£1.1 million).

The company, which employs 120 people and has annual revenues of approximately Euro7 million (£4.9 million), specialises in providing mechanical engineering services across the Burgundy region of France.

The acquisition further strengthens AMEC's Continental European Regional Services business, which operates from a network of more than 300 locations.

P J Holland FCA
Company Secretary

Contacts:

AMEC plc Tel: +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

END
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RNS Number:6692F
AMEC PLC
25 November 2004

AMEC plc

25 November 2004

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have, today, received a notification from Goldman Sachs International that as at close of business on 23 November 2004, The Goldman Sachs Group, Inc of New York no longer held a notifiable interest in the share capital of AMEC plc.

Goldman Sachs had previously notified an interest of 9,125,667 ordinary shares on 27 October 2004 which at that time represented 3.02% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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RNS Number:9367F
AMEC PLC
02 December 2004

AMEC plc

2 December 2004

AMEC plc, the international project management and services company, today announces the acquisition of Instalaciones Meym 2000 S.L., a Spanish multitechnical maintenance company with net assets of Euro0.5 million (£0.3 million).

The company, which employs 140 people and has annual turnover of approximately Euro10 million (£7million), specialises in providing maintenance and related works through its locations in Barcelona, Gerona, Tarragona and Valencia. Its clients include Telefonica in the telecommunications sector, Sabadell and La Caixa in the banking sector, IESEL and ESADE in the education sector and various local and regional authorities.

Following on from the acquisition of French company Laurent SAS in November, and six businesses in France, the Netherlands, Portugal and Spain in the first half of 2004, this transaction further strengthens AMEC's Continental European multitechnical services business, which operates from a network of more than 300 locations.

P.J.Holland FCA
Company Secretary

Contacts:

AMEC plc Tel: +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

END
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RNS Number:9571F
AMEC PLC
02 December 2004

AMEC plc

2 December 2004

REVISED SEGMENTAL ANALYSIS

Following its reclassification from the 'Construction & Building Materials' sector to the 'Support Services' sector on Monday 22 November 2004, AMEC today announces a revised segmentation which reflects AMEC's ongoing business portfolio. The segments are Engineering and Technical Services, Oil and Gas (AMEC's largest end market) and Project Solutions.

Segmental information covering these three main areas of activity for the six months ended 30 June 2004 and the year ended 31 December 2003 is set out below.

AMEC will host a presentation on Wednesday 8 December 2004 for analysts and investors interested in the company. The presentation will cover each of the three main areas of activity and will include commentary on the revised segmental analysis, together with a review of the International Financial Reporting Standards and their likely effect on the company.

All material presented at the 8 December 2004 event will be available on AMEC's website www.amec.com from approximately 14.30 on 8 December 2004.

P J Holland FCA
Company Secretary

Enquiries to:

AMEC plc: +44 (0)20 7634 0000

Analysts and investors:
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

ANALYSIS OF TOTAL TURNOVER AND TOTAL OPERATING PROFIT/(LOSS)

	Total turnover		Total operating profit/(loss)	
	Six months ended 30 June 2004 £ million	Year ended 31 December 2003 £ million	Six months ended 30 June 2004 £ million	Year ended 31 December 2003 £ million
Class of business:				
Engineering and Technical Services	1,012.6	1,952.7	30.1	69.8
Oil and Gas	618.3	1,350.0	20.1	58.2
Project Solutions	631.0	1,487.1	11.8	40.2
	2,261.9	4,789.8	62.0	168.2
Internal turnover	(22.9)	(77.1)	-	-
Corporate costs	-	-	(12.1)	(26.5)
	2,239.0	4,712.7	49.9	141.7
Goodwill amortisation	-	-	(10.0)	(17.0)

2,239.0	4,712.7	39.9	124.7

NET ASSETS

	30 June 2004 £million	31 December 2003 £million
Class of business:		
Engineering and Technical Services	37.3	27.2
Oil and Gas	157.1	76.5
Project Solutions	63.1	10.3
	257.5	114.0
Goodwill capitalised	340.0	342.1
Net debt	(388.7)	(218.1)
Unallocated net assets	34.6	30.5
	243.4	268.5

NOTES TO THE REVISED SEGMENTAL ANALYSIS

Engineering and Technical Services

This segment includes the following principal services activities:

* Multitechnical (mechanical, electrical and communications) services, mainly in Continental Europe
* Environmental services, mainly in North America
* Design and Engineering services for clients in North America and the UK

These activities were previously reported as Services.

Oil and Gas

This segment includes Engineering and Technical Services and Project Solutions activities in the following principal markets:

* Upstream
* Downstream
* Oil sands
* Pipelines

These activities were previously reported as Services and Capital Projects.

Project Solutions

This segment includes the following principal activities:

* Design and/or build in the chosen markets of

o Defence
o Healthcare
o Transport
o Education
o Industrial

* Investments in the areas of

o Developments
o PPP
o Wind Energy

These activities were previously reported as Capital Projects and Investments.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:1587G
AMEC PLC
08 December 2004

AMEC plc

8th December 2004

AMEC plc - Corporate presentation and trading update

Following its reclassification from the 'Construction & Building Materials' sector to the 'Support Services' sector on Monday 22 November 2004, AMEC will today host a presentation for analysts and investors interested in the company. The presentation will cover the company's three main areas of activity, namely Engineering and Technical Services, Oil and Gas and Project Solutions. A new statutory segmental analysis covering these areas was announced to the market on 2 December 2004. This will also be discussed at the presentation, together with the new International Financial Reporting Standards and their likely effect on the company.

At the presentation, Jock Green-Armytage, Chairman, will confirm that in the year ending 31 December 2004, AMEC expects to make overall progress in line with its earlier expectations. As usual, the company will be providing the market with a trading update before going into closed period ahead of its preliminary results. This will be announced on 12 January 2005.

All material presented at today's event will be available on AMEC's website www.amec.com from approximately 14.30 today.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000
Analysts and investors:
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

END
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RNS Number:5800G
AMEC PLC
20 December 2004

EMBARGOED UNTIL 07.00 MONDAY 20 DECEMBER 2004

AMEC joint venture appointed preferred bidder in £200 million DLR extension

20 December 2004: AMEC plc, the international project management and services company, announces that Woolwich Arsenal Rail Enterprises ('WARE'), its 50/50 joint venture with the Royal Bank of Scotland, has been appointed preferred bidder for the extension of the Docklands Light Railway ('DLR') to Woolwich Arsenal. Over the 30-year life of the concession period, the anticipated total value of the project to WARE will be more than £200 million.

Docklands Light Railway Ltd and WARE expect to reach financial close in time for construction work to begin in the Spring of 2005, with anticipated completion due in Winter 2008/2009. This will bring AMEC's UK PPP portfolio to ten projects, of which five are operational with the remainder in the delivery stage. The Woolwich Arsenal contract will further extend the City Airport DLR extension currently being built by another AMEC/ Royal Bank of Scotland joint venture under PPP, which is due to open to the public on schedule by the end of 2005.

'We are delighted to have been chosen by DLR Limited for a second key transport project in London,' said Sir Peter Mason, Chief Executive of AMEC plc. 'This will be a notable addition to our PPP investment portfolio and will allow us to deploy resources from across AMEC to design, deliver and maintain a piece of complex infrastructure that will serve Londoners for years to come.'

Under the terms of the Woolwich Arsenal contract, WARE will manage the design, build, finance and maintenance of the 2.5 kilometre extension from King George V station under the Thames to Woolwich Arsenal station. This includes overseeing the tunnel excavation and the construction of a new DLR station integrated with the existing Woolwich Arsenal Network Rail station. WARE will award to AMEC a contract for the engineering and construction work and a long-term maintenance contract.

For further information:

AMEC plc Tel: +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

END
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RNS Number:0153H
AMEC PLC
05 January 2005

AMEC JV preferred bidder for 750-bed Colchester PFI Hospital

5 January 2005: AMEC plc, the international project management and services company, announces that its 50/50 joint venture with Innisfree has been appointed preferred bidder for the new 750-bed NHS hospital in Colchester.

Essex Rivers Healthcare NHS Trust and the AMEC/Innisfree joint venture anticipate reaching financial close in Autumn 2005. Following this, the joint venture will award contracts to AMEC for building design, construction and refurbishment and for long-term estate management services which, over the 30-year concession period, are expected to be worth approximately £220 million. Work will commence immediately after financial close and involve a phased delivery leading up to final completion in late 2009.

"We are delighted to have been chosen for this major new hospital scheme in Colchester", said Sir Peter Mason, Chief Executive of AMEC plc. "It underlines our successful track record in the provision of healthcare facilities, particularly through PFI projects, where we utilise AMEC's core skills to design, deliver, operate and maintain highly complex facilities. We have already delivered the UK's first PFI hospital in Carlisle and are in the final year of completing Phase One of Central London's flagship University College of London Hospital scheme."

The new hospital will centralise acute services in the Colchester area. It will occupy the site of the current Colchester General Hospital and will combine new build with retained sections of the existing NHS estate. Scheduled new facilities include a state-of-the-art oncology unit, an accident and emergency centre, an outpatients unit and staff and visitor restaurants. Bed numbers will be increased by 70 from the 680 beds currently spread across various Trust locations in the Colchester area. The joint venture will also undertake extensive landscaping of the site and more than double the current car parking capacity.

This will bring AMEC's UK PPP portfolio to 11 projects of which five are operational with the remainder in the delivery stage.

For further information:

AMEC plc Tel: +44 (0)20 7634 0000

Neil Jamieson, Director of Investor Relations

Juliet Sychrava, Director of Corporate Communications

Charles Reynolds, Head of Media Relations

P J Holland

Company Secretary and Administration Director

END
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RNS Number:0163H
AMEC PLC
05 January 2005

AMEC JV preferred bidder for 750-bed Colchester PFI Hospital

5 January 2005: AMEC plc, the international project management and services company, announces that its 50/50 joint venture with Innisfree has been appointed preferred bidder for the new 750-bed NHS hospital in Colchester.

Essex Rivers Healthcare NHS Trust and the AMEC/Innisfree joint venture anticipate reaching financial close in Autumn 2005. Following this, the joint venture will award contracts to AMEC for building design, construction and refurbishment and for long-term estate management services which, over the 30-year concession period, are expected to be worth approximately £220 million. Work will commence immediately after financial close and involve a phased delivery leading up to final completion in late 2009.

'We are delighted to have been chosen for this major new hospital scheme in Colchester', said *Sir Peter Mason, Chief Executive of AMEC plc*. 'It underlines our successful track record in the provision of healthcare facilities, particularly through PFI projects, where we utilise AMEC's core skills to design, deliver, operate and maintain highly complex facilities. We have already delivered the UK's first PFI hospital in Carlisle and are in the final year of completing Phase One of Central London's flagship University College of London Hospital scheme.'

The new hospital will centralise acute services in the Colchester area. It will occupy the site of the current Colchester General Hospital and will combine new build with retained sections of the existing NHS estate. Scheduled new facilities include a state-of-the-art oncology unit, an accident and emergency centre, an outpatients unit and staff and visitor restaurants. Bed numbers will be increased by 70 from the 680 beds currently spread across various Trust locations in the Colchester area. The joint venture will also undertake extensive landscaping of the site and more than double the current car parking capacity.

This will bring AMEC's UK PPP portfolio to 11 projects of which five are operational with the remainder in the delivery stage.

For further information:

AMEC plc Tel: +44 (0)20 7634 0000

Neil Jamieson, Director of Investor Relations

Juliet Sychrava, Director of Corporate Communications

Charles Reynolds, Head of Media Relations

P J Holland

Company Secretary and Administration Director

END
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RNS Number:2016H
AMEC PLC
10 January 2005

AMEC plc

10 January 2005

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have received a notification from Goldman Sachs International dated 7 January 2005 advising that as at close of business on 5 January 2005 The Goldman Sachs Group, Inc. of New York ('GS Inc') was interested, by attribution only, in a total of 9,139,914 shares which represents 3.03% of the issued share capital of AMEC plc.

The notification states that the interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

Goldman Sachs had previously notified an interest of 9,125,667 (3.02%) shares on 28 October 2004, which fell below 3% on 23 November 2004.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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(63)

RNS Number:2618H
AMEC PLC
12 January 2005

PRE-CLOSE TRADING UPDATE

Highlights

* 2004 trading in line with market expectations
* Board maintains its positive outlook and is confident that AMEC will deliver further growth in 2005

AMEC plc, the international project management and services company, is providing this trading update for the year ended 31 December 2004, in line with its normal practice, ahead of its preliminary results announcement on 10 March 2005.

AMEC announced in its interim results announcement on 2 September 2004 that it expected to make overall progress in 2004 and is pleased to confirm that performance was in line with market expectations.

Since the interim results, AMEC has been reclassified as a Support Services company and on 2 December 2004 announced a revised statutory segmental analysis, which better reflects its ongoing business portfolio. The segments are Engineering and Technical Services, Oil and Gas (AMEC's largest end market) and Project Solutions.

The Engineering and Technical Services business delivered a robust performance in 2004. Activity levels in Oil and Gas remained high, with new business being secured from clients around the world and a significant increase in project activity being seen in the Canadian Oil Sands during the year. However, as previously reported, recognition of profit on certain Oil and Gas projects is being deferred until the level of capital employed declines, which is expected during the first half of 2005. Performance in the Project Solutions business was steady, nothwithstanding AMEC's exit in the first half of 2004 from Construction Management in the US, together with the disposal of regional French construction business Spie Batignolles.

As expected, net debt declined from £389 million as at 30 June 2004 to approximately £300 million as at 31 December 2004 (31 December 2003: £218 million). The increase over the year largely reflects increased capital employed in the Oil and Gas business. This temporary increase declined prior to the year-end, with net debt expected to return to more normal levels during the first half of 2005.

Order intake in the Engineering and Technical Services business continues to grow, whilst the order book in AMEC's Oil and Gas and Projects Solutions businesses remains solid.

Outlook

Continuing progress is expected in the Engineering and Technical Services business, whilst the outlook in oil and gas markets remains good. High levels of UK Government spending are expected to provide ongoing opportunities in the Project Solutions business, with the company's urban regeneration, PPP (where AMEC is currently preferred bidder on three projects) and wind energy activities representing important areas of profitable growth for the medium and long term.

Overall, the board maintains its positive outlook. Taking into account opportunities in Iraq, together with the effects of the disposal of Spie Batignolles and transfer of UK rail maintenance work in 2004, the board is confident that AMEC will deliver further growth in 2005 in line with its earlier expectations.

Chief Executive, Sir Peter Mason, said:
'I am pleased with our overall progress in 2004, having made further important steps in shifting the balance of our activities towards services and investments.

'Our businesses are well positioned in their respective markets, where prospects remain generally good and I am confident that AMEC will deliver further growth

in 2005.'

A telephone conference call for analysts and investors will be held at 8.30am today.

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual revenues of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

Internet users will be able to view this announcement, together with other information about AMEC plc, at the company's web site www.amec.com

END
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RNS Number:6158H
AMEC PLC
20 January 2005

20 JANUARY 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

AMEC plc ('AMEC')

Result of Placing

Further to the announcement ('Announcement') made earlier today regarding the Placing of new ordinary shares ('New Ordinary Shares') in AMEC to support its increased acquisition and equity investments programme, including the acquisition of Paragon Engineering Services Inc., the Placing Price and issue size have now been determined following the successful completion of the bookbuilding process.

The Placing Price was set at 300 pence per New Ordinary Share and 30,164,397 New Ordinary Shares will be issued.

Based on the Placing Price, the gross proceeds receivable by AMEC are £90.5 million. The New Ordinary Shares being issued represent approximately 9.99 per cent of AMEC's issued ordinary share capital prior to the Placing.

Application has been made for, and the Placing is conditional on, admission of the New Ordinary Shares to listing on the Official List of the UK Listing Authority and to admission to trading on the London Stock Exchange's main market for listed securities. It is expected that admission will become effective and dealings will commence in the New Ordinary Shares on the London Stock Exchange on 25 January 2005.

Sir Peter Mason, Chief Executive, said 'We have received a strong level of support from investors for the Placing. With the acquisition of Paragon and our recent successes in project investments we now look forward to the next phase of development at AMEC.'

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

UBS Investment Bank + 44 (0)20 7568 1000

Jonathan Bewes
Christopher Smith
Peter Luck

Dresdner Kleinwort Wasserstein + 44 (0)20 7623 8000

Mark Smith
Charles Batten
Alex Reynolds

Defined terms in this announcement have, unless the context otherwise requires,

the same meaning given to them in the Announcement.

This announcement has been issued by and is the sole responsibility of AMEC plc.

UBS Limited and Dresdner Kleinwort Wasserstein Securities Limited are each acting exclusively for AMEC plc in connection with the Placing and no-one else and will not be responsible to anyone other than AMEC plc for providing the protections afforded to their respective clients, or for giving advice in relation to the Placing or any other matter referred to in this press announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of AMEC in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the New Ordinary Shares or any other securities in the capital of AMEC. The New Ordinary Shares have not been and will not be registered under the US Securities Act of 1933 as amended (the 'Securities Act') or under the securities laws of any state of the United States and may not be offered or sold within the United States unless they are registered with the US Securities and Exchange Commission or an exemption from registration is available. No public offering of the New Ordinary Shares will be made in the United States.

END

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RNS Number:5651H
AMEC PLC
20 January 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

For immediate release, Thursday 20 January 2005

AMEC plc ('AMEC')

Placing to raise up to £95 million to support oil and gas acquisition and increased equity investments programme

Highlights

* Placing of up to 30.1 million new ordinary shares to raise up to £95 million in cash
  * Up to 9.99% of issued share capital
* Increased acquisitions and equity investments programme
  * Acquisition of Paragon Engineering Services Inc., a Houston-based oil and gas engineering services company for US$38 million in cash (approximately £20 million)
  * PPP commitments recently more than doubled to £53 million
  * UK urban regeneration commitment of £23 million
  * Acquisitions totalling £15 million in European Engineering and Technical Services nearing completion

AMEC Chief Executive Sir Peter Mason, said:

'AMEC has made enormous changes in recent years and we are now embarking on an important phase of investment in our services, urban regeneration and PPP activities. The Placing will support our increased programme of acquisitions and investments and lead to enhanced performance in 2006.'

The acquisition of Paragon strengthens AMEC's position in the global oil and gas sector and provides us with a major presence, capability and expertise in Houston, decision centre of many of the world's major oil and gas companies.'

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

UBS Limited + 44 (0)20 7568 1000

Jonathan Bewes
Christopher Smith
Peter Luck

Dresdner Kleinwort Wasserstein + 44 (0)20 7623 8000

Mark Smith
Charles Batten

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual revenues of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

UBS Limited and Dresdner Kleinwort Wasserstein Securities Limited are each acting for AMEC plc in connection with the Placing and no-one else and will not be responsible to anyone other than AMEC plc for providing the protections afforded to their respective clients nor for providing advice in relation to the Placing or any other matter referred to in this announcement.

Placing to raise up to £95 million to support oil and gas acquisition and new equity investments

Background to the Placing

In recent years, AMEC's strategy has increased its focus on services activities, whilst improving its international spread and margin. The board considers this has reduced the group's risk profile and provides scope for further margin improvement and creation of shareholder value.

The strategy has involved a programme of corporate activity including business restructuring and acquisitions and disposals. Acquisitions and investments since AMEC's last equity issue* on 2 November 2000 totalling nearly £150 million (net of disposals) have been funded from cash and debt resources. The reshaping of the group has also led to the revision of AMEC's segmental analysis, as announced on 2 December 2004. The new segments, which reflect the group's ongoing business portfolio are Engineering and Technical Services, Oil and Gas and Project Solutions. These areas of activity will continue to provide attractive investment opportunities.

* excluding conversion of preference shares, employee share ownership trust allotments and share option exercises

Reasons for the Placing

With recent successes in AMEC's investments programme having resulted in a significant increase in commitments, the board considers that it is appropriate to issue equity by way of the Placing.

Cash raised through the Placing will support:

(i) the acquisition of Paragon Engineering Services Inc., ('Paragon '), described below, for US$38 million (approximately £20 million) in cash, which will improve the capacity and global delivery capability of AMEC's international Oil and Gas business.

(ii) A further £40 million commitment to PPP.

AMEC was appointed preferred bidder on the DLR Woolwich Arsenal extension in December 2004 and Colchester Hospital in January 2005. AMEC's equity commitment to these projects totals £21 million.

On the Incheon Bridge project, AMEC signed a concession agreement with the negotiation team of the Government of the Republic of Korea on 28 December 2004. This agreement requires AMEC to make an equity commitment of KRW39 billion (approximately £19 million). Financial close is anticipated in the coming weeks.

The effect of these recent developments has been to more than double AMEC's commitment to PPP to £53 million (30 June 2004: £20 million).

(iii) Commitments to invest £23 million in urban regeneration schemes in the UK, where AMEC is targeting a pre-tax return on capital employed in excess of 20 per cent.

(iv) A higher level of acquisition opportunities in its Engineering and Technical Services business, where transactions with a value of some £15 million are nearing completion in Europe.

The total value of the acquisition and investment programme set out above is £111 million.

Information on Paragon

The acquisition of Paragon is in line with AMEC's strategy of expanding the capacity and global delivery capability of its international oil and gas business. With over 500 employees, Paragon carries out the majority of its work from its base in Houston and will enhance AMEC's penetration of Houston-based oil and gas companies. In particular, it offers opportunities for AMEC to grow its business in the developing regions of the Americas whilst working with major clients to develop their other global assets. Paragon had total turnover in 2003 of US$57.9 million (approximately £31 million) and profit before tax of US$4.3 million (approximately £2.3 million). Post-tax returns on the investment are expected to be around AMEC's cost of capital in 2005.

Current trading and future prospects

AMEC announced in its interim results announcement on 2 September 2004 that it expected to make overall progress in 2004 and on 12 January 2005 confirmed that performance was in line with market expectations. Overall, the board maintains its positive outlook. Taking into account opportunities in Iraq, together with the effects of the disposal of Spie Batignolles and transfer of UK rail maintenance work in 2004, the board is confident that AMEC will deliver further growth in 2005 in line with its earlier expectations.

As expected, net debt declined from £389 million as at 30 June 2004 to approximately £300 million as at 31 December 2004 (31 December 2003: £218 million). Average weekly net debt in 2004 was £450 million. This is expected to decline during 2005 as the temporary increase in capital employed in the Oil and Gas business is reduced, but will continue to reflect AMEC's strategic shift away from traditional construction activities, which have lower levels of capital employed.

Whilst Paragon is expected to make a positive contribution to earnings before goodwill amortisation in 2005, the overall impact of the Placing is expected to be slightly dilutive.

Details of the Placing

The Placing, by UBS Limited and Dresdner Kleinwort Wasserstein, of up to 30.1 million new ordinary shares of 50 pence each ('New Ordinary Shares') is to raise up to £95 million in cash and represents up to 9.99 per cent of AMEC's issued share capital. The New Ordinary Shares will rank pari passu with existing issued shares, including the right to receive all further dividends. Application will be made for the New Ordinary Shares to be admitted to the Official List maintained by the UK Listing Authority and to be admitted to trading by the London Stock Exchange on its main market for listed securities. Admission of the New Ordinary Shares to the Official List is expected to take place on Tuesday, 25 January 2005. Attention is drawn to the detailed terms and conditions of the Placing, annexed to this announcement.

TERMS & CONDITIONS

APPENDIX

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

IMPORTANT INFORMATION FOR PLACEES ONLY ON THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THE ANNOUNCEMENT AND THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY AT PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING AND DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHO FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001, AS AMENDED (THE ORDER) OR ARE PERSONS WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) ('HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC') OF THE ORDER OR TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS RELEVANT PERSONS). THE ANNOUNCEMENT AND THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE ANNOUNCEMENT AND THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY. THE NEW ORDINARY SHARES THAT ARE THE SUBJECT OF THE PLACING (THE PLACING SHARES) REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT) AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES.

Persons who are invited to and who choose to participate in the Placing by making an oral offer to acquire Placing Shares, will be deemed to have read and understood the Announcement (including this Appendix) in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties acknowledgements, and undertakings contained in this Appendix. In particular each such Placee represents, warrants and acknowledges that it:

1. is a Relevant Person and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business; and

2. is outside the United States and is purchasing the Placing Shares for its own account or is purchasing the Placing Shares for an account with respect to which it exercises sole investment discretion and that it (and any such account) is outside the United States, within the meaning of Regulation S under the Securities Act; or if it is not outside the United States, is a qualified institutional buyer (QIB) as such term is defined in Rule 144A under the Securities Act and has duly executed an investment letter in the form provided to it and has delivered the same to UBS Limited (UBS) or Dresdner Kleinwort Wasserstein Securities Limited (DRKW, and together with UBS, the Banks).

The Announcement and this Appendix do not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Shares in any jurisdiction including, without limitation, the United Kingdom, the United States, Canada, Australia or Japan or any other jurisdiction in which such offer or solicitation is or may be unlawful. This Announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia, Japan or in any jurisdiction in which such publication or distribution is unlawful.

The Placing Shares referred to in this Announcement have not been and will not be registered under the Securities Act and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or as part of a transaction not subject to, the registration requirements of the Securities Act. Any offering to be made in the United States will be made to a limited number of QIBs in a transaction exempt from registration under the Securities Act. The Placing Shares are being offered and sold outside the United States in accordance with Regulation S under the Securities Act.

The Placing Shares have not been approved or disapproved by the US Securities

and Exchange Commission, any state securities commission or other regulatory authority, nor have the foregoing authorities endorsed the merits of this offering or the accuracy or adequacy of the offering materials. Any representation to the contrary is unlawful.

The distribution of this Announcement and the Placing and/or issue of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company or the Banks that would permit an offer of such Placing Shares or possession or distribution of this Announcement or any other offering or publicity material relating to such Placing Shares in any jurisdiction where action for that purpose is required. Persons to whose attention this Announcement is drawn are required by the Company and the Banks to inform themselves about and to observe any such restrictions.

Details of the Placing Agreement and the Placing Shares

The Banks have entered into a placing agreement (the Placing Agreement) with the Company whereby each of the Banks has, subject to the satisfaction of certain conditions set out therein, undertaken severally, and not jointly or jointly and severally, to use its reasonable endeavours as agent of the Company to seek to procure Placees for the Placing Shares.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares of 50 pence per share in the capital of the Company (Ordinary Shares) including the right to receive all dividends and other distributions declared, made or paid in respect of such Ordinary Shares after the date of issue of the Placing Shares.

In this Appendix, unless the context otherwise requires, Placee means a person (including individuals, funds or others) on whose behalf a commitment to acquire Placing Shares has been given.

Application for listing and admission to trading

Application will be made to the UK Listing Authority (the UKLA) for admission of the Placing Shares to the Official List of the UKLA (the Official List) and to the London Stock Exchange plc (the London Stock Exchange) for admission to trading of the Placing Shares on the London Stock Exchange's market for listed securities (together Admission). It is expected that Admission will become effective on Tuesday, 25 January 2005 and that dealings in the Placing Shares will commence at that time

Bookbuild

Commencing today each of the Banks will be conducting an accelerated bookbuilding process (the Bookbuilding Process) to determine demand for participation in the Placing by the Placees. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

The Banks will be entitled to effect the Placing by such alternative method to the Bookbuilding Process as they may, in their sole discretion, determine. To the fullest extent permissible by law, neither of the Banks nor any of their respective Affiliates shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, neither Bank nor any of their respective Affiliates shall have any liability in respect of its conduct of the Bookbuilding Process or of such alternative method of effecting the Placing as the Banks may determine

Participation in, and Principal terms of, the Bookbuilding Process

In participating in the Bookbuilding Process and the Placing Placees will be deemed to have read and understood this Announcement (including this Appendix) in its entirety and to be participating and making an offer for Placing Shares on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained in this Appendix. AMEC will make a further Announcement following the close of the Bookbuilding Process detailing the number of Placing Shares to be issued and the price at which the Placing Shares have been placed (the Pricing Announcement).

Each of UBS and DRKW is arranging the Placing severally, and not jointly or jointly and severally, as an agent of the Company.

Each of the Banks and their respective Affiliates is entitled to participate as principal in the Bookbuilding Process.

The Bookbuilding Process will establish a single price (the Placing Price) payable to the Banks by all Placees. Any discount to the market price of the Ordinary Shares of the Company will be determined in accordance with the Listing Rules as published by the UKLA pursuant to part IV of the Financial Services and Markets Act 2000 (FSMA) and the guidelines issued by the ABI and NAPF.

The Bookbuilding Process is expected to close no later than 4.30 p.m. London time on Thursday, 20 January 2005, but may be closed earlier at the sole discretion of the Banks following agreement with the Company. Each of the Banks may, at its sole discretion, accept bids that are received after the Bookbuilding Process has closed.

A bid in the Bookbuilding Process will be made on the terms and conditions in this Appendix and will not be capable of variation or revocation after the close of the Bookbuilding Process.

Each Placee's allocation and the Placing Price will be confirmed to Placees orally by the relevant Bank following the close of the Bookbuilding Process, and a trade confirmation will be dispatched as soon as possible thereafter. The relevant Bank's oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon such Placee to acquire the number of Placing Shares allocated to it at the Placing Price on the terms and conditions set out in this Appendix and in accordance with the Company's Memorandum and Articles of Association.

Each Placee's obligations will be owed to AMEC and to the Bank through whom such Placee submitted its bid. The allotment and issue of Placing Shares to the Placees by AMEC will be in consideration for the transfer to AMEC of certain shares in a Jersey incorporated subsidiary of AMEC by the relevant Bank. Each Placee will also have an immediate, separate, irrevocable and binding obligation, owed to the relevant Bank, to pay to it (or as it may direct) in cleared funds an amount equal to the product of the Placing Price and the amount of Placing Shares such Placee has agreed to acquire. The relevant Bank will procure the allotment by AMEC of such Placing Shares to each Placee by effecting the necessary transfer to AMEC of shares in the Jersey company following each Placee's payment to the relevant Bank of such amount.

Any offering made in the United States will be to a limited number of QIBs in a transaction not involving any public offering. The Placing Shares will be offered and sold outside the United States in accordance with the terms of Regulation S under the Securities Act.

All obligations under the Placing will be subject to fulfilment of the conditions referred to below under 'Conditions of the Placing'.

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and not having been terminated in accordance with its terms.

Each Bank's obligations under the Placing Agreement are conditional on, inter alia:

1. Schedule 1 to the Placing Agreement having been duly executed and delivered by the parties thereto prior to 7.00 p.m. on Thursday, 20 January 2005 (or such later time and/or date as the Banks may agree in writing);

2. the Pricing Announcement being published through a Regulatory Information Service within five (5) hours of the Term Sheet having been executed

by the Company and the Banks but in any event no later than 7.00 a.m. on Friday, 21 January 2005 (or by such later time and/or date as the Company and the Banks may agree);

3. the Company allotting subject only to Admission the Placing Shares in

accordance with Clause 5.2 of the Placing Agreement;

4. Admission and Commencement of Trading occurring by no later than 8.00 a.m. on Tuesday, 25 January 2005 (or by such later time and/or date as the Company and the Banks may agree in writing);

5. the Banks receiving on the Closing Date but prior to Admission a certificate signed by an authorised representative of the Company in the form of Schedule 3 to the Placing Agreement;

6. none of the representations or warranties of the Company contained in the Placing Agreement being untrue, inaccurate, incorrect or misleading in any respect which is material in the opinion of the Banks in the context of the Placing and/or Admission at the date of the Placing Agreement or at any time up to and including Admission as if they were repeated by reference to the facts and circumstances then existing;

7. the Company having in the opinion of the Banks complied with its obligations under the Placing Agreement save to the extent that any non-compliance is not material in the opinion of the Banks in the context of the Placing and/or Admission; and

8. no matter having arisen before Admission which might reasonably be expected to give rise to a material claim under Clause 9 of the Placing Agreement.

If (a) the conditions contained in the Placing Agreement are not satisfied or (to the extent permitted by the Placing Agreement) waived by the Banks within the stated time period (or such later time and/or date as the Company and the Banks may agree), or (b) the Placing Agreement is terminated in the circumstances specified below, the Placing will lapse and the Placee's rights and obligations hereunder shall cease and determine at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

By participating in the Bookbuilding Process each Placee agrees that its rights and obligations terminate only in the circumstances described above and will not be capable of rescission or termination by it.

The Banks may, at their discretion and upon such terms as they jointly think fit, waive compliance by AMEC with the whole or any part of any of AMEC's obligations in relation to the conditions in the Placing Agreement save that conditions 2 and 4 above may not be waived. The Banks reserve the right with the agreement of AMEC to waive or to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

Neither of the Banks nor the Company shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision it may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally.

Right to terminate under the Placing Agreement

The Banks, acting severally and not jointly or jointly or severally, in their absolute discretion may by notice to the Company at any time up to and including Admission, terminate the Placing Agreement if:

1. it shall come to the notice of either of the Banks that any statement contained in this Announcement or in any presentation materials made or used by the Company in connection with the Placing is or has become untrue, incorrect or misleading (whether by omission or otherwise) in any respect which, in the opinion of the relevant Bank, is material in the context of the Placing and/or Admission;

2. either of the Banks shall become aware that any of the representations and warranties given by the Company in the Placing Agreement is or has become untrue, inaccurate, incorrect or misleading or a matter has arisen which might reasonably be expected to give rise to a claim under the Banks' indemnity in the Placing Agreement in each case in any respect which, in the opinion of the relevant Bank, is material in the context of the Placing and/or Admission;

3. either of the Banks shall become aware that the Company is in breach of any of its obligations under the Placing Agreement save to the extent that any breach is not, in the opinion of the relevant Bank, material in the context of the Placing and/or Admission;

4. in the opinion of either of the Banks there shall have occurred an adverse change in or any development involving a prospective adverse change in or affecting the condition (financial or otherwise), prospects, earnings, business affairs, properties, management, results of operations or financial condition of the Company or any other member of the Group, whether or not arising in the ordinary course of business which is material in the context of the Placing as a result of which the relevant Bank considers it to be impracticable, inappropriate or inadvisable to proceed with the Placing; or

5. in the opinion of either of the Banks there has occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the London Stock Exchange; (ii) a suspension or material limitation in trading in the Company's securities on the London Stock Exchange; (iii) a general moratorium on commercial banking activities in the United Kingdom or the United States declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United Kingdom or the United States; (iv) the outbreak or escalation of hostilities or an act of terrorism wheresoever occurring or (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United Kingdom or the United States or elsewhere, if the effect of any such event specified in sub-clauses (iv) or (v) in the judgement of the relevant Bank makes it impracticable or inadvisable to proceed with the Placing and the distribution of the Placing Shares or will be to prejudice dealings in the Ordinary Shares in the secondary market.

If the Banks' obligations under the Placing Agreement are terminated in accordance with its terms the rights and obligations of each Placee in respect of the Placing as described in this Announcement (including this Appendix) shall cease and determine at such time and no claim can be made by any Placee in respect thereof.

By participating in the Placing each Placee agrees with the Banks that the exercise by the Banks of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of such Bank (as the case may be) and that such Bank need not make any reference to such Placee and that the Banks shall have no liability whatsoever to the Placee (or to any other person whether acting on behalf of a Placee or otherwise) in connection with any such exercise.

No Prospectus

No offering document or prospectus or listing particulars has been or will be submitted to be approved by the UKLA or filed with the Registrar of Companies in England and Wales in relation to the Placing and Placees' commitments will be made solely on the basis of the information contained in this Announcement (including this Appendix). Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement and the Pricing Announcement is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of the Banks or the Company or any other person and neither of the Banks nor the Company nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Each of the Banks reserves the right to require settlement for and delivery of the Placing Shares to Placees in such other means that it deems necessary if delivery or settlement is not possible or practicable within the CREST system within the timetable set out in this Announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Each Placee allocated Placing Shares in the Placing will be sent a trade confirmation stating the number of Placing Shares allocated to it, the Placing Price, the aggregate amount owed by such Placee to the relevant Bank and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST or certificated settlement instructions which it has in place with the relevant Bank.

It is expected that settlement will be on Tuesday, 25 January 2005 on a T+3 basis in accordance with the instructions set out in the trade confirmation.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of 2 percentage points above the base rate of Barclays Bank Plc.

If a Placee does not comply with these obligations, the relevant Bank may sell any or all of the Placing Shares allotted to that Placee on such Placee's behalf and retain from the proceeds, for the Bank's account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee's behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in a Placee's name or that of its

nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax.

Representations and Warranties

By participating in the Bookbuilding Process each Placee (and any person acting on such Placee's behalf):

1. represents and warrants that it has read this Announcement (including this Appendix) in its entirety;

2. acknowledges that no offering document, prospectus or listing particulars has been prepared in connection with the placing of the Placing Shares and represents and warrants that it has not received a prospectus, listing particulars, or other offering document in connection therewith;

3. acknowledges that the content of this Announcement is exclusively the responsibility of the Company and that neither the Banks nor any person acting on their behalf has or shall have any liability for any information, representation or statement contained in this Announcement or any information previously published by or on behalf of the Company and will not be liable for any Placee's decision to participate in the Placing based on any information, representation or statement contained in this Announcement or otherwise. Each Placee further represents, warrants and agrees that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to acquire the Placing Shares is contained in this Announcement and any information previously published by the Company by notification to a Regulatory Information Service, such information being all that it deems necessary to make an investment decision in respect of the Placing Shares and that it has neither received nor relied on any other information given or representations,

warranties or statements made by either of the Banks or the Company and neither of the Banks nor the Company will be liable for any Placee's decision to accept an invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing;

4. acknowledges that neither of the Banks nor any person acting on behalf of any of them nor any of their respective Affiliates has or shall have any liability for any publicly available or filed information or any representation relating to the Company, provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by that person;

5. represents and warrants that it is entitled to subscribe for and/or purchase Placing Shares under the laws of all relevant jurisdictions which apply to it and that it has fully observed such laws and obtained all such governmental and other guarantees and other consents in either case which may be required thereunder and complied with all necessary formalities;

6. represents and warrants that it is, or at the time the Placing Shares are acquired that it will be, the beneficial owner of such Placing Shares, or that the beneficial owner of such Placing Shares is not a resident of Australia, Canada or Japan;

7. acknowledges that the Placing Shares have not been and will not be registered under the securities legislation of the United States, Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within those jurisdictions;

8. if the Placing Shares were offered to it in the United States, represents and warrants that in making its investment decision, (i) it has relied on its own examination of the Company and the terms of the Placing, including the merits and risks involved, (ii) it has made its own assessment of the Company, the Placing Shares and the terms of the Placing based on such information as is publicly available, (iii) it has consulted its own independent advisors or otherwise has satisfied itself concerning, without limitation, the effects of United States federal, state and local income tax laws and foreign tax laws generally and the US Employee Retirement Income Security Act of 1974, the US Investment Company Act of 1940, as amended and the Securities Act and (iv) it has received all information that it believes is necessary or appropriate in order to make an investment decision in respect of the Company and the Placing Shares;

9. acknowledges that the Placing Shares are being offered and sold to it in a transaction not involving any public offering in the United States within the meaning of the Securities Act, and represents and warrants that it is either (i) a QIB and it has duly executed an investment letter in the form provided to it by the Banks, or (ii) purchasing the Placing Shares in an 'offshore transaction' in accordance with Regulation S under the Securities Act, and if it is a QIB, (i) it is subscribing for the Placing Shares for its own account, or for one or more accounts as to each of which it exercises sole investment discretion and each of which accounts is a QIB, for investment purposes, and not with a view to any distribution or for resale in connection with the distribution thereof, in whole or in part, in the United States and (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Placing Shares, and it and any accounts for which it is subscribing Placing Shares (i) are each able to bear the economic risk of its or their investment in the Placing Shares, (ii) will not look to the above-mentioned names for all or part of any such loss or losses it or they may suffer, (iii) are able to sustain a complete loss on its or their investment in the Placing Shares, (iv) have no need for liquidity with respect to its or their investment in the Placing Shares and (v) have no reason to anticipate any change in its or their circumstances, financial or otherwise, which may cause or require any sale or distribution by it or them of all or any part of the Placing Shares.

10. acknowledges that the Placing Shares have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, and agrees not to reoffer, resell, pledge or otherwise transfer the Placing Shares except (i) outside the United States in offshore transactions in accordance with Regulation S under the Securities Act, (ii) in the United States to QIBs pursuant to Rule 144A under the Securities Act, or (iii) pursuant to Rule 144 under the Securities Act, and in any case in compliance with all applicable laws;

11. acknowledges that where it is acquiring the Placing Shares for one or more managed accounts, it represents and warrants that it is authorised in writing by each managed account (i) to acquire the Placing Shares for each managed account, and (ii) to execute and deliver an investment letter in the form provided to it by either of the Banks on behalf of each managed account. Each Placee agrees to indemnify and hold the Company and the Banks harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations and warranties in this paragraph 11. Each Placee agrees that the provisions of this paragraph 11 shall survive the resale of the Placing Shares by or on behalf of the managed accounts;

12. acknowledges that no representation has been made as to the availability of Rule 144 or any other exemption under the Securities Act for the reoffer, resale, pledge or transfer of the Placing Shares;

13. acknowledges and understands that the Placing Shares offered and sold in the United States are 'restricted securities' within the meaning of Rule 144 (a)(3) under the Securities Act and represents and warrants on its own behalf and on behalf of any accounts for which it is acting that, so long as the Placing Shares are 'restricted securities', it will not deposit the Placing Shares into any unrestricted depositary facility established or maintained by any depositary bank in respect of the Ordinary Shares;

14. represents and warrants that the issue to it, or the person specified by it for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services) and that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer Placing Shares into a clearance system;

15. represents and warrants that it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2003 and the Money Laundering Regulations 2003 (the Regulations) and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

16. represents and warrants that it and any person acting on its behalf is a person falling within Article 19 and/or 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended, and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

17. represents and warrants that it has not offered or sold and, prior to the expiry of a period of six months from Admission, will not offer or sell any Placing Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

18. represents and warrants that it has only communicated or caused to be

communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

19. represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

20. represents and warrants that it and any person acting on its behalf is entitled to acquire the Placing Shares under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this Announcement) and will honour such obligations;

21. undertakes that it (and any person acting on its behalf) will make payment for the Placing Shares allocated to it in accordance with this Announcement (including this Appendix) on the due time and date set out herein,

failing which the relevant Placing Shares may be placed with other subscribers or sold as the relevant Bank may in its sole discretion determine and without liability to such Placee;

22. acknowledges that neither of the Banks is making any recommendations to it, advising it regarding the suitability of any transactions it may enter into in connection with the Placees and that participation in the Placing is on the basis that it is not and will not be a client of either of the Banks and that neither of the Banks has duties or responsibilities to it for providing the protections afforded to their clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of its rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

23. undertakes that the person who it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. Neither of the Banks nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of such Placee agrees to participate in the Placing and it agrees to indemnify the Company and each of the Banks in respect of the same on the basis that the Placing Shares will be allotted to the CREST stock account of Apollo Nominees Limited who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions;

24. acknowledges that any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by the Company or the Banks in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

25. acknowledges that where a Placee or any person acting on its behalf is dealing with either Bank, any money held in an account with a Bank on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the relevant rules and regulations of the Financial Services Authority which therefore will not require the Bank to segregate such money as that money will be held by it under a banking relationship and not as trustees; and

26. agrees that the Company, the Banks and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and undertakings which are given to the Banks on their own behalf and on behalf of the Company and are irrevocable.

The agreement to settle a Placee's acquisition (and/or the acquisition of a person for whom such Placee is contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to an acquisition by it and/or such person direct from the Company for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer the Placing Shares into a clearance service. If there are any such arrangements, or the settlement related to any other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which neither the Company nor the Banks will be responsible. If this is the case, each Placee should seek its own advice and notify the relevant Bank accordingly.

In addition, Placees should note that they will be liable for any capital duty, stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the UK by them or any other person on the acquisition by them of any Placing Shares or the agreement by them to acquire any Placing Shares.

This Announcement has been issued by AMEC and is the sole responsibility of AMEC.

UBS and DRKW are each acting for AMEC in connection with the Placing and no-one

else and will not be responsible to anyone other than AMEC for providing the protections afforded to their respective clients nor for providing advice in relation to the Placing or any other matter referred to in this Announcement.

When a Placee or person acting on behalf of the Placee is dealing with either of the Banks, any money held in an account with such Bank on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the rules and regulations of the Financial Services Authority made under the FSMA. The Placee acknowledges that the money will not be subject to the protections conferred by the client money rules; as a consequence, this money will not be segregated from the Bank's money in accordance with the client money rules and will be used by the Bank in the course of their own business; and the Placee will rank only as a general creditor of the Bank.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

All times and dates in this Announcement may be subject to amendment. The Banks shall notify the Placees and any person acting on behalf of the Placees of any changes.

This Announcement includes 'forward-looking statements'. All statements other than statements of historical fact included in this Announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. You should not place undue reliance on forward-looking statements, which speak only as at the date of this Announcement. The Company assumes no responsibility to update any of the forward-looking statements contained herein.

Ends

END

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RNS Number:6158H
AMEC PLC
20 January 2005

20 JANUARY 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

AMEC plc ('AMEC')

Result of Placing

Further to the announcement ('Announcement') made earlier today regarding the Placing of new ordinary shares ('New Ordinary Shares') in AMEC to support its increased acquisition and equity investments programme, including the acquisition of Paragon Engineering Services Inc., the Placing Price and issue size have now been determined following the successful completion of the bookbuilding process.

The Placing Price was set at 300 pence per New Ordinary Share and 30,164,397 New Ordinary Shares will be issued.

Based on the Placing Price, the gross proceeds receivable by AMEC are £90.5 million. The New Ordinary Shares being issued represent approximately 9.99 per cent of AMEC's issued ordinary share capital prior to the Placing.

Application has been made for, and the Placing is conditional on, admission of the New Ordinary Shares to listing on the Official List of the UK Listing Authority and to admission to trading on the London Stock Exchange's main market for listed securities. It is expected that admission will become effective and dealings will commence in the New Ordinary Shares on the London Stock Exchange on 25 January 2005.

Sir Peter Mason, Chief Executive, said 'We have received a strong level of support from investors for the Placing. With the acquisition of Paragon and our recent successes in project investments we now look forward to the next phase of development at AMEC.'

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

UBS Investment Bank + 44 (0)20 7568 1000

Jonathan Bewes
Christopher Smith
Peter Luck

Dresdner Kleinwort Wasserstein + 44 (0)20 7623 8000

Mark Smith
Charles Batten
Alex Reynolds

Defined terms in this announcement have, unless the context otherwise requires,

the same meaning given to them in the Announcement.

This announcement has been issued by and is the sole responsibility of AMEC plc.

UBS Limited and Dresdner Kleinwort Wasserstein Securities Limited are each acting exclusively for AMEC plc in connection with the Placing and no-one else and will not be responsible to anyone other than AMEC plc for providing the protections afforded to their respective clients, or for giving advice in relation to the Placing or any other matter referred to in this press announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of AMEC in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the New Ordinary Shares or any other securities in the capital of AMEC. The New Ordinary Shares have not been and will not be registered under the US Securities Act of 1933 as amended (the 'Securities Act') or under the securities laws of any state of the United States and may not be offered or sold within the United States unless they are registered with the US Securities and Exchange Commission or an exemption from registration is available. No public offering of the New Ordinary Shares will be made in the United States.

END

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RNS Number:6070H
AMEC PLC
20 January 2005

AMEC plc

20 January 2005

Pursuant to our obligations under the Listing Rules, we hereby advise you that, on 19 January 2005, we received a notification from Goldman Sachs International that as at close of business on 17 January 2005, The Goldman Sachs Group, Inc of New York no longer held a notifiable interest in the share capital of AMEC plc.

Goldman Sachs had previously notified an interest of 9,139,914 ordinary shares (as at 5 January 2005) which at that time represented 3.03% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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RNS Number:7245H
AMEC PLC
24 January 2005

AMEC plc

24 January 2005

We have today received a notification (dated 21 January 2005) from Fidelity Investments on behalf of Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 9,622,236 shares, representing 3.19% of the issued capital of the Company.

Fidelity have not held a notifiable interest in AMEC's shares since 14 July 2004.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:7787H
AMEC PLC
25 January 2005

AMEC plc

25 January 2005

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have today received a notification from Goldman Sachs International (dated 24 January 2005) that as at close of business on 20 January 2005, The Goldman Sachs Group, Inc. of New York ('GS Inc') was interested, by attribution only, in a total of 11,142,713 shares which represents 3.36% of the issued share capital of AMEC plc.

The notification states that the interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

C Fellowes
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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69

RNS Number:7859H
AMEC PLC
25 January 2005

AMEC plc

25 January 2005

We have today received a notification from Fidelity Investments on behalf of Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 12,118,409 shares, representing 3.65% of the issued share capital of the Company.

C Fellowes
Assistant Company Secretary

END
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(70)

RNS Number:6809H
AMEC PLC
27 January 2005

AMEC plc

27 January 2005

Pursuant to our obligations under the Listing Rules, we hereby advise you that, on 26 January 2005, we received a notification from Goldman Sachs International that as at close of business on 24 January 2005, The Goldman Sachs Group, Inc of New York no longer held a notifiable interest in the share capital of AMEC plc.

Goldman Sachs had previously notified an interest of 11,142,713 ordinary shares (as at 24 January 2005) which at that time represented 3.36% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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RNS Number:1083I
AMEC PLC
02 February 2005

AMEC JV preferred bidder for UK's largest schools PFI

2 February 2005:AMEC plc, the international project management and services company, announces that an AMEC-led joint venture has been appointed preferred bidder on the UK's largest schools PFI project to deliver 17 new and two refurbished secondary schools for South Lanarkshire Council.

'This win reflects our longstanding and successful strategy of selective investment in PFI, focusing on complex projects where we can bring together our investment, design, delivery and maintenance skills to secure multiple income streams,' said Sir Peter Mason, Chief Executive of AMEC. 'Our portfolio of PFI, urban regeneration and wind energy projects is an important investment for AMEC that we expect to see making an increasing contribution.'

In addition to its equity investment of around £7 million, AMEC will benefit from contracts to design, construct and refurbish the schools, redevelop surplus land around 12 of the sites and provide estate management services over the 30-year concession period, together worth in excess of £290 million. Financial close is expected in mid-2005 with construction beginning immediately thereafter, involving a phased delivery with final completion mid-2009. The work was won through the inspirED joint venture in which AMEC, investment group Innisfree and Equion have an equal share.

AMEC had around £40 million invested in PFI projects at 31 December 2004 and has current commitments to invest a further £60 million including South Lanarkshire Schools, Colchester Hospital and the Docklands Light Railway Woolwich Arsenal extension, which are currently at the preferred bidder stage. South Lanarkshire Schools brings AMEC's UK PPP portfolio to 12 projects of which five are operational with the remainder in the delivery stage.

For further information:

AMEC plc Tel: +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

Notes to Editors:

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual revenues of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

END
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72

RNS Number:4264I
AMEC PLC
09 February 2005

AMEC plc

9 February 2005

We have received two notifications from Goldman Sachs International, the first received last night stating that as at close of business on 4 February 2005 the Goldman Sachs Group, Inc. of New York ('GS Inc') was interested by attribution only, in a total of 9,966,922 shares, which represented 3.00% of the issued share capital of AMEC plc.

The notification states that the interest in these shares arose from beneficial interests held by Goldman Sachs & Co and Goldman Sachs International, both wholly-owned indirect subsidiaries of GS Inc.

This was followed by a further notification, received today, which stated that as at close of business on 7 February 2005 they no longer hold a notifiable interest in the share capital of the Company.

C L Fidler

Assistant Company Secretary

END
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73

RNS Number:4469I
AMEC PLC
10 February 2005

Appointment of New Non-Executive Directors of AMEC plc

10 February 2005

AMEC plc is pleased to announce that Peter J Byrom and Timothy W Faithfull have been appointed as non-executive Directors of AMEC plc with immediate effect.

Peter Byrom, 60, is Chairman of Domino Printing Sciences plc and Molins PLC. He is also a non-executive director of Rolls-Royce plc and Wilson Bowden plc.Between 1977 and 1996, he was a director of N M Rothschild & Sons Limited, where he specialised in corporate finance.

Tim Faithfull, 60, is a non-executive director of Canadian Pacific Railway, TransAlta Corporation and Shell Pension Trust Limited. He was President and Chief Executive Officer of Shell Canada Limited between 1999 and 2003, when he completed a 36-year career in the international oil and gas sector with the Royal Dutch/Shell Group. His career covered a wide range of operational areas, and included senior assignments in Singapore and the UK. He also worked in France, Laos, Cyprus, and Kenya.

Welcoming their appointment, AMEC Chairman, Jock Green-Armytage said

' We are delighted to have Peter and Tim join us on the Board. Their wealth of international knowledge and business experience, particularly in business development and the oil and gas market, will make a valuable contribution to AMEC as the company continues to build its portfolio of project management and services activities.'

P J Holland FCA

Company Secretary

Enquiries to:

AMEC plc + 44 (0)20 7634 0000
Analysts/Investors:
Neil Jamieson, Director of Investor Relations
Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual revenues of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

Internet users will be able to view this announcement, together with other information about AMEC plc, at the company's web site www.amec.com

END
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RNS Number:4470I
AMEC PLC
10 February 2005

Appointment of New Non-Executive Directors of AMEC plc

10 February 2005

AMEC plc is pleased to announce that Peter J Byrom and Timothy W Faithfull have been appointed as non-executive Directors of AMEC plc with immediate effect.

Peter Byrom, 60, is Chairman of Domino Printing Sciences plc and Molins PLC. He is also a non-executive director of Rolls-Royce plc and Wilson Bowden plc. Between 1977 and 1996, he was a director of N M Rothschild & Sons Limited, where he specialised in corporate finance.

Tim Faithfull, 60, is a non-executive director of Canadian Pacific Railway, TransAlta Corporation and Shell Pension Trust Limited. He was President and Chief Executive Officer of Shell Canada Limited between 1999 and 2003, when he completed a 36-year career in the international oil and gas sector with the Royal Dutch/Shell Group. His career covered a wide range of operational areas, and included senior assignments in Singapore and the UK. He also worked in France, Laos, Cyprus, and Kenya.

Welcoming their appointment, AMEC Chairman, Jock Green-Armytage said

'We are delighted to have Peter and Tim join us on the Board. Their wealth of international knowledge and business experience, particularly in business development and the oil and gas market, will make a valuable contribution to AMEC as the company continues to build its portfolio of project management and services activities.'

P J Holland FCA

Company Secretary

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual revenues of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

Internet users will be able to view this announcement, together with other information about AMEC plc, at the company's web site www.amec.com

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS Number:4476I
AMEC PLC
10 February 2005

The 'Directorate Change' announcement released today at 08:48 under RNS No 4470I has been withdrawn and should be disregarded.

It is a duplicate of RNS No 4469I which was previously released today at 08:43.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS Number:5043I
AMEC PLC
11 February 2005

11 February 2005

AMEC and National Grid Transco sign £280 million alliance contract

AMEC plc, the international project management and services company, announces that it has secured an eight-year alliance contract worth approximately £280 million from National Grid Transco ('NGT') to replace gas mains along the M1 corridor between Sheffield and Leicester.

'AMEC's proven alliancing expertise and our track record in delivering and maintaining assets over the long term ensured we were the right partner for NGT,' said Sir Peter Mason, Chief Executive of AMEC. 'We look forward to taking a lead role in ensuring the alliance shares best practice in programme management, safety, health and the environment, service delivery and community relations.

The work will be carried out by a joint AMEC and NGT alliance team, which will commence in Sheffield, Nottingham and Derby on 1 April 2005 and in Leicester a year later. The contract includes a possible extension for a further five years and is part of NGT's continued mains replacement programme.

AMEC has worked continuously for NGT and its predecessor companies for more than 50 years providing a range of services from large diameter pipelines through to the replacement of local distribution networks.

Over the last five years, AMEC has been undertaking substantial network renewal work in North London, East Anglia, South Wales and the West Midlands and last year it secured a further contract for Fulcrum Connections, part of NGT, to provide new gas mains and services to selected areas in the South West.

P.J.Holland FCA
Company Secretary

For further information:

AMEC plc

Neil Jamieson, Director of Investor Relations +44 (0)20 7634 0000
Charles Reynolds, Head of Media Relations +44 (0)20 7634 0000
Nick Welsh, UK Media Relations Manager +44 (0)20 7634 2219

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual revenues of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

END
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RNS Number:5540I
Telephone Maintenance Group PLC
14 February 2005

Telephone Maintenance Group Plc ('TMG' or the 'Company')
Award of Contract

TELEPHONE MAINTENANCE GROUP WINS THIRD MAJOR CONTRACT FOLLOWING ADMISSION TO AIM

The Board of Telephone Maintenance Group Plc is pleased to announce that the Company has been awarded a contract that commenced 1 February 2005 to supply telephone maintenance and related support services to AMEC plc. The initial annually renewable contract for the maintenance, excluding related support services, is estimated by the Company to be £200,000 p.a..

The Midlands-based supplier of telephone maintenance and support services, has been awarded its third major contract since its admission to AIM in September 2004. The latest contract, from the international project management and services company AMEC, is for the supply of maintenance services at the company's 230 sites throughout the UK. It brings the combined contract awards to around £1.7 million since admission and includes client awards from Palmer & Harvey McLane and De Vere Hotels in addition to AMEC. Some of the contracts periods are for two and three years and the new contracts represent increased annual revenues of around £850,000.

Commenting on the contract awards, Jeff Williams, managing director of Telephone Maintenance Group said: 'We continue to be optimistic that the maintenance revenue increases will lead to satisfactory results in the current year. Historically maintenance revenues have represented around 30% of turnover and we believe that this trend will continue for the foreseeable future.' He added, 'for many of our customers the maintenance contract enables us to review clients system requirement and generally leads to the supply of additional specialist telephony hardware and other value added services such as call billing.'

Note to editors:

Telephone Maintenance Group is one of the UK's only flexible multi-product telephone maintenance companies. It is one of only three companies in the UK, to include BT, to hold Nortel solution partner status.

Telephone Maintenance Group raised £1.15 million at the time of its AIM admission to strengthen the company's balance sheet and to provide additional working capital and to assist in the development of an acquisition strategy.

Further Information:

Andrew Marshall	Marshall Robinson Roe	020 7960 6007
Liam Murray	City Financial Associates Limited	020 7090 7800

END

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77

RNS Number:5865I
AMEC PLC
14 February 2005

AMEC plc

14 February 2005

We have today received a notification from Goldman Sachs International that as at close of business on 9 February 2005 the Goldman Sachs Group, Inc. of New York ('GS Inc') was interested by attribution only, in a total of 10,427,355 shares, which represents 3.14% of the issued share capital of AMEC plc.

The notification states that the interest in these shares arose from beneficial interests held by Goldman Sachs & Co and Goldman Sachs International, both wholly-owned indirect subsidiaries of GS Inc.

Goldman Sachs had previously notified an interest of 9,966,922 (3%) shares on 9 February 2005.

C Fellowes
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS Number:7696I
AMEC PLC
18 February 2005

18 February 2005

AMEC plc, the international project management and services company, announces the acquisition of FAST Maintenance Informatique SA ('FAST'), a French IT management company with net assets of Euro3.2 million (£2.3 million).

The company, which employs 480 people based in Toulouse, Lyon and Paris, generated annual turnover of Euro25 million (£18 million) in 2004 and has strong customer relationships across the aerospace industry and public sector organisations including government ministries, universities and healthcare institutions.

The acquisition extends AMEC SPIE's telecommunications business to 2,000 employees operating throughout France and strengthens its number two position in the French telecommunications and IT network services market. It is strategically positioned to benefit from growth opportunities as customers increase levels of investment in convergent voice and data technologies.

The acquisition furthers AMEC's strategy of expanding its Engineering and Technical Services network of over 300 locations in Continental Europe and follows the addition of eight multi-technical businesses in France, the Netherlands, Portugal and Spain during 2004.

PJ Holland FCA.

Company Secretary

Contacts:

AMEC plc +44 (0) 20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual turnover of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

END
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RNS Number:9592I
AMEC PLC
23 February 2005

AMEC plc

23 February 2005

Pursuant to our obligations under the Listing Rules, we hereby advise you that, on 23 February 2005, we received a notification from Goldman Sachs International (dated 22 February 2005) that as at close of business on 18 February 2005, The Goldman Sachs Group, Inc no longer held a notifiable interest in the share capital of AMEC plc.

Goldman Sachs had previously notified an interest of 10,427,355 ordinary shares (as at 14 February 2005) which at that time represented 3.14% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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RNS Number:1260J
AMEC PLC
28 February 2005

AMEC plc

28 February 2005

We have today received a notification from Fidelity Investments on behalf of Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 16,991,774 shares, representing 5.12% of the issued share capital of the Company.

Fidelity had previously notified an interest of 12,118,409 ordinary shares on 25 January 2005, which at that time represented 3.65% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS Number:3925J
AMEC PLC
07 March 2005

AMEC plc Acquisition

7 March 2005

AMEC plc, the international project management and services company, has furthered its strategy of expanding its international environmental services capability with the acquisition of UK-based Environmental Advice Centre Limited ('EAC') for £1.4 million.

The UK market for environmental services represents an important growth opportunity for AMEC, with increased public and private investment in high-level environmental consultancy, driven mainly by evolving legislation. Environmental consulting also gives AMEC entry to customer projects at the earliest point in the total life cycle of the asset.

EAC specialises in ecological surveys and assessments, contaminated land remediation and air and water quality appraisals. It employs 25 environmental professionals, based in Mold, Flintshire and Richmond, Yorkshire, and generated total turnover of £1.7 million in 2004. The acquisition gives AMEC a UK gateway through which to target its expertise in large environmental management programmes, both with existing AMEC and EAC customers across the oil and gas, industrial, transport and government sectors, as well as into new markets.

AMEC's environmental services business operates from a network of 100 offices across the Americas as well as locations in Germany, Italy, Netherlands, Russia and Peru. It provides extensive environmental services around the globe, including oil and gas developments in Russia, construction support services to the U.S. Air Force, and assistance to major mining projects in Canada and South America.

The environmental services business forms part of the Engineering and Technical Services business, AMEC's largest area of activity, which generated sales of £2.0 billion in 2003 and produced 41% of total operating profit.

P J Holland FCA
Company Secretary

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual turnover of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

END
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RNS Number:5291J
AMEC PLC
09 March 2005

AMEC plc

9 March 2005

We have today received a notification (dated 8 March 2005) from Fidelity Investments on behalf of Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 21,430,039 shares, representing 6.45% of the issued share capital of the Company.

Fidelity had previously notified an interest of 16,991,774 ordinary shares on 28 February 2005, which at that time represented 5.12% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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82

RNS Number:5291J
AMEC PLC
09 March 2005

AMEC plc

9 March 2005

We have today received a notification (dated 8 March 2005) from Fidelity Investments on behalf of Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 21,430,039 shares, representing 6.45% of the issued share capital of the Company.

Fidelity had previously notified an interest of 16,991,774 ordinary shares on 28 February 2005, which at that time represented 5.12% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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83

RNS Number:5624J
AMEC PLC
10 March 2005

10 March 2005

AMEC plc Preliminary Results 2004

Highlights:

* Record pre-tax profit* of £118.1m up 5%
* Operating profit in Engineering and Technical Services up 8%
* Oil and Gas boosts margin to 4.7% and expands in Houston
* PPP portfolio valued at £77m
* Dividends increased by 5% to 11.0p per share
* Further progress expected across all 3 main businesses

Commenting today, Chief Executive, Sir Peter Mason KBE, said:

'Our three main business segments made real progress this year. Operating profit from our services business was up 8% while our oil and gas business won important new contracts worldwide, improved its margins and acquired a strategically important business in Houston.

'What has also come through this year is the strength of our maturing PPP business. We now value our portfolio, excluding recent wins, at £77m, based on prevailing market valuations, considerably more than the book value of £42m.

'Oil and gas, which now accounts for one third of our profit, will be an important area for growth, whilst we expect volume and margins in our services business to continue to increase. In PPP, we recently became preferred bidder on three important schemes and will continue to invest both in the UK and overseas.

'These results really confirm the ability of our company to deliver. Having invested cautiously, cut costs and taken a lot of risk out of the business, we can look forward to reaping the benefits.'

* Before goodwill amortisation and exceptional items

Financial highlights*

	2004 £ million	2003 £ million	
Total turnover	4,816.4	4,712.7	+2.2%
Total operating profit	149.6	141.7	+5.6%
Pre-tax profit	118.1	112.5	+5.0%
Pre-tax profit after goodwill amortisation and exceptional items	65.7	95.7	-31.3%
Effective tax rate	32.8%	32.0%	+0.8pts
Average weekly net debt	450.0	360.0**	+25.0%
Diluted earnings per ordinary share	25.9p	25.3p	+2.4%
Dividends per ordinary share	11.0p	10.5p	+4.8%

* Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items. Amounts and percentage movements relating to total operating profit and margin of Engineering and Technical Services, Oil and Gas and Project Solutions activities are stated before corporate costs of £24.3m, goodwill amortisation of £21.6m, a pre-tax exceptional charge of £17.6m plus goodwill previously written off to reserves of £13.0m.

** Pro forma average weekly net debt for the year ended 31 December 2003 assumes SPIE S.A. was acquired and 51% of Spie Batignolles was disposed of on 1 January 2003.

Any forward looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors including some which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward looking statements made in this document.

The preliminary results slide presentation and speaking remarks will be available on AMEC's web site www.amec.com on 10 March 2005.

Enquiries to:

AMEC plc: + 44 (0)20 7634 0000

Analysts and investors:
Sir Peter Mason KBE, Chief Executive
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

OVERVIEW

AMEC made solid progress in 2004 and was reclassified to the Support Services Sector of the London Stock Exchange by the FTSE Global Classification Committee. This change of stock market sector, which recognises the shift in the balance of AMEC's activities towards services, was followed on 2 December 2004 by the announcement of a revised statutory segmental analysis, which better reflects the ongoing business portfolio. The segments are Engineering and Technical Services ('ETS'), Oil and Gas and Project Solutions.

The largest of AMEC's three business segments, ETS, delivered another robust performance in 2004, with total operating profit up 7.9%. Activity levels in Oil and Gas remained high and the quality of earnings was improved, with operating margin increasing to 4.7% (2003: 4.3%). A wide range of substantial new contracts was secured from clients around the world during 2004 and the competitive position of this business was strengthened in January 2005 through the acquisition of Houston-based Paragon Engineering Services Inc. ('Paragon'). Performance in the Project Solutions business was steady, following AMEC's exit in the first half of 2004 from US Construction Management and the disposal of AMEC's remaining 49% interest in the regional French construction business Spie Batignolles.

Pre-tax profit for the year increased by 5.0% to a record £118.1m and was slightly ahead of the consensus of market expectations*. The effective tax rate for the year increased to 32.8% (2003: 32.0%), which, together with an increase in potentially dilutive shares from share option awards, constrained the growth in diluted earnings per share to 25.9p (2003: 25.3p). Proposed dividends for the year are increased by 4.8% to 11.0p (2003: 10.5p).

On 20 January 2005, AMEC issued 30,164,397 new ordinary shares at 300 pence per share by way of a placing to support its increased acquisition and equity investments programme, raising net proceeds of £88m.

* Source: Hemscott Group, 7 March 2005

OUTLOOK

The board remains confident that each of AMEC's three business segments will deliver further growth in 2005 in line with its earlier expectations, even after the transfer of UK rail maintenance contracts to Network Rail and the disposal

of Spie Batignolles, which together represented about £10m of operating profit in 2004.

BUSINESS REVIEW

Engineering and Technical Services ('ETS')
With turnover of £2.3bn, representing 47% of group total turnover in 2004, ETS is the largest of AMEC's three segments. ETS comprises three businesses, Multitechnical Services, Environmental Services and Design and Engineering Services. Services in the first two businesses are delivered through extensive local networks, with over 300 locations in Continental Europe and around 100 in North America.

Unlike the rest of AMEC, where the company meets customers' needs as a national or international business, the Multitechnical and Environmental businesses provide services locally to a diverse regional and international client base. With over 50,000 clients in many different sectors and a high percentage of repeat business, ETS is generally a highly predictable business.

Multitechnical Services
This business provides a broad range of electrical, mechanical and communications services to a very large number of customers in Continental Europe.

2004 was another year of robust performance, with increased activity reflecting organic growth, driven broadly by levels of economic activity, together with a series of eight small acquisitions that extended the local services network and capability in France, the Netherlands, Portugal and Spain. This business will continue to follow the same growth strategy in 2005, targeting further volume growth and an improved margin, particularly in Benelux.

Environmental Services
This business provides clients with a range of specialist services from environmental assessments to geo-technical and materials testing services. It operates mainly in North America but is growing in other markets.

2004 was a record year, with increased levels of activity under a framework contract for the US Air Force in locations including Iraq and Guam. The Geomelt contract for the US Department of Energy at Hanford, initially valued at US$60m, continues to make progress and the first full scale nuclear waste vitrification is due to be completed by the end of 2005.

New offices are being opened in a number of countries and this pattern of customer-driven expansion is expected to continue steadily with increasing demand for environmental services.

Design and Engineering Services
This business provides services from front-end design to maintenance support for clients in the UK, the Americas and Iraq across a range of sectors including transport, defence, mining, forest products, food and pharmaceutical.

In the UK, AMEC is active on framework contracts for clients including BAA and the Ministry of Defence. There are also specific future opportunities, including the restructuring of the nuclear industry which opens to private sector companies from April 2005. AMEC is one of the few companies with the expertise and relationships to pursue the £2bn of work that the UK government estimates will be available on an annual basis and is positioning itself to compete in that market.

Investment in US industrial markets remains low. While some sectors, like mining, are now very busy, others, such as food and forest products, have yet to show any signs of recovery. AMEC has taken further action to reduce the cost base in response.

AMEC is working in Iraq under various contracts to restore damaged infrastructure, including power generation and water. Task orders under these contracts have, as expected, taken some time to come through and safety and security remain of paramount importance. Firm awards to date to the AMEC Fluor joint venture amount to around US$730m, although the final value could be much higher. In addition, AMEC has received direct orders totalling around US$130m. These contracts continue to carry no commercial risk as they are all fully cost reimbursable. Activity in Iraq made a small contribution in 2004, and whilst conditions remain volatile and it is difficult to predict rates of progress on specific tasks, this contribution is expected to increase in 2005. AMEC is committed to a long-term presence in Iraq and is exploring opportunities in the country and in the region.

Oil and Gas

AMEC is a leading international provider of total life of asset services and project solutions to clients in the oil and gas industry. This business generated turnover of £1.2bn, representing 25% of group total turnover in 2004.

During 2004, the services' business increased levels of international activity in regions including the Gulf of Mexico, West Africa, Caspian, Canada and Asia Pacific. The business has extended its portfolio of services into LNG storage and pipeline design and strengthened its position in brownfield projects, operations and asset support services. More work was secured from an increasing range of customers, including the Kuwait Oil Company, the Korean National Oil Company and Woodside of Australia.

The Canadian oil sands business is busy, as more efficient extraction methods and a strong oil price have made the region's resources more profitable to develop, whilst the pipelines business was active during 2004 on a range of projects including the BTC pipeline in Georgia and the Cheyenne Plains project in the US.
Since the year-end, the acquisition of Paragon, the Houston-based design and engineering company, has significantly improved AMEC's competitive position in the main decision-making centre for the global oil and gas industry.

Paragon allows AMEC to provide a more complete service to customers in the Gulf of Mexico region. It has acknowledged sub-sea pipeline design capability and is working on projects including the complex Mardi Gras project for BP. Paragon positions AMEC to become a top tier designer and project manager in Houston, in addition to strengthening its engineering and asset support relationships with customers such as Chevron/Texaco, Marathon and Pemex.

The oil and gas industry has seen a change in the model for procurement of large oil and gas facilities, with clients relocating fabrication activity to lower-cost regions of the world such as Korea. This change has led AMEC to accelerate its change of focus from construction to higher-value services. During 2004 AMEC completed the vast majority of its upstream lump sum contracts, with the remainder expected to be completed during the first half of 2005.

These contracts are being replaced with more stable, long-term services and the Oil and Gas order book for 2005 is up year-on-year despite a reduction in these lump-sum contracts.

Project Solutions
This segment, which is generally involved with large infrastructure projects, generated turnover of £1.4bn, representing 28% of group total turnover in 2004. A selective approach is taken to project delivery for public and private sector clients, with projects often involving design, maintenance or operations support and sometimes equity participation. Project Solutions includes AMEC's activities in PPP, Developments and Wind Energy, which reported an operating profit of £20m, a 10% improvement on 2003.

Construction Services
This business has strong relationships with clients both in the public and private sectors and is active on major projects in defence, transport, healthcare and infrastructure markets. Strength in UK government spending and continuing investment in rail infrastructure in Continental Europe and the UK are expected to provide opportunities for growth.

PPP
In 2004, good progress was made in delivering the Docklands Light Railway extension, and the UCLH hospital is heading to completion on time and on budget.

Since the year-end AMEC's PPP portfolio has been strengthened through the award of preferred bidder status for Colchester Hospital, the Docklands Light Railway extension to Woolwich Arsenal and South Lanarkshire Schools. In total these projects have a value to AMEC in excess of £600m. AMEC is also at preferred bidder stage on Incheon Bridge in South Korea, where financial close is expected shortly.

Over the coming years, AMEC expects to achieve increasing earnings from this portfolio, either from the sale of its investments or from increasing the contribution from operational concessions.

Developments
AMEC has built a leading reputation in urban regeneration, working in partnership with landowners such as local authorities and private sector organisations. Over a dozen schemes were under development during 2004, including projects in Reading and Durham. During the year AMEC was awarded a major scheme to regenerate Lewisham town centre. Planning approval is expected for about three million square feet of developments in 2005, a threefold

increase on the previous year.

Wind Energy
AMEC is developing an onshore portfolio of around 1,500 MW, including third parties' shares of developments being managed by AMEC. Its offshore developments, which have relatively less attractive investment characteristics, have all been pre-sold, although AMEC continues to be involved in project management for the owner, with work that carries performance incentives as well as management fees.

During 2004, AMEC submitted planning applications for major schemes at Kyle and the Isle of Lewis in Scotland, the latter being potentially the world's largest onshore windfarm. The planning process is extremely slow and at the end of 2004 a very large percentage of the portfolio remained in planning. Over the next few years an increasing number of schemes are expected to emerge from planning, enabling AMEC to commence construction and to release value from its onshore portfolio.

Orders
Order intake in the ETS business continues to exceed sales, whilst the year-end order book in AMEC's Oil and Gas and Projects Solutions businesses remained solid at £2.4bn (2003: £2.4bn).

The quality and volume of the order book in Oil and Gas has improved over the last 12 months, with large project delivery contracts being replaced by higher margin, lower risk services activities. The year-end order book in Oil and Gas stood at £1.3bn (2003: £1.2bn), whilst Project Solutions recorded £1.1bn (2003: £1.2bn).

FINANCIAL REVIEW

Financial highlights
Total turnover for the year ended 31 December 2004 was £4,816.4m (2003: £4,712.7m). Underlying sales growth in 2004 was higher than these figures indicate. Strong sales growth in ETS was offset by reduced turnover in both Oil and Gas and Project Solutions, as explained below.

Pre-tax profit for the year, before goodwill amortisation and exceptional items, increased by 5.0% to £118.1m, with an improvement in the overall margin. The overall performance was slightly ahead of the consensus of market expectations*.

As previously reported, aggregate exceptional costs of £22.2m (including associated taxation but excluding goodwill previously written off) principally related to the exit from US Construction Management, the disposal or closure of several other non-core activities and the disposal of properties.

The effective tax rate of 32.8% was broadly similar to prior periods and continues to reflect underlying corporation tax rates in Continental Europe.

The increase in earnings per share to 25.9p (2003: 25.3p) was constrained by the increased tax charge and also by the increase in the number of potentially dilutive shares arising from share option awards. The board is recommending a final dividend of 7.2p per share (2003: 6.9p) which, together with the interim dividend of 3.8p per share (2003: 3.6p), results in a total dividend of 11.0p per share (2003: 10.5p), an increase of 4.8%. Dividend cover was maintained at 2.4 times.

* Source: Hemscott Group, 7 March 2005

Segmental review
Total operating profit in 2004 was £149.6m (2003: £141.7m). Commentary for each of AMEC's principal segments of activity is set out below.

Engineering and Technical Services

	2004 £ million	2003 £ million
Total turnover	2,293.8	1,952.7
Total operating profit	75.3	69.8
Margin	3.3%	3.6%
Net (liabilities)/assets	(8.1)	27.2

Total turnover increased by over 17%, mainly reflecting growth in the Multitechnical and Environmental Services businesses and the consolidation of SPIE for a full 12 months. Total operating profit increased by 7.9% to £75.3m.

The Multitechnical Services business reported another robust performance and there was a good contribution from some of the UK term contracts and framework

agreements.

The Environmental Services business reported a record year of performance, with project management activities in Iraq making a useful contribution.

Despite encouraging signs earlier in the year, the performance of AMEC's North American Design and Engineering operations was mixed. The level of contribution from major industrial projects resulted in a decline in the overall margin in this segment and in response the cost base has been addressed.

ETS margin improvement is expected in 2005 as a result of additions to the European branch network over the last 12 to 18 months and by reducing the North American cost base.

Oil and Gas

	2004 £ million	2003 £ million
Total turnover	1,212.1	1,350.0
Total operating profit	57.2	58.2
Margin	4.7%	4.3%
Net assets	129.2	76.5

The result for 2004 represented a solid overall performance. Total turnover decreased by over £100m reflecting changes in the way oil and gas majors are procuring their fabrication activities, which is increasingly from Far East companies.

AMEC is focusing on higher-value front-end design, procurement and project management services. This requires less external subcontract work, thereby reducing AMEC's reported turnover but this does have a favourable impact on margin.

A cautious approach to profit recognition continues to be taken on some Oil and Gas projects. This is offset to some extent by the improved performance of the gas distribution business, following actions taken in 2003 to bring costs in line with lower levels of activity. The net assets continue to remain at a

higher level than normal. A substantial sum was received prior to the year-end on one project and further receipts are expected in the first half of 2005.

Project Solutions

	2004 £ million	2003 £ million
Total turnover	1,368.4	1,487.1
Total operating profit	41.4	40.2
Margin	3.0%	2.7%
Net assets	65.9	10.3

Total turnover was reduced by the strategic decision to exit US Construction Management. In addition, there has been less highways activity in the UK during 2004.

The result reflects a solid performance from AMEC's Project Equity Investment activities. The wind business continues to make good progress on its projects. Whilst the costs incurred in the development phase have an impact on the results of this segment, AMEC remains confident of the future returns this initial investment will ultimately deliver.

The overall margin is in line with expectations for this business with total operating profit slightly ahead of last year.

PPP future equity commitments, including those projects where AMEC is preferred bidder, are about £60m and the investment of these funds is spread over a five-year period.

Having considered the future discounted cash flows arising from AMEC's PPP concessions, the directors are of the view that the net present value of its PPP portfolio, excluding those contracts where AMEC is preferred bidder, is £77m. The valuation of the portfolio uses an average discount rate (post-tax in the concession company) of about 10.5%, which is in line with the market rates used to value PPP investments in the secondary market. This compares with a carrying value at the year end of £42m.

GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS
The increase in goodwill amortisation reflects a full year charge relating to acquisitions made in 2003.

As previously reported, the exceptional charge on a post tax basis increased from the half year. This has arisen as a result of attributable tax on certain property disposals in France.

AMEC announced in May 2004 the disposal of the Washington and Florida US Construction Management businesses and the closure of this operation's other activities. This represents the most significant component of the exceptional charge in the year. Costs have also been incurred in exiting other construction activities where the risk/reward profile has been considered unattractive. There have also been several disposals of non-core businesses in the second half of the year and a net profit has arisen from the rationalisation of the property portfolio.

Aggregate goodwill of £13.0m on businesses that have been disposed of, which had previously been written off to reserves, has been reported in the profit and loss account as an exceptional charge. This has no effect on the net assets of the group.

TAXATION

The effective tax rate on the profit before goodwill amortisation and exceptional items is 32.8%, in line with expectations at the half-year. The trend in the rate is upwards as activities, in particular Oil and Gas, are undertaken outside of AMEC's home territories where tax paid is typically at a higher rate.

Net debt and cash flow

Average weekly net debt in 2004 was £450m (2003: £360m). As previously reported, this reflects the temporary increase in capital employed on several Oil and Gas contracts, the planned reduction in AMEC's traditional construction activities, which in the past have provided a good cash profile and the expected funding of activities in Iraq, which amounted to £24m as at 31 December 2004.

Closing net debt was £283m (2003: £218m) reflecting the factors noted above, whilst the key financial ratios remain good.

In July 2004, AMEC completed the refinancing of some medium-term facilities that were due to expire in the first half of 2005. The new facility is for a five-year term, retains AMEC's principal covenants and is attractively priced.

On 20 January 2005 the company successfully completed a placing of new ordinary shares, which resulted in net proceeds of £88m. These in part were used to acquire Paragon, a Houston-based oil and gas services company, for £20m in cash.

AMEC has recently established a non-recourse debtor securitisation programme in Continental Europe which is expected to be substantially complete by the end of April 2005 and to generate about £80m of cash.

In 2005, the placing, together with additional proceeds from the securitisation and the expected reduction in capital employed in Oil and Gas contracts, will be partially offset by currently identified acquisitions and investments and a reduction in advance payments. In aggregate, however, these are expected to lead to a reduction in average weekly net debt in 2005 to around £350m.

Net interest payable

The group interest charge benefited from a profit arising on the disposal of another tranche of PPP subordinated debt investment. The profit is reported on the same basis as an earlier disposal concluded in late 2001.

The group interest charge for the year also reflected the higher level of average net debt and increased interest charges arising from the group's strategy to lock into longer-term fixed interest rates, a programme that started, largely, in mid 2003.

The increase in the joint venture interest cost will continue in view of the level of urban regeneration and PPP activities, as more concessions reach the operational phase.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ('IFRS')

AMEC is well advanced in implementing IFRS and expects to publish its restated accounts in June 2005.

AMEC's transition balance sheet (31 December 2003) will benefit from the implementation of IFRS. Net assets will increase as a result of applying IAS 10, as dividends will no longer be accrued in the balance sheet. This will result in an increase of £20m as at this date. The application of IAS 19 will also result in an increase in the net assets arising from the pension surplus in AMEC's principal scheme. The net post tax pension adjustment is about £20m.

No further adjustments are expected in respect of deferred tax and no change is expected to the way in which AMEC values its contract work-in-progress and fixed assets (other than ceasing to revalue its property portfolio on an ongoing basis).

Goodwill will be subject to an annual impairment test rather than annual amortisation and whilst intangible assets will have to be amortised, AMEC expects the overall ongoing charge in the income statement to be lower.

AMEC does not believe that there will be a material impact on the income statement as a result of applying IFRS but there will be increased volatility. Under IFRS 2, AMEC will be required to charge the income statement with the value of options granted. The full impact of applying this standard is expected to result in an annual charge of about £3m.

AMEC has decided to adopt IAS 39 with effect from 1 January 2005 and expects that this will be the main contributor to any volatility in the income statement. The IASB has recently put forward its proposals for accounting for service concessions and AMEC is assessing the potential impact of these proposals and in addition how IAS 39 might be applied to those concessions that have interest or inflation rate derivatives.

BOARD CHANGES
On 10 February 2005, Peter J Byrom and Timothy W Faithfull were appointed as non-executive Directors of AMEC plc. Peter Byrom, 60, is Chairman of Domino Printing Sciences plc and Molins PLC. He is also a non-executive director of Rolls-Royce plc and Wilson Bowden plc. Tim Faithfull, 60, is a non-executive director of Canadian Pacific Railway and TransAlta Corporation and is also a director of Shell Pension Trust Limited.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	2004 Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million
Turnover: Group and share of joint ventures	2	4,816.4	-	4,816.4
Share of turnover in joint ventures		(158.9)	-	(158.9)
Group turnover		4,657.5	-	4,657.5
Cost of sales		(4,051.6)	-	(4,051.6)
Gross profit		605.9	-	605.9
Administrative expenses		(479.4)	(21.6)	(501.0)
Group operating profit/(loss)		126.5	(21.6)	104.9
Share of operating profit/(loss) in joint ventures and associates		23.1	-	23.1
Total operating profit/(loss)	2	149.6	(21.6)	128.0
(Loss)/profit on disposal or closure of operations:				
(Loss)/profit before goodwill		-	(21.5)	(21.5)
Goodwill previously written-off to reserves		-	(13.0)	(13.0)

	Notes			
		-	(34.5)	(34.5)
Profit/(loss) on disposal of fixed assets		-	3.7	3.7
Profit/(loss) on ordinary activities before interest		149.6	(52.4)	97.2
Net interest payable:				
Group		(18.8)	-	(18.8)
Joint ventures and associates		(12.7)	-	(12.7)
		(31.5)	-	(31.5)
Profit/(loss) on ordinary activities before taxation		118.1	(52.4)	65.7
Taxation on profit/(loss) on ordinary activities	3	(38.7)	(4.4)	(43.1)
Profit/(loss) on ordinary activities after taxation		79.4	(56.8)	22.6
Equity minority interests				(0.8)
Profit for the year				21.8
Dividends	4			(34.8)
Retained (loss)/profit for the year				(13.0)
Earnings per ordinary share:	5			
Basic		26.7p		7.4p
Diluted		25.9p		7.2p
Dividends per ordinary share	4			11.0p

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		2003		
	Notes	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million
Turnover: Group and share of joint ventures	2	4,712.7	-	4,712.7
Share of turnover in joint ventures		(289.9)	-	(289.9)
Group turnover		4,422.8	-	4,422.8

	Note			
Cost of sales		(3,853.2)	-	(3,853.2)
Gross profit		569.6	-	569.6
Administrative expenses		(441.1)	(16.3)	(457.4)
Group operating profit/(loss)		128.5	(16.3)	112.2
Share of operating profit/(loss) in joint ventures and associates		13.2	(0.7)	12.5
Total operating profit/(loss)	2	141.7	(17.0)	124.7
(Loss)/profit on disposal or closure of operations:				
(Loss)/profit before goodwill		-	0.6	0.6
Goodwill previously written-off to reserves		-	-	-
		-	0.6	0.6
Profit/(loss) on disposal of fixed assets		-	(0.4)	(0.4)
Profit/(loss) on ordinary activities before interest		141.7	(16.8)	124.9
Net interest payable:				
Group		(18.4)	-	(18.4)
Joint ventures and associates		(10.8)	-	(10.8)
		(29.2)	-	(29.2)
Profit/(loss) on ordinary activities before taxation		112.5	(16.8)	95.7
Taxation on profit/(loss) on ordinary activities	3	(36.0)	1.1	(34.9)
Profit/(loss) on ordinary activities after taxation		76.5	(15.7)	60.8
Equity minority interests				(0.8)
Profit for the year				60.0
Dividends	4			(30.7)
Retained (loss)/profit for the year				29.3
Earnings per ordinary share:	5			
Basic		25.8p		20.4p
Diluted		25.3p		20.0p

	Note		
Dividends per ordinary share	4		10.5p

CONSOLIDATED BALANCE SHEET

	2004 £ million	2003 (as restated) £ million
Fixed assets		
Intangible assets	341.2	342.1
Tangible assets	187.1	207.0
	528.3	549.1
Investments:		
Joint ventures:		
Share of gross assets	709.7	639.7
Share of gross liabilities	(634.1)	(585.6)
	75.6	54.1
Associates	-	12.7
Other	37.5	30.3
	113.1	97.1
	641.4	646.2
Current assets		
Stocks	91.4	102.0
Debtors: amounts falling due within one year	1,723.5	1,541.6
Debtors: amounts falling due after one year	184.3	177.6
Cash at bank and in hand	299.5	364.8
	2,298.7	2,186.0
Creditors: amounts falling due within one year	(1,968.1)	(1,919.1)
Net current assets	330.6	266.9
Total assets less current liabilities	972.0	913.1

Creditors: amounts falling due after one year	(644.1)	(587.3)
Provisions for liabilities and charges	(59.8)	(57.3)
Net assets	268.1	268.5
Capital and reserves		
Called up share capital	151.0	149.6
Share premium account	88.8	82.8
Revaluation reserve	20.1	11.1
Capital redemption reserve	17.2	17.2
Profit and loss account	(12.3)	0.4
Shareholders' funds	264.8	261.1
Equity minority interests	3.3	7.4
Capital employed	268.1	268.5

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

	Notes	2004	2003
		£ million	£ million
Net cash flow from operating activities	8	19.4	97.9
Dividends from joint ventures and associates		0.2	4.3
Returns on investment and servicing of finance		(17.5)	(12.9)
Taxation		(26.6)	(30.6)
Capital expenditure		1.4	(18.8)
Acquisitions and disposals		(11.4)	(181.1)
Dividends paid to equity shareholders		(30.8)	(28.9)
Net cash flow before management of liquid resources and financing		(65.3)	(170.1)
Management of liquid resources		32.8	(20.2)
Financing		(0.8)	285.8
(Decrease)/increase in cash		(33.3)	95.5

Reconciliation of net cash flow to movement in net funds

(Decrease)/increase in cash	(33.3)	95.5
Cash flow from movement in debt	1.7	(291.3)
Cash flow from movement in liquid resources	(32.8)	20.2
Change in funds resulting from cash flows	(64.4)	(175.6)
Exchange and other movements	(1.2)	(5.2)
Movement in net funds in the year	(65.6)	(180.8)
Net funds as at 1 January	(218.1)	(37.3)
Net funds as at 31 December	(283.7)	(218.1)

Analysis of net funds

Cash at bank and in hand	214.5	243.8
Overdrafts	(29.5)	(22.9)
Debt due within one year	(16.5)	(86.9)
Debt due after one year	(537.2)	(473.1)
Liquid resources	85.0	121.0
	(283.7)	(218.1)

NOTES

1. PREPARATION OF PRELIMINARY RESULTS

The preliminary results have been prepared on the basis of the accounting policies set out in AMEC's annual report and accounts for the year ended 31 December 2003 except as noted below:

In order to conform with the requirements of UITF Abstract 38 'Accounting for ESOP trusts' and the amendment to UITF Abstract 17 'Employee share schemes', investments in AMEC plc ordinary shares of 50 pence each held by the trustees of the Long-Term Incentive Plan and Performance Share Plan 2002 are recorded as a deduction in arriving at shareholders' funds. Previously these shares were shown within investments. This change has no impact on the profit and loss account or the statement of total recognised gains or losses for either the prior year or the year under review.

AMEC acquired the outstanding 54 per cent interest in SPIE on 5 March 2003 after which it was fully consolidated in the accounts. Additional reviews of the SPIE balance sheet have resulted in the reallocation of amounts held within certain balance sheet captions as at 31 December 2003. These changes provide additional consistency in the presentation of debtors and creditors and have no impact on the net assets of the group.

A new segmental format showing the nature of the group's total turnover, total operating profit and net assets has been adopted. The segments reflect the changes to the composition of the group in 2004 arising from the exit of low margin, high risk construction activities. In addition, the company was reclassified as a Support Services company in November 2004 and the new segmental format is expected to enhance the clarity of the group's reporting and should lead to a greater understanding of its activities.

The preliminary results were approved by the board of directors on 10 March 2005

and are audited.

The financial information for the years ended 31 December 2004 and 2003 set out above does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies. The accounts for the year ended 31 December 2004 will be delivered to the Registrar of Companies following the annual general meeting. The company's auditors, KPMG Audit Plc, have reported on the 2004 and 2003 accounts under section 235(1) of the Act. These reports were not qualified within the meaning of section 235(2) of the Act and did not contain statements made under section 237(2) and section 237(3) of the Act.

The annual report and accounts for the year ended 31 December 2004 will be posted to shareholders on 18 April 2005.

The Annual General Meeting will take place on 18 May 2005.

The final dividend will be payable on 1 July 2005 to shareholders on the register at the close of business on 13 May 2005.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com Copies of annual reports and accounts are also available from: WILink, Hook Rise South, Surbiton, Surrey, KT6 7LD.

2. ANALYSIS OF TOTAL TURNOVER, TOTAL OPERATING PROFIT/(LOSS) (BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS) AND NET ASSETS

	Total turnover		Total operating profit/ (loss)	
	2004 £ million	2003 £ million	2004 £ million	2003 £ million
Class of business:				
Engineering and Technical Services	2,293.8	1,952.7	75.3	69.8
Oil and Gas	1,212.1	1,350.0	57.2	58.2
Project Solutions	1,368.4	1,487.1	41.4	40.2
	4,874.3	4,789.8	173.9	168.2
Internal turnover	(57.9)	(77.1)	-	-
Corporate costs	-	-	(24.3)	(26.5)
	4,816.4	4,712.7	149.6	141.7
Geographical origin:				
United Kingdom	1,974.8	2,109.6	89.2	94.8
Rest of Europe	1,651.3	1,379.6	46.4	43.1
Americas	690.2	749.3	15.3	9.1
Rest of the world	500.1	474.2	23.0	21.2
	4,816.4	4,712.7	173.9	168.2
Corporate costs	-	-	(24.3)	(26.5)
	4,816.4	4,712.7	149.6	141.7

	Net assets	
	2004 £ million	2003 £ million
Class of business:		
Engineering and Technical Services	(8.1)	27.2
Oil and Gas	129.2	76.5

Project Solutions	65.9	10.3
	187.0	114.0
Goodwill capitalised	341.2	342.1
Net debt	(283.7)	(218.1)
Unallocated net assets	23.6	30.5
	268.1	268.5

Geographical origin:

United Kingdom	67.2	46.3
Rest of Europe	(10.9)	(26.3)
Americas	109.9	100.6
Rest of the world	20.8	(6.6)
	187.0	114.0
Goodwill capitalised	341.2	342.1
Net debt	(283.7)	(218.1)
Unallocated net assets	23.6	30.5
	268.1	268.5

3. TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

	2004 £ million	2003 £ million
UK corporation taxation at 30% (2003: 30%)	20.8	16.6
Double taxation relief	(2.7)	(0.9)
Overseas taxation	17.7	21.1
Joint ventures' and associates' taxation	(1.8)	(1.4)
	34.0	35.4
UK deferred taxation at 30% (2003: 30%)	1.7	(2.6)
Overseas deferred taxation	3.2	-
Joint ventures' and associates' deferred taxation	4.2	2.1
	43.1	34.9

Included within the current tax charge is £4.4 million (2003: credit of £1.1 million) in respect of exceptional items.

4. DIVIDENDS

	2004 pence	2003 pence	2004 £ million	2003 £ million
Ordinary shares:				
Interim dividend paid 3 January 2005	3.8	3.6	11.3	10.6
Final recommended dividend	7.2	6.9	23.5	20.1
	11.0	10.5	34.8	30.7

It is proposed that the final recommended dividend will be paid on 1 July 2005 to members on the register at the close of business on 13 May 2005.

5. EARNINGS PER ORDINARY SHARE

In order to appreciate the effects of goodwill amortisation and exceptional items (net of attributable tax) on the reported underlying performance, additional calculations of earnings per ordinary share have been presented.

Basic earnings per ordinary share, before goodwill amortisation and exceptional items, have been calculated on earnings of £78.6 million divided by the average number of ordinary shares in issue during the year of 295.0 million.

Basic earnings per ordinary share, after goodwill amortisation and exceptional items, have been calculated on earnings of £21.8 million divided by the average number of ordinary shares in issue during the year of 295.0 million.

Diluted earnings per ordinary share, before goodwill amortisation and exceptional items, have been calculated on earnings of £78.6 million and after including the effect of all dilutive potential ordinary shares, which increases the average number of ordinary shares in issue during the year to 303.2 million.

Diluted earnings per ordinary share, after goodwill amortisation and exceptional items, have been calculated on earnings of £21.8 million and after including the effect of all dilutive potential ordinary shares, which increases the average number of ordinary shares in issue during the year to 303.2 million.

6. STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2004 £ million	2003 £ million
Profit for the year	21.8	60.0
Exchange and other movements	(11.8)	(2.3)
Adjustment arising from the full consolidation of SPIE	-	(12.1)
Surplus on property revaluation	9.6	-
Total gains and losses relating to the year	19.6	45.6

7. RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	2004 £ million	2003 £ million
Profit for the year	21.8	60.0
Dividends	(34.8)	(30.7)
Retained (loss)/profit for the year	(13.0)	29.3
Exchange and other movements	(11.8)	(2.3)
Shares issued	7.4	0.4
Adjustment arising from the full consolidation of SPIE	-	(12.1)
Surplus on property revaluation	9.6	-
Goodwill written back on disposal or closure of operations	13.0	-
Movements relating to the Long-Term Incentive Plan and Performance Share Plan 2002	(1.5)	(1.8)
Net increase in shareholders' funds	3.7	13.5
Shareholders' funds as at 1 January	261.1	247.6
Shareholders' funds as at 31 December	264.8	261.1

Shareholders' funds as at 31 December 2002 were £251.8 million and have been amended to incorporate a prior year adjustment of £4.2 million which arose on the adoption of UITF Abstract 38 'Accounting for ESOP trusts' and the amendment of UITF Abstract 17 'Employee share schemes'.

8. RECONCILIATION OF GROUP OPERATING PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES

	2004 £ million	2003 £ million
Group operating profit	104.9	112.2
Goodwill amortisation	21.6	16.3
Depreciation	39.8	47.8
Decrease/(increase) in stocks	10.0	(0.3)
(Increase)/decrease in debtors	(206.2)	307.7
Increase/(decrease) in creditors and provisions	52.0	(382.2)
Exchange and other movements	(2.7)	(3.6)
Net cash flow from operating activities	19.4	97.9

END
FR UKOARVSRORUR

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84

RNS Number:7205J
AMEC PLC
14 March 2005

AMEC plc

14 March 2005

We have today received a notification (dated 11 March 2005) from Fidelity Investments on behalf of Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 24,341,526 shares, representing 7.33% of the issued share capital of the Company.

Fidelity had previously notified an interest of 21,430,039 ordinary shares on 8 March 2005, which at that time represented 6.45% of the issued share capital of AMEC plc.

C L Fidler

Assistant Company Secretary

END

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85

RNS Number:9455J
AMEC PLC
18 March 2005

AMEC plc

18 March 2005

We have today received a notification (dated 17 March 2005) from Fidelity Investments on behalf of Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 27,385,677 shares, representing 8.25% of the issued share capital of the Company.

Fidelity had previously notified an interest of 24,341,526 ordinary shares on 11 March 2005, which at that time represented 7.33% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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(86)

RNS Number:1281K
AMEC PLC
23 March 2005

AMEC plc

23 March 2005

We have today received a notification (dated 22 March 2005) from Fidelity Investments on behalf of FMR Corp., Fidelity International Limited, their subsidiaries and Fidelity's principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 30,540,677 shares, representing 9.20% of the issued share capital of the Company.

Fidelity had previously notified an interest of 27,385,677 ordinary shares on 18 March 2005, which at that time represented 8.25% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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(87)

RNS Number:1457K
AMEC PLC
23 March 2005

23 March 2005

AMEC plc

AMEC plc, the international project management and services company, has disposed of its mechanical and electrical engineering business based in Australia to a wholly owned subsidiary of Leighton Contractors Pty Ltd. This represents a further exit from traditional construction activities for AMEC. The value of the net assets disposed of was negligible.

AMECs growing South East Asian Oil and Gas business, which has its regional headquarters in Perth, Western Australia, is unaffected by this sale. This Oil & Gas business employs over 1,000 people working across the region for customers such as ConocoPhillips, BP, Shell, KNOC and Woodside.

P J Holland FCA
Company Secretary

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual turnover of around £5 billion. AMECs shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

END
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RNS Number:3944K
AMEC PLC
31 March 2005

AMEC plc

31 March 2005

We have today received a notification (dated 30 March 2005) from Fidelity Investments on behalf of FMR Corp., Fidelity International Limited, their subsidiaries and Fidelity's principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 34,212,407 shares, representing 10.30% of the issued share capital of the Company.

Fidelity had previously notified an interest of 30,540,677 ordinary shares on 22 March 2005, which at that time represented 9.20% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

END
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RNS Number:6421K
AMEC PLC
05 April 2005

AMEC plc

5 April 2005

Pursuant to our obligations under the Listing Rules, we hereby advise you that on 5 April 2005 we received a notification from Goldman Sachs International (dated 4 April 2005) that as at close of business on 31 March 2005, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 10,290,046 shares which represents 3.10% of the issued share capital of AMEC plc.

The notification states that the interest in these shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.

C Fellowes
Assistant Company Secretary

END
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RNS Number:7041K
AMEC PLC
06 April 2005

AMEC plc

6 April 2005

Pursuant to our obligations under the Listing Rules, we hereby advise you that, on 6 April 2005, we received a notification from Goldman Sachs International that as at close of business on 1 April 2005, The Goldman Sachs Group, Inc no longer held a notifiable interest in the share capital of AMEC plc.

C Fellowes
Assistant Company Secretary

END
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RNS Number:7454K
AMEC PLC
07 April 2005

6 April 2005

AMEC plc

Acquisition

AMEC plc, the international project management and services company, announces the acquisition of French nuclear engineering company Game Nucleaire SAS and its subsidiaries for Euro20m (£14.3m).

Game Nucleaire SAS employs 620 people and had a turnover of Euro45m (£32m) in 2004.

The acquisition was completed through Peroue Spie Capital SA, a joint venture company owned 51% by Peroue Conseils ('Peroue') and 49% by AMEC. AMEC will invest Euro5m (£3.6m) in Peroue Spie Capital and has an option to purchase Peroue's 51% interest exercisable between 1 January 2006 and 31 December 2007.

'We are seeing increased levels of activity in the nuclear sector in all of our home markets,' said Sir Peter Mason, Chief Executive of AMEC. 'This strategic acquisition significantly strengthens AMEC SPIE's existing nuclear business and enhances our ability to target nuclear power plant maintenance and fuel recycling work across France.'

P J Holland
Company Secretary

Contacts:

AMEC plc +44 (0)20 7634 0000
Neil Jamieson, Director of Investor Relations
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 44,000 people in more than 40 countries, generating annual turnover of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

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RNS Number:7789K
AMEC PLC
07 April 2005

AMEC plc

07 April 2005

We have today received a notification (dated 6 April 2005) from Fidelity Investments on behalf of Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 37,432,875 shares, representing 11.27% of the issued share capital of the Company.

Fidelity had previously notified an interest of 34,212,407 ordinary shares on 31 March 2005, which at that time represented 10.30% of the issued share capital of AMEC plc.

C Fellowes
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange
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RNS Number:8976K
AMEC PLC
11 April 2005

11 April 2005

AMEC PLC BOARD

AMEC plc, the international project management and services company, today announces that Carlos Riva, an executive director, is stepping down from the Board and his executive role by mutual agreement with the company and with immediate effect to pursue his interests in energy sector development.

Operational responsibility for AMEC UK stays with its deputy CEO, Mike Straughen, who will continue the day-to-day management of this business, while Lasse Petterson remains in his role leading AMEC's operations in the Americas. Both positions will now report directly to Sir Peter Mason, group chief executive.

Sir Peter said:

'This decision was reached amicably. We would like to thank Carlos for his contribution and wish him well in his future career.'

P J Holland FCA

Company Secretary

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:

Stuart Siddall, Finance Director

Media:

Juliet Sychrava, Director of Corporate Communications

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 45,000 people in more than 40 countries, generating annual turnover of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

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RNS Number:9523K
AMEC PLC
12 April 2005

AMEC plc

12 April 2005

AMEC plc - DIRECTORS' DEALINGS PURSUANT TO THE COMPANY'S PERFORMANCE SHARE PLAN 2002 ('the Plan')

Pursuant to our obligations under the Listing Rules, we hereby advise you that in accordance with the terms of the Plan, the directors of AMEC plc detailed below have been awarded the following Restricted Shares (being Ordinary Shares of AMEC plc and as defined in the Rules of the Plan) on 8th April 2005 at 326.6p per share.

Director	Restricted Shares
Sir Peter Mason	186,769
Mr S J Siddall	97,679
Mr J A Monville	86,412

Further, on 8th April 2005, Sir Peter Mason and Mr Siddall purchased 15,158 and 1,837 ordinary shares in AMEC plc respectively at 326.6p per share. These dealings were related to the above PSP transactions.

Additionally, as a consequence of the non-fulfillment of the performance conditions, in accordance with the rules of the AMEC Long Term Investment Plan ('LTIP'), the AMEC Ordinary Shares detailed below, awarded to Directors in 2002 as Restricted Shares, failed to vest and have therefore lapsed with immediate effect:

Director	Shares Lapsed
Sir Peter Mason	79,500
Mr J D Early	38,030
Mr S J Siddall	43,890

As a result of the foregoing, the interests of the relevant directors are now as follows: -

Sir Peter Mason - 2,364,316 Shares (comprising 105,827 Ordinary Shares, 1,654,575 Executive Options, 4,231 SAYE Options and 599,683 PSP Restricted Shares).

Mr J D Early - 579,597 Shares (comprising 53,347 Ordinary Shares, 329,031 Executive Options, 3,893 SAYE Options and 193,326 PSP Restricted Shares).

Mr S J Siddall - 684,046 Shares (comprising 26,144 Ordinary Shares, 343,750 Executive Options, 4,231 SAYE Options and 309,921 PSP Restricted Shares).

Mr J A Monville - 584,324 Shares (comprising 19,809 Ordinary Shares, 244,327 Executive Options and 320,188 PSP Restricted Shares).

C L Fidler
Assistant Company Secretary

12 April 2005

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RNS Number:0451L
AMEC PLC
14 April 2005

AMEC plc

14 April 2005

Pursuant to our obligations under the Listing Rules we hereby advise you that on 13 April 2005, Sir Peter Mason, Chief Executive of AMEC plc, exercised Executive Options in respect of 600,000 shares at an option price of 99p. Sir Peter sold all the shares at 326p per share.

On 14 April 2005, Mr J D Early, Director of AMEC plc, exercised Executive Options in respect of 50,000 shares at an option price of 144p per share. Mr Early sold all the shares at 324.5p per share.

C L Fidler
Assistant Company Secretary

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(96)

RNS Number:3614L
AMEC PLC
21 April 2005

AMEC plc

21 April 2005

We have today received a notification (dated 20 April 2005) from Fidelity Investments on behalf of FMR Corp. and Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 40,163,728 shares, representing 12.07% of the issued share capital of the Company.

Fidelity had previously notified an interest of 37,432,875 ordinary shares on 6 April 2005, which at that time represented 11.27% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

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97

RNS Number:4909L
AMEC PLC
25 April 2005

AMEC plc

25 April 2005

Pursuant to our obligations under the Listing Rules, we hereby advise you that we have today received a notification from Citibank N.A. London Branch, on behalf of Standard Life Investments, that they have acquired 500,000 shares on behalf of Standard Life Group, which takes their material interest to 10,194,750 shares in AMEC plc, representing 3.06% of the issued share capital of the Company.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS Number:9916L
AMEC PLC
06 May 2005

AMEC plc

6 May 2005

We have today received a notification (dated 5 May 2005) from Fidelity Investments on behalf of FMR Corp. and Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 44,700,255 shares, representing 13.43% of the issued share capital of the Company.

Fidelity had previously notified an interest of 40,163,728 ordinary shares on 20 April 2005, which at that time represented 12.07% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

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RNS Number:0564M
AMEC PLC
09 May 2005

AMEC plc

9 May 2005

We have today received a notification (dated 6 May 2005) from Fidelity Investments on behalf of FMR Corp. and Fidelity International Limited, its subsidiaries and its principal shareholder, Mr Edward C. Johnson, that they hold a notifiable interest in the share capital of AMEC plc of 47,369,221 shares, representing 14.23% of the issued share capital of the Company.

Fidelity had previously notified an interest of 44,700,255 ordinary shares on 6 May 2005, which at that time represented 13.43% of the issued share capital of AMEC plc.

C L Fidler
Assistant Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS Number:4406M
AMEC PLC
18 May 2005

AMEC plc

18th May 2005

AGM TRADING STATEMENT - 2005 trading on track; long-term prospects good

Highlights of the AGM statement

- 2005 trading in line with expectations
- All three business segments expected to make progress in 2005
- Order book increased to £2.9 billion (31 December £2.4 billion)
- The board remains confident that AMEC will make further progress in 2005

AMEC, the international project management and services company, is holding its annual general meeting at 10.30 am today in London, UK. At the meeting, chief executive Sir Peter Mason will confirm that the board expects to see further progress in 2005 in line with its expectations at the time of AMEC's preliminary results announcement in March.

AMEC will make a further trading statement on 30 June before entering the closed period ahead of the company's interim results for the six months ending 30 June 2005, which will be announced on Thursday 1 September 2005.

Business Review

Engineering and Technical Services
The Multitechnical Services business in Continental Europe has had a good start to the year and remains on track to improve sales and overall margin in 2005. The business continues in its strategy of geographical expansion, with £17 million invested on two acquisitions in France in the year to-date.

The Environmental Services business continues to report record levels of activity, driven by strength in federal spending in the US and Iraq.

Improved performance is expected in 2005 in AMEC's North American industrial businesses as previously indicated.

Oil and Gas
Activity levels remain high across all areas of the business and several important contracts have been secured since the year-end. These include Talisman's Tweedsmuir contract to modify the Piper B platform in the UK North Sea, an offshore services contract awarded by Woodside Energy, Australia and a contract to design and deliver a new gas storage facility at Aldbrough, UK, awarded by Scottish and Southern Energy.

The Paragon business, acquired January 2005, has been successfully integrated into AMEC's Houston operation and is performing in line with expectations.

Project Solutions
The Project Solutions business had a good start to the year with the award of preferred bidder status on three major PPP projects - Docklands Light Railway Woolwich Arsenal extension, Colchester Hospital and South Lanarkshire Schools. Financial close on the £700 million Incheon Bridge project in South Korea is expected in the next month or so.

Orders
Order intake in the Engineering and Technical Services business continues to grow, whilst the order book in Oil and Gas and Project Solutions has increased since the year-end to £2.9 billion (31 December £2.4 billion).

Net debt

Average weekly net debt has been about £360 million in the year to-date.

Outlook
All three business segments are expected to make progress in 2005 and prospects are good. The board remains confident that AMEC will make further progress in 2005 in line with its expectations at the time of AMEC's preliminary results in March.

A telephone conference call for analysts and investors will be held at 2.00 pm today.

Enquiries to:

AMEC plc + 44 (0)20 7634 0000

Analysts/Investors:
Stuart Siddall, Finance Director
Neil Jamieson, Director of Investor Relations

Media:
Juliet Sychrava, Director of Corporate Communications
Charles Reynolds, Head of Media Relations

AMEC plc is an international project management and services company that designs, delivers and supports infrastructure assets for customers worldwide across the public and private sectors. AMEC employs 44,000 people in more than 40 countries, generating annual turnover of around £5 billion. AMEC's shares are traded on the London Stock Exchange where the company is listed in the Support Services sector (LSE: AMEC.L).

Internet users will be able to view this announcement, together with other information about AMEC plc, at the company's web site www.amec.com

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RNS Number:5023M
AMEC PLC
19 May 2005

AMEC plc

19 May 2005

AMEC plc - Annual General Meeting - Proxy Voting

All resolutions was passed on a show of hands at the Annual General Meeting held yesterday, 18 May 2005. For Shareholders' information, the proxy voting was as follows:

Resolution One - Accounts

The number of shares voted was 229.5 million
The percentage of shares in favour and at the Chairman's discretion was 98.66
The percentage of shares against was 1.34
The number of shares which abstained was 0.5 million

Resolution Two - Dividend

The number of shares voted was 229.9 million
The percentage of shares in favour and at the Chairman's discretion was 99.99
The percentage of shares against was 0.01
The number of shares which abstained was 0.1 million

Resolution Three - Remuneration Report

The number of shares voted was 224.4 million
The percentage of shares in favour and at the Chairman's discretion was 98.24
The percentage of shares against was 1.76
The number of shares which abstained was 5.6 million

Resolution Four - Remuneration Policy

The number of shares voted was 224.4 million
The percentage of shares in favour and at the Chairman's discretion was 98.24
The percentage of shares against was 1.76
The number of shares which abstained was 5.6 million

Resolution Five - Re-election of Mr P J Bryom

The number of shares voted was 229.9 million
The percentage of shares in favour and at the Chairman's discretion was 99.93
The percentage of shares against was 0.07
The number of shares which abstained was 0.1 million

Resolution Six - Re-election of Mr T W Faithfull

The number of shares voted was 229.9 million
The percentage of shares in favour and at the Chairman's discretion was 99.96
The percentage of shares against was 0.04
The number of shares which abstained was 0.1 million

Resolution Seven - Re-election of Sir Peter Mason

The number of shares voted was 229.1 million
The percentage of shares in favour and at the Chairman's discretion was 99.95
The percentage of shares against was 0.05
The number of shares which abstained was 0.9 million

Resolution Eight - Re-election of Mr J D Early

The number of shares voted was 229.9 million
The percentage of shares in favour and at the Chairman's discretion was 99.96
The percentage of shares against was 0.04
The number of shares which abstained was 0.1 million

Resolution Nine - Re-appointment of KPMG

The number of shares voted was 229.0 million
The percentage of shares in favour and at the Chairman's discretion was 99.75
The percentage of shares against was 0.25
The number of shares which abstained was 1.0 million

Resolution Ten - Purchase of Shares

The number of shares voted was 229.9 million
The percentage of shares in favour and at the Chairman's discretion was 99.95
The percentage of shares against was 0.05
The number of shares which abstained was 0.1 million

Resolution Eleven - Share Option Schemes

The number of shares voted was 227.9 million
The percentage of shares in favour and at the Chairman's discretion was 99.94
The percentage of shares against was 0.06
The number of shares which abstained was 2.2 million

Resolution Twelve - Performance Share Plan

The number of shares voted was 226.2 million
The percentage of shares in favour and at the Chairman's discretion was 98.25
The percentage of shares against was 1.75
The number of shares which abstained was 3.8 million

P J Holland

Company Secretary and Administration Director

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amec

AMEC plc Sustainability Report 2003

■ **Enviros strategic commentary on AMEC Sustainability Report 2003**
Enviros has investigated the reliability of reporting arrangements for the non-financial performance data in AMEC's 2003 Sustainability Report. Enviros' work has been conducted through interviews and discussions with AMEC's corporate sustainability team and through shadowing the internal assessment process in the UK and North America. Enviros were not involved in any part of the preparation of the report material. AMEC has responsibility for co-ordinating the production of the report.

□ **Opinion**
Progress has been made at the corporate level in further defining AMEC's sustainability strategy. Procedures and guidance for the sustainability report data collection and collation are now well developed. These advances now need to be matched by improvements in ownership and reporting of data at the regional and local level within the business units.

Data reliability and robustness was generally traceable and verifiable for those areas where data collection and collation are more mature e.g. health and safety data and human resources data. Data reported for environmental metrics, community involvement, employment rights and ethics and human rights require focus in 2004 in order to ensure the same degree of assurance in accuracy and completeness.

□ **Recommendations for future developments of AMEC's sustainability and reporting programme**
AMEC is committed to setting objectives and targets for improving performance against their sustainability principles. In order to deliver this process we believe that implementation of Agenda 21 strategies is an appropriate mechanism and we strongly encourage AMEC to ensure the programme is delivered. As part of this process AMEC needs to ensure existing management systems are consistent with Agenda 21 strategies.

A training programme cascaded to all levels within the business units would improve local understanding of the value of addressing sustainability for AMEC. This would also help to gain local ownership for the quality of data reported and in driving forward improvements.

R E. Pickering
Steve Rintoul

Rachel Pickering/ Steve Rintoul
ENVIROS

■ AMEC plc (LSE: AMEC) is an international project management and services company headquartered in London, United Kingdom. With office networks across the UK, Americas and Continental Europe, AMEC manages projects worldwide. It generated annual revenues of £4.7 billion in 2003 and employs 45,000 people in over 40 countries.

■ The company works across the public and private sectors, locally and internationally and in a range of sectors including transport, oil and gas and power as well as generally across industry and commerce.

■ AMEC designs, delivers and supports infrastructure assets. Specific services include: project management, environmental and technical consultancy, architectural and engineering design, funding and feasibility studies, planning, procurement, construction and multi-technical services, facilities management, maintenance and decommissioning.

- We design, deliver and support for best lifetime value
- We look to the long term - with clients, employees and all our stakeholders
- Working sustainably with clients, community and environment

Contents

For full details of our activities please see the on-line version of this report at www.amec.com/sustainability

Chief Executive's Review

We have made good progress towards our goal of building a strong, sustainable business



Sir Peter Mason KBE
Chief Executive

☐ **What is sustainable development?**
Sustainability can be defined as "the capacity for continuing in the long term". Importantly, sustainability is not just about protecting the environment and using natural resources in a prudent way. It is about ensuring stable social and economic growth for all. For this reason, sustainability is often defined as having three pillars - people, planet, prosperity - all of which are equally important.

In the corporate world, being sustainable means that our business is driven by all three of these and not just by profitability. It means considering not just our obligation to create financial value for shareholders, but our obligation to create or protect value in a wider sense for all our stakeholders.

☐ **Why it matters for AMEC stakeholders**
As a responsible company, we believe a sustainable approach to be of value in itself. However, some people may doubt its value, seeing sustainability as a 'soft' extra - nice to have but adding nothing to corporate value. But there are clear, if longterm, commercial benefits to working well with people and the environment.

A sustainable approach provides us with a more secure franchise for future operation. Good employment policies lead to more successful recruitment and retention of staff. Fostering better community relations leads to easier progress through the planning and development process. High ethical standards protect us from scandal and collapse. Overall, a sustainable approach is one that fosters good risk management. This, in turn, underpins the sustainability of our earnings - to the benefit of investors and all other stakeholders.

☐ **Our sustainability programme**
We formally introduced a sustainability programme in 2001, establishing principles in the key areas of profitable growth, environment, health and safety, community, employment and ethics and human rights. We also published our first sustainability report, which initiated the measurement of our performance against those goals - a process that has been expanded and refined in this, our third report.

We have set up a high-level corporate sustainability team led by Mike Straughen,

We are working to embed awareness of sustainability right through our business

Deputy Chief Executive for our UK business, with myself as its chairman. That team includes functional heads of our health and safety, environmental, ethics, human resources and communications departments. We also have sustainability 'champions' within each of our businesses.

☐ **Achievements**
In 2002, we were still learning to implement monitoring and improvement processes, but there were already achievements to report. We reduced lost time injury accidents by almost a fifth and were named as one of the world's most respected companies in a Financial Times/PricewaterhouseCoopers survey of 1,000 property/construction companies around the world.

As this document clearly shows, in 2003 our environmental performance continued to improve - with reductions in waste generation and environmental incidents, fewer accidents at work and increases in recycling activities.

We have also become much more involved in sustainable technologies like wind energy and I am delighted to see the company has achieved success in several external sustainability-related awards (see panel, right).

☐ **Building on our culture**
Due to our long experience of working in safety-conscious sectors, like offshore oil and gas and rail, we have a strong culture of risk management, particularly in the important areas of health and safety and human resources. Similarly, because we are involved in infrastructure development, we have had to be aware of the concerns of communities affected by our activities and find ways of working successfully with them.

Our sustainability programme is helping us to extend this culture across AMEC, so that we embed awareness and implementation of our sustainability principles right through our business.

Environment is one area where we have made particularly good progress, but still need to improve further. The increasingly stringent regulatory framework within which we work and the growing concerns of all stakeholders must not only be reflected in our approach, but also help drive it forward. Examples of this approach include:

☐ Our renewable energy business, which concentrates on wind farm development but also invests in other forms of renewable energy, is growing fast and during 2003 made its first real contribution to our profits.

☐ During 2003, our Earth and Environmental business extended its reach in its home territory of North America and began expansion into the UK. This business, which is now taking on major projects for clients like the US Air Force, enable all AMEC businesses to offer environmental services.

☐ Geomelt - AMEC's proprietary technology to render toxic and even nuclear contamination harmless through its innovative high voltage system - was used in projects in Japan and the US in 2003, having been successfully used in Australia in 2002.

☐ **Good progress**
Good progress was also made in the areas of health and safety, community involvement, employment rights and ethics and human rights during the year.

There were significant reductions in accident rates. However, tragically, four of our people still lost their lives. This is unacceptable and we will continue to strive to achieve our stated target of zero fatalities.

Our interaction with the communities in which we operate is also clearly growing, to the benefit of all concerned. And increased employee representation in business decisions and advances in our ethics and human rights performance are welcome developments.

All this was underpinned by continued profitable growth in 2003.

Overall, I believe we have made good progress towards our goal of building a strong, sustainable business and suggest this report gives substance to that belief. I hope you will want to know more about AMEC's sustainable activities - if so please go to our website at www.amec.com/sustainability.

Peter Mason

Sir Peter Mason KBE,
Chief Executive

External awards 2003

☐ An improvement in corporate responsibility rating from 70% to 85% placed AMEC 56th in the UK's prestigious Business in the Community survey.

☐ Five Gold Awards and an Order of Distinction from the Royal Society for the Prevention of Accidents (RoSPA) in the UK.

☐ Safe Contractor of the Year award from the ExxonMobil Development Company and a safety award for work on a contamination clean-up project for ExxonMobil in New Jersey, US.

☐ Vision In Business for Environment Scotland (VIBES) award for AMEC's approach to integrating environmental management.

☐ Phoenix award for an AMEC brownfield project in Oregon to transform a contaminated waterfront area.

☐ Safety award for AMEC on giant SECCO petrochemical project in China.

☐ Health and Safety supplier award from Marks and Spencer in the UK.

☐ Safety awards for three AMEC SPIE companies from the French Association of Electrical Engineering Companies.

☐ Safety award from customer KCRC on their West Rail project, Hong Kong.

☐ Three public works environmental awards for AMEC projects in the US (New Jersey, Seattle and Nashville) including Project of the Year.

☐ UK Network Rail Environmental Awards success for an alliance team which included AMEC.

☐ Recognition by the Borough of Manhattan for community work within minority, women-owned and small business sectors.

☐ Safety, Training and Evaluation Process (STEP) Platinum Awards for AMEC in Washington and Florida from the Associated Builders and Contractors, their highest level award.

The above are just a selection of external awards in 2003, full details can be found on AMEC's website at www.amec.com

Managing Sustainability

Sustainability is not just an isolated programme - it is an established part of our management systems. It must be reflected in the way we do business

Sustainability must inform
For a sustainability programme to be effective, it must inform and support a company's management systems and run right through the business. We are working to ensure that our sustainability goals are reflected in all our management policies and the way we do business.

Management and Policy Framework
In 2003, we reviewed corporate policy and procedures with this in mind. The review identified a number of areas for us to work on and we have amended the Management and Policy Framework document, which is at the centre of our corporate management system. This document now identifies the importance of sustainability issues such as health, safety and environment in running our company. We continue to review this document from a sustainability perspective and, for example, will be including an expanded section on ethics - an area where we are doing considerable work to tighten and articulate policy - in the next version.

Agenda 21
Agenda 21 was established at the 1992 United Nations (UN) Conference on Environment and Development (the Earth Summit) and sets out a blueprint for sustainability in the 21st century. It provides guidelines for tackling challenges such as pollution, overpopulation, energy consumption and efficiency and biodiversity. Many governments signed up to Agenda 21 and non-governmental organisations, industry and companies as well as the general public are encouraged to participate by creating their own Agenda 21.

In this context, we have launched AMEC Agenda 21, a process modelled on the UN programme. This is an important way of making sure that our sustainability principles are actually taken forward by our businesses and turned into action. It encourages them to set targets - based on the sustainability principles in this report - and obliges them to review their performance against all our sustainability principles. They are also asked to measure their performance. AMEC Agenda 21 will be integrated into the way we manage our company and will help us identify areas for improvement in individual businesses as well as common issues and trends we should address.

Stakeholder feedback
We have been listening carefully to stakeholder feedback following our 2002 report and have used this to help develop our sustainability programme and reporting style in 2003. We received a number of comments from several stakeholder groups concerning our environmental principle and, as a result, this has been changed to describe our approach in this important area more accurately.

Investors also suggested we should make future reports as user friendly as possible - so our 2003 printed report is shorter and easier to read, giving key results and highlights, while more detail on the increasing sustainability information we are measuring and reporting is now to be found in an on-line version at www.amec.com/sustainability.

Compliance with international standards
We have to answer to all stakeholders for what we do and so have a responsibility to understand and, where we believe it is right, comply with approved international standards. We therefore test ourselves against the published position of a reputable organisation, such as the European Bank for Reconstruction and Development or World Bank and have committed to support World Bank and the Organisation for Economic Co-operation and Development standards for the development of large, high profile projects. We constantly review best practice, legal implications and environmental standards from national and international institutions.

Benchmarking performance
Benchmarking our sustainability performance against other organisations and industry sectors is important in ensuring we identify areas for improvement and gain a better understanding of our

AMEC Results	BitC Corporate Environmental Index 2003	2002
Overall ranking	**104 out of 177**	115 out of 168
Average score	**78%**	63%
Economic group	**11 out of 25**	17 out of 23
Sector rating	**6 out of 17**	10 out of 16

AMEC Results	BitC Corporate Responsibility Index 2003	2002
Overall ranking	**56 out of 139**	3rd Quintile
Average score	**85.24%**	70.43%

AMEC moved up Corporate Responsibility rankings in 2003

☐ BitC Environmental Engagement Score for AMEC

Year	%
03	78
02	63
01	58
00	39

comparative strengths and weaknesses. We took part in three major benchmarking surveys during 2003, one conducted by the Ethical Investment Research Service and two by Business in the Community (Corporate Responsibility Index and Environmental Index).

Business in the Community conducts an annual survey to gauge progress in corporate environmental engagement and this was the fourth year that AMEC contributed to the index. We also participated in their second Corporate Responsibility Index and results from both show our sustainability programme is helping us to improve the management of our activities around the world. *An improvement in corporate responsibility* rating from 70% to 85% saw AMEC move up the rankings to be placed 56th in 2003.

Business in the Community (BitC) has 700 member companies, including 85 of the FTSE 100, *and a further 1,600 participate* in its programmes and campaigns. Their Corporate Responsibility Index was begun in 2002 and it compiles information from questionnaires filled in by participating companies. It is voluntary and 139 companies completed reports for 2003.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.



Profitable Growth

Our ability to create employment and build a sustainable business is based on achieving profitable growth, so creating long-term value for all our stakeholders

☐ **Economic performance**
An important aspect of running a sustainable company is ensuring our franchise to operate in the future. Shareholders are an important stakeholder group without whose capital we would not be able to invest. We therefore need to continue to generate earnings that satisfy our shareholders' requirements.

☐ **Earnings growth**
In 2003, we reported a solid rise in profits, with pre-tax profit* up seven per cent. At our preliminary results, we confirmed that given market conditions we expected to be able to sustain momentum in earnings during 2004.

☐ **Move to services**
The results also confirmed our transformation from traditional construction to a project management and services company, with two-thirds of income generated by our services and investments activities. The largest part of our turnover is now contributed by our Regional Services businesses in Continental Europe and in North America. Both these businesses have a large base of mainly smaller customers, and much repeat business, giving them a steady earnings profile. At the same time, by selling a majority stake in the SPIE Batignolles construction business in France, we have reduced our overall risk profile. Our strategy is to continue to move away from activities where the risk-return profile is less attractive and to focus on higher value adding businesses that generate stable earnings and differentiate the company.

☐ **Growth**
Overall, we see good opportunities for growth, both organic and through acquisitions. We continue to expand our geographical network in Continental Europe while our Earth and Environmental consultancy is extending its reach not only in North America but also by opening a base in Europe. We also see important new business opportunities in renewable energy, where our wind energy business will deliver more than 1000MW of wind power by the end of the decade and has made its first useful contribution to profits. Elsewhere, many of our businesses - such as oil and gas, pharmaceuticals and rail have a sound platform for further growth.

Highlights of our economic performance in 2003 against key indicators are presented in this section. For a more complete review of AMEC's financial performance, please see our Annual Report and Accounts for 2003, which can be found at www.amec.com.

☐ **Quality Management Systems (QMS)**
The ISO 9000-2000 series sets international standards for quality management and represent the current consensus on best practice. The standard aims to ensure organisations regularly deliver the product or services that meet client requirements in this important aspect of our business.

During 2003, AMEC completed the upgrading of its ISO 9000 management systems to this new standard and extended adoption across its international operations. Adoption increased from 74% in 2002 to 78% based on revenue (see chart, right) and from 75% in 2002 to 80% based on number of employees.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

* Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items. Amounts and percentage movements relating to total operating profit and margin of Client Support Services, Capital Projects and Investments activities are stated before corporate costs of £26.5m, goodwill amortisation of £17.0m, and an exceptional credit of £0.2m.

☐ **Total turnover**

	£m
03	4,712.7
02	4,331.6
01	4,467.5
00	3,980.0
99	3,100.8

Key Facts 2003

- Pre-tax profit* £112.5m - up 7%
- Regional Services becomes AMEC's largest single market sector
- Two-thirds of operating profit* from services and investments
- Dividends increased by 5% to 10.5p per share

ISO 9000 compliant QMS by revenue

2003
- QMS ISO 9000 acredited 78%
- QMS ISO 9000 not assessed 22%

2002
- QMS ISO 9000 acredited 74%
- QMS ISO 9000 not assessed 26%

Total operating profit by sector

2003
- Client Support Services 56%
- Capital Projects 33%
- Investments 11%

2002
- Client Support Services 51%
- Capital Projects 36%
- Investments 13%



Environment

We aim to protect the environment and conserve the ecological balance by implementing effective environmental management systems, adopting best practices and engaging our people and business partners in driving continuous performance improvement



Linzie Forrester
Corporate Environmental Adviser

Doing the right thing

Obligations on our business to do the right thing are many and varied - ranging from performance related benchmarks, investigations by investing institutions and pressure from governments and domestic and international Non Governmental Organisations.

We take our environmental responsibilities very seriously, which is why we began to develop systems to measure and publish environmental impacts. In our second full year of sustainability reporting, data collection systems were further developed and we now have better coverage of environmental information. Working with our internal verification team and external consultants, ENVIROS, we will continue to develop these systems to improve the accuracy of our data measurement by embedding them into our management processes.

New environmental indicators were introduced in 2003 in the area of waste accounting. These will improve performance as our businesses use the information to develop environmental objectives, reducing negative impact and maximising environmental opportunities.

Environmental incidents

We have a target of achieving zero incidents which result in enforcement action against us. However, AMEC received one prosecution for an environmental incident in 2003 at rail project Contract C202, Yuen Long and Long Ping Station, Hong Kong and a further three enforcement notices at Heathrow Airport and

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.

Key Facts 2003

- Environmental prosecutions down from five in 2002 to one
- Enforcement actions down from eight in 2002 to four
- Notifiable pollution incidents up from 12 to 18
- Percentage of the business covered by ISO 14001 compliant Environmental Management System up by a fifth
- Improved data collection shows CO_2 generation up by approximately one third
- 300,000 tonnes of material reused or recycled
- Reduction in waste generation of more than 163,000 tonnes

Tonnes CO_2 contribution per person

	2002	2003
UK	2.2	1.5
Americas	6.2	3.7
Asia Pacific	1.7	1.6

Bingley by-pass in the UK. Further details regarding these enforcement actions are given in our on-line report at www.amec.com/sustainability.

Notifiable pollution incidents in 2003 totalled 18 (12 in 2002) and non-notifiable 54 (76 in 2002). The majority of these were in the UK and it is likely that this is due to the maturity of our environmental management systems, the nature of the operations being undertaken and the requirements of the regulator/client. However, we will continue to work to prevent incidents by investigating the causes and acting on our findings.

Environmental management

World wide, the percentage of our workforce covered by an ISO 14001 compliant environmental management system (EMS) has grown by 20% to 76% during 2003.

In the UK, we have a high proportion of ISO 14001 compliant management systems in place, most of which are independently verified by an external certification body. This means that our businesses have well-developed incident reporting mechanisms which are regularly checked to ensure they are being implemented correctly.

In the Americas, ISO 14001 compliance does not have the same high profile as in the UK. However, this does not mean that our North American business does nothing to manage environmental impacts effectively - only that their management framework does not meet all elements detailed in the ISO standard.

Auditing is extremely important in ensuring effective management systems are in place and there has been a slight improvement in the percentage of our projects and facilities audited during 2003 (up from 30% to 32%). The frequency with which activities are audited will vary depending upon the nature, risk and scale of our operations and their impact on the environment.

Waste management

Waste information has been collected from most, but not all, of AMEC. The coverage of waste data collection (by % workforce) for the 2003 report was: 86% of North America, 86% of the UK, 100% of Asia Pacific.

During the course of 2003 our businesses reported that their activities generated 811,616 tonnes of waste material compared to 974,632 tonnes produced in 2002 - a reduction of 163,016 tonnes. Of the 811,616 tonnes reported in 2003, 701,995 tonnes was classified as earth and demolition waste, leaving 109,623 tonnes of office and site waste.

This reduction is partly due to the nature and phases of contracts undertaken and, possibly, an improvement in the waste accounting process and management techniques. For example, some of our larger road construction schemes moved to final phase of completion, meaning production of on-site wastes was much reduced.

During 2003, we measured our recycling/reuse operations and the quantity of material involved (300,000 tonnes). Some parts of the business found this information difficult to retrieve and this was reflected in the percentage reporting indicator information - which was: 35% of North America, 85% of the UK, 96% of Asia Pacific.

Energy consumption

AMEC's energy reporting and data collection are developing to produce more accurate information - resulting in reported CO_2 equivalent emission contribution rising from 34,968 tonnes to 47,921 tonnes. We believe a proportion of the increase is due to better quality data production and wider coverage of our businesses in the figures for 2003.

We have yet to understand fully how variables such as world-wide weather patterns and changes in our business and services will affect our energy consumption and CO_2 production from year to year. Not all parts of the business were able to produce meaningful data for energy coverage. Figures (by workforce) are: 86% coverage of North America, 85% coverage of the UK, 100% coverage of Asia Pacific.

Moving forward

We will consider the environment in all our activities, so that we fulfil the commitments laid down in our environmental principle. We have challenged our businesses to install a set of environmental indicators through implementation of AMEC Agenda 21 (see Managing Sustainability section).

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

Environmental incidents reported


Enforcement actions
4
8
Notifiable pollution incidents
18
12
Non-notifiable pollution incidents
54
76
2002
2003

EMS coverage in AMEC % workforce


Under AMEC EMS
76
56
Under non AMEC EMS
5
4
Under non-compliant EMS
19
40
2002
2003

Waste disposal route 2003


Landfill
50%
Other
41%
Unaccounted
9%

Health & Safety

We will pursue a goal of causing no harm to our employees or those affected by our activities. We will implement effective health and safety management systems, adopt best available practices and engage our people and business partners in driving continuous performance improvement

Health and safety performance is of prime importance to our business and we are committed to continuous improvement in this area. Our aim is to protect both AMEC people and those in the communities in which we operate. We work with clients and suppliers as well as our own workforce to try to achieve this challenging objective.

It is our policy to comply with all regional, national and international legislative health and safety requirements as a minimum. We pursue high standards of safety, health and environmental management as an integral part of the efficient management of our business and decision making processes.

Accidents and fatalities

Further significant progress was made in reducing overall accident rates in 2003. Despite this, there were four fatal incidents in the first half of the year, which is unacceptable and we will continue to strive to achieve our stated target of zero fatalities.

These deaths occurred on road and rail projects in the UK and full details of each incident can be found in the on-line version of this report at www.amec.com/sustainability along with our employee accident data in full (which includes sub-contract staff). The four fatalities in 2003 compares with nine in 2002 (which included three employees and two sub-contractors who died in a tragic helicopter accident in the North Sea).

We have adopted OSHA (the US Occupational Safety and Health Administration) standards for the calculation of frequency rates for Lost Time Incidents (LTIFR) and Total Recordable Cases (TRCFR) and a target of at least 10% reduction was set for 2003. In fact, LTIFR reduced by 16% and TRCFR by 22% - which were on top of reductions of 19% and 26% respectively achieved in 2002.

As a benchmark, OSHA published 'all industry' rates for the US in 2002 - the latest year for which figures are available - which were almost double AMEC's 2003 LTIFR figure and over three times its TRCFR rate.

Enforcement actions

Monitoring enforcement actions provides information on specific failures in our management of health and safety. We ensure appropriate improvement action is taken and communicate information on enforcement action to ensure lessons are learned across the company.

In 2003, AMEC was the subject of three UK health and safety prosecutions (the same as 2002). AMEC and its sub-contractors were subject of four prohibition notices (two in 2002) and two improvement notices (one in 2002). There were no citations in any of AMEC's activities in the Americas compared with eight in the previous year and six orders were received (five in 2002). In all cases AMEC implemented improvement programmes which, as a minimum, addressed the requirements of the respective notices/orders.

In Asia Pacific we received one health and safety prosecution in 2003, on a Hong Kong joint-venture project.

Health and sickness

One reportable case of occupational ill health was recorded in 2003 (food poisoning at an offshore installation in the UK Oil and Gas business). Overall, there was a small reduction in the average number of days sickness absence in 2003, although it increased in some regions.

Health & Safety Management System

During 2003, 73% of AMEC's employees were working within an HSMS assessed to be compliant with OHSAS 18001, compared with 65% in 2002. (Where an HSMS has been assessed as not compliant with OHSAS 18001 it may still have many of the components in place and, of the systems assessed as compliant, 15% of employees are working within systems that have been third party certificated to OHSAS 18001 - while the rest have been self-assessed as compliant).

Safety, Health and Environment training

Our Safety Health and Environment management framework requires all business units to identify and monitor SHE training requirements and achievements. On average each employee received just over two-thirds of a day of SHE training during 2003, slightly more than in the previous year.

Significant achievements

The reduction achieved in accident rates meant that 124 fewer people suffered a lost time injury in 2003 than in 2002. However, this still means that 396 people suffered a lost time injury - a figure we will work hard to reduce further in 2004 with a target of at least 10% improvement.

Health and safety milestones

These were many and various during 2003, ranging from an AMEC team in Saudi Arabia achieving ten million hours without a lost time


LTIFR Incidents per 200,000 hours
UK 0.80 0.94
Americas 0.75 0.81
Asia Pacific 1.47 3.14
All AMEC 0.81 0.96
2002
2003


TRCFR Incidents per 200,000 hours
UK 1.50 1.81
Americas 2.19 2.66
Asia Pacific 2.02 3.21
All AMEC 1.68 2.15
2002
2003


HSMS coverage by % employees 2003
Under AMEC compliant HSMS 73%
Under non-compliant HSMS 27%

Key Facts 2003

- Significant reductions (16 & 22%) in accident rates
- Four fatalities (nine in 2002)
- 396 people suffered a lost time injury (520 in 2002)
- Improvement in OHSAS 18001 compliant Health and Safety Management System coverage
- Four Health and Safety prosecutions/citations (17 in 2002)
- Numerous safety milestones including one AMEC project clocks up 10 million accident free hours
- Launch of Chief Executive's SHE awards

injury accident to AMEC forming a first-ever national partnership with the US Occupational Safety and Health Administration (OSHA).

AMEC also won several industry and customer health and safety awards while working on projects around the world for clients as diverse as ExxonMobil, Marks and Spencer and Syncrude Canada. We achieved five Gold Awards and an Order of Distinction from the Royal Society for the Prevention of Accidents (RoSPA) in the UK.

Chief Executive's awards

In 2003, we launched SHE awards across AMEC. The awards recognise achievement in SHE excellence, best practice and contributions by an individual or a team that has had a significant positive impact on SHE performance. Winners of the first awards will be announced shortly and award presentations will be made by Chief Executive Sir Peter Mason.

Other new initiatives were launched in 2003 in the areas of occupational health, supply chain workshops, behaviour change programmes, sickness rehabilitation, improved communications and a safety leadership team review system. We also participated in the 2003 European Week of Health and Safety and continued to be involved in various industry initiatives including the Major Contractors Group Health and Safety Charter and sponsoring the British Occupational Health Research Foundation (BOHRF) for a total of four years.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.

Community Involvement

We will consult and support the communities in which we work - seeking to contribute to their economic and social well being. We will also support charitable, educational and cultural causes through direct donations, in-kind support and employee fund-matching programmes

Community investment

With over 700 locations in over 40 countries, our involvement in local communities is as diverse as the locations from which we operate.

Community involvement is no longer limited to charitable giving, but has become a vital element in maintaining a sustainable business. However, community investment is probably a better term for the mutually beneficial relationships we continue to develop with local stakeholders.

Our adoption of AMEC Agenda 21 across the business (see Managing Sustainability section) means well-managed community investment is becoming part of the way we work. The enthusiasm and commitment of our employees drives much of our community involvement - but a much greater recognition of the effect we have means business liaison and consultation with local communities are also now vital to the way we behave.

For example, in the UK, a comprehensive community liaison intranet site has been developed to help us work with communities. This promotes best practice, gives practical advice and helps our managers and staff find resources.

Using community involvement and consultation to assist in planning and managing our projects is also providing benefits for all involved. A good example is the Welsh Water Alliance (see case study on page 18) where early consultation and good communication with authorities and local people, as well as a culture of building trust and taking on responsibilities way beyond the normal bounds of a project, have benefited everyone.

In New York, community activities in 2003 included hosting a series of educational workshops for ethnic minority and women's groups and small business owners as well as a programme that gives high school students the opportunity to learn about careers with AMEC.

AMEC Continental Europe has a long tradition of working with local authorities and regions to help bring employment, training and investment to communities through their 300 offices across the region.

People lead process

No matter how much AMEC encourages community involvement, matches funding and promotes good practice, it is still the efforts and initiatives of our people which lead the majority of AMEC's activities. One excellent example is in Lima, Peru, where employees from the local AMEC office have made a real difference to their community by giving time and raising money for the children of a home for boys who have been physically or psychologically abused.

In the North of England, employees set up their own community support group, which each year runs a fund-raising campaign and in 2003 raised £5,000. Meanwhile, employees in AMEC's Shanghai office are helping Caojing, a small town in the Jinshan district of China, to build new waste facilities.

These are just a few of the many initiatives our people have undertaken to give help locally in 2003. Many more examples are included in the on-line version of this report.

Charitable donations

The total amount of charitable donations in 2003 was £154,000, compared with £340,000 in 2002 and £398,000 in 2001 (which was an exceptional year as extra funding was donated to the Red Cross fund after September 11).

The main reason for the reduction in the 2003 total was lower donations by our UK Oil and Gas business and by AMEC in North America. The UK Oil and Gas figure in 2002 was substantially higher than 2003 because of a single lump sum donation made in 2002 to a fund for the families of victims of a North Sea helicopter crash - in which three AMEC people and two sub contractors tragically died. In the Americas, the reduction mirrors both a decline in the size of operations and

UK Charitable donations	£000
03	69
02	142

Non UK Charitable donations	£000
03	85
02	198

□ Key Facts	2003

□ Increased amount of employee fund raising matched by AMEC

□ Total amount of charitable donations fell in 2003

□ Numerous community initiatives around the world

□ Dedicated community liaison intranet site in the UK

reduced staff numbers as a result of the economic situation. However, AMEC continued to support many charitable causes in North America, even in view of the slow economy during 2003.

□ **Employee fund matching**
The AMEC plc Board Charities Committee and our regional charities committees pledge to support, up to a capped amount, charity fundraising undertaken by groups of employees through fund matching grants. In 2003 the total amount of matched funding was £26,049, compared with a figure of £22,405 in 2002.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.

Employment Rights

We value the diversity of our people and will use this to develop the company. We respect their rights to equal opportunity and non-discrimination in the workplace, collective representation, a fair hearing through clearly defined grievance procedures and confidentiality relating to personal data held by the company

☐ **Developing our people**
AMEC is committed to developing the capability and careers of its employees around the world and upholding their rights at work.

In our third year of reporting we have compiled comparative data on two elements of our Employment Rights Principle - diversity and collective representation. For 2004, we will expand on these to report in more depth on the impact of our policies in practice. We will also cover workforce stability, job creation, training and career development.

☐ **Gender balance**
Our overall gender split remained relatively unchanged at 84.3% male (84.2% in 2002) and 15.7% female (15.8% in 2002). We continue to promote careers in engineering and construction to women and other under-represented groups. While there is still a considerable way to go in achieving a better gender balance in our workforce, it is encouraging to note that the proportion of female graduates recruited by our UK businesses increased to 29% (51 male, 21 female).

Another component of our commitment to diversity is the development of sustainable skills in parts of the world where our presence is relatively recent and where we do not have significant numbers of local people in managerial and professional positions. As we move our business from a project to a service focus, we are seeking to rely less on expatriate workers and more on recruiting indigenous skills.

In line with this long-term shift, our Oil and Gas business in 2003 recruited increasing numbers of people local to major projects including nine graduates from outside the UK - six from Azerbaijan, two from the Philippines and one from Indonesia. And our Earth and Environmental business has 90 offices around the world - including sites in Canada, the US, Russia, Germany and Peru - all staffed mostly by local people.

☐ **Consultation process**
We value dialogue with our employees and their representatives and during 2003, in advance of legislative requirements, we have established more formal arrangements for consultation across our UK operations. We held initial meetings of divisional works councils and informed and consulted elected employee representatives on business developments which affect them.

The effect of these new bodies is demonstrated in the proportion of our workforce covered by formal collective representation arrangements, which increased from 31.9% in 2002 to 66.1% in 2003. This is expected to increase further in 2004 when we include AMEC Continental Europe in our reporting - as such consultation processes are already widely established in Continental Europe.

In addition to these formal representative structures, we have a range of mechanisms for communicating and engaging with employees directly - including 'town hall' or departmental meetings, cascade briefings, continuous improvement groups, opinion surveys and feedback through the company intranet and employee newsletters.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

Key Facts 2003

- Increased worker representation in key business decisions
- Initiatives to promote careers for under-represented groups - but historical male dominance of workforce continues
- Drive for greater recruitment locally on projects around the world
- Increase in female graduates recruited in the UK

Workforce gender composition %

	Men	Women
03	84	16
02	84	16

Collective consultation/representation %

	Not Represented	Represented
03	34	66
02	68	32

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.



Ethics & Human Rights

Ethical conduct: We will apply high standards of ethics in all we do - acting in ways that meet or exceed applicable laws, meeting our contractual commitments, avoiding conflicts of interest, keeping company data accurate, confidential and secure and avoiding all forms of corruption



Tony Boswell
Senior Vice President for Ethics and Compliance

- **Sustaining relationships**
  Ethical business conduct is essential for sustaining our relationships with customers, suppliers and investors as well as with the general public worldwide. Strong profitable growth depends, therefore, on ethical business conduct. During 2003, we made some important changes to our ethics policies and procedures.

- **Ethics department**
  In 2002, AMEC appointed a senior manager for ethics and compliance, established an Ethics Department and set out seven elements as the basis of future operations:

- Ethics and compliance standards, policies and procedures
- Senior management leadership
- Effective education and communication of standards to employees and others
- Achieve and measure compliance with regular monitoring and auditing
- Set up an employee helpline for anonymous reporting of compliance issues
- Enforce standards through disciplinary mechanisms
- Provide appropriate responses on detection of violations

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.

Important changes to our ethics policies and procedures

Human rights: We respect the dignity and human rights of those affected by our operations, without discrimination of any kind

Code of conduct

In 2003, our Ethics Department partnered with Internal Audit and Human Resources in developing AMEC's Code of Business Conduct, ready for its launch in the UK in 2004. It also revised the existing code for the Americas and integrated the process into our overall sustainability programme.

The Code of Business Conduct sets out our standards for ethical behaviour as well as AMEC's overall commitment to business ethics.

In 2003, we began an education and communication programme to roll out the code company-wide. Our employees in the Americas already have to complete annual ethics training. Through an on-line programme and more traditional classroom style workshops, more than 1,000 AMEC people received training in ethical conflict management in 2003.

There was also substantial progress during the year in rolling out a help line for ethics and compliance issues. Already established in our Americas operations, the help line allows employees, past or present, a confidential medium for reporting concerns or requesting policy clarification - so effectively reducing the potential for unethical or illegal conduct. A similar system is now being established for our operations in the UK.

In 2003, Ethics Department staff fielded a total of 40 calls, 25 of which were complaints and the remainder were requests for information and guidance.

Human rights

During 2003, we continued to address the human rights aspects of our overall sustainability programme. The Sustainability Risk Guidance Note, which specifically includes human rights concerns, is now a mainstream tool that assists managers in implementing our tender review process when bidding for new work. In this way, projects that may pose a potential risk to human rights are identified at the earliest possible stage and appropriate management action can be taken to mitigate any potential risks.

We reviewed several relevant international codes, agreements, guidelines and protocols during the year to determine how they may relate to the company's human rights policies and compliance procedures.

Our stated principles for international business include a commitment to best practice with respect to human rights. We continue to monitor our operations for human rights performance within AMEC and the on-line version of this report contains several examples of our case study monitoring and evaluation approach.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

Commitment to international best practice with respect to human rights

Reported Complaints

Year	Number
03	25
02	27

Disciplinary Actions

Year	Number
03	04
02	16

Case study

Water alliance works in Wales



Cleaning up beaches in South Wales was part of the Welsh Water Alliance team's task.

☐ **Sustainability is a common goal**
Alliancing can play an important role in achieving project sustainability and business goals because it brings together different interest groups in a region or on a project to achieve a common goal. AMEC is a partner in the Welsh Water Capital Alliance, an award-winning and innovative alliance of the water utility and its business partners.

The alliance - which was formed to deliver a series of major regional water projects worth more than £160 million - aims to build trust in the community and so get best value for all stakeholders. And it took important strides forward during 2003 to illustrate the way in which cooperation between project partners can benefit the local community.

Over the last four years the alliance has successfully achieved hundreds of water improvement projects, transforming many parts of the region. For instance, it has modernised and replaced the Victorian sewage system throughout large sections of south-east Wales to meet the needs of the population and new European legislation.

These included major works in the town of Pontypridd, reconfiguring traffic flows and car park arrangements smoothly by working with the local council, taxi and bus companies and local businesses during a period of major disruption.

☐ **Direct communications**
AMEC has played an important role in this work, as the company responsible for managing the delivery of the physical water network in the region. Our personnel attended council meetings, ran public exhibitions, visited schools and involved local media. To date, the alliance has sent over 3,500 letters explaining the programme of works and has communicated directly with hundreds of local councillors.

The alliance has taken the details of its community responsibilities seriously. Operations Manager, AMEC's Howell James, explained: "On one narrow street - blocked by a sewage project - a route was kept open so that a daughter could visit her elderly mother. And special attention was given to the needs of a number of handicapped schoolchildren who were picked up and dropped off outside their homes every day.

☐ **Franchise to operate**
"An important element of sustainable operation is ensuring your local community gives you a franchise to operate - this project shows how alliancing can help achieve that goal."

A measure of the Alliance's success was the fact that Welsh Water was voted the number one water company in the UK for 2003 - up from seventh place in 2000 - in an industry-wide survey. Also its integrated management system is recognised as a best practice for the water industry by regulator OFWAT, which commented that the Welsh Water model 'should be considered by other companies as the way forward'.

☐ **Basic principle**
AMEC and the Alliance also seek to apply the basic principle of sustainability in the environmental arena. 'Meeting the needs of the present generation without compromising the ability of future generations to meet their own needs'. Increased fish stocks and rising numbers of otters are just two indications of how the environment has improved as a result of this approach.

Savings by the alliance - through innovation and sharing best practice - have been significant. Alliance members and the general public have all benefited as those savings are reinvested.

☐ **Other Projects**

☐ We helped schools in the South East of England to achieve specialist status in maths and computing - which brings improved facilities and equipment - through a programme of exchanges, work experience, site visits and presentations to current pupils by ex-pupils who have successful careers within AMEC.

☐ We supported clients at two diamond mine projects in Northern Canada in their efforts to encourage recruitment and good communications within local indigenous communities.

☐ Our work on the Bingley relief road in the North East of England earned external recognition with awards from the UK's Civic Trust for the sensitive way the complex project was carried out.

For more information on these and other AMEC case studies from around the world see www.amec.com/sustainability

Case study

Pipeline project in Africa



The Chad-Cameroon pipeline route was later re-forested and returned to how it had been before work began.

☐ **Environmental reputation**
During 2003 AMEC SPIE completed a two-year project - in collaboration with the US pipeline contractor Willbros - to build a pipeline for Exxon to transport oil from the Doba field in Chad to facilities on the Atlantic Coast of Cameroon.

The contract was backed by the World Bank - which is committed to protecting indigenous peoples and regions affected by the pipeline's route, in particular forest areas where pygmy tribes live. Our reputation for managing challenging projects in sensitive environments was a decisive factor in the project winning World Bank support and the backing of other international funding organisations.

The pipeline was laid by two teams at a rate of some 3,000 metres a day and 2,500 people, representing 32 different nationalities, worked directly on the project - supported by over 1,000 Cameroonians engaged in forest clearance and replanting work.

☐ **Waste treatment**
Strict procedures were established for treating the amount of waste generated by such a large project, with storage and treatment areas installed near to mobile camps where workers were based. Some 3,300 tonnes of non-toxic waste were treated in-situ, while 400 tonnes of more hazardous material was dealt with by certified organisations

The 1,070 kilometre-long pipeline route winds through tropical forests in the hilly region of Yaoundé and then crosses the savannah into Chad. Along the western part of the route rain falls for up to six months of the year. Due to the high rainfall, cleared areas were quickly exposed to erosion - so had to be replanted immediately.

AMEC SPIE developed reforestation methods, in collaboration with the University of Yaoundé, and during land clearing operations 547 species were collected, identified and cultivated in special nurseries created along the pipeline route - also providing employment for hundreds of local people.

☐ **Replanting programme**
In total, an estimated one million plants were put back along the pipeline's route, including 100,000 fruit trees for local villagers. The replanting programme prompted the publication of a book, produced in collaboration with the University of Yaoundé and the Cameroon Ministry of Environment and Forests.

AMEC SPIE Sustainability Director Didier Malamas said: "Within the joint venture, AMEC SPIE developed the tree planting programme and took the initiative to involve the University. This arrangement provided scientific support to the joint venture partners and a research opportunity for the University.

"Regular direct contact with local communities, including pygmy tribes in certain areas, was a feature of the project and there was a requirement to employ as many workers as possible from villages along the route of the pipeline."

☐ **Other Projects**

☐ We helped to find leaks in Siberian oil pipelines by using hi-tech laser scanning equipment mounted on helicopters. The project led to considerable environmental improvements as many major leaks were found and then quickly fixed by teams on the ground.

☐ We cleaned up a site in California - which had been used to build a mining town movie set for a Hollywood film. Following our work the area was improved from its original state with a re-vegetation programme that also protected rare birds.

☐ We invented a unique 'skimmer craft' in the US to tackle problems with toxic algae which was threatening the health of residents along the shoreline of Lake Oswego, Oregon.

For more information on these and other AMEC case studies from around the world see www.amec.com/sustainability

Case study

Protecting wildlife in America



AMEC biologists with the 'artificial fish' - used for the first time to measure pollution in Maine.

□ Sustainable objectives
An important objective of a sustainable approach is minimal disruption to animal species in areas where we work. Educating our workforce to understand and address the risk to wildlife and harnessing environmental technologies has helped us achieve this objective.

□ Rare frogs in California
The California red-legged frog (Rana aurora draytonii) owes its name to the salmon coloring on its hind legs and belly. Made famous in one of American author Mark Twain's early short stories - it has been listed as a threatened species since 1996 and is now present in only about 10 percent of its historic locations.

Teams from AMEC were called in on two Californian projects - a bridge replacement and the construction of a new jail - both of which involved close contact with the rare species and so gave an obligation to ensure it was protected during the work. The projects involved constructing a large missile-transport bridge at Vandenberg Air Force Base, over San Antonio Creek, and replacing cramped San Francisco Jail No. 3 in northern San Mateo County with a new 768-bed facility.

□ Special breeding habitat
To prevent injury to frogs at the jail site, all construction workers on the project were required to watch a frog-protection video and numerous special protection measures were undertaken to keep wildlife out of the construction area. Also, specially equipped AMEC biologists rescued several frogs trapped in the old jail's steep-sided sewage-overflow tanks and built a pond away from the development as a special breeding habitat.

Within twelve months the pond was filled with red-legged frogs. "It is highly unusual for such a pond to thrive in its first year," says Mike Keim, a biologist and project manager with AMEC's office in San Rafael, California. "The protection of threatened and endangered species is critically important for construction projects in the United States. Under federal law, a project can be fined, delayed and even halted if such animals are harmed."

□ Protection measures
At the Vandenberg bridge site, frog protection measures were also installed and dozens of frogs relocated downstream during regular environmental sweeps. Thousands of three-spine stickleback fish, another protected species, were also moved downstream to safety by AMEC.

"We had grown men chasing frogs around until midnight," remarks AMEC senior biologist Richard Montijo, noting that the best time for frogging is after dark. "The bridge replaced a smaller one that was frequently flooded and workers had to remove the old structure in pieces so nothing would drop into the creek and disturb wildlife." Not a single red-legged frog was harmed during either project and the species protection and habitat improvement strategies have in fact encouraged the frog population to thrive.

□ Virtual fish on the East Coast
Over on the East Coast of America, AMEC used 'virtual fish' to monitor levels of dioxin in a river. Some 64 of these devices, metal containers holding special thin bags filled with highly purified fish oil, were put into the water in Maine, downstream from a pulp paper mill.

AMEC Ecological Risk Assessor Stephen Clough explained: "These long thin bags serve as a kind of artificial fish, any dioxin in the river water moves through the bags' semipermeable membrane and into the oil - in the same way that they would get into a real fish. Measuring the dioxin in the oil gives an indication of the levels of pollution."

□ Technology was a first
The use of this technology was a first for monitoring at pulp paper plants in the US and is also now used by AMEC in air sampling at industrial facilities to monitor worker health.

□ Other Projects

□ A unique fish habitat was installed as part of our work on a major Canadian Hydroelectric project. The habitat for brook trout in Newfoundland includes spawning and rearing ponds and an artificial stream.

□ Together with our alliance partners, we led the UK rail environmental awards in 2003 for initiatives to protect wildlife on a project to upgrade 200 kilometres of track running through several sites of special scientific interest in the East of England.

□ A protected colony of bats living beneath a Scottish bridge were found temporary new homes during an AMEC sewer replacement project. Our team of wildlife experts successfully moved the colony of Daubenton's, or Water Bats, to specially built bat boxes nearby - where they are now thriving.

For more information on these and other AMEC case studies from around the world see www.amec.com/sustainability

Issues update

The Baku-Tblisi-Ceyhan (BTC) Pipeline

We first addressed the issues surrounding the BTC pipeline project in our 2002 Sustainability Report, which can be viewed on the AMEC web site. The project has clearly moved forward since that report, but AMEC remains confident that this project is being approached in a thoroughly professional and responsible manner.

Overall the work involves laying a pipeline from the Azeri-Chriag-Gunashli oil fields in the Caspian, through Azerbaijan, Georgia and Turkey to the deepwater Mediterranean terminal of Ceyhan. The pipeline, which will be buried along its entire route, will deliver oil to world markets without the need to send more tankers through the congested Turkish Straits and the heart of Istanbul - a World Heritage city.

The client consortium is being led by BP, a company we have worked with successfully across many regions for many years. We have the greatest respect for BP and its management and we are confident that its approach is responsible and professional. We are satisfied that, as part of their preparations for this project, extensive independent environmental and social impact assessments were undertaken.

Both the World Bank and the European Bank for Reconstruction and Development (EBRD), along with a range of other financial institutions, have formally endorsed the project following exhaustive studies and assessments, which they will continue to undertake on a regular basis. Under the terms of the agreement with the World Bank and EBRD, independent experts have also been commissioned to establish formal monitoring against the agreed social and resettlement, and environmental and social action plans.

Our client has also commissioned an independent panel of advisors to monitor the project (web site - www.caspsea.com) and this panel completed its first annual report on the project on 17 December 2003. In addition our client is currently seeking to formalise NGO involvement in ongoing monitoring of the project and is working with a range of NGO organisations on various aspects - for example, Equity International is now advising on human rights training for security personnel along the route of the pipeline.

To learn more about the positive initiatives under way and to understand better AMEC's confidence, the following information sources are worth viewing. The project web site - www.caspiandevelopmentandexport.com - contains comprehensive data on the project and BP's web site - www.bp.com - might also be of interest. The project web site offers a monthly bulletin on developments and issues.

The Chalillo Hydropower Project in Belize

We previously addressed our involvement in the Chalillo Hydropower project in both our 2001 and 2002 Sustainability Reports, which can be viewed on the AMEC web site. We were originally commissioned in 2000, to submit an Environmental Impact Assessment (EIA) report for the proposed project which is located on the Macal River in Belize.

The dam was proposed by Belize Electric Limited (BEL) to help address the country's need for a secure and affordable domestic source of electricity. The project was supported by the Belize government but strongly opposed by various NGOs in Canada, the US and the UK.

The NGOs had three main criticisms. The first two were unrelated to AMEC and involved the lack of a public hearing in Belize and the alleged bias of the Belizean National Environmental Appraisal Committee (NEAC). However the NGOs did also challenge the EIA report, which AMEC completed in August 2001.

The EIA's objective was to assess impact on the natural environment, community and economy and to assist the Belize government and its Department of the Environment in making an informed decision. The NGOs alleged the report was inaccurate and insufficient to justify proceeding with the project. They raised concerns over possible impacts on archaeological, flora and fauna areas and questioned geological studies regarding classification of the rock and suitability for dam-building.

The NGOs initiated legal actions against the government of Belize with the objective of stopping or delaying the project. On 19 December 2002, the Chief Justice in Belize dismissed the NGOs case. An appeal to the Belizean Court of Appeal was dismissed on 31 March 2003. The NGOs then took the case further to the UK Privy Council, the last Court of Appeal for members of the Commonwealth.

On 29 January 2004, the Privy Council dismissed the NGOs appeal and its judgement stated that the EIA 'ran to some 1,500 pages and was plainly not a superficial study'. On the geological aspect, the Council noted that classification of the rock was only relevant if it would 'affect the safety of the dam' and concluded that it did not consider the matter 'of such significance as to prevent it from satisfying the requirements of the (Belizean Environmental Protection) Act or forming a proper basis for approval by the DOE'. On the archaeological and wildlife issue, the Council noted that 'the Chief Justice and Court of Appeal were impressed with the thoroughness of the EIA' and the Council considered 'it to be impossible to say that the EIA was inadequate to meet the requirements of the relevant legislation'.

AMEC has always stressed that the decision on whether the Chalillo Hydropower project should proceed was a matter for the Belize government and investors in the project - not AMEC. EIA reports only present detailed evidence, they do not make recommendations on whether a project should proceed.

AMEC has no further involvement with the Chalillo Dam project. We are not a signatory to any agreements relating to its design or construction, nor have we any future role relating to the project. Our detailed, professional and robust study clearly emphasised that serious environmental damage would be unavoidable if the project went ahead and that this damage could not, in our view, be satisfactorily mitigated.

AMEC plc NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2004 annual general meeting of AMEC plc will be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on Wednesday 19 May 2004 at 10.30am, for the following purposes:

1 To receive the accounts and the reports of the directors and the auditors for the year ended 31 December 2003 (Resolution 1).

2 To declare a final dividend of 6.9p per share (Resolution 2).

3 To approve the directors' remuneration report (Resolution 3).

4 To approve the remuneration policy set out in the directors' remuneration report (Resolution 4).

5 To re-elect Mr J M Green-Armytage as chairman of the board (Resolution 5).

6 To re-elect directors:
Mr C A Riva, who retires in accordance with article 91 of the articles of association of the company and Mr S J Siddall and Ms M O Hesse, who retire in accordance with article 85 of the articles of association of the company (Resolutions 6 to 8).

7 To consider and, if thought fit, pass the following resolution:
That KPMG Audit Plc be and are hereby re-appointed auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the company at a remuneration to be determined by the directors (Resolution 9).

8 As special business, to consider and, if thought fit, pass the following resolution:

As a special resolution (Resolution 10):

That the company be and is hereby unconditionally and generally authorised for the purpose of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of that Act) of shares in the capital of the company provided that:

(a) the maximum number of shares which may be purchased is 30,097,456;

(b) the minimum price which may be paid for a share (exclusive of expenses) is 50p;

(c) the maximum price which may be paid for a share is an amount (exclusive of expenses) not exceeding 105 per cent of the closing price of the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the annual general meeting of the company held in 2005 or, if earlier, on 18 August 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed, wholly or partly, after such expiry) unless such authority is renewed prior to such time.

By order of the board

P J Holland
Secretary
15 April 2004

Notes

1 Although not a Companies Act requirement, Resolution 5, the re-election of Mr Green-Armytage as chairman is seen as good practice by the NAPF.

2 Resolution 10, which is a special resolution, renews the authority given to the directors at last year's annual general meeting and enables the company to purchase up to 10 per cent of the shares of the company in issue as at 15 March 2004.

3 A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the member. A proxy need not also be a member. Members of the company or their duly appointed proxies are requested to bring proof of identity with them to the meeting in order to confirm their identity for security reasons.

CREST members who wish to appoint a proxy or proxies by utilising the proxy voting service may do so for the meeting (and any adjournment thereof) by following the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members (and those CREST members who have appointed a voting service provider) should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID "RA10") by the latest time(s) for receipt of proxy appointments specified in, or in a note to, the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members (and, where applicable, their CREST sponsors or voting service providers) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members (and, where applicable, their CREST sponsors or voting service providers) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4 In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the company gives notice that only those shareholders entered in the register of members of the company at close of business on Monday 17 May 2004 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, will be entitled to attend or vote at the annual general meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register after close of business on Monday 17 May 2004 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the meeting.

5 There will be available for inspection at the registered office of the company during business hours on any weekday (excluding Saturdays and public holidays) from the date of this notice until the date of the annual general meeting and at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG, from 10.15am on 19 May 2004 until the conclusion of the meeting, copies of (i) the register of directors' interests and (ii) all service contracts of the directors with the company or any of its subsidiary undertakings.

AMEC plc FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING 2004

82107 71711

MOORGATE NOMINEES LIMITED
MICHAEL HOUSE
35 CHISWILL STREET
LONDON
EC1Y 4SE



00000207084

As a member/members of the above named company, I/we hereby appoint the chairman of the meeting

or

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the company to be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on Wednesday 19 May 2004 at 10.30am and at every adjournment thereof.

Resolutions

Please indicate with an 'X' in the space provided how you wish your votes to be cast.

	Resolution	For	Against
1	Receiving the accounts and the reports of the directors and auditors		
2	Declaration of final dividend		
3	To approve the directors' remuneration report		
4	To approve the remuneration policy set out in the directors' remuneration report		
5	Re-election of Mr J M Green-Armytage as chairman of the board		
6	Re-election of Mr C A Riva as a director		
7	Re-election of Mr S J Siddall as a director		
8	Re-election of Ms M O Hesse as a director		
9	Re-appointment of KPMG Audit Plc as auditors and authorisation for the directors to fix their remuneration		
10	Authority of the directors to purchase shares in the capital of the company		

Signature Date

Notes

1 If any other proxy is preferred, add the name of the proxy you wish to appoint in the space provided.

2 If the appointer is a corporation, this form must be signed by a duly authorised official, whose capacity should be stated, or by an attorney and the letter or power of attorney (or certified copy) must be lodged with this proxy form if it has not already been registered with the company.

3 In the case of joint holders, the signature of any holder will be sufficient.

4 If this form is returned without any indication as to how the person appointed proxy shall vote, he/she will exercise discretion as to how he/she votes or whether he/she abstains from voting (including any amendments to resolutions). Unless instructed otherwise, your proxy can vote or abstain as he/she thinks fit on any other business at the meeting or adjourned meeting.

5 To be valid, this form must be completed and returned to the company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time fixed for holding the meeting or adjourned meeting or, in the case of CREST members, by using the CREST electronic proxy appointment service. CREST members should refer to note 3 in the notice of annual general meeting enclosed with this form of proxy in relation to the the submission of a proxy appointment via CREST.

6 Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or adjourned meeting should you subsequently decide so to do.

7 Ms M O Hesse is a member of the remuneration committee.

ADMITTANCE CARD AMEC plc

MOORGATE NOMINEES LIMITED
MICHAEL HOUSE
35 CHISWILL STREET
LONDON
EC1Y 4SE

If you wish to attend the meeting, please complete and sign this card, bring it with you and hand it to the company's registrar at the entrance to the meeting.

Annual general meeting
19 May 2004 at 10.30am.
Radisson SAS Portman Hotel, 22 Portman Square,
London W1H 7BG

Signature of shareholder

Second fold

First fold

BUSINESS REPLY SERVICE
LICENCE No MB 122

1

Capita Registrars
Proxy Department
PO Box 25
Beckenham
Kent
BR3 4BR

Third fold and tuck in

AMEC plc
65 Carter Lane
London EC4V 5HF
United Kingdom

Tel: +44 (0)20 7634 0000
Fax: +44 (0)20 7634 0001

www.amec.com

Feedback
You are an important part of AMEC's sustainability programme as your feedback, comments or suggestions can help us as we move forward.
Contact us at: sustainability@amec.com

This report is printed on mega matt. The paper is made from 50 per cent chlorine-free pulp from plantation forests, and from 50 per cent recycled and de-inked fibres, and any wastage in the finishing process has been addressed and minimised. The printers of the report are also ISO 14001 accredited, and actively work to minimise the effects of the business on the environment.

Report designed and published by AMEC.

Printed by wace.


103


amec

AMEC plc Interim Report 2004

A leader in project management and services, we design, deliver and support infrastructure – from local technical services to international landmark projects

Across the world

Responsibly

For the long term

Contents

Managing Sustainability

Sustainability is not just an isolated programme - it is an established part of our management systems. It must be reflected in the way we do business

☐ **Sustainability must inform**
For a sustainability programme to be effective, it must inform and support a company's management systems and run right through the business. We are working to ensure that our sustainability goals are reflected in all our management policies and the way we do business.

☐ **Management and Policy Framework**
In 2003, we reviewed corporate policy and procedures with this in mind. The review identified a number of areas for us to work on and we have amended the Management and Policy Framework document, which is at the centre of our corporate management system. This document now identifies the importance of sustainability issues such as health, safety and environment in running our company. We continue to review this document from a sustainability perspective and, for example, will be including an expanded section on ethics - an area where we are doing considerable work to tighten and articulate policy - in the next version.

☐ **Agenda 21**
Agenda 21 was established at the 1992 United Nations (UN) Conference on Environment and Development (the Earth Summit) and sets out a blueprint for sustainability in the 21st century. It provides guidelines for tackling challenges such as pollution, overpopulation, energy consumption and efficiency and biodiversity.

Many governments signed up to Agenda 21 and non-governmental organisations, industry and companies as well as the general public are encouraged to participate by creating their own Agenda 21.

In this context, we have launched AMEC Agenda 21, a process modelled on the UN programme. This is an important way of making sure that our sustainability principles are actually taken forward by our businesses and turned into action. It encourages them to set targets - based on the sustainability principles in this report - and obliges them to review their performance against all our sustainability principles. They are also asked to measure their performance. AMEC Agenda 21 will be integrated into the way we manage our company and will help us identify areas for improvement in individual businesses as well as common issues and trends we should address.

☐ **Stakeholder feedback**
We have been listening carefully to stakeholder feedback following our 2002 report and have used this to help develop our sustainability programme and reporting style in 2003. We received a number of comments from several stakeholder groups concerning our environmental principle and, as a result, this has been changed to describe our approach in this important area more accurately.

Investors also suggested we should make future reports as user friendly as possible - so our 2003 printed report is shorter and easier to read, giving key results and highlights, while more detail on the increasing sustainability information we are measuring and reporting is now to be found in an on-line version at www.amec.com/sustainability.

☐ **Compliance with international standards**
We have to answer to all stakeholders for what we do and so have a responsibility to understand and, where we believe it is right, comply with approved international standards. We therefore test ourselves against the published position of a reputable organisation, such as the European Bank for Reconstruction and Development or World Bank and have committed to support World Bank and the Organisation for Economic Co-operation and Development standards for the development of large, high profile projects. We constantly review best practice, legal implications and environmental standards from national and international institutions.

☐ **Benchmarking performance**
Benchmarking our sustainability performance against other organisations and industry sectors is important in ensuring we identify areas for improvement and gain a better understanding of our

☐ AMEC Results	BitC Corporate Environmental Index 2003	2002
Overall ranking	**104 out of 177**	115 out of 168
Average score	**78%**	63%
Economic group	**11 out of 25**	17 out of 23
Sector rating	**6 out of 17**	10 out of 16

☐ AMEC Results	BitC Corporate Responsibility Index 2003	2002
Overall ranking	**56 out of 139**	3rd Quintile
Average score	**85.24%**	70.43%

AMEC moved up Corporate Responsibility rankings in 2003

BitC Environmental Engagement Score for AMEC

	%
03	78
02	63
01	58
00	39

comparative strengths and weaknesses. We took part in three major benchmarking surveys during 2003, one conducted by the Ethical Investment Research Service and two by Business in the Community (Corporate Responsibility Index and Environmental Index).

Business in the Community conducts an annual survey to gauge progress in corporate environmental engagement and this was the fourth year that AMEC contributed to the index. We also participated in their second Corporate Responsibility Index and results from both show our sustainability programme is helping us to improve the management of our activities around the world.
An improvement in corporate responsibility rating from 70% to 85% saw AMEC move up the rankings to be placed 56th in 2003.

Business in the Community (BitC) has 700 member companies, including 85 of the FTSE 100, and a further 1,600 participate in its programmes and campaigns. Their Corporate Responsibility Index was begun in 2002 and it compiles information from questionnaires filled in by participating companies. It is voluntary and 139 companies completed reports for 2003.

For full details of our activities in this area please see the on-line version of this report at www.amec.com /sustainability.



Profitable Growth

Our ability to create employment and build a sustainable business is based on achieving profitable growth, so creating long-term value for all our stakeholders

Economic performance

An important aspect of running a sustainable company is ensuring our franchise to operate in the future. Shareholders are an important stakeholder group without whose capital we would not be able to invest. We therefore need to continue to generate earnings that satisfy our shareholders' requirements.

Earnings growth

In 2003, we reported a solid rise in profits, with pre-tax profit* up seven per cent. At our preliminary results, we confirmed that given market conditions we expected to be able to sustain momentum in earnings during 2004.

Move to services

The results also confirmed our transformation from traditional construction to a project management and services company, with two-thirds of income generated by our services and investments activities. The largest part of our turnover is now contributed by our *Regional Services businesses in Continental* Europe and in North America. Both these businesses have a large base of mainly smaller customers, and much repeat business, giving them a steady earnings profile. At the same time, by selling a majority stake in the SPIE Batignolles construction business in France, we have reduced our overall risk profile. Our strategy is to continue to move away from activities where the risk-return profile is less attractive and to focus on higher value adding businesses that generate stable earnings and differentiate the company.

Growth

Overall, we see good opportunities for growth, both organic and through acquisitions. We continue to expand our geographical network in Continental Europe while our Earth and Environmental consultancy is extending its reach not only in North America but also by opening a base in Europe. We also see important new business opportunities in renewable energy, where our wind energy business will deliver more than 1000MW of wind power by the end of the decade and has made its first useful contribution to profits. Elsewhere, many of our businesses - such as oil and gas, pharmaceuticals and rail have a sound platform for further growth.

Highlights of our economic performance in 2003 against key indicators are presented in this section. *For a more complete review of* AMEC's financial performance, please see our Annual Report and Accounts for 2003, which can be found at www.amec.com.

Quality Management Systems (QMS)

The ISO 9000-2000 series sets international standards for quality management and represent the current consensus on best practice. The standard aims to ensure organisations regularly deliver the product or services that meet client requirements in this important aspect of our business.

During 2003, AMEC completed the upgrading of its ISO 9000 management systems to this new standard and extended adoption across its international operations. Adoption increased from 74% in 2002 to 78% based on revenue (see chart, right) and from 75% in 2002 to 80% based on number of employees.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

* Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items. Amounts and percentage movements relating to total operating profit and margin of Client Support Services, Capital Projects and Investments activities are stated before corporate costs of £26.5m, goodwill amortisation of £17.0m, and an exceptional credit of £0.2m.

Total turnover

Year	£m
03	4,712.7
02	4,331.6
01	4,467.5
00	3,980.0
99	3,100.8

Key Facts 2003

- Pre-tax profit* £112.5m - up 7%
- Regional Services becomes AMEC's largest single market sector
- Two-thirds of operating profit* from services and investments
- Dividends increased by 5% to 10.5p per share

ISO 9000 compliant QMS by revenue

2003

- QMS ISO 9000 acredited 78%
- QMS ISO 9000 not assessed 22%

2002

- QMS ISO 9000 acredited 74%
- QMS ISO 9000 not assessed 26%

Total operating profit by sector

2003

- Client Support Services 56%
- Capital Projects 33%
- Investments 11%

2002

- Client Support Services 51%
- Capital Projects 36%
- Investments 13%



Environment

We aim to protect the environment and conserve the ecological balance by implementing effective environmental management systems, adopting best practices and engaging our people and business partners in driving continuous performance improvement



Linzie Forrester
Corporate Environmental Adviser

☐ **Doing the right thing**
Obligations on our business to do the right thing are many and varied - ranging from performance related benchmarks, investigations by investing institutions and pressure from governments and domestic and international Non Governmental Organisations.

We take our environmental responsibilities very seriously, which is why we began to develop systems to measure and publish environmental impacts. In our second full year of sustainability reporting, data collection systems were further developed and we now have better coverage of environmental information. Working with our internal verification team and external consultants, ENVIROS, we will continue to develop these systems to improve the accuracy of our data measurement by embedding them into our management processes.

New environmental indicators were introduced in 2003 in the area of waste accounting. These will improve performance as our businesses use the information to develop environmental objectives, reducing negative impact and maximising environmental opportunities.

☐ **Environmental incidents**
We have a target of achieving zero incidents which result in enforcement action against us. However, AMEC received one prosecution for an environmental incident in 2003 at rail project Contract C202, Yuen Long and Long Ping Station, Hong Kong and a further three enforcement notices at Heathrow Airport and

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.

Key Facts	2003

- Environmental prosecutions down from five in 2002 to one
- Enforcement actions down from eight in 2002 to four
- Notifiable pollution incidents up from 12 to 18
- Percentage of the business covered by ISO 14001 compliant Environmental Management System up by a fifth
- Improved data collection shows CO_2 generation up by approximately one third
- 300,000 tonnes of material reused or recycled
- Reduction in waste generation of more than 163,000 tonnes

Tonnes CO_2 contribution per person

	2002	2003
UK	2.2	1.5
Americas	6.2	3.7
Asia Pacific	1.7	1.6

Bingley by-pass in the UK. Further details regarding these enforcement actions are given in our on-line report at www.amec.com/sustainability.

Notifiable pollution incidents in 2003 totalled 18 (12 in 2002) and non-notifiable 54 (76 in 2002). The majority of these were in the UK and it is likely that this is due to the maturity of our environmental management systems, the nature of the operations being undertaken and the requirements of the regulator/client. However, we will continue to work to prevent incidents by investigating the causes and acting on our findings.

Environmental management

World wide, the percentage of our workforce covered by an ISO 14001 compliant environmental management system (EMS) has grown by 20% to 76% during 2003.

In the UK, we have a high proportion of ISO 14001 compliant management systems in place, most of which are independently verified by an external certification body. This means that our businesses have well-developed incident reporting mechanisms which are regularly checked to ensure they are being implemented correctly.

In the Americas, ISO 14001 compliance does not have the same high profile as in the UK. However, this does not mean that our North American business does nothing to manage environmental impacts effectively - only that their management framework does not meet all elements detailed in the ISO standard.

Auditing is extremely important in ensuring effective management systems are in place and there has been a slight improvement in the percentage of our projects and facilities audited during 2003 (up from 30% to 32%). The frequency with which activities are audited will vary depending upon the nature, risk and scale of our operations and their impact on the environment.

Waste management

Waste information has been collected from most, but not all, of AMEC. The coverage of waste data collection (by % workforce) for the 2003 report was: 86% of North America, 86% of the UK, 100% of Asia Pacific.

During the course of 2003 our businesses reported that their activities generated 811,616 tonnes of waste material compared to 974,632 tonnes produced in 2002 - a reduction of 163,016 tonnes. Of the 811,616 tonnes reported in 2003, 701,995 tonnes was classified as earth and demolition waste, leaving 109,623 tonnes of office and site waste.

This reduction is partly due to the nature and phases of contracts undertaken and, possibly, an improvement in the waste accounting process and management techniques. For example, some of our larger road construction schemes moved to final phase of completion, meaning production of on-site wastes was much reduced.

During 2003, we measured our recycling/reuse operations and the quantity of material involved (300,000 tonnes). Some parts of the business found this information difficult to retrieve and this was reflected in the percentage reporting indicator information - which was: 35% of North America, 85% of the UK, 96% of Asia Pacific.

Energy consumption

AMEC's energy reporting and data collection are developing to produce more accurate information - resulting in reported CO_2 equivalent emission contribution rising from 34,968 tonnes to 47,921 tonnes. We believe a proportion of the increase is due to better quality data production and wider coverage of our businesses in the figures for 2003.

We have yet to understand fully how variables such as world-wide weather patterns and changes in our business and services will affect our energy consumption and CO_2 production from year to year. Not all parts of the business were able to produce meaningful data for energy coverage. Figures (by workforce) are: 86% coverage of North America, 85% coverage of the UK, 100% coverage of Asia Pacific.

Moving forward

We will consider the environment in all our activities, so that we fulfil the commitments laid down in our environmental principle. We have challenged our businesses to install a set of environmental indicators through implementation of AMEC Agenda 21 (see Managing Sustainability section).

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

Environmental incidents reported

	2002	2003
Enforcement actions	4	8
Notifiable pollution incidents	18	12
Non-notifiable pollution incidents	54	76

EMS coverage in AMEC % workforce

	2002	2003
Under AMEC EMS	76	56
Under non AMEC EMS	5	4
Under non-compliant EMS	19	40

Waste disposal route 2003

Route	2003
Landfill	50%
Other	41%
Unaccounted	9%

Health & Safety

We will pursue a goal of causing no harm to our employees or those affected by our activities. We will implement effective health and safety management systems, adopt best available practices and engage our people and business partners in driving continuous performance improvement

Health and safety performance is of prime importance to our business and we are committed to continuous improvement in this area. Our aim is to protect both AMEC people and those in the communities in which we operate. We work with clients and suppliers as well as our own workforce to try to achieve this challenging objective.

It is our policy to comply with all regional, national and international legislative health and safety requirements as a minimum. We pursue high standards of safety, health and environmental management as an integral part of the efficient management of our business and decision making processes.

☐ Accidents and fatalities
Further significant progress was made in reducing overall accident rates in 2003. Despite this, there were four fatal incidents in the first half of the year, which is unacceptable and we will continue to strive to achieve our stated target of zero fatalities.

These deaths occurred on road and rail projects in the UK and full details of each incident can be found in the on-line version of this report at www.amec.com/sustainability along with our employee accident data in full (which includes sub-contract staff). The four fatalities in 2003 compares with nine in 2002 (which included three employees and two sub-contractors who died in a tragic helicopter accident in the North Sea).

We have adopted OSHA (the US Occupational Safety and Health Administration) standards for the calculation of frequency rates for Lost Time Incidents (LTIFR) and Total Recordable Cases (TRCFR) and a target of at least 10% reduction was set for 2003. In fact, LTIFR reduced by 16% and TRCFR by 22% - which were on top of reductions of 19% and 26% respectively achieved in 2002.

As a benchmark, OSHA published 'all industry' rates for the US in 2002 - the latest year for which figures are available - which were almost double AMEC's 2003 LTIFR figure and over three times its TRCFR rate.

☐ Enforcement actions
Monitoring enforcement actions provides information on specific failures in our management of health and safety. We ensure appropriate improvement action is taken and communicate information on enforcement action to ensure lessons are learned across the company.

In 2003, AMEC was the subject of three UK health and safety prosecutions (the same as 2002). AMEC and its sub-contractors were subject of four prohibition notices (two in 2002) and two improvement notices (one in 2002). There were no citations in any of AMEC's activities in the Americas compared with eight in the previous year and six orders were received (five in 2002). In all cases AMEC implemented improvement programmes which, as a minimum, addressed the requirements of the respective notices/orders.

In Asia Pacific we received one health and safety prosecution in 2003, on a Hong Kong joint-venture project.

☐ Health and sickness
One reportable case of occupational ill health was recorded in 2003 (food poisoning at an offshore installation in the UK Oil and Gas business). Overall, there was a small reduction in the average number of days sickness absence in 2003, although it increased in some regions.

☐ Health & Safety Management System
During 2003, 73% of AMEC's employees were working within an HSMS assessed to be compliant with OHSAS 18001, compared with 65% in 2002. (Where an HSMS has been assessed as not compliant with OHSAS 18001 it may still have many of the components in place and, of the systems assessed as compliant, 15% of employees are working within systems that have been third party certificated to OHSAS 18001 - while the rest have been self-assessed as compliant).

☐ Safety, Health and Environment training
Our Safety Health and Environment management framework requires all business units to identify and monitor SHE training requirements and achievements. On average each employee received just over two-thirds of a day of SHE training during 2003, slightly more than in the previous year.

☐ Significant achievements
The reduction achieved in accident rates meant that 124 fewer people suffered a lost time injury in 2003 than in 2002. However, this still means that 396 people suffered a lost time injury - a figure we will work hard to reduce further in 2004 with a target of at least 10% improvement.

☐ Health and safety milestones
These were many and various during 2003, ranging from an AMEC team in Saudi Arabia achieving ten million hours without a lost time


☐ LTIFR
Incidents per 200,000 hours
UK 0.80 0.94
Americas 0.75 0.81
Asia Pacific 1.47 3.14
All AMEC 0.81 0.96


☐2002
☐2003


☐ TRCFR
Incidents per 200,000 hours
UK 1.50 1.81
Americas 2.19 2.66
Asia Pacific 2.02 3.21
All AMEC 1.68 2.15
☐2002
☐2003


☐ HSMS coverage by % employees 2003
☐ Under AMEC compliant HSMS 73%
☐ Under non-compliant HSMS 27%

- Key Facts 2003
- Significant reductions (16 & 22%) in accident rates
- Four fatalities (nine in 2002)
- 396 people suffered a lost time injury (520 in 2002)
- Improvement in OHSAS 18001 compliant Health and Safety Management System coverage
- Four Health and Safety prosecutions/citations (17 in 2002)
- Numerous safety milestones including one AMEC project clocks up 10 million accident free hours
- Launch of Chief Executive's SHE awards

injury accident to AMEC forming a first-ever national partnership with the US Occupational Safety and Health Administration (OSHA).

AMEC also won several industry and customer health and safety awards while working on projects around the world for clients as diverse as ExxonMobil, Marks and Spencer and Syncrude Canada. We achieved five Gold Awards and an Order of Distinction from the Royal Society for the Prevention of Accidents (RoSPA) in the UK.

Chief Executive's awards
In 2003, we launched SHE awards across AMEC. The awards recognise achievement in SHE excellence, best practice and contributions by an individual or a team that has had a significant positive impact on SHE performance. Winners of the first awards will be announced shortly and award presentations will be made by Chief Executive Sir Peter Mason.

Other new initiatives were launched in 2003 in the areas of occupational health, supply chain workshops, behaviour change programmes, sickness rehabilitation, improved communications and a safety leadership team review system. We also participated in the 2003 European Week of Health and Safety and continued to be involved in various industry initiatives including the Major Contractors Group Health and Safety Charter and sponsoring the British Occupational Health Research Foundation (BOHRF) for a total of four years.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.



Community Involvement

We will consult and support the communities in which we work - seeking to contribute to their economic and social well being. We will also support charitable, educational and cultural causes through direct donations, in-kind support and employee fund-matching programmes

Community investment

With over 700 locations in over 40 countries, our involvement in local communities is as diverse as the locations from which we operate.

Community involvement is no longer limited to charitable giving, but has become a vital element in maintaining a sustainable business. However, community investment is probably a better term for the mutually beneficial relationships we continue to develop with local stakeholders.

Our adoption of AMEC Agenda 21 across the business (see Managing Sustainability section) means well-managed community investment is becoming part of the way we work. The enthusiasm and commitment of our employees drives much of our community involvement - but a much greater recognition of the effect we have means business liaison and consultation with local communities are also now vital to the way we behave.

For example, in the UK, a comprehensive community liaison intranet site has been developed to help us work with communities. This promotes best practice, gives practical advice and helps our managers and staff find resources.

Using community involvement and consultation to assist in planning and managing our projects is also providing benefits for all involved. A good example is the Welsh Water Alliance (see case study on page 18) where early consultation and good communication with authorities and local people, as well as a culture of building trust and taking on responsibilities way beyond the normal bounds of a project, have benefited everyone.

In New York, community activities in 2003 included hosting a series of educational workshops for ethnic minority and women's groups and small business owners as well as a programme that gives high school students the opportunity to learn about careers with AMEC.

AMEC Continental Europe has a long tradition of working with local authorities and regions to help bring employment, training and investment to communities through their 300 offices across the region.

People lead process

No matter how much AMEC encourages community involvement, matches funding and promotes good practice, it is still the efforts and initiatives of our people which lead the majority of AMEC's activities. One excellent example is in Lima, Peru, where employees from the local AMEC office have made a real difference to their community by giving time and raising money for the children of a home for boys who have been physically or psychologically abused.

In the North of England, employees set up their own community support group, which each year runs a fund-raising campaign and in 2003 raised £5,000. Meanwhile, employees in AMEC's Shanghai office are helping Caojing, a small town in the Jinshan district of China, to build new waste facilities.

These are just a few of the many initiatives our people have undertaken to give help locally in 2003. Many more examples are included in the on-line version of this report.

Charitable donations

The total amount of charitable donations in 2003 was £154,000, compared with £340,000 in 2002 and £398,000 in 2001 (which was an exceptional year as extra funding was donated to the Red Cross fund after September 11).

The main reason for the reduction in the 2003 total was lower donations by our UK Oil and Gas business and by AMEC in North America. The UK Oil and Gas figure in 2002 was substantially higher than 2003 because of a single lump sum donation made in 2002 to a fund for the families of victims of a North Sea helicopter crash - in which three AMEC people and two sub contractors tragically died. In the Americas, the reduction mirrors both a decline in the size of operations and

UK Charitable donations

	£000
03	69
02	142

Non UK Charitable donations

	£000
03	85
02	198

☐ Key Facts 2003

☐ Increased amount of employee fund raising matched by AMEC

☐ Total amount of charitable donations fell in 2003

☐ Numerous community initiatives around the world

☐ Dedicated community liaison intranet site in the UK

reduced staff numbers as a result of the economic situation. However, AMEC continued to support many charitable causes in North America, even in view of the slow economy during 2003.

☐ **Employee fund matching**

The AMEC plc Board Charities Committee and our regional charities committees pledge to support, up to a capped amount, charity fundraising undertaken by groups of employees through fund matching grants. In 2003 the total amount of matched funding was £26,049, compared with a figure of £22,405 in 2002.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.

Employment Rights

We value the diversity of our people and will use this to develop the company. We respect their rights to equal opportunity and non-discrimination in the workplace, collective representation, a fair hearing through clearly defined grievance procedures and confidentiality relating to personal data held by the company

Developing our people
AMEC is committed to developing the capability and careers of its employees around the world and upholding their rights at work.

In our third year of reporting we have compiled comparative data on two elements of our Employment Rights Principle - diversity and collective representation. For 2004, we will expand on these to report in more depth on the impact of our policies in practice. We will also cover workforce stability, job creation, training and career development.

Gender balance
Our overall gender split remained relatively unchanged at 84.3% male (84.2% in 2002) and 15.7% female (15.8% in 2002). We continue to promote careers in engineering and construction to women and other under-represented groups. While there is still a considerable way to go in achieving a better gender balance in our workforce, it is encouraging to note that the proportion of female graduates recruited by our UK businesses increased to 29% (51 male, 21 female).

Another component of our commitment to diversity is the development of sustainable skills in parts of the world where our presence is relatively recent and where we do not have significant numbers of local people in managerial and professional positions. As we move our business from a project to a service focus, we are seeking to rely less on expatriate workers and more on recruiting indigenous skills.

In line with this long-term shift, our Oil and Gas business in 2003 recruited increasing numbers of people local to major projects including nine graduates from outside the UK - six from Azerbaijan, two from the Philippines and one from Indonesia. And our Earth and Environmental business has 90 offices around the world - including sites in Canada, the US, Russia, Germany and Peru - all staffed mostly by local people.

Consultation process
We value dialogue with our employees and their representatives and during 2003, in advance of legislative requirements, we have established more formal arrangements for consultation across our UK operations. We held initial meetings of divisional works councils and informed and consulted elected employee representatives on business developments which affect them.

The effect of these new bodies is demonstrated in the proportion of our workforce covered by formal collective representation arrangements, which increased from 31.9% in 2002 to 66.1% in 2003. This is expected to increase further in 2004 when we include AMEC Continental Europe in our reporting - as such consultation processes are already widely established in Continental Europe.

In addition to these formal representative structures, we have a range of mechanisms for communicating and engaging with employees directly - including 'town hall' or departmental meetings, cascade briefings, continuous improvement groups, opinion surveys and feedback through the company intranet and employee newsletters.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

Key Facts 2003

- Increased worker representation in key business decisions
- Initiatives to promote careers for under-represented groups - but historical male dominance of workforce continues
- Drive for greater recruitment locally on projects around the world
- Increase in female graduates recruited in the UK



Workforce gender composition %

	Men	Women
03	84	16
02	84	16

Collective consultation/representation %

	Not Represented	Represented
03	34	66
02	68	32

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.

Ethics & Human Rights

Ethical conduct: We will apply high standards of ethics in all we do - acting in ways that meet or exceed applicable laws, meeting our contractual commitments, avoiding conflicts of interest, keeping company data accurate, confidential and secure and avoiding all forms of corruption



Tony Boswell
Senior Vice President for Ethics and Compliance

- **Sustaining relationships**
  Ethical business conduct is essential for sustaining our relationships with customers, suppliers and investors as well as with the general public worldwide. Strong profitable growth depends, therefore, on ethical business conduct. During 2003, we made some important changes to our ethics policies and procedures.

- **Ethics department**
  In 2002, AMEC appointed a senior manager for ethics and compliance, established an Ethics Department and set out seven elements as the basis of future operations:

- Ethics and compliance standards, policies and procedures
- Senior management leadership
- Effective education and communication of standards to employees and others
- Achieve and measure compliance with regular monitoring and auditing
- Set up an employee helpline for anonymous reporting of compliance issues
- Enforce standards through disciplinary mechanisms
- Provide appropriate responses on detection of violations

This section does not include data from AMEC's Continental European business, with the acquisition of the outstanding 54% of SPIE S.A. only being completed during 2003.

Important changes to our ethics policies and procedures

Human rights: We respect the dignity and human rights of those affected by our operations, without discrimination of any kind

Code of conduct

In 2003, our Ethics Department partnered with Internal Audit and Human Resources in developing AMEC's Code of Business Conduct, ready for its launch in the UK in 2004. It also revised the existing code for the Americas and integrated the process into our overall sustainability programme.

The Code of Business Conduct sets out our standards for ethical behaviour as well as AMEC's overall commitment to business ethics.

In 2003, we began an education and communication programme to roll out the code company-wide. Our employees in the Americas already have to complete annual ethics training. Through an on-line programme and more traditional classroom style workshops, more than 1,000 AMEC people received training in ethical conflict management in 2003.

There was also substantial progress during the year in rolling out a help line for ethics and compliance issues. Already established in our Americas operations, the help line allows employees, past or present, a confidential medium for reporting concerns or requesting policy clarification - so effectively reducing the potential for unethical or illegal conduct. A similar system is now being established for our operations in the UK.

In 2003, Ethics Department staff fielded a total of 40 calls, 25 of which were complaints and the remainder were requests for information and guidance.

Human rights

During 2003, we continued to address the human rights aspects of our overall sustainability programme. The Sustainability Risk Guidance Note, which specifically includes human rights concerns, is now a mainstream tool that assists managers in implementing our tender review process when bidding for new work. In this way, projects that may pose a potential risk to human rights are identified at the earliest possible stage and appropriate management action can be taken to mitigate any potential risks.

We reviewed several relevant international codes, agreements, guidelines and protocols during the year to determine how they may relate to the company's human rights policies and compliance procedures.

Our stated principles for international business include a commitment to best practice with respect to human rights. We continue to monitor our operations for human rights performance within AMEC and the on-line version of this report contains several examples of our case study monitoring and evaluation approach.

For full details of our activities in this area please see the on-line version of this report at www.amec.com/sustainability.

Commitment to international best practice with respect to human rights

Reported Complaints

Year	Number
03	25
02	27

Disciplinary Actions

Year	Number
03	04
02	16

Case study

Water alliance works in Wales



Cleaning up beaches in South Wales was part of the Welsh Water Alliance team's task.

Sustainability is a common goal
Alliancing can play an important role in achieving project sustainability and business goals because it brings together different interest groups in a region or on a project to achieve a common goal. AMEC is a partner in the Welsh Water Capital Alliance, an award-winning and innovative alliance of the water utility and its business partners.

The alliance - which was formed to deliver a series of major regional water projects worth more than £160 million - aims to build trust in the community and so get best value for all stakeholders. And it took important strides forward during 2003 to illustrate the way in which cooperation between project partners can benefit the local community.

Over the last four years the alliance has successfully achieved hundreds of water improvement projects, transforming many parts of the region. For instance, it has modernised and replaced the Victorian sewage system throughout large sections of south-east Wales to meet the needs of the population and new European legislation.

These included major works in the town of Pontypridd, reconfiguring traffic flows and car park arrangements smoothly by working with the local council, taxi and bus companies and local businesses during a period of major disruption.

Direct communications
AMEC has played an important role in this work, as the company responsible for managing the delivery of the physical water network in the region. Our personnel attended council meetings, ran public exhibitions, visited schools and involved local media. To date, the alliance has sent over 3,500 letters explaining the programme of works and has communicated directly with hundreds of local councillors.

The alliance has taken the details of its community responsibilities seriously. Operations Manager, AMEC's Howell James, explained: "On one narrow street - blocked by a sewage project - a route was kept open so that a daughter could visit her elderly mother. And special attention was given to the needs of a number of handicapped schoolchildren who were picked up and dropped off outside their homes every day.

Franchise to operate
"An important element of sustainable operation is ensuring your local community gives you a franchise to operate - this project shows how alliancing can help achieve that goal."

A measure of the Alliance's success was the fact that Welsh Water was voted the number one water company in the UK for 2003 - up from seventh place in 2000 - in an industry-wide survey. Also its integrated management system is recognised as a best practice for the water industry by regulator OFWAT, which commented that the Welsh Water model 'should be considered by other companies as the way forward'.

Basic principle
AMEC and the Alliance also seek to apply the basic principle of sustainability in the environmental arena. 'Meeting the needs of the present generation without compromising the ability of future generations to meet their own needs'. Increased fish stocks and rising numbers of otters are just two indications of how the environment has improved as a result of this approach.

Savings by the alliance - through innovation and sharing best practice - have been significant. Alliance members and the general public have all benefited as those savings are reinvested.

Other Projects

- We helped schools in the South East of England to achieve specialist status in maths and computing - which brings improved facilities and equipment - through a programme of exchanges, work experience, site visits and presentations to current pupils by ex-pupils who have successful careers within AMEC.
- We supported clients at two diamond mine projects in Northern Canada in their efforts to encourage recruitment and good communications within local indigenous communities.
- Our work on the Bingley relief road in the North East of England earned external recognition with awards from the UK's Civic Trust for the sensitive way the complex project was carried out.

For more information on these and other AMEC case studies from around the world see www.amec.com/sustainability

Case study

Pipeline project in Africa



The Chad-Cameroon pipeline route was later re-forested and returned to how it had been before work began.

☐ Environmental reputation
During 2003 AMEC SPIE completed a two-year project - in collaboration with the US pipeline contractor Willbros - to build a pipeline for Exxon to transport oil from the Doba field in Chad to facilities on the Atlantic Coast of Cameroon.

The contract was backed by the World Bank - which is committed to protecting indigenous peoples and regions affected by the pipeline's route, in particular forest areas where pygmy tribes live. Our reputation for managing challenging projects in sensitive environments was a decisive factor in the project winning World Bank support and the backing of other international funding organisations.

The pipeline was laid by two teams at a rate of some 3,000 metres a day and 2,500 people, representing 32 different nationalities, worked directly on the project - supported by over 1,000 Cameroonians engaged in forest clearance and replanting work.

☐ Waste treatment
Strict procedures were established for treating the amount of waste generated by such a large project, with storage and treatment areas installed near to mobile camps where workers were based. Some 3,300 tonnes of non-toxic waste were treated in-situ, while 400 tonnes of more hazardous material was dealt with by certified organisations

The 1,070 kilometre-long pipeline route winds through tropical forests in the hilly region of Yaoundé and then crosses the savannah into Chad. Along the western part of the route rain falls for up to six months of the year. Due to the high rainfall, cleared areas were quickly exposed to erosion - so had to be replanted immediately.

AMEC SPIE developed reforestation methods, in collaboration with the University of Yaoundé, and during land clearing operations 547 species were collected, identified and cultivated in special nurseries created along the pipeline route - also providing employment for hundreds of local people.

☐ Replanting programme
In total, an estimated one million plants were put back along the pipeline's route, including 100,000 fruit trees for local villagers. The replanting programme prompted the publication of a book, produced in collaboration with the University of Yaoundé and the Cameroon Ministry of Environment and Forests.

AMEC SPIE Sustainability Director Didier Malamas said: "Within the joint venture, AMEC SPIE developed the tree planting programme and took the initiative to involve the University. This arrangement provided scientific support to the joint venture partners and a research opportunity for the University.

"Regular direct contact with local communities, including pygmy tribes in certain areas, was a feature of the project and there was a requirement to employ as many workers as possible from villages along the route of the pipeline."

☐ Other Projects

☐ We helped to find leaks in Siberian oil pipelines by using hi-tech laser scanning equipment mounted on helicopters. The project led to considerable environmental improvements as many major leaks were found and then quickly fixed by teams on the ground.

☐ We cleaned up a site in California - which had been used to build a mining town movie set for a Hollywood film. Following our work the area was improved from its original state with a re-vegetation programme that also protected rare birds.

☐ We invented a unique 'skimmer craft' in the US to tackle problems with toxic algae which was threatening the health of residents along the shoreline of Lake Oswego, Oregon.

For more information on these and other AMEC case studies from around the world see www.amec.com/sustainability

Highlights

	Six months ended 30 June	
	2004 £ million	2003 £ million
Total turnover	**2,239.0**	2,320.6
Total operating profit	**49.9**	48.3
Pre-tax profit	**37.5**	35.7
Average weekly net debt	**405.0**	330.0*
Diluted earnings per ordinary share	**8.2p**	8.0p
Dividend per ordinary share	**3.8p**	3.6p

*Pro forma weekly average for the six months ended 30 June 2003, assuming SPIE S.A. was acquired and 51 per cent of Spie Batignolles S.A. was disposed of on 1 January 2003.

Business analysis of total operating profit



- Client Support Services 69% £42.8 million
- Capital Projects 23% £14.1 million
- Investments 8% £5.1 million

Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items. Amounts and percentage movements relating to total operating profit and margin of the Client Support Services, Capital Projects and Investments activities are stated before corporate costs of £12.1 million, goodwill amortisation of £10.0 million, and exceptional disposal or closure costs of £19.6 million together with associated goodwill written off of £13.0 million.

Any forward looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors including some of which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward looking statements made in this document.

Financial Highlights

Pre-tax profit up 5% to £37.5 million

Interim dividend increased by 6% to 3.8 pence per share

Order book up 10% to £3.3 billion

Business Highlights

Continued exit from traditional building, eliminating £1 billion of turnover between 2001 and 2004 with no material impact on profit

Important contract wins in Iraq, Kuwait and US nuclear clean-up

Significant opportunities in wind energy, nuclear and oil and gas

Chairman's Statement

I am pleased to report that interim pre-tax profit of £37.5 million means that we are on track to meet our expectations for progress in the full year and this is really down to a steady performance in our core business overall. Accordingly, we have increased the dividend for the half year by six per cent to 3.8 pence per share.

We had a good contribution from Services, where we won some significant contracts and our dependable Continental European business turned in a solid performance. Meanwhile, in the US, some sectors, notably mining, have picked up.

Looking ahead, we took some important strategic steps forward. We exited some construction activities – which will benefit our group margin – and made some small acquisitions in Europe.

We also had some good news from the UK Government, which has committed to support wind farm development and set higher spending targets across a range of public sector markets where AMEC works. Further out, UK and US Government plans for the nuclear and defence sectors look likely to benefit our business.

The outlook for the rest of 2004 and 2005 is one of continuing steady performance, giving us a sound base for future growth.

Our core businesses, especially in the energy and government sectors, are well positioned to take advantage of restructuring and rising demand. We continue to invest in skills and technologies to make us the project manager and partner of choice and that, while it is a long-term game, is beginning to pay off.

Jock Green-Armytage
Chairman
2 September 2004

"Steady strategic progress in shifting the balance of activities towards engineering and technical services"

Jock Green-Armytage
Chairman



Interim Review

Overview

Interim pre-tax profit of £37.5 million is in line with the board's earlier expectations and confirms that AMEC is on track to make further progress in 2004. There was neither any contribution from Iraq during the first half, nor compensation for UK rail maintenance contracts taken back in house by Network Rail in July 2004.

Further implementation of AMEC's strategy resulted in an increased proportion of total operating profit coming from Services activities in the first half of 2004.

First half performance in AMEC's UK and Continental European Services businesses was good, compensating for some continuing weakness in North America.

The board has declared an interim dividend of 3.8 pence per share, an increase of 5.6 per cent, reflecting the progress expected to be made in 2004.

Strategic progress

Over the last six months, AMEC has made steady progress in its strategy of shifting the balance of its activities yet further towards engineering and technical services and away from traditional construction work, with the proportion of total operating profit accounted for by Services activities increasing to 69 per cent in the first half of 2004 (2003: 61 per cent).

AMEC has changed in recent years, becoming increasingly a differentiated services business, with around half its income generated outside the UK. Its largest Services business, in Continental Europe, has a resilient track record and is steadily expanding.

AMEC has migrated further from traditional construction. During the first half, the exit from US Construction Management together with the sale of Spie Batignolles and a smaller mechanical and electrical engineering business in Hong Kong are evidence of this strategy. As a result, AMEC will have exited businesses which a few

> "If traditional contracting is our past, strategic relationships in markets with high barriers to entry are definitely our future"

Sir Peter Mason KBE
Chief Executive

years ago generated turnover of around £1 billion a year, but with no noticeable impact on profit. Group operating margin will benefit as a result.

AMEC is well positioned in a broad range of energy markets, from oil sands and other oil and gas activities, through nuclear, to power transmission and renewable energy markets. This wide range of capabilities, with a strong competitive position in each market, is anticipated to provide important growth opportunities over the next few years.

Oil and gas

In upstream oil and gas, AMEC remains busy in the market for deepwater oil production facilities. Despite the move by clients to relocate the fabrication of these facilities to regions of the world such as Korea, AMEC is still winning important design and procurement contracts, such as the Enfield facility off Western Australia, won in joint venture. Contracts of this nature, though smaller in headline value than large turnkey projects, remain substantial, have better margins and carry less risk.



Interim Review continued

AMEC has become increasingly a differentiated services business

Order book*

€ billion


Oil and Gas
Transport
Infrastructure
Industrial

31 December 2003 £3.0 billion
30 June 2004 £3.3 billion

*Excludes Regional Services, UK rail maintenance and US Construction Management

Analysis of total turnover by market sector

Six months ended 30 June 2004



- Regional Services 32% (2003*: 35%)
- Oil and gas 27% (2003*: 25%)
- Transport 18% (2003*: 15%)
- Infrastructure 14% (2003*: 15%)
- Industrial 9% (2003*: 10%)

*Total turnover six months ended 30 June 2003 includes pro forma 100% of SPIE

During the half year, AMEC also won important services contracts in Kuwait and the Caspian, extending its involvement in these major markets.

First half order intake in the upstream oil and gas business increased by 25 per cent, taking the overall order book for oil and gas to £1.2 billion as at 30 June 2004.

Nuclear

In nuclear, AMEC recently announced a strategically important contract, worth initially up to US$60 million, to use its proprietary Geomelt vitrification technology, which is used to treat bulk low level nuclear waste for the US Department of Energy. Further substantial opportunities are expected using this leading-edge technology.

AMEC also has a very strong position in the UK nuclear market, having almost 600 people in the sector and 30 years' continuous experience, more recently in partnership with BNFL.

The Government's restructuring of the UK nuclear sector is expected to create new opportunities for AMEC. From April 2005, contracts to clean up civil nuclear sites will be competitively tendered by the newly formed Nuclear Decommissioning Agency, with a target of 50 per cent of sites being tendered by 2008. AMEC intends to be a significant player in this £1.5 – 2.0 billion a year market and is submitting proposals to deal with intermediate level waste at three Magnox stations.

Further participation in the UK and US, together with AMEC SPIE's long-established position in the French nuclear industry, should give AMEC a leading position in this sector, which is once again growing.

Wind energy

Wind energy is expected to develop as a key sector for AMEC, where its project management, development experience and specialist skills give it a strong competitive edge. There have been some important advances over the last six months, with the UK Government having paved the way for developments with its planning guidance policy document, PPS22. AMEC welcomes this development, together with the Scottish Land Court's decision to rule in favour of AMEC's Edinbane wind farm proposal on Skye, where construction is expected to begin in 2005.

AMEC has a portfolio of wind farms which now totals over 2,000MW and represents some 16 per cent of the UK Government's renewables target for 2010, making it a leading developer in the market.

AMEC is considering scenarios which may lead to a significant investment over the next five years and which could produce a 20 per cent annual return based on today's market valuations.

Iraq

In March 2004, the AMEC Fluor LLC joint venture secured a leading role in the reconstruction of Iraq, winning contracts to restore power generation and water infrastructure. The expected value of projects currently being worked on either by AMEC or its joint venture is some US$450 million.

Despite the obvious challenges of working in Iraq, projects are proceeding largely to plan and major milestones are being

achieved. The board has made a cautious estimate of income from Iraq in its expectations for 2004. This contribution is expected to increase in 2005, as current assignments progress and further task orders are received, but it remains difficult to forecast with any accuracy the likely out-turn in any given period.

UK Government spending

UK Government spending is a key driver for the business. The priorities being placed by the Government's 2004 Spending Review on hospitals, education, road and rail, defence and urban regeneration are expected to provide significant opportunities for AMEC.

During the half year, AMEC strengthened its position as a leading urban regeneration specialist when an AMEC joint venture was chosen as preferred developer for a £250 million transformation of Lewisham town centre. AMEC's joint venture activities through ISIS (with British Waterways) and English Cities Fund continue to make progress. The Government intends to treble its investment in regeneration in areas suffering from low housing demand and AMEC expects to benefit from this.

Achieving radical change, as AMEC's strategy requires, is no small feat for a company of AMEC's critical mass – but change is being achieved, and the board is confident that it will pay off in the long term. While traditional UK contracting may be its past, engineering services through strategic client relationships, is definitely AMEC's future.

Order book

The order book as at 30 June 2004 stood at £3.3 billion (31 December 2003: £3.0 billion) excluding Regional Services, UK rail maintenance and US Construction Management. The order book was up in the oil and gas, transport and industrial market sectors. The order book in the infrastructure sector remained at £800 million and included nearly £100 million in respect of work to be undertaken in Iraq. This work will be reported through the Client Support Services segment due to its cost reimbursable nature.

Outlook

Prospects in AMEC's major markets remain generally positive and, with the quality of AMEC's business portfolio improving, the board expects that AMEC will make overall progress in 2004, in line with its earlier expectations.

In 2005, further growth in multi-technical Regional Services in Continental Europe, continuing high levels of Government spending in the UK and good prospects across AMEC's energy markets are anticipated. Overall, with the prospect of profit from Iraq compensating for both the transfer of UK rail maintenance to Network Rail and the sale of Spie Batignolles, the board is maintaining a positive outlook and expects to see further growth in 2005.

Peter Mason

Sir Peter Mason KBE
Chief Executive
2 September 2004

Financial Review

Financial highlights

Total turnover for the six months ended 30 June 2004 was £2,239.0 million (2003: £2,320.6 million). This principally reflects an increase in Services activities and the planned reduction in Capital Project activities.

Pre-tax profit for the period, before goodwill amortisation and exceptional items, increased by 5.0 per cent to £37.5 million, resulting in an improvement to the overall margin.

After goodwill amortisation of £10.0 million and exceptional items, the loss before tax for the period was £5.1 million (2003: profit of £27.0 million). Aggregate exceptional costs of £19.6 million principally related to the exit from US Construction Management and the disposal of a Hong Kong based mechanical and electrical engineering business. There was an exceptional goodwill write-off of £13.0 million relating to these transactions.

The tax rate is broadly similar to prior periods and continues to reflect underlying corporation tax rates in Continental Europe.

The increase in diluted earnings per share to 8.2 pence (2003: 8.0 pence) was moderated by the increased tax charge and also the rise in the number of shares from share option awards. The board has declared an interim dividend of 3.8 pence per share (2003: 3.6 pence), an increase of 5.6 per cent, reflecting the progress expected to be made in 2004. Dividend cover in the half year was 2.2 times.

Segmental review

Client Support Services

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million
Total turnover	1,322.1	1,213.6
Total operating profit	42.8	37.0
Margin	3.2%	3.0%

"Pre-tax profit increased by 5%, in line with expectations"

Stuart Siddall
Finance Director



Total turnover increased by nearly 9.0 per cent, mainly reflecting the full consolidation of SPIE.

The Regional Services business reported another robust performance and there was a good contribution from some of the UK term contracts and framework agreements won over the last twelve months. In addition, the performance of the utilities business has improved following actions taken in 2003 to bring costs in line with lower levels of activity.

The environmental consulting business performed well during the period.

Despite encouraging signs earlier in the year, performance in AMEC's North American engineering operations was mixed. At the positive end of the spectrum, the mining and oil sands businesses were very busy. However, this was not enough to offset the decline in contribution from major projects,

Prospects in AMEC's major markets remain generally positive


Year on Year Change (%)
5
0
-5
-10
-15
-20
-25
-30
-35
-40
J F M A M J J A S O N D J F M A M J
2003
2004
Source: Datastream

with pulp and paper and manufacturing generally remaining quite weak. It now looks like meaningful recovery for these businesses will be 2005 rather than 2004.

External statistical data shows North American industrial spend to be still in decline despite views that capacity utilisation is set to rise. In areas where AMEC is seeing overhead under-recovery the cost base is being further reviewed.

Capital Projects

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million
Total turnover	880.6	1,093.9
Total operating profit	14.1	19.2
Margin	1.6%	1.8%

Total turnover decreased by around £200 million. This arose from a combination of a planned reduction of certain activities, such as US Construction Management, and some weak markets, in particular in the Americas.

Performance reflected a reduced contribution from roads in the UK and pipelines activities generally. In addition, a prudent approach has been taken in the reporting of contract performance on those oil and gas projects which have positive capital employed.

Margin for the half year, as normal, was below that earned for a full year, which has averaged around 3 per cent in recent years for Construction.

Investments

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million
Total turnover	59.2	57.4
Total operating profit	5.1	5.1

The Development and Regeneration business performed satisfactorily in a soft letting market, though enquiry levels for commercial lettings have improved recently.

The Wind Energy business is making good progress on a number of projects. The results for 2004 continue to reflect AMEC's policy of expensing costs in the development phase notwithstanding the future potential value that might ultimately be realised.

The PPP operational concession companies continue to perform well and the reduced contribution from the business reflects increased bidding activity. AMEC remains committed to PPP and continues to see opportunities not just in the UK but overseas. In the UK, AMEC is currently working on bids

for Colchester Hospital, the Docklands Light Rail extension, South Lanarkshire Schools and the Belfast M1 Westlink. Overseas, AMEC is preferred bidder on the Incheon Bridge project in South Korea, where it expects to reach financial close later this year, and is bidding for the extension to the Richmond to Vancouver Light Rapid Transport project in Canada.

Exceptional items

A strategic review of the US Construction Management business was under taken early in 2004, following several years of poor financial performance. The review concluded that the risk reward profile and nature of the business was not consistent with AMEC's focus on engineering and technical services. In May 2004, AMEC announced the disposal of the Washington and Florida offices and the closure of the remaining business.

On 28 July 2004, AMEC disposed of its Hong Kong based mechanical and electrical engineering business.

The costs associated with these transactions amount to £19.6 million, with the cost of closing the US Construction Management business being slightly above original expectations. In the second half of 2004, AMEC expects to complete several small disposals that should see the exceptional charge for the full year fall below the first half charge.

In addition, aggregate goodwill of £13.0 million previously written-off to reserves has been reported in the profit and loss account as an exceptional charge. This has no effect on the net assets of the group.

Net debt and cash flow

Average weekly net debt in the period ended 30 June 2004 was £405 million, an increase of £75 million over 2003. This reflects the cost of acquisitions made in the second quarter of 2003 and also the planned reduction in AMEC's higher risk, low margin capital project activities, which in the past have provided a good cash profile.

In addition, payments received on account have, as predicted, fallen by £50 million since 31 December 2003.

The capital employed on several oil and gas projects has increased and is not expected to reverse until late 2004 or early 2005 with the achievement of contract milestones.

The funding of activities in Iraq was at the lower end of expectations and amounted to £10 million as at 30 June 2004.

Closing net debt was £389 million (2003: £320 million) reflecting the factors noted above.

In July 2004, AMEC completed the refinancing of some medium-term facilities that were due to expire in the first half of 2005. The new facility is for a five-year term, retains AMEC's principal covenants and is attractively priced.

Net interest payable

The group interest charge in the period benefited from the profit arising on the disposal of another tranche of PPP subordinated debt investment. The profit is reported on the same basis as an earlier disposal concluded in late 2001.

The charge also reflects a full period of the SPIE acquisition funding (2003: four months) and higher levels of working capital for the reasons outlined above.

Stuart Siddall
Finance Director
2 September 2004

Consolidated Profit and Loss Account

For the six months ended 30 June 2004

	Notes	Six months ended 30 June 2004			Six months ended 30 June 2003			Year ended 31 December 2003		
		Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million	Before goodwill amortisation and exceptional items £ million	Goodwill amortisation and exceptional items £ million	Total £ million
Turnover: Group and share of joint ventures	2	**2,239.0**	**–**	**2,239.0**	2,320.6	–	2,320.6	4,712.7	–	4,712.7
Share of turnover in joint ventures		**(76.3)**	**–**	**(76.3)**	(220.8)	–	(220.8)	(289.9)	–	(289.9)
Group turnover		**2,162.7**	**–**	**2,162.7**	2,099.8	–	2,099.8	4,422.8	–	4,422.8
Cost of sales		**(1,893.3)**	**–**	**(1,893.3)**	(1,854.9)	–	(1,854.9)	(3,853.2)	–	(3,853.2)
Gross profit		**269.4**	**–**	**269.4**	244.9	–	244.9	569.6	–	569.6
Administrative expenses		**(231.5)**	**(10.0)**	**(241.5)**	(199.5)	(8.7)	(208.2)	(441.1)	(16.3)	(457.4)
Group operating profit/(loss)		**37.9**	**(10.0)**	**27.9**	45.4	(8.7)	36.7	128.5	(16.3)	112.2
Share of operating profit/(loss) in joint ventures and associates		**12.0**	**–**	**12.0**	2.9	(0.7)	2.2	13.2	(0.7)	12.5
Total operating profit/(loss)	2	**49.9**	**(10.0)**	**39.9**	48.3	(9.4)	38.9	141.7	(17.0)	124.7
(Loss)/profit on disposal or closure of operations:										
(Loss)/profit before goodwill		**–**	**(19.6)**	**(19.6)**	–	1.5	1.5	–	0.6	0.6
Goodwill previously written-off to reserves		**–**	**(13.0)**	**(13.0)**	–	–	–	–	–	–
		–	**(32.6)**	**(32.6)**	–	1.5	1.5	–	0.6	0.6
Loss on disposal of fixed assets		**–**	**–**	**–**	–	(0.8)	(0.8)	–	(0.4)	(0.4)
Profit/(loss) on ordinary activities before interest		**49.9**	**(42.6)**	**7.3**	48.3	(8.7)	39.6	141.7	(16.8)	124.9
Net interest payable:										
Group		**(6.0)**	**–**	**(6.0)**	(8.1)	–	(8.1)	(18.4)	–	(18.4)
Joint ventures and associates		**(6.4)**	**–**	**(6.4)**	(4.5)	–	(4.5)	(10.8)	–	(10.8)
		(12.4)	**–**	**(12.4)**	(12.6)	–	(12.6)	(29.2)	–	(29.2)
Profit/(loss) on ordinary activities before taxation		**37.5**	**(42.6)**	**(5.1)**	35.7	(8.7)	27.0	112.5	(16.8)	95.7
Taxation on profit/(loss) on ordinary activities	3	**(12.3)**	**–**	**(12.3)**	(11.6)	1.7	(9.9)	(36.0)	1.1	(34.9)
Profit/(loss) on ordinary activities after taxation		**25.2**	**(42.6)**	**(17.4)**	24.1	(7.0)	17.1	76.5	(15.7)	60.8
Equity minority interests				**(0.3)**			(0.2)			(0.8)
(Loss)/profit for the period				**(17.7)**			16.9			60.0
Dividends	4			**(11.3)**			(10.6)			(30.7)
Retained (loss)/profit for the period				**(29.0)**			6.3			29.3
Earnings/(loss) per ordinary share:	5									
Basic		**8.5p**		**(6.0)p**	8.1p		5.8p	25.8p		20.4p
Diluted		**8.2p**		**(6.0)p**	8.0p		5.7p	25.3p		20.0p
Dividends per ordinary share	4			**3.8p**			3.6p			10.5p

Consolidated Balance Sheet

As at 30 June 2004

	Note	30 June 2004 £ million	30 June 2003 (as restated) £ million	31 December 2003 (as restated) £ million
Fixed assets				
Intangible assets		**340.0**	340.2	342.1
Tangible assets		**197.7**	236.1	207.0
		537.7	576.3	549.1
Investments:				
Joint ventures:				
Share of gross assets		**642.4**	510.7	639.7
Share of gross liabilities		**(579.4)**	(469.7)	(585.6)
		63.0	41.0	54.1
Associates		**–**	7.6	12.7
Other		**36.9**	36.5	30.3
		99.9	85.1	97.1
		637.6	661.4	646.2
Current assets				
Stocks		**125.2**	114.5	102.0
Debtors: amounts falling due within one year		**1,579.6**	1,659.4	1,541.6
Debtors: amounts falling due after one year		**177.4**	152.2	177.6
Cash at bank and in hand		**288.3**	326.9	364.8
		2,170.5	2,253.0	2,186.0
Creditors: amounts falling due within one year		**(1,948.3)**	(1,993.6)	(1,919.1)
Net current assets		**222.2**	259.4	266.9
Total assets less current liabilities		**859.8**	920.8	913.1
Creditors: amounts falling due after one year		**(560.3)**	(627.2)	(587.3)
Provisions for liabilities and charges		**(56.1)**	(47.6)	(57.3)
Net assets	7	**243.4**	246.0	268.5
Capital and reserves				
Called up share capital		**150.7**	149.5	149.6
Share premium account		**87.7**	82.5	82.8
Revaluation reserve		**11.1**	11.1	11.1
Capital redemption reserve		**17.2**	17.2	17.2
Profit and loss account		**(30.7)**	(17.0)	0.4
Shareholders' funds		**236.0**	243.3	261.1
Equity minority interests		**7.4**	2.7	7.4
Capital employed		**243.4**	246.0	268.5

Consolidated Summary Cash Flow Statement

For the six months ended 30 June 2004

	Note	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
Net cash flow from operating activities	3	**(120.5)**	(70.0)	97.9
Dividends from joint ventures		**0.7**	0.8	4.3
Returns on investment and servicing of finance		**(4.0)**	(6.2)	(12.9)
Taxation		**(13.6)**	(11.0)	(30.6)
Capital expenditure		**(14.4)**	(15.6)	(18.8)
Acquisitions and disposals		**(14.2)**	(169.3)	(187.0)
Dividends		**(10.5)**	(10.0)	(28.9)
Net cash flow before use of liquid resources and financing		**(176.5)**	(281.3)	(176.0)
Management of liquid resources		**26.8**	(13.3)	(20.2)
Financing		**114.4**	346.0	291.7
(Decrease)/increase in cash		**(35.3)**	51.4	95.5
Reconciliation of net cash flow to movement in net funds				
(Decrease)/increase in cash		**(35.3)**	51.4	95.5
Cash flow from movement in debt		**(108.4)**	(346.0)	(291.3)
Cash flow from movement in liquid resources		**(26.8)**	13.3	20.2
Change in funds resulting from cash flows		**(170.5)**	(281.3)	(175.6)
Exchange and other non cash movements		**(0.1)**	(1.8)	(5.2)
Movement in net funds in period		**(170.6)**	(283.1)	(180.8)
Net funds at beginning of period		**(218.1)**	(37.3)	(37.3)
Net funds at end of period		**(388.7)**	(320.4)	(218.1)
Analysis of net funds				
Cash at bank and in hand		**195.1**	208.8	243.8
Overdrafts		**(18.6)**	(27.1)	(22.9)
Debt due within one year		**(202.9)**	(53.0)	(86.9)
Debt due after one year		**(455.5)**	(567.2)	(473.1)
Liquid resources		**93.2**	118.1	121.0
		(388.7)	(320.4)	(218.1)

1 Preparation of Interim Results

The interim results have been prepared on the basis of the accounting policies set out in AMEC's annual report and accounts for the year ended 31 December 2003 except as noted below.

The figures for the year ended 31 December 2003 have been extracted from the statutory accounts which have been filed with the Registrar of Companies and on which the auditors gave an unqualified report.

In order to conform with the requirements of UITF Abstract 38 "Accounting for ESOP trusts" and the amendment to UITF Abstract 17 "Employee share schemes", investments in AMEC plc ordinary shares of 50 pence each held by the trustees of the Long-Term Incentive Plan and Performance Share Plan 2002 are recorded as a deduction in arriving at shareholders' funds. Previously these shares were shown within investments. This change has no impact on the profit and loss account for either the prior periods or the period under review.

Additional reviews of the SPIE balance sheet have resulted in the reallocation of amounts held within certain balance sheet captions as at 30 June 2003 and 31 December 2003. These changes provide additional consistency in the presentation of debtors, creditors and provisions and have no impact on the net assets of the group at these period ends.

The interim report and accounts were approved by the board of directors on 2 September 2004 and are unaudited.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com Copies of annual reports and accounts are also available upon written request from: WI Link, Hook Rise South, Surbiton, Surrey, KT6 7LD, United Kingdom.

2 Analysis of Total Turnover, Total Operating Profit/(Loss) and Net Assets

	Total turnover			Total operating profit/(loss)		
	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million	**Six months ended 30 June 2004 £ million**	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
Class of business:						
Client Support Services						
Operations Support	**1,174.7**	1,060.4	2,207.8	**43.1**	33.5	86.1
Consulting and Design	**147.4**	153.2	309.5	**(0.3)**	3.5	8.7
	1,322.1	1,213.6	2,517.3	**42.8**	37.0	94.8
Capital Projects						
Construction Management	**69.8**	107.1	213.6	**(1.1)**	(3.4)	(5.0)
Construction	**810.8**	986.8	1,940.1	**15.2**	22.6	60.6
	880.6	1,093.9	2,153.7	**14.1**	19.2	55.6
Investments						
Development and Regeneration	**40.2**	39.6	82.6	**1.0**	0.5	8.3
Public Private Partnerships	**19.0**	17.8	36.2	**4.1**	4.6	9.5
	59.2	57.4	118.8	**5.1**	5.1	17.8
	2,261.9	2,364.9	4,789.8	**62.0**	61.3	168.2
Internal turnover	**(22.9)**	(44.3)	(77.1)	**-**	-	-
Corporate costs	**-**	-	-	**(12.1)**	(13.0)	(26.5)
	2,239.0	2,320.6	4,712.7	**49.9**	48.3	141.7
Goodwill amortisation	**-**	-	-	**(10.0)**	(9.4)	(17.0)
	2,239.0	2,320.6	4,712.7	**39.9**	38.9	124.7

Notes to the Accounts
continued

2 Analysis of Total Turnover, Total Operating Profit/(Loss) and Net Assets continued

	Total turnover			Total operating profit/(loss)		
	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
Geographical origin:						
United Kingdom	**974.3**	1,070.5	2,109.6	**33.9**	30.5	94.8
Rest of Europe	**710.9**	630.3	1,379.6	**24.2**	16.4	43.1
Americas	**304.5**	394.6	749.3	**1.6**	7.5	9.1
Rest of the world	**249.3**	225.2	474.2	**2.3**	6.9	21.2
	2,239.0	2,320.6	4,712.7	**62.0**	61.3	168.2
Corporate costs	**–**	–	–	**(12.1)**	(13.0)	(26.5)
	2,239.0	2,320.6	4,712.7	**49.9**	48.3	141.7
Goodwill amortisation	**–**	–	–	**(10.0)**	(9.4)	(17.0)
	2,239.0	2,320.6	4,712.7	**39.9**	38.9	124.7

	Net assets		
	30 June 2004 £ million	30 June 2003 £ million	31 December 2003 £ million
Class of business:			
Client Support Services	**56.9**	89.6	16.4
Capital Projects	**92.6**	28.4	(3.7)
Investments	**108.0**	86.6	101.3
	257.5	204.6	114.0
Goodwill capitalised	**340.0**	340.2	342.1
Net debt	**(388.7)**	(320.4)	(218.1)
Unallocated net assets	**34.6**	21.6	30.5
	243.4	246.0	268.5
Geographical origin:			
United Kingdom	**154.3**	89.3	46.3
Rest of Europe	**6.6**	26.5	(26.3)
Americas	**91.8**	98.1	100.6
Rest of the world	**4.8**	(9.3)	(6.6)
	257.5	204.6	114.0
Goodwill capitalised	**340.0**	340.2	342.1
Net debt	**(388.7)**	(320.4)	(218.1)
Unallocated net assets	**34.6**	21.6	30.5
	243.4	246.0	268.5

3 Taxation on Profit/(Loss) on Ordinary Activities

The charge for taxation on the profit/(loss) on ordinary activities before goodwill amortisation and exceptional items for the six months ended 30 June 2004 is based on an effective rate of 32.8 per cent, which has been calculated by reference to the projected charge for the full year.

4 Dividends

The interim ordinary dividend of 3.8 pence per share will be paid on 4 January 2005 to members on the register at the close of business on 26 November 2004.

5 Earnings/(Loss) per Ordinary Share

In order to appreciate the effects of goodwill amortisation and exceptional items (net of attributable tax) on the reported underlying performance, additional calculations of earnings per ordinary share have been presented. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Long-Term Incentive Plan and Performance Share Plan 2002 and those held by the qualifying employee share ownership trust.

Basic earnings per ordinary share, before goodwill amortisation and exceptional items (net of attributable tax), have been calculated on earnings of £24.9 million divided by the average number of ordinary shares in issue during the period of 294.5 million.

Basic earnings per ordinary share, after goodwill amortisation and exceptional items (net of attributable tax), have been calculated on a loss of £17.7 million divided by the average number of ordinary shares in issue during the period of 294.5 million.

Diluted earnings per ordinary share, before goodwill amortisation and exceptional items (net of attributable tax), have been calculated on earnings of £24.9 million and after including the effect of all dilutive potential ordinary shares, which increases the average number of ordinary shares in issue during the period to 303.3 million.

Diluted earnings per ordinary share, after goodwill amortisation and exceptional items (net of attributable tax), have been calculated a loss of £17.7 million and the average number of ordinary shares in issue during the period of 294.5 million. There are no dilutive ordinary shares.

6 Statement of Total Recognised Gains and Losses

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
(Loss)/profit for the period	**(17.7)**	16.9	60.0
Exchange and other movements	**(11.0)**	5.2	(2.3)
Adjustment arising from the full consolidation of SPIE	**-**	(12.1)	(12.1)
Total losses and gains recognised relating to the period	**(28.7)**	10.0	45.6

Notes to the Accounts
continued

7 Reconciliation of Movements in Consolidated Shareholders' Funds

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
(Loss)/profit for the period	**(17.7)**	16.9	60.0
Dividends	**(11.3)**	(10.6)	(30.7)
Retained (loss)/profit for the period	**(29.0)**	6.3	29.3
Exchange and other movements	**(11.0)**	5.2	(2.3)
Shares issued	**6.0**	-	0.4
Adjustment arising from the full consolidation of SPIE	-	(12.1)	(12.1)
Goodwill written back on closures and disposals	**13.0**	-	-
Movements relating to the Long-Term Incentive Plan and Performance Share Plan 2002	**(4.1)**	(3.7)	(1.8)
Net (reduction)/increase in shareholders' funds	**(25.1)**	(4.3)	13.5
Shareholders' funds as at beginning of period	**261.1**	247.6	247.6
Shareholders' funds as at end of period	**236.0**	243.3	261.1

Shareholders' funds as at 31 December 2002 were £251.8 million and have been amended to incorporate a prior year adjustment of £4.2 million which arose on the adoption of UITF Abstract 38 "Accounting for ESOP trusts" and the amendment to UITF Abstract 17 "Employee share schemes".

8 Reconciliation of Group Operating Profit to Net Cash Flow from Operating Activities

	Six months ended 30 June 2004 £ million	Six months ended 30 June 2003 £ million	Year ended 31 December 2003 £ million
Group operating profit	**27.9**	36.7	112.2
Goodwill amortisation	**10.0**	8.7	16.3
Depreciation	**18.0**	16.3	47.8
(Increase) in stocks	**(18.9)**	(14.4)	(0.3)
(Increase)/decrease in debtors	**(36.3)**	219.8	307.7
Decrease in creditors and provisions	**(128.3)**	(336.8)	(382.2)
Exchange and other movements	**7.1**	(0.3)	(3.6)
Net cash flow from operating activities	**(120.5)**	(70.0)	97.9

Independent Review Report by KPMG Audit Plc to AMEC plc

Introduction

We have been engaged by the company to review the financial information set out on pages 12 to 18 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4, Review of interim financial information, issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered accountants
Manchester
2 September 2004

Shareholder Information

Financial Calendar
March Preliminary announcement for the year ended 31 December.
April Annual report and accounts for the year ended 31 December.
May Annual general meeting.
September Interim report for the half year ended 30 June.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com. Copies of annual reports and accounts are also available upon written request from: WILink, Hook Rise South, Surbiton, Surrey KT6 7LD, United Kingdom.

Payment of Dividends
Interim ordinary dividend announced in September and paid in January.

Final ordinary dividend announced in March and paid in July.

Shareholders who do not have dividend payments made directly into their bank or building society accounts through the Bankers Automated Clearing System (BACS) may do so by contacting the company's registrar, Capita Registrars.

Dividend Reinvestment Plan
A dividend reinvestment plan (DRIP) is available for the convenience of shareholders who would prefer the company to utilise their dividends for the purchase, on their behalf, of additional shares of the company instead of receiving cash dividends.

The DRIP provides for shares to be purchased in the market on, or as soon as reasonably practicable thereafter, any dividend payment date at the price then prevailing in the market. Further details of the DRIP may be obtained from:

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
United Kingdom
Tel: +44 (0)20 8639 2000
E-mail: ssd@capitaregistrars.com

Electronic Communications
AMEC's web site has a facility whereby shareholders can link to the company's registrar Capita Registrars via its web site in order to gain access to general shareholder information as well as personal shareholding details. You will need an internet-enabled computer with Internet Explorer 4 or Netscape 4 or above to access these shareholder services. If you wish to access details of your personal shareholding you will need your investor code, which is printed in the bottom right-hand corner of your AMEC share certificates and dividend tax vouchers.

To access these services:

1 Select the 'Investors' home page of www.amec.com
2 Click on the 'Need to contact the registrar?' link
3 Click on the Electronic shareholder services link

AMEC now offers shareholders the opportunity to receive communications such as notices of shareholder meetings and the annual report and accounts electronically. AMEC encourages the use of electronic communication as, not only does it save the company printing and mailing costs, it is also a more convenient and prompt method of communication.

If you decide to receive communications electronically, you will be sent an e-mail message each time a new shareholder report or notice of meeting is published. The e-mail will contain links to the appropriate web site where documents can be viewed. It is possible to change your instruction at any time by amending your details on the register.

If you would like to receive electronic communications, you will need to register your e-mail address as follows:

1 Select the 'Investors' home page of www.amec.com
2 Click on the 'Need to contact the registrar?' link
3 Click on the link in the 'Electronic shareholder communications' section
4 Subject to having accepted the conditions of use of the Electronic Communications Service provided by Capita Registrars, enter your family name, investor code and postcode and then click on 'go'

If you decide not to register an e-mail address with the registrar, you will continue to receive all communications in hard copy form.

If you have any queries regarding electronic communications, please contact the company's registrar, Capita Registrars, on +44 (0)870 162 3100.

Registered Office
AMEC plc
Sandiway House, Hartford, Northwich, Cheshire CW8 2YA
United Kingdom
Registered in England No 1675285

This report is printed on Mega Matt. The paper is made from 50 per cent chlorine-free pulp from plantation forests and from 50 per cent recycled and de-inked fibres. Any wastage in the finishing process has been addressed and minimised. The printers of the report are also ISO 14001 accredited and actively work to minimise the effects of the business on the environment.

Designed and produced in collaboration with
Romanus Odiwe, Johnny Boylan, Roger Fox and Saffron Digital Production Ltd.

Printed by wace.


AMEC plc
65 Carter Lane
London EC4V 5HF
United Kingdom
Tel: +44 (0)20 7634 0000
Fax: +44 (0)20 7634 0001
www.amec.com

104

AMEC plc annual report and accounts 2004









A leader in project management and services, we design, deliver and support infrastructure – from local technical services to international landmark projects

Across the world

Responsibly

For the long term

44,000 people

700 locations

40 countries

Contents

AMEC at a glance



About us

AMEC is an international project management and services company, employing 44,000 people in over 40 countries around the world.

We provide total life of asset services – designing, delivering and supporting our clients' investments in capital assets.

Design
We help develop the initial concept, plan funding and add value from the initial concepts through to detailed designs.

Deliver
We project manage, construct and take care of commissioning according to individual client's requirements.

Support
We offer support services, from long-term maintenance to specialist technical services such as environmental consulting. And at the end of the asset's life, we can help shut it down safely.

Our markets and customers

AMEC has major home markets in the UK, Continental Europe and the Americas and works internationally from Alaska to Australia.

We work for a wide range of clients across the public and private sectors, ranging from national and local governments to blue chip companies on both sides of the Atlantic.

Our largest customer accounts for around six per cent of total turnover.







Principal activities

Engineering and Technical Services ("ETS")

Specialist services ranging from environmental consulting to asset maintenance.

Unlike the rest of AMEC, where we meet customers' needs as a national or international business, the Multitechnical and Environmental businesses provide services locally, to a diverse regional and international client base. With over 50,000 clients in many different sectors and a high percentage of repeat business, ETS is generally a highly predictable business.

Multitechnical Services

In Europe, AMEC SPIE provides a broad range of mechanical, electrical and communications services, ranging from maintenance of street lighting for local authorities to design and delivery of fully automated vehicle assembly lines and advanced voice and data systems. It has a network of offices in over 300 locations across Benelux, France, Portugal and Spain.

Environmental Services

With a network of 100 offices in North America and beyond, the Environmental business provides a range of specialist services from environmental assessments to geo-technical and materials testing services.

Design and Engineering Services

Provides services from front-end design to maintenance support across a wide range of market sectors, mainly in North America and the UK.

Oil and Gas

With market-leading expertise working in hostile deepwater environments, AMEC provides total life of asset services to clients in the international oil and gas industry, where barriers to entry are extremely high.

In recent years AMEC has successfully pursued a strategy of international growth, working closely with long-term clients who are developing new sources of supply around the world.

Upstream

AMEC has leading market positions in the engineering and project management of complex offshore topsides and in operations and maintenance services. In Canada, we have a strong position in the large and growing oil sands industry.

Downstream and Pipelines

In Downstream, AMEC is recognised for its expertise in gas processing and operations and maintenance, whilst in Pipelines the group is one of the world's leading large-diameter pipeline contractors.

Project Solutions

Construction Services

AMEC takes a selective approach to project delivery for public and private sector clients, in particular markets where we have expertise, often involving design, maintenance or operations support and sometimes equity participation.

Project Equity Investments

AMEC has equity participation in PPP and urban regeneration projects where multiple income streams are typically generated – from the investment, construction work and associated services. Significant opportunities also exist for additional investment in our Wind Energy business.

Financial highlights



Total operating profit 2004

- Engineering and Technical Services 43% £75.3m
- Oil and Gas 33% £57.2m
- Project Solutions 24% £41.4m

Total turnover	£m
04	4,816.4
03	4,712.7
02	4,331.6
01	4,467.5
00	3,980.0

Pre-tax profit	£m
04	118.1
03	112.5
02	105.2
01	116.7
00	96.9

Diluted earnings per ordinary share	p
04	25.9
03	25.3
02	24.3
01	26.5†
00	23.5

Dividends per ordinary share	p
04	11.0
03	10.5
02	10.0
01	9.5
00	8.5

- Record pre-tax profit of £118.1 million – up 5%
- Operating profit in Engineering and Technical Services up 8%
- Oil and Gas boosts margin to 4.7% and expands in Houston
- PPP portfolio valued at £77 million
- Dividends increased by 5% to 11.0 pence per share
- Further progress expected across all three businesses

	2004 £ million	2003 £ million	
Total turnover	4,816.4	4,712.7	+2.2%
Total operating profit	149.6	141.7	+5.6%
Pre-tax profit	118.1	112.5	+5.0%
Pre-tax profit after goodwill amortisation and exceptional items	65.7	95.7	-31.3%
Effective tax rate	32.8%	32.0%	+0.8pts
Average weekly net debt	450.0	360.0*	+25.0%
Diluted earnings per ordinary share	25.9p	25.3p	+2.4%
Dividends per ordinary share	11.0p	10.5p	+4.8%

* Pro forma average weekly net debt for the year ended 31 December 2003 assumes SPIE S.A. was acquired and 51 per cent of Spie Batignolles S.A. was disposed of on 1 January 2003

† Pro forma basis assuming preference shares were converted to ordinary shares on 1 January 2001

Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items. Amounts and percentage movements relating to total operating profit and margin of Engineering and Technical Services, Oil and Gas and Project Solutions activities are stated before corporate costs of £24.3 million, goodwill amortisation of £21.6 million, a pre-tax exceptional charge of £17.8 million plus goodwill previously written off to reserves of £13.0 million.

Any forward looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors including some which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward looking statements made in this document.

Why AMEC?

An introduction to this annual report and to investing in AMEC





Sir Peter Mason KBE
Chief executive

New reporting
During 2004, we simplified the way we report our results. We now present these for our three main businesses: Engineering and Technical Services, Oil and Gas and Project Solutions. This reflects better the way our business

has been reshaped in recent years and allows investors to develop an informed view of the prospects for AMEC in each of our three areas of activity.

Over the next 16 pages, you can read about our services, customer base and the operating model of each of these in more detail.

A balanced portfolio

The new reporting should help to clarify the reasons for investing in AMEC and the way our three different but complementary businesses fit together to make a balanced portfolio. In particular, it shows:

- In Engineering and Technical Services we have a robust business delivering predictable earnings, which offers thousands of customers, both large and small, a range of technical services through a growing network of local outlets across Europe – and a similarly structured environmental consulting business in the Americas.

Year on year, these businesses grow by pushing more volume through an expanding network. In addition, our Design and Engineering business is well positioned to benefit from any upturn in our industrial clients' capital spending in the Americas.

- Our Oil and Gas business offers particularly attractive prospects. A leading player in the high growth upstream segment of the oil and gas market, it has longstanding relationships with a growing number of major international and national oil companies. Its competitive position has been strengthened through the recent acquisition of the engineering firm Paragon, in Houston, which gives us more capacity to benefit from strong demand and new customer relationships won in 2004.

- In Project Solutions, prospects in our UK public sector markets of health, education, transport and defence continue to look promising as the Government renews its commitment to these services. Importantly, our strategy of prudent investment in quality PPP, urban regeneration and wind projects has paid off and we now have a maturing portfolio of equity investments. This makes us confident we can deliver substantial and growing annual profits in 2005 and beyond, as we sell these investments, and selectively reinvest – a process that has already begun.

Differentiated by our expertise

All three of the businesses you will see in the next section are underpinned by our technical skills, our long-term customer relationships, and our project management expertise – delivering best lifetime value.

With thousands of technical and scientific experts, AMEC has deep specialist knowledge in the industries in which it works, where barriers to entry are often high. This makes us the natural choice for many of our customers. During 2004, we forged more of the long-term contracts with companies and governments that are so important for our future and, importantly, saw rising demand for our project management skills. Increasingly, customers are looking to us to take on the role of adviser, structuring and shaping projects at a high level. We see this as an important future growth opportunity in a range of new markets.

The next section of this report gives you more detail on the investment proposition offered by each of our three main businesses, after which you can turn to a review of our performance in 2004.











Engineering and Technical Services

Significant opportunities for growth

With total turnover of over £2 billion and generating 43 per cent of total operating profit, Engineering and Technical Services ("ETS") is the largest of AMEC's three business segments.

ETS has three discrete areas of activity – Multitechnical Services, Environmental Services and Design and Engineering Services.



Jean Monville
Chairman and CEO,
AMEC Continental Europe



£2.3 billion
total turnover

Services in the first two businesses are delivered through extensive local networks – with over 300 locations in Continental Europe and around 100 in North America.

Unlike the rest of AMEC, where we meet customers' needs as a national or international business, the Multitechnical and Environmental businesses provide services locally to a diverse regional and international base. With over 50,000 clients in many different sectors and a high percentage of repeat business, ETS is generally a highly predictable business.

Our Design and Engineering business, provides services from front-end design to maintenance support for North American and UK clients across a range of sectors including transport, defence, mining, forest products, food and pharmaceutical.

Local service business model

The business model in Multitechnical and Environmental Services differs fundamentally from the model in other parts of AMEC.

First, these businesses are essentially local. While other AMEC businesses deliver from central locations, these work mainly through extensive local networks.

Secondly, the client base is extremely diverse. We have tens of thousands of customers across most sectors of the economy, while the other AMEC businesses have fewer customers and work on larger projects.

Thirdly, our strong local relationships mean we tend to win long-term or repeat business over a number of years. This, and the diversity of clients and end markets, gives our business great resilience and predictability.

Finally, our markets in both Europe and North America are highly fragmented, giving us significant opportunities for growth.









Engineering and Technical Services
continued

A highly predictable business

Multitechnical Services

By far the largest of the three areas of activity in ETS, is the Multitechnical Services business in Continental Europe. Here, AMEC SPIE provides a broad range of electrical, mechanical and communications services through its local service network of over 300 locations across Benelux, France, Portugal and Spain.

Examples of our Multitechnical Services

Our services span the total life of our clients' capital assets. Examples of our work include the illumination of the Eiffel tower – where we provided and maintain more than 20,000 specially designed bulbs, 40,000 connectors and 78 kilometres of cables – and other historic monuments across France in places including Limoges (illustrated left) and Toulouse. Also in Toulouse, we provide facilities management services for Airbus at their headquarters and have provided electrical engineering, heating, ventilation and air conditioning systems on the new assembly facility for the Airbus A380, together with advanced equipment for assembling various components of the airframe.

In the automotive sector, we have designed and delivered the new body assembly line for the recently launched Citroën C4 for PSA Peugeot Citroën at Mulhouse. This project involves 84 robots performing welding and materials handling tasks – we carried out the installation and programming – and is a good example of our automation skills.



In the public sector, we have designed, developed, installed and now support a customised solution for traffic management in the City of Lyons. This system has reduced journey times, allows better coordination of emergency services and provides high quality information to road users and operators. We have also been entrusted with communications at events as prestigious as the G8 summit in Evian, where we installed two independent secure telephone systems for the French Ministry of Foreign Affairs and the Ministry of the Interior – and put in more than 800 media workstations – in just two weeks.

Diverse customer base

AMEC SPIE has an extremely diverse customer base, spread across most sectors of the economy.

Our largest clients include government departments, local authorities and blue-chip companies such as Air Liquide, Cegetel, European Aeronautic Defence and Space Company ("EADS"), Electricité de France ("EDF"), France Télécom, and PSA Peugeot Citroën. It is our close working relationships with these, and tens of thousands of smaller customers, that form the essence of the business.

Large numbers of small contracts

Our customer relationships are characterised by large numbers of small contracts, with a high percentage of repeat business.

At any one time AMEC SPIE is working on around 10,000 contracts, with an average size of less than £20,000. This results in the business having a high degree of predictability – and results over the last ten years show performance to have been extremely robust through the economic cycle.

Fragmented market

The market for Multitechnical Services is extremely fragmented and offers significant opportunities for growth through geographical expansion.

Over the last five years, growth in this business has been a blend between GDP driven organic growth, the acquisition of small local businesses to enlarge our network and strategic acquisitions that give us an improved technical position – and we expect this to be the pattern as we move forward.





Early entry to the project life cycle

Environmental Services

Our Environmental business provides clients with a range of specialist services from environmental assessments to geo-technical and clean-up services and is important because it allows us to enter projects at the very beginning of the asset's life.

This business uses the same local service business model as the European Multitechnical Services business and operates from a network of 100 offices across North America and beyond.

Examples of our work include the provision of consultancy services in local storm water and flood control for the City of Charlotte, North Carolina. Here, we provided compliance and technical advice, and also developed software programs which planned the management of storm water flows.

We have numerous clients in the energy sector, where assignments include environmental and geotechnical work on projects such as the McKenzie Valley pipeline in Western Canada.











We have built strong relationships in the US Federal sector, where our expertise includes the clean up of military facilities including the firing range at the Massachussetts Military Reserve, Cape Cod. And we have major construction support programmes underway in Guam and Iraq, with smaller projects at several US domestic bases through our relationship with the US Air Force.

There are some very specialist niches within this business. For instance, Geomelt, which stabilises lower level radioactive waste. We are carrying out a contract initially valued at US$60 million for this process to be used to treat waste at Hanford, in the US, the largest nuclear site in the country. And we expect this technology – which has also been successfully used in Australia and Japan – to be employed in future at other similar sites across the world.

The environmental market is large and fragmented, has attractive margins and offers good opportunities for growth in the Americas, Europe and the Far East.

Design and Engineering Services

The last of our ETS businesses is Design and Engineering, which provides services from front-end design to maintenance support for clients in the UK, the Americas and Iraq. This business works in a range of sectors, including transport, defence, mining, forest products, food and pharmaceutical.

In the UK, we have worked with British Nuclear Group ("BNG") and its predecessor British Nuclear Fuels Ltd ("BNFL") for over 25 years. Today, we are working together to decommission some of the oldest buildings on the UK Sellafield site and have also installed special fire protection systems in the waste storage silos. And we have





a seven year joint venture contract, worth £460 million, to provide property management services for around 400 establishments belonging to the UK Ministry of Defence in Scotland, ranging from RAF Lossiemouth to small communications transmitters.

Examples of our work in the Americas include the design and delivery of a new fibre line system for Bowater, the paper company, in South Carolina. And we are providing design and engineering services for 10 stories or 250,000 square feet of new laboratories for the University Health Network in Toronto.



Financial performance of this business has been affected in recent years by severe cutbacks in customers' capital expenditure, particularly in the US. We have, and continue to, address our cost base – and this business will be one of the earliest beneficiaries of any resumption in our customers' capital expenditure.

Oil and Gas

33%
total operating profit

Specialist total life of asset
services and project delivery

Carlos Riva
Chief executive AMEC Group Limited,
Chairman AMEC Americas



With market-leading expertise working in deep water and hostile environments, AMEC provides total life of asset services and project delivery to clients in the international oil and gas industry.

This business, with total operating profit of £57.2 million, makes up a third of our business overall.

We are a leader in our chosen fields and work right across the upstream, downstream and pipeline sectors of the market in regions as widely spread as Australia, West Africa and the Canadian oil sands.

We work closely with long-term clients who are developing new sources of supply around the world, often in hostile operating environments. And we continue to increase levels of activity through new client relationships around the world.

Competitive advantage

Barriers to entry in the oil and gas market are extremely high, and our proven health and safety management systems, robust environmental systems, highly skilled workforce and regional presence mean we have a solid and established position with our customers.

Scope for margin improvement

Underlying margins in this business are stable. Generally, we enjoy higher margins in our design and support services than we do in project delivery – where large sums of money relating to procurement of materials or subcontractors attract small margins. As customers look to AMEC more for design and project management services – and less for actual construction, we see scope for margin improvement and further risk reduction.

Long-term contracts

This business has a strong portfolio of contracts and customers. We have a number of long-term support services contracts with a broad geographical spread – and the three largest deepwater operators – Shell, BP and ExxonMobil – are all long-term AMEC customers.

With oil and gas expected to remain the dominant source of global energy supply for the foreseeable future, we see significant long-term opportunities arising across all areas of the business.









Oil and Gas
continued

A world leader in deep water and hostile environments

Upstream

With over 30 years' experience working with our clients, this business has developed a leading international position in the upstream oil and gas industry. In this market sector we design, deliver and support offshore and onshore production facilities and have special expertise on the complex topsides found on oil rigs and the latest generation of floating production, storage and offtake vessels, or "FPSOs".

Specialist expertise
We are working in joint venture for ExxonMobil on the Kizomba A and B FPSO projects offshore Angola, and for Woodside Energy on its Enfield FPSO offshore Australia. In the past, we also fabricated these FPSOs – for instance Shell's massive turnkey Bonga project, offshore Nigeria. Today, however, customers are sending FPSO construction work to lower-cost locations like Korea – and using us for the higher-value front-end design, procurement and project management services. This means we book less turnover than we did, but the attractive trade-off is that we now carry far less risk and enjoy a better margin.







Shell Expro's Sigma 3 is another example of our upstream work, this time in the North Sea. This is a seven year joint venture services contract supporting all Shell's Northern North Sea assets. And we have been building our international portfolio. Shell's Malampaya project is one example of the support services work we are developing in the Far East.

We are also working in Kuwait – where we recently secured an important long-term contract from the Kuwait Oil Company, to support the development of their assets in the south of the country – and in Indonesia, where we are carrying out an offshore survey for BP Indonesia, aimed at enhancing the performance and life of 60 oil platforms. This work may lead to additional maintenance and engineering services contracts in both regions.

Leading position in oil sands

We have a strong position in the large and growing Canadian oil sands industry, servicing companies extracting onshore oil from the sands in Northern Alberta. Here, a very different extraction technology is used – it is more similar to mining. This business is extremely busy at present, as more efficient extraction methods and a strong oil price have made it more attractive for our customers to invest.

Long-term client relationships

We have strong relationships with the major oil companies, built up over many years. Examples include BP, with whom we have been involved in project activity on a continuous basis since the 1970s; ExxonMobil, where our relationship with Esso goes back to the 1960s; Shell, with whom we have worked in the North Sea since the early 1970s; and Total, where we have a long-term relationship in asset support, both in West Africa and the Middle East.

Our relationships with these and other large operators are bringing in new work as they develop new fields in West Africa, the Caspian and Russia, the Gulf of Mexico, Brazil and the North Atlantic. And we expect to remain busy for the foreseeable future, working with oil companies to maintain and upgrade their existing assets, whilst providing assistance as they bring on-line new sources of supply to offset declining reserves in existing areas of production.







Oil and Gas
continued

Delivering assured production





Downstream

AMEC is recognised in the downstream sector for its expertise in gas processing and operations and maintenance and provides a range of services to operators of refineries and petrochemical facilities.



Gas

We have developed specialist expertise in the gas industry and have long-term relationships with clients including Saudi Aramco, with whom we have been working since 1966 and National Grid Transco, where our relationship goes back over 30 years.



Refining

In the refining industry, we have maintained a strong association with key clients over the past forty years, having become firmly established as one of the premier refinery contractors, notably in the Middle East, China and Western Europe. Our projects have included new facilities, shutdowns and maintenance management. One example of a long-term client relationship in this market sector is with BP at its large Grangemouth facility in Scotland, where we have been working for 35 years.

Petrochemicals

We provide a full range of total life of asset services to our clients in the petrochemicals sector. Here, we have over 70 years of experience working in markets including China, where we have undertaken over 100 project and service contracts in the last 13 years. One of these is the SECCO ethylene production plant in China – one the largest of its kind in the world – where we are providing project management and procurement services.





Pipelines

In the last of our businesses in the oil and gas sector, we are a global leader in large diameter pipelines, with extensive experience of working on some of the most challenging pipeline projects of recent years in climates ranging from tropical rainforests to frozen tundra.

Our services range from planning and regulatory permitting through to consulting and design, financial planning, engineering, procurement, construction, commissioning, operation and maintenance. And we have particular strength in meeting clients' needs in the areas of environmental protection and pipeline integrity.

Our pipelines are capable of distributing a wide variety of products, including natural gas, liquid hydrocarbons, multi-phase hydrocarbons, synthetic crude oil, diluted bitumen and mine products and tailings.

Recent work in this sector includes over 1,000 kilometres of 30 inch diameter pipeline from Chad to Cameroon in Africa, the BTC pipelines in Georgia, which will export oil and gas from the huge Caspian fields, and the Cheyenne Plains pipeline – the largest cross-country pipeline project in the US in 2004.



Project Solutions



£1.4 billion
total turnover





Project Solutions is linked to other parts of the life of asset value chain

Project Solutions is the business that has evolved out of our traditional construction activity. Today, it has total turnover of £1.4 billion, mainly in the UK, is an important generator of future value and is central to our overall strategy.

In the past, we often simply built projects for the lowest cost, whereas today, while construction may form part of the job, we typically get involved in design, maintenance or operations support and sometimes equity participation. Rarely, now, will we do stand-alone construction.

Construction Services

We take a selective approach to project delivery for public and private sector clients, in particular markets where we have expertise. Our projects normally arise as a result of an existing relationship with a client and we will sometimes make an equity investment in a project, for instance when it is delivered under a Public Private Partnerships ("PPP") scheme.

Public sector markets

We are focused on five main public sector markets: healthcare, education, transport, defence and urban regeneration. We have a long standing and, we believe, successful relationship with the UK government and we see significant opportunities arising from its commitment to sustained spending.

In healthcare, we are working in joint venture on the design, financing, construction and operation of the new 669-bed University College London Hospital – this being a good example of our project delivery activity within the framework of a PPP project.

AMEC has long been associated with road building, and is one of the leading players in the UK market today. Our participation is through either traditional contractual relations with the Highways Agency, or through PPP. One example of our current involvement in this market is the A1 upgrade between Darrington and Dishforth, which is being delivered as a PPP project.

Our work in the defence sector includes designing and building a new submarine berthing facility at Her Majesty's Naval Base Clyde – including a new floating jetty, all electrical and mechanical services, and a jetty support building.

Private sector markets

In the private sector, we work in particular for customers who need high-specification, high-quality delivery. For instance, we work for pharmaceutical companies like GlaxoSmithKline and AstraZeneca, designing, delivering and supporting their research and development and other specialised facilities. We also work for similarly demanding commercial or light industrial customers – for instance those who need very engineered, high-quality storage, production or retail outlets. Marks & Spencer, for instance, is one of our retail customers.

Overall in this segment, we are selective in choosing customers and often have a long-term relationship that will deliver a stream of projects over time.

We also have an important rail projects business – and are one of the leading players in this market – which spans the private and public sector. One example of our work is the recently completed first section of the new high speed Channel Tunnel line between Folkestone and Swanley, Kent, where we provided design, supply, installation and testing. Another sector where we see real potential and have a strong position is in European light rail systems, where we generally provide track and power supplies. We have delivered a number of projects already, for instance in the cities of Caen, Strasbourg and Bordeaux.

The projects side of AMEC has been substantially overhauled over the last few years, and what we have now is a very focused business in markets we know well and where we see real growth potential. Through our risk management process, we will manage remaining risk in the business and thereby improve the quality of earnings.





John Early
Development and Investments director

Delivering in partnership

Project Equity Investments

This business falls into three main areas – Public Private Partnerships ("PPP"), Property Developments and Wind Energy. What is common to all three is the opportunity to generate multiple income streams from investment, construction work, and associated services.

PPP

AMEC has been in the UK PPP market since the introduction of the Private Finance Initiative – and has a team of project finance and legal professionals engaged in the complete PPP delivery structure, from front end bidding to long-term management of the investment.

We apply strict selection criteria to the work we do in PPP and stick to what we know – the delivery and maintenance of capital assets – we do not pursue "soft" services like catering.

To realise value from our PPP portfolio we expect, at the appropriate time, routinely to sell all or part of our investment in a rolling process – similar to that which we use in our Developments business.

Developments

In this business we have the ability to deal with complex planning issues, financing and project management and have particular expertise in mixed-use urban regeneration projects – which can include retail, commercial, residential and other facilities.

We have built strong relationships with the key players in urban regeneration – working in partnership with landowners such as local authorities and occasionally private sector organisations.

We have two particularly important joint ventures in the regeneration area – with ISIS Waterside Regeneration, to redevelop British Waterways' large portfolio of surplus land and with English Cities Fund, to regenerate inner city locations. Both are reaching the stage where they should soon start to produce attractive earnings streams.

Our business model in Developments is to minimise upfront capital employed, by partnering with landowners and to reduce risk by securing pre-lets and pre-selling developments. And we also keep our portfolio balanced, with a mix of projects at various stages of development to give a consistent earnings stream.

Wind Energy

We have been in the Wind Energy business for five years and do everything from early site identification, gathering and interpreting wind data, to dealing with complex ecological problems, handling the planning process and, eventually, asset delivery, operations and maintenance.

We have an onshore development portfolio of around 1,500 MW, whilst our offshore developments have all been pre-sold, although we continue to be involved in project management for the owner – work that carries performance incentives as well as the basic fee.

Recent market transactions suggest that pre-tax returns well in excess of 20 per cent can be secured on onshore projects with planning consent.

We believe that we have built an important position in what we think will be a very valuable market for us over the next few years.









Sustainability

Sustainability, or corporate responsibility, is a management approach that takes into account the broad and long-term interests of stakeholders, as well as shorter-term profitability.

AMEC started reporting on sustainability in 2000, when we drew up seven sustainability principles: environmental management, health and safety, ethical conduct, community involvement, human rights, employment rights and profitable growth. These are now the heart of our company's Guiding Principles and we measure our performance annually in each area.

We have made progress since then, improving our own performance against the targets we set ourselves. We also moved up the latest published Business in the Environment ranking, scoring 78 per cent in 2003 against 39 per cent in our first year.

In February 2005, AMEC appointed a dedicated manager, who now drives the sustainability programme across the group.









We also reviewed in detail our approach to reporting sustainability and measuring performance in this area. We commissioned an independent research consultancy to interview customers, employees and investors about sustainability in general and AMEC's approach in particular – and the findings of this report are reflected in our 2004 sustainability report (published late April 2005).

You can see an overview of 2004 below. Please refer to our website at www.amec.com for a detailed performance report.

Health and safety

- One (2003: three) health and safety prosecution
- 94 per cent (2003: 73 per cent) of our employees working within an OHSAS 18001 compliant health and safety management system
- Nine (2003: four) fatalities at work – including one subcontractor caught by a gas explosion on a non-AMEC site
- 736 people (2003: 840) suffering lost time accidents

Environment

- AMEC's Wind Energy portfolio has a potential to represent 16 per cent of the UK government's 2010 renewable energy target
- 87 per cent (2003: 73 per cent) of our employees working within an ISO 14001 compliant environmental management system
- Two (2003: three) environmental notices issued to the company
- 19 per cent (2003: 50 per cent) of waste recorded going to landfill
- AMEC's nuclear waste management technology came into use at Hanford, US

Community

- AMEC made charitable worldwide donations of £265,000 (2003: £154,000)
- Appointed to a major regeneration scheme in Lewisham and working on 12 other schemes across the UK
- Engineers Against Poverty published the positive report "Learning from AMEC's oil and gas asset support operations in the Asia-Pacific region"
- Supported orphanage in Baku, refurbishing and providing resources for 200 orphans

Employment

- Set up Young Offenders' Initiative with major UK client, National Grid Transco
- Conducted senior management survey of 473 people – we are taking the findings forward in the culture change programme "Shaping AMEC"
- Initiated more detailed analysis of diversity and other key employment metrics within AMEC

General

- 85 per cent (2003: 80 per cent) of our employees operating under an ISO 900 compliant quality management system
- New long-term and framework contracts signed with customers and introduced more key account management
- Stakeholder sustainability research conducted for the first time







People, Planet, Profit

Our board of directors



Jock Green-Armytage 3
Age 59, was appointed a non-executive director in June 1996 and became non-executive chairman in January 2004. He is the chairman of the nominations committee. He is chairman of JZ International Limited and a director of JZ Equity Partners plc and several other companies.





Jean Monville
Age 60, was appointed an executive director in February 1997. He is the director responsible for the Continental European operations.



John Early
Age 59, was appointed an executive director in March 1986. He is the director responsible for the Project Equity Investments operations.



Jean-Paul Jacamon 123
Age 57, was appointed a non-executive director in November 2002. He is chairman of the audit committee. He was previously vice-chairman and chief operating officer of Schneider Electric and is now an independent consultant. He is a non-executive director of Alcan Inc. of Canada and several other companies.



Martha Hesse 123
Age 62, was appointed a non-executive director in June 2000. She was president of Hesse Gas Company until the end of 2003 and is the former chairman of the US Federal Energy Regulatory Commission and assistant secretary for management and administration of the US Department of Energy. She chairs the Americas advisory board and the compliance and ethics committee and is also a director of several other companies.

Key to principal committee membership
1 Audit
2 Remuneration
3 Nominations

Our directors have a broad base of experience



Sir Peter Mason KBE 3
Age 58, was appointed chief executive in March 1996. He was previously an executive director of BICC plc and chairman and chief executive of Balfour Beatty Limited. He was appointed a non-executive director of BAE Systems plc in January 2003.



Stuart Siddall
Age 51, was appointed finance director in June 2000. He was previously finance director of Alpha Airports Group PLC and of MANWEB plc.



Carlos Riva
Age 51, was appointed an executive director in August 2003. He is responsible for United Kingdom and Americas operations. He was previously CEO of Intergen, a United States based power generation company jointly owned by Shell and Bechtel.



James Dallas 123
Age 49, was appointed a non-executive director in October 1999. He is the chairman of the remuneration committee and is the chairman of law firm Denton Wilde Sapte.



Liz Airey 123
Age 46, was appointed a non-executive director in May 1999. She is the senior independent director and chairs the boards of the AMEC Staff and AMEC Executive Pension Scheme companies. She was previously the finance director of Monument Oil and Gas plc. She is currently a director of Harrison Lovegrove & Co Limited and is also a non-executive director of several other companies.



Tim Faithfull
Age 60, was appointed a non-executive director in February 2005. He is a non-executive director of Canadian Pacific Railway, TransAlta Corporation and Shell Pension Trust Limited. He was president and chief executive of Shell Canada Limited from 1999 to 2003.



Peter Byrom
Age 60, was appointed a non-executive director in February 2005. He is chairman of Domino Printing Sciences plc and Molins PLC. He is also a non-executive director of Rolls-Royce plc and Wilson Bowden plc. He was a director of N M Rothschild from 1977 to 1996.

Chairman's statement

A world leader in technical services and project management



At the end of my first full financial year in the post of AMEC chairman, I am pleased to report solid progress across all of our three business segments, together with signs of stronger growth coming through in future years.

This was a significant year for AMEC – not because of any noticeable changes, for indeed this was a year in which we did not make any major acquisitions or substantial changes to our business. But it was significant because it marked the successful end of a period of strategic change and, more importantly, the recognition and first fruits of that strategy.

"We are beginning to see our strategy translate into real financial benefit"

At the end of 2004, we were re-classified as a Support Services company. This change of stock market sector reflected the success of our strategy, pursued in previous years, of migrating AMEC away from traditional construction. And we are beginning to see that strategy translate into real financial benefit.

Another significant change that came at the end of 2004 was the re-segmentation of our business, which highlights the important and often unrecognised fact that Oil and Gas now generates one third of AMEC's total operating profit. This business is a strong companion to the solid and predictable Engineering and Technical Services business – our largest area of activity.

The new segmentation also revealed more clearly the strength of our Project Solutions business. Project work often has a bad name – but if you choose carefully, as we always seek to do, you can build a portfolio that will release excellent value over time. Today, our Project Solutions activities - which include our investments in PPP, Developments and Wind Energy, are coming into their own – and are poised to deliver growth well into the future.

So, overall, it was a year in which AMEC did not make any large acquisitions or other strategic changes. We stuck to our three main areas of activity, enhancing our Engineering and Technical Services and Oil and Gas businesses with modest acquisitions.

I am pleased to report a record pre-tax profit of £118.1 million, up 5.0 per cent, and in line with our expectations. Proposed dividends for the year are increased by 4.8 per cent to 11.0 pence (2003: 10.5 pence) and the outlook for 2005 remains in line with our earlier expectations.

In January 2005, our placing of new ordinary shares was extremely well received – raising net proceeds of £88 million to support our increased programme of investments.

I am delighted to welcome to the board Peter Byrom and Tim Faithfull, who were appointed as non-executive directors in February 2005. Their wealth of international knowledge and business experience, particularly in business development and the oil and gas market, will make a valuable contribution as AMEC continues to build its portfolio of project management and services activities.

We are in good shape and, as we move through 2005, feel comfortable with the outlook for our three businesses. I remain confident that AMEC's highly skilled and dedicated people will grasp the opportunity to build on our strengths, expand our service, deepen our client relationships and create value for all our stakeholders.

JM Green-Armytage

Jock Green-Armytage
Chairman
10 March 2005

Chief executive's review

Solid performance across all business segments



AMEC made solid progress in 2004 and on 22 November was reclassified to the Support Services Sector of the London Stock Exchange by the FTSE Global Classification Committee. This change of stock market sector, which recognises the shift in the balance of AMEC's activities towards services, was followed on 2 December 2004 by the announcement of a revised statutory segmental analysis, which better reflects the ongoing business portfolio. The segments are Engineering and Technical Services ("ETS"), Oil and Gas and Project Solutions.

"The strength of our portfolio of Project Equity Investments has really come through this year"

Sir Peter Mason KBE
Chief executive

Engineering and Technical Services

With turnover of £2.3 billion, representing 47 per cent of total turnover in 2004, ETS is the largest of AMEC's three business segments.

This business delivered another robust performance in 2004, with total operating profit up 7.9 per cent.

Multitechnical Services

2004 was another year of robust performance, with increased activity reflecting organic growth, driven broadly by levels of economic activity, together with a series of eight small acquisitions that extended the local services network and capability in France, the Netherlands, Portugal and Spain. This business will continue to follow the same growth strategy in 2005, targeting further volume growth and an improved margin, particularly in Benelux.

Environmental Services

2004 was a record year, with increased levels of activity under a framework contract for the US Air Force in locations including Iraq and Guam. The Geomelt contract for the US Department of Energy at Hanford, initially valued at US$60 million, continues to make progress and the first full scale nuclear waste vitrification is due to be completed by the end of 2005.

New offices are being opened in a number of countries and this pattern of customer-driven expansion is expected to continue steadily with increasing demand for environmental services.

Design and Engineering Services

Performance in 2004 was mixed.

In the UK, AMEC is active on framework contracts for clients that include BAA and the Ministry of Defence. There are also specific future opportunities, including the restructuring of the nuclear industry which opens to private sector companies from April 2005.

AMEC is one of the few companies with the expertise and relationships to pursue the £2 billion of work that the UK government estimates will be available on an annual basis and is positioning itself to compete in that market.

Investment in US industrial markets remains low. While some sectors, like mining, are now very busy, others, such as food and forest products, have yet to show any signs of recovery. AMEC has taken further action to reduce the cost base in response.

AMEC is working in Iraq under various contracts to restore damaged infrastructure, including power generation and water. Task orders under these contracts have, as expected, taken some time to come through and safety and security remain of paramount importance. Firm awards to date to the AMEC Fluor joint venture amount to around US$730 million, although the final value could be much higher. In addition, AMEC has received direct orders totalling around US$130 million. These contracts continue to carry no commercial risk as they are all fully cost reimbursable.

Activity in Iraq made a small contribution in 2004, and whilst conditions remain volatile and it is difficult to predict rates of progress on specific tasks, this contribution is expected to increase in 2005.

AMEC is committed to a long-term presence in Iraq and is exploring opportunities in the country and in the region.

Oil and Gas – Recent contract awards


Shell Canada
Imperial Oil
CNRL
Canadian oil sands
Nexen
Buzzard
Talisman
Tweedsmuir
Brownfield Services
UK North Sea
AIOC (BP)
Operations, engineering & project management
4 years initial contract
Caspian
ConocoPhillips
Bayu Undan
Operations & maintenance support
Timor Sea
Cheyenne Plains Pipeline Co.
Project management and delivery
USA
Exxon Mobil
Sable
Project management
Canada
Star Energy
Project management
UK
SNEPCO
Bonga
Operations & maintenance
2 years initial contract
Nigeria
KOC
Project management
5 years initial contract
Kuwait
Woodside
Enfield FPSO
Engineering & project management
Perth

Oil and Gas

This business generated turnover of £1.2 billion, representing 25 per cent of total turnover in 2004.

Activity levels remained high and the quality of earnings was improved, with operating margin increasing to 4.7 per cent (2003: 4.3 per cent).

During 2004, the services' business increased levels of international activity in regions including the Gulf of Mexico, West Africa, Caspian, Canada and Asia Pacific.

The business has extended its portfolio of services into gas storage and pipeline design and strengthened its position in brownfield projects, operations and asset support services. More work was secured from an increasing range of customers, including the Kuwait Oil Company, the Korean National Oil Company and Woodside of Australia.

The Canadian oil sands business is busy, as more efficient extraction methods and a strong oil price have made the region's resources more profitable to develop, whilst the pipelines business was active during 2004 on a range of projects including the BTC pipelines in Georgia and the Cheyenne Plains project in the US.

Since the year-end, the acquisition of Paragon, the Houston-based design and engineering company, has significantly improved AMEC's competitive position in the main decision-making centre for the global oil and gas industry.

Paragon allows AMEC to provide a more complete service to customers in the Gulf of Mexico region. It has acknowledged sub-sea pipeline design capability and is working on projects including the complex Mardi Gras project for BP.

Paragon positions AMEC as a top tier designer and project manager in Houston, in addition to strengthening its engineering and asset support relationships with customers such as Chevron/Texaco, Marathon and Pemex.

During 2004 AMEC completed the vast majority of its upstream lump sum contracts, with the remainder expected to be completed during the first half of 2005.

These contracts are being replaced with more stable, long-term services and the oil and gas order book for 2005 is up year-on-year despite a reduction in these lump-sum contracts.

Chief executive's review
continued

Project Solutions

This segment, which is generally involved with large infrastructure projects, generated turnover of £1.4 billion, representing 28 per cent of total turnover in 2004.

Performance in the Project Solutions business was steady, following AMEC's exit in the first half of 2004 from US Construction Management and the disposal of AMEC's remaining 49 per cent interest in the regional French construction business Spie Batignolles.

Project Solutions includes AMEC's activities in PPP, Developments and Wind Energy, which reported an operating profit of £20 million, a 10 per cent improvement on 2003.

Construction Services

This business has strong relationships with clients both in the public and private sectors and was active in 2004 on major projects in defence, transport, healthcare and infrastructure markets.

In 2004, good progress was made in delivering the Docklands Light Railway extension, and the University College London Hospital is heading to completion on time and on budget.

PPP

In 2004, AMEC's share of the operating profit of its PPP concessions was £10.8 million (2003: £10.6 million) and after taking into account the share of net interest payable, resulted in a small net contribution.

Since the year-end AMEC's PPP portfolio has been strengthened through the award of preferred bidder status for Colchester Hospital, the Docklands Light Railway extension to Woolwich Arsenal and South Lanarkshire Schools. In total these projects have a value to AMEC in excess of £600 million. AMEC is also at preferred bidder stage on Incheon Bridge in South Korea, where financial close is expected shortly.

Over the coming years, AMEC expects to achieve increasing earnings from this portfolio, either from the sale of its investments or from increasing the contribution from operational concessions.

Developments

AMEC has built a leading reputation in urban regeneration, working in partnership with landowners such as local authorities and private sector organisations. Over a dozen schemes were under development during 2004, including projects in Reading and Durham. During the year an AMEC joint venture was awarded a major scheme to regenerate Lewisham town centre. Planning approval is expected for about three million square feet of developments in 2005, a threefold increase on the previous year.

Wind Energy

AMEC is developing an onshore portfolio of around 1,500 MW, including third parties' shares of developments being managed by AMEC. Its offshore developments have all been pre-sold, although AMEC continues to be involved in project management for the owner, with work that carries performance incentives as well as management fees.

During 2004, AMEC submitted planning applications for major schemes at Kyle and the Isle of Lewis in Scotland, the latter being potentially the world's largest onshore windfarm.

The planning process is extremely slow and at the end of 2004 a very large percentage of the portfolio remained in planning. Over the next few years an increasing number of schemes are expected to emerge from planning, enabling AMEC to commence construction and to release value from its onshore portfolio.

Wind Energy

Onshore portfolio* planning status at December 2004



Potential capacity (MW)
1,000
800
600
400
200
0
Pre-planning
Planning application
Conditional consent

Onshore portfolio* development potential



Potential capacity (MW)
1,000
800
600
400
200
0
2005
2006
2007
2010
Conditional consent
Construction
In operation

* Assumptions
- Reflects projects as at 10 March 2005 and includes AMEC's share of joint venture developments
- Excludes any additional new developments
- Excludes projects developed by AMEC in the past and sold-on to third parties
- Based on planning submissions made or management estimates where proposals are at an earlier stage
- Developments are subject to environmental and planning risk until fully consented and to delays in the commissioning of the national grid infrastructure needed to support renewable energy expansion

Orders

Order intake in the ETS business continues to exceed sales, whilst the year-end order book in AMEC's Oil and Gas and Projects Solutions businesses remained solid at £2.4 billion (2003: £2.4 billion).

The quality and volume of the order book in Oil and Gas has improved over the last 12 months, with large project delivery contracts being replaced by higher margin, lower risk services activities. The year-end order book in Oil and Gas stood at £1.3 billion (2003: £1.2 billion), whilst Project Solutions recorded £1.1 billion (2003: £1.2 billion).

Sustainability

2004 was a year of progress, with improvements in our overall performance in health and safety, environment, community and employment. However, it is really unacceptable that the number of fatalities at work increased compared to the previous year and yet further efforts are being taken to ensure a safer year in 2005.

An overview of 2004 appears on page 21 of this report and the sustainability report will be published in late April 2005.

Outlook

The board remains confident that each of AMEC's three business segments will deliver further growth in 2005 in line with its earlier expectations, even after the transfer of UK rail maintenance contracts to Network Rail and the disposal of Spie Batignolles, which together represented about £10 million of total operating profit in 2004.

Peter Mason

Sir Peter Mason KBE
Chief executive
10 March 2005

Outlook for 2005

	Movement relative to 2004 profit base
Rail Maintenance/ Spie Batignolles	↓
North American industrial markets	→
Increased contribution from Iraq	↑
Impact of Placing	↑
Acquisition of Paragon (Houston Oil and Gas)	↑
Growth across all business segments	↑

Operating and financial review

Our ETS business achieved strong sales growth, whilst the quality of earnings was improved in Oil and Gas and Project Solutions

Pre-tax profit for the year ended 31 December 2004, before goodwill amortisation and exceptional items, increased by 5.0 per cent to £118.1 million, a performance that was slightly ahead of the consensus of market expectations*. The board is confident of delivering further growth in 2005.

The following is based on a review of the year ended 31 December 2004 and describes significant factors affecting the outturn, movements in the profit and loss account, balance sheet and cash flow statement and on matters that may have an impact on the group's future financial performance.

"Pre-tax profit increased by 5% to £118.1 million – slightly ahead of market consensus*"

Stuart Siddall
Finance director

*Source: Hemscott Group, 7 March 2005

Changes arising from corporate activity

On 5 March 2003, AMEC acquired the outstanding 54 per cent interest in SPIE and its results have been included at 100 per cent since this date. Comments in the following review are made with reference to a 12 month contribution in 2004 (2003: 10 months).

AMEC acquired Phoenix Imperative® Inc. on 15 March 2004. This business, which offers biotech and pharmaceutical consulting services, has an annual turnover of about £7 million.

AMEC announced in May 2004, the disposal of the Washington and Florida US Construction Management businesses and the closure of this operation's other activities. This business had a turnover of over £200 million in 2003, which halved during 2004.

On 22 June 2004, AMEC disposed of its outstanding 49 per cent interest in Spie Batignolles. As this had been accounted for as an associate there was no impact on turnover.

The group's UK rail maintenance contracts were taken in house by Network Rail on 24 July 2004. The annualised effect on turnover is approximately £135 million.

During the year ended 31 December 2004, AMEC's Continental European operations made eight small acquisitions extending the Multitechnical Services branch network. These in aggregate have an annual turnover of about £35 million.

On 17 June 2004, AMEC received the outstanding amount in respect of the disposal of the Grand Cayman Hotel and, in December 2004, a sale and leaseback agreement was concluded for about 40 properties in France. The combined proceeds were about £35 million.

Preparation of the accounts

In order to conform with the requirements of UITF 38 and the amendment to UITF 17, the investment shares held in respect of long-term incentive schemes are no longer carried as an asset, but deducted from shareholders' funds in the balance sheet. This has the effect of reducing net assets by £7.5 million and £6.0 million in 2004 and 2003 respectively. This change has no effect on the profit and loss account.

The group has made no adjustments to its assessment of the fair value of the assets and liabilities acquired in with the purchase of the outstanding 54 per cent interest in SPIE in 2003. Additional reviews of the SPIE balance sheet have however resulted in the reallocation of amounts held within certain balance sheet captions as at 31 December 2003. These changes provide additional consistency in the presentation of debtors and creditors and have no impact on the net assets of the group at this date.

Operating and financial review
continued

Total turnover and gross margin
Total turnover for the year ended 31 December 2004 was £4,816.4 million (2003: £4,712.7 million). Underlying sales growth in 2004 was higher than these figures indicate with strong sales growth in Engineering and Technical Services ("ETS") offset by reduced turnover in both Oil and Gas and Project Solutions.

The gross and operating margin for the group were slightly ahead of those in 2003.

Whilst margins are important, return on capital employed is an additional key indicator of performance. AMEC's margin is affected by the large element of subcontracted or pass through activities included in turnover. The margin earned on these third party materials or resources varies, but it is generally lower than the margin earned on AMEC's input. AMEC's clients require a one-stop service and third party activity will always be a feature of its business.

The chart on the right demonstrates that AMEC's return on capital employed is reasonably good compared to other service companies. This was nearly 17 per cent for 2004 and with the expected margin increases and reduction in net debt in 2005, this measure should improve.

Administrative expenses
Administrative expenses increased by about £40 million due to the full year impact of SPIE. Overall these costs remain at about 10 per cent of group turnover.

Corporate costs, which represent the costs of operating the head office of AMEC and certain regional overheads not directly related to the business segments, were lower than in 2003. This reduction reflects reduced establishment in North America as a result of the exit from US Construction Management.

Share of joint venture results
The share of profit from joint ventures increased following an improved contribution from Developments activities. This will be an increasing trend as a result of growing contributions from regeneration activities, where the level of planning consent secured is set to increase in 2005, and PPP, as more projects become operational.

Interest
The group interest charge benefited from a profit arising on the disposal of another tranche of PPP subordinated debt investment. The profit is reported on the same basis as an earlier disposal concluded in late 2001.

The group interest charge for the year also reflected the higher level of average net debt, a full period of the SPIE acquisition funding and increased interest charges arising from the group's strategy to lock into longer-term fixed interest rates, a programme that started, largely, in mid 2003.

Net interest payable was covered almost 6.1 times (2003: 6.4 times) by total operating profit on what AMEC regards as the most meaningful basis. This is before goodwill amortisation and exceptional items, but excluding AMEC's share of the contribution and interest in PPP concessions.

The ratio of average weekly net debt to Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA") was 2.4 times (2003: 1.9 times).

Despite the increase in average weekly net debt, the ratios remain good.

The increase in the joint venture interest cost will continue in view of the level of urban regeneration and PPP activities, as referred to earlier.

Taxation
The tax charge before goodwill amortisation and exceptional items amounted to £38.7 million (2003: £36.0 million). An attributable tax charge of £4.4 million (2003: credit of £1.1 million) arose on the exceptional items.

Total turnover


By business
£m
2,500
2,000
1,500
1,000
500
0
Sales growth
Improving sales mix
Strategic repositioning
ETS
Oil and Gas
Project Solutions
2003
2004

Return on capital employed (ROCE)


30%
20%
10%
0%
0%
2%
4%
6%
8%
10%
ROCE**
Operating margin*
Balfour Beatty ROCE 95%
WS Atkins ROCE 123%
Skanska
Eiffage
Fluor
ACS Dragados
AMEC
Serco
Vinci
Abbot Group
Jacobs
SNC Lavalin
Tetratech
Wood Group
Saipem
Interserve
Halliburton
Suez
URS
Technip
UK Service
Engineering
Oil and Gas
Construction

* Before goodwill amortisation and exceptional items
** Post-tax earnings (excluding goodwill amortisation, exceptional items and interest) divided by the sum of shareholders equity plus net debt

Source: Company accounts as at 8 December 2004

The effective rate on the profit before goodwill amortisation and exceptional items was 32.8 per cent. in line with expectations at the half-year and broadly similar to prior periods. It continues to reflect higher underlying corporation tax rates in Continental Europe. As previously reported, the trend in the rate is upwards as certain activities, in particular Oil and Gas, are undertaken outside of AMEC's home territories where the tax paid is typically at a higher rate.

Goodwill amortisation and exceptional items

Goodwill amortisation increased in the year to £21.6 million (2003: £17.0 million). The increased charge principally reflects a full year's charge on the SPIE acquisition (2003: 10 months).

Subsequent to the 2002 review of the goodwill arising on the acquisition of AGRA Inc., annual impairment reviews are required, in line with FRS 11, 'Impairment of fixed assets and goodwill'. The results of the 2004 review confirmed that the carrying value of the remaining asset was reasonably stated.

Aggregate exceptional costs in 2004 were £22.2 million (including associated taxation but excluding goodwill previously written off).

The most significant component related to the disposal/closure of US Construction Management. Costs have also been incurred in exiting other construction activities where the risk/reward profile has been considered unattractive. There have also been several disposals of non-core businesses in the second half of the year and a net profit has arisen from the rationalisation of the property portfolio.

The exceptional charge on a post-tax basis increased from the half year. This has arisen as a result of attributable tax on property disposals in France.

Aggregate goodwill of £13.0 million on businesses that have been disposed of, which had previously been written-off to reserves, has been reported in the profit and loss account as an exceptional charge. This has no effect on the net assets of the group.

Earnings per share

The increase in earnings per share to 25.9 pence (2003: 25.3 pence) was constrained by the increased tax charge and also by 0.7 pence, as a result of the increase in the number of potentially dilutive shares arising from share option awards.

Dividends per ordinary share

The board is recommending a final dividend of 7.2 pence per share (2003: 6.9 pence) which, together with the interim dividend of 3.8 pence per share (2003: 3.6 pence), results in a total dividend of 11.0 pence per share (2003: 10.5 pence), an increase of 4.8 per cent. Dividend cover was maintained at 2.4 times, in line with the average for the last six years of about 2.5 times.

Balance sheet highlights

Tangible fixed assets reduced in the year reflecting the disposal of property in France offset to some extent by increased investment in financial systems.

Investments increased as a result of increased investment in PPP concessions partially offset by the disposal of AMEC's interest in Spie Batignolles.

The ratio between stocks/trade debtors and trade creditors (as illustrated to the right) increased marginally in the year in view of the capital employed in certain highlighted areas.

In January 2005, AMEC issued approximately 30 million new shares via a placing and raised nearly £90 million. This would have increased shareholders' funds as at 31 December 2004 to over £350 million on a pro forma basis.

Balance sheet analysis

£m	2004	2003*
Payments on account	(177.7)	(180.3)
Trade creditors	(1,277.0)	(1,163.9)
	(1,454.7)	(1,344.2)
Stocks/trade debtors	1,741.5	1,542.8
Net current operating assets	286.8	198.6
Months of turnover in stocks/debtors**	4.2	4.0
Months of turnover in creditors**	3.1	3.0
Ratio of stocks/debtors to creditors	1.4	1.3

* Restated for changes in debtor/creditor offsets in SPIE balance sheet

** Based on previous six months' turnover excluding joint ventures

Operating and financial review

continued

Investments in joint ventures

Most of AMEC's interests in PPP concession companies and several property development projects are accounted for using the gross equity method. These joint ventures are all stand-alone businesses, where AMEC is in partnership with others, and are independently funded with only limited support from the shareholders.

The debt in PPP joint ventures is without recourse to AMEC. As at 31 December 2004, financial support was limited to equity commitments of £12.8 million (2003: £30.5 million) and contingent equity of £16.4 million (2003: £9.8 million). AMEC does not believe that it will be called upon to invest the contingent equity and believes that its PPP projects are financially sound.

On 2 February 2005, AMEC disposed of its investment in the Cross Israel Highway for an amount close to its carrying value. Importantly, this transaction released AMEC from a number of commitments and guarantees which are referred to in note 29 to the accounts.

AMEC's share of net debt in PPP companies was £543.6 million as at 31 December 2004 (2003: £441.9 million). Of this amount, approximately £296.5 million relates to operational concession companies, and this amount reduced by £80.0 million following the disposal of the Cross Israel investment.

PPP equity commitments, including those projects where AMEC is preferred bidder, are approaching £60 million and the investment of these funds is spread over a five year period as illustrated to the right. Whilst the equity is typically invested towards the end of the construction phase, it does tie up bank facilities from day one as the lenders to the concession companies require equity commitments to be backed by letters of credit.

Having considered the future discounted cash flows arising from AMEC's PPP concessions, the directors are of the view that the net present value of the PPP portfolio, excluding those contracts where it is preferred bidder, is £77 million. The valuation of the portfolio uses an average discount rate (post-tax in the concession company) of about 10.5 per cent, which is in line with the rates used to value PPP investments in the secondary market. This compares with a book value at the year end of £42 million. This value will, if AMEC retains the investments, flow through the profit and loss account over the next 15 years or so. If AMEC were to sell the investments it would be realised over a period of six to eight years.

Revaluation

Under UK GAAP, AMEC was required to undertake an external revaluation of its freehold and long leasehold land and buildings as at 31 December 2004. The revaluation exercise resulted in a surplus over book value of £9.6 million.

Cash flow and current liquidity

Average weekly net debt in 2004 was £450 million (2003: £360 million). As previously reported, this reflects the temporary increase in capital employed on several Oil and Gas contracts, the planned reduction in AMEC's traditional construction activities, which in the past have provided a good cash profile and the expected funding of activities in Iraq, which amounted to £24 million as at 31 December 2004.

Closing net debt was £284 million (2003: £218 million) reflecting the factors noted above.

Project Equity Investments


PPP equity profile
£m
31 Dec 2003
30.5
4.9
65.7
31 Dec 2004
12.8
26.4
79.7
10 Mar 2005
12.8
43.9
90.2
0
20
40
60
80
Equity invested
Equity committed - financially closed
Equity committed - preferred bidder status
Timing of PPP equity investment 2005-2009
£m
0
5
10
15
20
2005
2006
2007
2008
2009

Total equity commitment* £56.7 million

* As at 10 March 2005, including preferred bids

Net debt has increased by some £247 million over the last two years. Of this amount £153 million has financed the net cost of acquisitions and a further £17 million has been absorbed with the expected reduction in payments on account.

The profit conversion chart (illustrated to the right) shows that over the eight years ended 31 December 2003, cash matched profit. The gap of some £80 million at the end of 2004 is principally explained by the cash tied up on Iraq work and on several Oil and Gas projects. The position on these projects is expected to improve in 2005, although capital employed on Iraq work is likely to remain at similar levels for the foreseeable future.

In July 2004, AMEC completed the refinancing of some medium-term facilities that were due to expire in the first half of 2005. The new facility which is for a five year term, retains AMEC's principal covenants and is attractively priced.

On 20 January 2005, the company successfully completed a placing of new ordinary shares, which resulted in net proceeds of £88 million. These were partly used to acquire Paragon, a Houston-based oil and gas services company, for approximately £20 million in cash.

AMEC has recently established a non-recourse debtor securitisation programme in Continental Europe which is expected to be substantially drawn by the end of April 2005 and to generate about £80 million of cash. AMEC SPIE had a securitisation plan for a number of years and this expired in late 2003. The delay in implementing a new scheme was due to ensuring a suitable balance could be achieved between operational, commercial and accounting considerations.

In 2005, the placing, together with the proceeds from the securitisation and the expected reduction in capital employed in Oil and Gas contracts, will be partially offset by currently identified acquisitions and investments and a reduction in advance payments.

In aggregate, however, these are expected to lead to a reduction in average weekly net debt in 2005 to around £350 million as illustrated in the chart below.

Group treasury policies

The group's treasury department manages the liquidity, funding and exposure to foreign exchange risk in a manner which ensures the most effective financing of the group's operations. It aims to reduce financial risks arising from these operations to levels acceptable to the board and manage the residual risk, by the use of agreed procedures and instruments. The treasury department is a cost centre, and its activity is aimed at preventing an increase in financial risk above the levels inherent in the underlying businesses.

The significant financial risks and exposures to the group are in respect of liquidity, interest rates and foreign currency. These are managed by the treasury department within a framework of policies and guidelines authorised by the board.

Liquidity risk

Other than derivatives, the group's financial instruments comprise cash, liquid resources and borrowings.

The group's funding policy aims to ensure the availability of an appropriate amount of reasonably priced funding to meet current requirements as well as future growth anticipated within the group's budget and strategic plan. Accordingly, the group aims to keep committed facilities to a minimum of 125 per cent of peak gross debt. The principal bank covenants relate to interest cover and the ratio of net debt to EBITDA. The board has approved more stringent internal targets as being appropriate for planning and managing the operations of the group for a minimum interest cover of four times and a ratio of net debt to EBITDA not exceeding two. Whilst the latter was exceeded in 2004, the board is confident that the ratio will fall below the target level in 2005.

Profit conversion £m

1 Jan 1996 – 31 Dec 2003

8 years 206

Cumulative retained profit*

8 years 234

Cumulative adjusted cash flow**

1 Jan 1996 – 31 Dec 2004



9 years 227
Cumulative retained profit*
9 years 147 64 16
Cumulative adjusted cash flow**

0 50 100 150 200 250

Iraq £24m, Oil and Gas £40m Other

* Profit excludes goodwill written off and amortisation

** Adjusted cash flow excludes acquisitions, disposals and share transactions, advance cash, cash retained in SPIE prior to March 2003 and SSAP24 pension scheme accounting

Average weekly net debt in 2005 £m



-200
-250
-300
-350
-400
-450
Expected reduction in Oil and Gas capital employed
Currently identified acquisitions and Project Equity Investments
Average net debt 2005
Securitisation
Reduction in advance cash
Placing

Operating and financial review

continued

AMEC had committed bank facilities, all of which are unsecured, of £861 million as at 31 December 2004.

A core element of the group's committed facilities is always drawn. In addition, drawings are made to match the underlying business requirements, usually for periods of between one and six months.

Uncommitted and overdraft facilities are used to manage day to day liquidity requirements. Drawings are usually made in Sterling, and swapped into other currencies as required.

The average maturity of AMEC's committed facilities amounted to 47 months at the year end (2003: 43 months) comfortably above the board's target of a minimum of 30 months.

Interest rate risk

The group finances its operations through a mixture of equity, retained profit, cash and debt facilities. The objectives of the interest rate policy for the group is to ensure a suitable match of its interest rate characteristics to its underlying assets, revenues and expenditures whilst ensuring adequate interest cover is maintained in line with board approved targets and banking covenants.

Most borrowings are on a floating rate basis, however, the rate of interest on the private placement debt of some £105 million is fixed. Recognising the need to link interest rate risk to the underlying businesses, the group has in addition used interest rate swaps during the year to convert a proportion of its floating rate debt to fixed rate and vice versa. The group, as at 31 December 2004, had approximately £81 million Sterling equivalent of interest rate swaps, in a mixture of Sterling, US dollars, Canadian dollars and Euros, with an effective rate of 4.7 per cent and with a weighted average of 25 months to maturity.

Using average net debt of £350 million, a one per cent change in interest rates would have an impact of around £2.5 million on reported profit, mitigated in part by interest rate swaps.

Foreign exchange risk

The group is exposed to both transaction and translation of foreign exchange risk.

Transaction exposures

A significant proportion of trading activity is denominated in the relevant local currency of the businesses matching the currency of its cost base. Where contracts are awarded, or involve costs in non local currency, the group looks to mitigate the foreign exchange risk arising through the use of forward currency arrangements, which may include the purchase of currency options.

Translation exposures

As a Sterling-based group, AMEC now has a significant part of its earnings denominated in Euros whilst other currencies including the US dollar play a secondary role. In 2004, AMEC partially hedged the profit and loss account against a fall in the Euro and has done so again in 2005.

The group has various assets denominated in foreign currency. The policy is to hedge a proportion of the assets and unamortised goodwill. Such hedging activity is undertaken through foreign exchange swaps and foreign currency borrowings.

At 31 December 2004, the principal exposure was to assets denominated in US dollars, Canadian dollars and the Euro. At that date, balance sheet hedges totalled £263 million Sterling equivalent comprising both foreign exchange swaps and currency borrowings. The book value of the overseas assets, including unamortised goodwill was approximately £465 million as at 31 December 2004.

FRS 17 'retirement benefits'

The FRS 17 pre-tax surplus of about £120 million is in line with that calculated using the bases prescribed by IAS 19.

Given the surplus in the principal pension scheme, the adoption of IAS 19 will not have an adverse impact on the company's ability to pay dividends.

Had AMEC adopted the requirements of FRS 17, the pension cost charged in the profit and loss account for the year ended 31 December 2004 would have been £8.5 million (2003: £10.8 million) some £1.6 million (2003: £4.2 million) higher than the SSAP 24 charge included in the accounts.

International Financial Reporting Standards (IFRS)

Guidance given to the markets in terms of AMEC's outlook is currently based on UK GAAP. AMEC intends to publish the restated balance sheet as at 31 December 2003 and interim and year end accounts for 2004, in June 2005. From this time, guidance will be based on IFRS. In overall terms, the net assets are expected to increase upon implementation of IFRS with no material impact expected on the 2004 results.

AMEC's transitional balance sheet as at 31 December 2003 will benefit by £20 million as a result of applying IAS 10, as dividends will no longer be accrued in the balance sheet. The application of IAS 19 will also result in a further increase in the net assets as a result of the pension surplus in AMEC's principal scheme. The net post tax pension adjustment is about £20 million.

No further adjustments are expected in respect of deferred tax and no change is expected to the way in which AMEC values its fixed assets (other than ceasing to revalue its property portfolio on an ongoing basis) and joint ventures.

AMEC considers that all its short-term property leases are of a standard nature and will not require a finance lease accounting treatment under IAS 17.

On the face of the income statement, AMEC will be required to report its share of results from joint ventures as a one line item at the post tax level. As a consequence the reported earnings before interest and tax will reduce.

Under IFRS 2, AMEC will be required to charge the income statement with the value of options granted. The full impact of this standard is expected to result in an annual charge of about £3 million.

Goodwill will be subject to an annual impairment test rather than annual amortisation and whilst intangible assets will have to be amortised, AMEC expects the overall ongoing charge in the income statement to be lower.

AMEC does not expect there to be any change to the way it values work in progress and applies its contract profit take policies as a result of applying IAS 11.

AMEC has decided to adopt IAS 39 with effect from 1 January 2005 and expects that this will be the main contributor to any volatility in the income statement.

The International Accounting Standards Board has recently put forward its proposals for accounting for service concessions and AMEC is assessing the potential impact of these and in addition how IAS 39 might be applied to those concessions that have interest or inflation rate derivatives.

Stuart Siddall
Finance director
10 March 2005

International Financial Reporting Standards

Main balance sheet restatements	Effect on net assets
IAS 10 – Dividends	↑
IAS 19 – Pensions	↑
IAS 12 – Deferred tax	↔
IAS 16 – Plant and equipment	↔
IAS 17 – Leases	↔
IAS 31 – Joint ventures – PPP	↔
IAS 39 – Financial instruments	↕

Main profit and loss account restatements	Effect on EBIT
IAS 31 – Joint ventures – PPP	↓
IFRS 2 – Share-based payments	↓
IFRS 3 – Acquisitions (net)	↑
IAS 11 – Construction contracts	↔
IAS 19 – Pensions	↕
IAS 39 – Financial instruments	↕

Segmental review

What's in where

Engineering and Technical Services

- Multitechnical Services
- Environmental Services
- Design and Engineering Services

[illegible]

- Upstream
- Downstream
- Pipelines

Project Solutions

- Construction Services
- PPP
- Developments
- Wind Energy

Previous segmental analysis

- Services
- Services/Capital Projects
- Capital Projects
- Investments

AMEC has, for a number of years, presented itself as having three business segments. Historically these have been Services, Capital Projects and Investments.

During 2004, the balance of AMEC's operations changed following the exit from US Construction Management and the disposal of the outstanding 49 per cent interest in Spie Batignolles.

In November 2004, AMEC was reclassified to the Support Services Sector of the London Stock Exchange by the FTSE Global Classification Committee. These factors resulted in the announcement of a revised statutory segmental analysis which better reflects the ongoing business portfolio.

The segments are Engineering and Technical Services ("ETS"), Oil and Gas and Project Solutions. Oil and Gas represents such a substantial part of AMEC that it was considered that this merited separate disclosure, making it easier for investors to make a comparison with competitors in this distinct market. The Oil and Gas segment has been drawn from the former Capital Projects and Services segments. ETS is, in the main, the residual element of the Services segment and Projects Solutions is essentially what was Capital Projects plus Investments. The latter is vertically integrated with the projects business and it was considered sensible to absorb it in this segment.

Under IFRS, AMEC's primary segmentation will be geographic, however, additional data such as total operating profit and net assets will continue to be provided for the business classes, which will become AMEC's secondary segmentation.

Engineering and Technical Services

Total turnover in 2004 increased by over 17 per cent, mainly reflecting growth in the Multitechnical and Environmental Services businesses and the consolidation of SPIE for a full 12 months. Total operating profit increased by 7.9 per cent to £75.3 million.

The Multitechnical Services business reported another robust performance and the Environmental Services business reported record results.

There was a good contribution from some of the UK term contracts and framework agreements with project management activities in Iraq making a useful contribution.

Despite encouraging signs earlier in the year, the performance of AMEC's North American Design and Engineering operations was mixed. The level of contribution from major industrial projects resulted in a decline in the overall margin in this segment and in response the cost base has been addressed. Costs of about £2 million have been incurred in 2004 and a further £1.5 million will be spent in 2005.

ETS margin improvement is expected in 2005 as a result of additions to the European branch network over the last 12 to 18 months, and as a result of reducing the North American cost base.

This segment reported net liabilities as at 31 December 2004. This was due to property disposals in France, a large payment on account received immediately prior to the year end, offset by the capital employed on Iraq work.

Most of the businesses have no forward order book and as such the most meaningful indicator of future performance is the relationship between order intake and sales. Order intake exceeded sales in 2004 and this gives confidence for 2005.



Engineering and Technical Services
47% of total turnover in 2004*
43% of total operating profit in 2004
Total turnover £m
04 2,293.8
03 1,952.7
Total operating profit £m
04 75.3
03 69.8

	2004 £m	2003 £m
Total turnover	**2,293.8**	1,952.7
Total operating profit	**75.3**	69.8
Margin	**3.3%**	3.6%
Net (liabilities) assets	**(8.1)**	27.2

* Before internal turnover

ETS margin is expected to improve in 2005

Capital employed in Oil and Gas is expected to decline in 2005

Oil and Gas

The result for 2004 represented a solid overall performance and was similar to 2003. Total turnover decreased by over £100 million reflecting changes in the way oil and gas majors are procuring their fabrication activities, which is increasingly from Far East companies.

A cautious approach to profit recognition continues to be taken on some Oil and Gas projects. This is offset to some extent by the improved performance of the gas distribution business, following actions taken in 2003 to bring costs in line with lower levels of activity.

AMEC is focusing on higher-value front-end design, procurement and project management services. This requires less external subcontract work, thereby reducing AMEC's reported turnover but this does have a favourable impact on margin. In addition, contracts of this nature have better margins and carry less risk.

Whilst a substantial sum was received prior to the year end, the net assets remained higher than normal as at the end of 2004. Further progress is expected in 2005 and net assets can be expected to return to more normal levels.

The order book at £1.3 billion was slightly ahead of that at the end of 2003. This is despite the run off of large turnkey projects and reflects increased levels of engineering activity, which is an encouraging sign for the future. The order book excludes an eight year alliance contract worth approximately £280 million which was secured from National Grid Transco early in 2005.


Oil and Gas
25% of total turnover in 2004*
33% of total operating profit in 2004
Total turnover £m
04 1,212.1
03 1,350.0
Total operating profit £m
04 57.2
03 58.2

	2004 £m	2003 £m
Total turnover	**1,212.1**	1,350.0
Total operating profit	**57.2**	58.2
Margin	**4.7%**	4.3%
Net assets	**129.2**	76.5

* Before internal turnover

Project Solutions

Total turnover was reduced by the strategic decision to exit non core construction. The remaining activities are close to what should be regarded as core and typically represent those where AMEC can add value.

The performance of the Project Equity Investments business offset lower levels of activity in UK roads and non-core construction activities.

AMEC continues to see PPP opportunities in both the UK and overseas. Recently, it has been appointed preferred bidder on three UK PPP projects with a value to AMEC in excess of £600 million. In addition, AMEC is preferred bidder on the Incheon Bridge Project in Korea where it has a project management role.

The Developments business performed satisfactorily. Significant progress was made in submitting planning applications for urban regeneration schemes. AMEC expects to secure consents for three million square feet of mixed use developments for its joint ventures in 2005.

The Wind Energy business continues to make good progress on its projects with the submission of planning applications for projects involving some 800 MW of potential capacity. Whilst the costs incurred in the development phase have an impact on the results of this segment, AMEC remains confident that future returns will be attractive.

The total operating profit excludes the gain of several million pounds that arose from the disposal of subordinated debt in a PPP concession company that has been included within the interest line.

This segment will include gains made on the disposal of interests in PPP and Wind Energy activities as it remains AMEC's intention to consider the disposal of such interests as they reach financial maturity as long as the post-tax returns are attractive. To date, AMEC has realised £17 million from disposals and reported a cumulative profit of £9 million.

The overall margin is in line with expectations for this business segment with total operating profit slightly ahead of last year.

The increase in net assets reflects the unwinding of the cash position following the exit from non-core construction activities, reduced levels of advance cash and increased PPP equity investment.

The order book was virtually stable year on year at £1.1 billion with an increase in the UK offsetting a decline in North America. The order book only includes projects that have been awarded and therefore excludes those PPP contracts where AMEC has recently secured preferred bidder status. The order book also excludes the concession income streams of PPP projects.



Project Solutions
28% of total turnover in 2004*
24% of total operating profit in 2004

Total turnover	£m
04	1,368.4
03	1,487.1

Total operating profit	£m
04	41.4
03	40.2

	2004 £m	2003 £m
Total turnover	**1,368.4**	1,487.1
Total operating profit	**41.4**	40.2
Margin	**3.0%**	2.7%
Net assets	**65.9**	10.3

* Before internal turnover

The portfolio of Project Equity Investments is poised to deliver growth

Report of the directors

The directors have pleasure in presenting the annual report and accounts for the year ended 31 December 2004.

Business review

Information on the businesses of AMEC, their development during the year and on the future outlook is contained on pages 1 to 43.

An analysis of AMEC's activities is given in note 2 on pages 61 and 62.

The profit on ordinary activities after taxation, which amounted to £22.6 million (2003: £60.8 million), is shown in the consolidated profit and loss account on page 55.

The directors recommend that a final dividend of 7.2 pence (2003: 6.9 pence) per share be paid which, together with the interim dividend of 3.8 pence (2003: 3.6 pence), results in a total dividend for the year of 11.0 pence (2003: 10.5 pence) per share. Dividends amounted to £34.8 million (2003: £30.7 million). The final dividend will be payable on 1 July 2005 to shareholders on the register at the close of business on 13 May 2005.

On 6 May 2004, AMEC announced that, following a strategic review, it would exit from the US construction management market.

On 22 June 2004, the disposal of the remaining 49 per cent shareholding in SPIE Batignolles S.A., its France - based regional construction business, was completed.

Share capital

The authorised and issued share capital of the company as at 31 December 2004 and movements during the year are set out in note 21 on page 71.

Authority was granted to the directors at the 2002 annual general meeting to allot up to £49,790,640 of ordinary share capital, of which up to £7,204,249 could be allotted for cash other than by way of a rights issue. This authority extends until 8 May 2007.

The directors have no present intention of issuing any shares other than in respect of the exercise of share options. No issue will be made which will effectively alter the control of the company without the prior approval of shareholders in general meeting.

Resolution 10 will be proposed at the annual general meeting, to be held on 18 May 2005, to grant authority to the directors to make market purchases of up to 10 per cent of the company's shares within prescribed limits. No such purchases were made in 2004 or up to the date of this report pursuant to the authority granted at last year's annual general meeting.

The directors will only exercise such authority to purchase shares if circumstances arise in which they consider purchases would be of benefit to the company. No purchase would be made unless the directors are of the view that it would result in an increase in earnings per share. The directors will also take into account the company's cash resources, the effect on gearing and other possible investment opportunities before exercising this authority.

Resolution 11, which is covered in further detail in the appendix to the notice of annual general meeting, relates to the introduction of the Savings Related Share Option Scheme 2005, to replace the existing scheme which expires in June 2005. Authority is also sought to introduce an International Savings Related Share Option Scheme, which is substantially the same as the UK scheme. The International scheme requires specific shareholder approval in order that employees in the United States and France can enjoy beneficial tax treatment.

Resolution 12, covered further in the directors' remuneration report, amends the rules of the Performance Share Plan 2002 to increase the individual limit of shares which may be awarded to an executive in any one year from one times to two times salary.

Substantial interests

Pursuant to Section 198 of the Companies Act 1985, notifications have been received by the company of shareholdings of three per cent or more of the issued share capital as at 10 March 2005 and these are as follows:

	Number	Per cent
ToscaFund Limited	28,714,088	8.65
FMR Corp./Fidelity International Limited	21,430,039	6.45
Legal & General Investment Management Limited	11,160,201	3.36

Where relevant, the percentage shareholdings have been adjusted from that notified to the company to reflect the increased share capital resulting from the placing of 30,164,357 shares announced on 20 January 2005.

Directors

Details of the directors of the company at the date of this report are set out on pages 22 and 23.

Mr S Gillibrand retired from the board on 21 January 2004 and Mr J M Green-Armytage replaced him as chairman on that date.

Mr P J Byrom and Mr T W Faithfull were appointed to the board as non-executive directors on 10 February 2005. In accordance with article 91 of the articles of association of the company, Mr Byrom and Mr Faithfull will retire from office at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. They do not have employment contracts with the company.

Sir Peter Mason and Mr J D Early retire in accordance with article 85 of the articles of association of the company and, being eligible, offer themselves for re-election. Sir Peter and Mr Early have employment contracts with the company terminable by one year's notice by either party.

The beneficial interests in the share capital of the company of the directors holding office as at 31 December 2004 were as follows:

	As at 31 December 2004 Number	As at 31 December 2003 Number
J M Green-Armytage	10,000	10,000
Sir Peter Mason	90,669	86,458
J D Early	53,347	49,382
J A Monville	19,809	13,143
E P Airey	18,120	18,120
J A Dallas	2,000	2,000
M O Hesse	16,414	16,414
S J Siddall	24,307	17,641
J-P Jacamon	10,000	10,000
C A Riva	23,000	-

Except for interests under share option schemes, the Long-Term Incentive Plan and the Performance Share Plan, details of which are contained in the directors' remuneration report on pages 49 to 54, no director as at 31 December 2004 had any other interests, beneficial or otherwise, in the share capital of the company or any of its subsidiaries.

There were no changes in the directors' interests in the share capital of the company between 31 December 2004 and 10 March 2005.

No director was materially interested in any contract of significance to AMEC's businesses.

Employees

In 2004, AMEC employed on average 43,660 people worldwide. Details are given in note 6 on page 63.

The development of employees, to ensure that AMEC has the necessary skills and behaviours to deliver its strategic business objectives and to provide for management succession, is given high priority. In addition, recognising the importance for the future of bringing young people into the group, all businesses have well established programmes for recruiting and developing graduates and other trainees.

Respect for cultural diversity and equal opportunities are included among AMEC's Guiding Principles which are incorporated into management policies and processes worldwide. The policy is to recruit from the widest labour market, determining the careers of all employees solely on merit and making judgements about employees, free from the effects of bias and prejudice.

It is AMEC's policy to consider for employment suitably qualified disabled people and to assist them in overcoming handicaps at work. AMEC recognises that special arrangements are necessary, in view of the nature of its main activities, to ensure that disabled employees are properly trained for the tasks they perform. AMEC endeavours to retrain any employee who develops a disability during employment, wherever practicable.

Internal communication is a priority for AMEC, as employees carry forward AMEC's knowledge, brand and reputation. AMEC provides numerous direct or electronic opportunities for employees to raise issues and discuss matters of concern with management.

Employees share knowledge and are kept informed of developments within AMEC through various means, including its intranet AMECnet, internal publications, best practice groups, news bulletins and announcements. A global conference of senior managers is held each year to discuss developing issues.

The company operates an Inland Revenue approved savings related share option scheme open to all eligible UK employees. Shareholders' approval was given at the 2002 annual general meeting to also make the scheme available to overseas employees and the first launch of the scheme is scheduled to be made in North America and certain European countries during 2005.

Report of the directors

continued

Corporate governance

The board is responsible to the shareholders for the management of the company and for the protection of its assets. As such, it is ultimately responsible for putting in place AMEC's systems of internal control and for reviewing their effectiveness. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and consequently can provide reasonable, but not absolute, assurance against material misstatement or loss.

Combined Code compliance

Following the issue in January 2003 of the reports by Derek Higgs on 'Review of the Role and Effectiveness of Non-Executive Directors' and by Sir Robert Smith on 'Audit Committees – Combined Code Guidance', a new Combined Code was issued in July 2003. The new Combined Code applies for reporting years beginning on or after 1 November 2003. Consequently the first year for which the company is required to comply is the year ended 31 December 2004.

As noted in last year's annual report, AMEC carried out a detailed review of the impact of the new Combined Code on the way in which its board and committees carry out their responsibilities. Following this review, the board considered that, as at 1 January 2004, it had taken the necessary steps to put appropriate processes in place to comply with the revised Combined Code throughout 2004.

As at 31 December 2004, the board is able to confirm that the company has complied with the relevant provisions of the revised Combined Code except as follows:

The revised Code requires there to be a "balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the board's decision taking". Following the resignation of Mr S Gillibrand and the subsequent appointment of Mr J M Green-Armytage, who was previously senior independent director, to the position of chairman on 21 January 2004, there has been an imbalance of executive and non-executive directors, with five executives and four non-executives. The board does not consider that this imbalance has impaired its effectiveness in any way. Two new independent non-executive directors, Mr T W Faithfull and Mr P J Byrom, were appointed to the board on 10 February 2005, following an extensive executive search undertaken by Hanson Green on behalf of the board.

The company has interests in a number of joint ventures, associates and joint arrangements. Controls within these entities may not be reviewed as part of AMEC's formal corporate governance process because of the joint management responsibilities but are reviewed as part of the normal internal audit process.

Management and Policy Framework

AMEC's businesses are managed on a decentralised basis. Whilst the board has retained reserve powers, the day-to-day management has been passed to the business leaders, within defined authority limits. The management philosophy is to empower the business leaders to take the actions necessary to deliver the company's operational business objectives within the AMEC Management and Policy Framework, which establishes the standards AMEC employees and contracting staff are expected to meet.

Dialogue with institutional shareholders

Mr J M Green-Armytage, chairman, wrote to all major shareholders shortly after his appointment in January 2004 informing them that he and the senior independent director, Ms E P Airey, were available for meetings or telephone calls with them if required. The chairman attends preliminary and interim results presentations. Ms Airey is available to attend, if requested, one-on-one meetings with major shareholders. During 2004, the chairman had meetings with representatives from two major institutional investors, one in conjunction with Ms Airey.

An in-depth annual perception study of investors' views, prepared by an independent third party, is presented to all board members, who also receive unexpurgated feedback reports following shareholder meetings or events together with all material brokers' research notes on the company.

The board

For the majority of 2004, the board comprised the non-executive chairman, five executive directors and four independent non-executive directors. Two new independent non-executive directors were appointed to the board in February 2005 (see pages 22 and 23 for biographical details).

The company does not combine the role of chairman and chief executive. The chairman is responsible for the running of the board, with the chief executive being responsible for running the group and implementing board strategy and policy. This ensures a clear division of responsibilities at the head of the company, so that no individual has unfettered powers of decision. The independent non-executive directors review the relationship between the chairman and chief executive each year to ensure that the relationship is working effectively.

The non-executive directors are all considered to be independent by the board. They are not employed by the company in any capacity, nor have they been in the past. Ms E P Airey has acted as the board's senior independent director since 21 January 2004, when she replaced Mr J M Green-Armytage in that role. The company secretary is responsible for ensuring that board procedures are followed and all directors have access to his advice and services.

The board has a schedule of matters reserved for its approval, covering areas such as company strategy, the appointment of key executives, approval of accounts, approval of the business plan, budget and financial policies, review of operating results, risk management strategy, ensuring the effectiveness of governance practices, succession planning and significant capital expenditure. The board is supplied in a timely manner with information which enables it to discharge its duties.

An external review of the effectiveness of the board and its committees was carried out during the year by Spencer Stuart by way of interviews with individual directors. Findings were considered by the board as part of its review of both collective and individual board member performance. No material changes were identified as being necessary as a result of this exercise. The independent non-executive directors also met privately both with and without the chairman present and also with both the chairman and chief executive together to consider management performance and succession issues. A formal process exists for the directors to take independent professional advice and receive appropriate training in the course of their duties, at the company's expense, organised by the company secretary.

Board committees

Under AMEC's Management and Policy Framework, the board has formally delegated specific responsibilities to various committees, all of which have written terms of reference. The remit of each committee is set out below. The quorum is generally three directors.

Full details of the constitution and remit of the audit, nominations and remuneration committees can be found under "corporate governance" on www.amec.com.

The committees chaired by non-executive directors are as follows:

- Audit committee – Reviews the integrity, including the material financial reporting judgements, of the company's accounts, including the annual and interim results, related report and accounts and Stock Exchange announcements and any other formal announcements in connection with the company's financial performance, and recommends their approval to the board.

It also reviews the company's internal financial controls and, in conjunction with the risk review committee, the internal control and risk management systems.

The committee has unrestricted access to company documents and meets with the internal and external auditors, and any other member of staff, without the executive directors being present, as required. The head of internal audit formally reports to the committee chairman.

It reviews the head of internal audit's regular reports and, during 2004, carried out an assessment of the effectiveness of the internal audit function. This assessment was carried out by the audit committee primarily by way of a self-assessment by the head of internal audit, following guidance set out by the Institute of Chartered Accountants in England & Wales (ICAEW) in "Evaluating the Effectiveness of Internal Audit", published in November 2003. The audit committee will commission an independent review of the internal audit function in 2005.

The committee considers the appointment, re-appointment, removal, remuneration and terms of engagement of the external auditor and makes recommendations to the board. It discusses the scope and planning of the external audit and reviews the outcome of the external audit and any formal communications from the external auditors, including internal control reports.

The committee also formally reviews and monitors the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements and makes recommendations to the board. During 2004 a review, co-ordinated on behalf of the committee by the head of internal audit, was carried out. The audit committee has also monitored the implementation of the policy on the engagement of the external auditor to supply non-audit services, which was introduced in 2003. This policy follows the guidelines set out by the ICAEW and clearly defines what work can and cannot be performed by any group company's statutory auditor. It also sets out the necessary approval process for those non-audit services that are acceptable.

All non-statutory audit or non-compliance tax services provided by the auditor are reported to the audit committee. During 2004, the fees paid to the company's auditor, KPMG Audit Plc and its associates, for non-audit work were £0.7 million (2003: £0.8 million), which comprised £0.6 million primarily relating to taxation and £0.1 million for other work (2003: £0.6 million and £0.2 million).

In addition to the above amounts, fees of £0.2 million (2003: £1.2 million) were paid to KPMG Audit Plc in connection with due diligence undertaken on acquisitions.

- Nominations committee – Makes recommendations to the board concerning the appointment or termination of a director or the company secretary and, in the case of a non-executive director and the chairman, the extension of an existing appointment.

The committee also regularly reviews board succession planning, in conjunction with reports from the chief executive and corporate human resources director on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within AMEC and on the board.

- Remuneration committee – Sets, and reviews as necessary, the overall contractual and remuneration framework for the chairman, the executive directors and the company secretary, including pension rights and annual bonus incentives.

It considers and determines such other matters relating to the engagement of the chief executive and other executive directors (including matters relating to the enforcement of their service contracts and payments on termination) as the chairman, in respect of the chief executive, and the chief executive, in respect of the other executive directors, refer to the committee.

It agrees the terms to be offered to a proposed new chairman or executive director.

It reviews the salaries of executive directors annually and the chairman biennially, or more frequently as is deemed necessary by the committee chairman. It agrees the performance targets of executive directors and the levels of bonus to be paid to them under the annual bonus incentive scheme.

It determines and agrees with the chief executive the remuneration policy and structure, including annual bonus, for corporate functional executives and deputy operational executives immediately below board level.

It approves performance targets, participation and level of awards for any executive share based incentive scheme.

The following table is a record of the directors' attendance at board and principal board committee meetings during the year ended 31 December 2004. Mr Gillibrand attended one board meeting prior to his retirement on 21 January 2004.

	AMEC plc Board	Audit committee	Nominations committee	Remuneration committee
Number of meetings	9	4	1	[illegible]
J M Green-Armytage	9		1	
Sir Peter Mason	9		1	
J D Early	9			
J A Monville	9			
E P Airey	8	4	1	5
J A Dallas	9	4	1	5
M O Hesse	8	3	1	5
S J Siddall	9			
J-P Jacamon	9	4	1	4
C A Riva	9			

- Charities committee – Makes commitments and donations in support of charitable, educational and cultural causes.

- Compliance and ethics committee – Considers and approves the codes of business conduct and related compliance arrangements and takes responsibility for management of investigations of violations, as required.

- Share transaction committee – Provides clearance or denies permission to relevant employees to deal in AMEC plc shares.

Report of the directors
continued

The committees chaired by executive directors are as follows:

- Banking committee – Reviews and approves facilities for borrowing, guarantees, bonds, indemnities and employee bridging loans and also interest rate and foreign exchange hedging strategies within authority limits set by the board.

- Corporate transactions committee – Considers acquisitions and disposals of businesses and provides guidelines in respect of such transactions within authority limits set by the board.

- Pensions and retirement benefits committee – Reviews proposals relating to new arrangements, amendments, discontinuance, funding or any other matters relating to pension and retirement benefits.

- Risk review committee – Approves the AMEC plc risk register, the AMEC plc risk transfer policy and proposals to enter into contractual commitments that fall outside the delegated authority limits of the executive directors.

Risk management processes

The board, through the committees described above and at its regular meetings, has a continuous process for identifying, evaluating and managing significant risks faced by the company, including strategy, major projects to be undertaken, significant acquisitions and disposals, as well as entry to and exit from different markets. Where appropriate, business decisions are reached following a structured and documented review of potential opportunities and threats, taking steps designed to manage or mitigate any residual risk exposure.

AMEC uses a seven-step Total Risk Management process and has incorporated it into the Management and Policy Framework. The process involves the identification of risks at the gross and net level by each business and each corporate function. The risks are recorded in separate risk registers for each business unit and each function to enable the net positions to be pro-actively managed. The highest risks based on probability and impact are then consolidated into an overall risk register for AMEC plc, which is reviewed in detail by the board on an ongoing basis. The risk management process accommodates mergers, acquisitions and disposals as well as entry to and exit from different markets.

Risk management within AMEC is coordinated via the risk management forum, which meets at least twice yearly. The forum consists of risk managers/sponsors for the businesses and heads of corporate functions and has the remit to report to the risk review committee of the board at least annually. It also reviews progress made in embedding risk management throughout the company, dissemination of best practice and communication of lessons learned.

The risk management and internal control processes are complemented by an annual control risk self-assessment exercise carried out by the principal businesses. This covers major risks, particularly safety, health and environment, legal, commercial and contractual, financial, information technology and human resources. The results are reviewed by the board, through both the audit committee and the executive directors, and as part of the ongoing internal audit process.

The risk management processes were in place for the whole of 2004, and up to the date of approval of the accounts, and satisfy the requirements of the Turnbull guidance.

Going concern

The directors, having made enquiries, consider that the company and the group have adequate resources to continue in operational existence for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts.

Creditor payment policy

Businesses are responsible for agreeing terms and conditions under which transactions with their suppliers are conducted. It is group policy that payments to suppliers are generally made in accordance with these terms and conditions, provided that the supplier complies with all of its obligations in this regard.

The company had 38 days' purchases outstanding as at 31 December 2004 based on the average daily amount invoiced by suppliers during the year.

Donations

Donations to United Kingdom charities amounted to £132,000 for the year ended 31 December 2004.

Auditors

A resolution will be proposed at the annual general meeting for the re-appointment of KPMG Audit Plc as auditors of the company.

Post balance sheet events

In January 2005, AMEC announced the successful placing of 30,164,397 new shares, just under 10 per cent of the issued share capital.

In January 2005, AMEC acquired Paragon Engineering Services Inc. (now AMEC Paragon Inc.) a Houston-based oil and gas engineering services company.

By order of the board

P J Holland
Secretary
10 March 2005

Note
Since 10 March 2005, FMR Corp./Fidelity International Limited have notified further increases in their interests and on 30 March 2005 notified an interest of 34,212,407 shares (10.30%). There were no other changes in either the directors' interests or in the substantial interests in the share capital of the company between 10 March 2005 and 31 March 2005.

Directors' remuneration report

This report covers the remuneration of executive and non-executive directors and related matters, including long-term incentive awards.

Remuneration committee membership and advisers

During the year, the members of the remuneration committee, any three of whom may form a quorum, comprised Mr J A Dallas (chairman), Ms E P Airey, Ms M O Hesse and Mr J-P Jacamon. In accordance with the Combined Code regulations, the chairman, Mr J M Green-Armytage, attends meetings by invitation but is not a member of the remuneration committee.

In considering the matters within its remit, the committee takes account of recommendations from the chairman in respect of the chief executive and from the chief executive in respect of other executives and is advised by the group human resources director.

During 2004, New Bridge Street Consultants LLP ("New Bridge Street") continued to provide standing advice to the committee in connection with its responsibilities. New Bridge Street does not carry out additional work for the company. The terms of engagement between the company and New Bridge Street are available from the company secretary. Monks Partnership, in relation to the UK, and Towers Perrin, particularly in relation to France and the USA, provided market remuneration and benefits reports covering various levels of management which, in respect of the executive directors, were reviewed by New Bridge Street.

Remuneration policy

The objective of the remuneration policy, in respect of the executive directors and other senior executives, is to offer remuneration packages that are competitive in the markets in which the executives are based and which:

- allow AMEC to attract and retain senior executives of high calibre; and
- incentivise senior executives to achieve superior short-term performance and increase the medium and long-term value of AMEC for its shareholders and encourage executives to build and retain a significant shareholding in AMEC.

Remuneration packages comprise:

- base salaries which broadly equate to the mid-market salary practices of a relevant group of support services, engineering and construction comparator companies and other companies regarded as comparable by virtue of, amongst other factors, turnover, employee numbers, market capitalisation and/or geographic coverage;
- annual bonuses which incentivise the achievement of stretching business and individual performance targets and offer the opportunity to achieve upper quartile annual cash earnings if these targets are achieved; and
- medium and long-term incentives which align the interests of shareholders and senior executives by offering the latter the opportunity to accumulate significant capital over a period but only if stretching shareholder value targets are met.

More than half of the overall remuneration package is therefore performance related.

Executive directors' base salaries and annual bonuses

The base salaries of executive directors are reviewed annually, having regard to personal performance, company performance, competitive market practice as determined by external research and pay levels more broadly within the company. The following salaries have been approved from 1 January 2005, representing an average increase of approximately five per cent:

Sir Peter Mason	£610,000
J D Early	£277,500
J A Monville (€546,000 equivalent)	£386,500
S J Siddall	£360,000
C A Riva	£475,000

All executive directors participate in the AMEC executive annual bonus plan which generates bonus payments calculated by reference to each of the following:

- the profit achievement of the group, with a target level of bonus payable for achieving budget and the maximum pay-out requiring achievement of a more stretching target;
- the achievement of other specific business targets, including cash flow and business unit profit; and
- individual performance objectives (for example, in relation to safety, strategy and organisational issues).

A separate amount of bonus attaches to each of these components. The proportions vary between individuals depending on their specific executive roles. In addition, 10 per cent may be allocated to allow recognition of how participants have responded to changing circumstances during the year which cannot necessarily be addressed by predefined targets. The maximum potential annual bonus is 80 per cent of base salary. In every case the profit and other business target components represent more than half of the potential total.

No elements of remuneration other than base salary are pensionable other than for Mr Monville, who is 60, and whose base salary and ordinary annual bonus, up to a maximum of 60 per cent of base salary, are pensionable. Mr Monville's pension arrangements are covered on page 54 of this report. These arrangements are common for senior executives in France and are a contractual obligation that AMEC inherited with the acquisition of SPIE S.A.

In the senior management group immediately below board level, no executive has a base salary or total remuneration higher than any executive director.

Directors' remuneration report

continued

Executive directors' long-term incentives

AMEC has in recent years operated two long-term incentive arrangements, the Performance Share Plan 2002 and the Executive Share Option Scheme 2002. In the light of market practice and the introduction of international financial reporting standards, it has been concluded that forward practice should be to make annual awards of performance shares only. Major shareholders have been consulted on this change of policy and as a result AMEC will be seeking approval at the annual general meeting to increase the limit of annual awards under the Performance Share Plan to a maximum face value of two times' salary, with the continuing proviso that the present economic value ("PEV") of all long-term incentive awards to an individual in any year cannot exceed one times annual base salary (PEV is an assessment of the value today of an award, taking account of various factors including the likelihood of vesting, using an adaptation of the Black Scholes option pricing model). Subject to shareholders approving this proposal, in future share options would only be granted in exceptional circumstances such as recruitment.

Assuming such approval, AMEC's policy for 2005 and beyond will be to make awards each year to executive directors, and to a very small number of other senior executives just below board level, of restricted shares with a value at the time of award of up to 175 per cent of base salary. In addition participants will be offered a further award, up to a maximum of 25 per cent of base salary, of five restricted shares for every three purchased from their previous year's post-tax bonus and held on their behalf as investment shares for the full three year performance period. Awards are also made to a wider group of executives, with lower levels of face value to reflect seniority and contribution. Awards are not normally made to those within 12 months of retirement and, where the individual is within three years of retirement, the size of award has regard to the executive's ability to contribute to the achievement of the performance conditions.

These restricted shares will only vest if pre-determined performance conditions are met. For full vesting, the requirement is for AMEC to be ranked in the top quartile of total shareholder return, measured over a three year period, of a comparator group. This comprises the companies (approximately 40 in number) that, at the time of grant of each award, are in the FTSE All Share Business Support, Environmental Control, Other Construction and Oil Services sub-sectors, and whose market capitalisations lie between £250 million and £3,000 million (or such other range spanning that of AMEC as may be agreed from time to time). If AMEC's performance is at the median, 25 per cent of the award will vest. 100 per cent of the award will vest at upper quartile. Between the median and the upper quartile, the award will vest on a straight-line basis. No awards will vest if AMEC's performance is below median. As a further threshold condition, to ensure that the company's underlying performance is properly reflected, no awards will vest if AMEC's earnings per share have grown by less than the rate of inflation plus six percentage points over the three year period.

These performance conditions are intended to focus executives' attention on the return that AMEC is delivering to its shareholders over the medium-term relative to broadly comparable alternative companies in which shareholders could have invested. Lists of the comparator companies for the awards that lapsed during the year and those awards currently subsisting can be obtained on request from the company secretary.

The present economic value of performance share awards made on this basis in 2004 has been assessed by Watson Wyatt LLP as 40 per cent of face value.

Awards under the Executive Share Option Scheme 2002 are made at an option price based on the market value at the time of grant and are subject to meeting earnings per share ("EPS") performance conditions measured over a fixed three year period as detailed below.

Face value of shares under option	EPS performance – growth per annum	Percentage of award vesting
Up to 1 x base salary	RPI +3 per cent to RPI +5 per cent	25 per cent to 100 per cent
Any award above 1 x base salary	RPI +5 per cent to RPI +9 per cent	0 per cent to 100 per cent

Once exercisable, options may be exercised up to the tenth anniversary of the date of grant.

The present economic value of options granted on this basis in 2004 has been assessed by Watson Wyatt LLP as 17.5 per cent of face value.

During the transition to international financial reporting standards, the Remuneration Committee will aim to ensure that performance measurement for remuneration purposes will be consistent year on year.

In addition, executive directors may participate in relevant all-employee share plans which provide options, without performance conditions, related to savings contracts with an aggregate limit of £250 maximum savings per month.

Executive directors' pension entitlements and benefits

The executive directors, except for Mr J A Monville, are members of the AMEC Staff Pension Scheme and have top-up benefits provided through the AMEC Executive Pension Scheme. The schemes are both approved defined benefit schemes and also provide for life assurance cover and dependants' pensions. These executive directors have a normal retirement age of 60 and accrue pension rights which are linked to the length of pensionable service and to final pensionable salary.

The benefits of Sir Peter Mason, Mr S J Siddall and Mr C A Riva are restricted to take account of the earnings cap and they receive a taxable supplement to their salaries in relation to earnings above the cap. There are no funded or unfunded unapproved arrangements in force for executive directors.

The review of policy on UK executive pensions has still to be concluded following the introduction of the new tax regime that comes into force in April 2006, but the Remuneration Committee currently believes that:

- Pensions should not be provided routinely in excess of the Life Time Allowance;
- The payment of any tax liability of employees will be the responsibility of the individual and not AMEC;
- The scheme design going forward should be aimed at achieving a benefit equivalent to the life-time limit over 20 years service for those executives who would currently have a 1/30ths accrual rate and 30 years for those with a 1/45ths accrual rate. This would involve applying a new scheme-specific earnings cap i.e. only earnings up to a certain level will be used to calculate the final salary-related pension; and
- Salary supplements may continue to be used, where appropriate.

Mr Monville is a member of the SPIE top-up scheme for senior executives, which provides additional pension of up to 20 per cent of pensionable salary on top of the French compulsory social security and industry arrangements, subject to an aggregate limit of 50 per cent of pensionable pay at retirement. Due to French tax rules, this additional pension does not vest until the point of retirement. Mr Monville may retire with the agreement of AMEC from age 60 and must retire by age 65.

Employment related benefits, principally the provision of a company car or car allowance, life assurance and private medical expenses insurance, are also provided to executive directors.

Executive directors' employment contracts

AMEC's policy is that on appointment, executive directors will normally be employed with a notice period of one year. In the event of employment being terminated with less notice than this, damages will be determined at the time taking account of the circumstances leading up to the termination and the individual's duty to mitigate his loss. Mr C A Riva who was appointed in August 2003 has a contract on this basis.

During 2001 the Remuneration Committee decided to change the policy on notice periods from two years to one year. Sir Peter Mason, Mr J D Early and Mr S J Siddall, had employment contracts with notice periods of two years. These were reduced by agreement to one year from 1 January 2003 without compensation but with provision that if the company terminates employment (other than for gross misconduct), rather than receiving notice, the individual will be entitled to one year's remuneration (less tax) as liquidated damages in full and final settlement. For this purpose and, as a reasonable estimate of loss, remuneration is defined as 1.75 times basic annual salary to take account of salary, bonus potential, pension arrangements, the value of benefits and compensation for loss of office.

Mr J A Monville is employed by SPIE S.A. as chairman. As a governing executive (mandataire social) any compensation for loss of office would be subject to negotiation under French law.

External directorships

Executive directors are not permitted to accept external directorships without the prior approval of the board. Sir Peter Mason is a non-executive director of BAe Systems plc. He retains the fee of £50,000 per annum which he receives in relation to this appointment.

Non-executive directors

The non-executive directors receive fees for their services and do not participate in any of the incentive or benefit schemes of the group, other than Mr J M Green-Armytage who is provided with life assurance cover of four times the Inland Revenue pensions earnings cap. The chairman's current fee is £200,000 per annum.

The remuneration of non-executive directors is determined by the chairman and the executive directors under delegated authority from the board. The current fee is £30,000 per annum plus a further £5,000 per annum in respect of chairing one or more committees of the board. Additional fees are payable for days in excess of 20 per annum at the rate of £1,500 per day.

Following a review of governance, a change has been made to the board's policy in relation to the term of office of non-executive directors. The board has concluded that, given the changed emphasis of the company to an increasingly complex international long-term project management and services business, it is appropriate that non-executive director appointments should be for three consecutive three year terms, subject to review after the end of each term. The previous policy was that appointments should be for three years with provision for a review on expiry and that any extended term would normally be for no greater than three years, however further renewal could be made in exceptional circumstances.

The non-executive directors as at 31 December 2004 have fixed term contracts which run until the dates set out below:

	Date of contract	Service review date
J M Green-Armytage	21 January 2004	20 January 2007
E P Airey	26 May 1999	25 May 2005
J A Dallas	28 October 1999	27 October 2005
M O Hesse	1 June 2000	31 May 2006
J-P Jacamon	27 November 2002	27 November 2005

The contract of the chairman, Mr Green-Armytage, contains provision for six months' written notice of resignation prior to the expiry date and payment of six months' fees if the board withdraw their agreement to his continuing to serve as chairman, other than for gross misconduct. The contracts of the other non-executive directors may be terminated by the individual at any time and there are no specific provisions for compensation in the event of early termination by the company.

In accordance with the articles of association of AMEC, all directors are required to seek re-election by shareholders every three years.

Performance graph

The following graph (rebased to 100 as at 1 January 2000) charts the total cumulative shareholder return of the company since 1 January 2000:



Dec 00
Dec 01
AMEC plc
FTSE 250 index
FTSE Support Services Sector index
FTSE Construction and Building Materials Sector index
Source: DataStream

This graph shows the growth in the value of a hypothetical £100 holding in AMEC plc ordinary shares over five years relative to a broad equity market index. As the company's activities span a variety of sectors, the remuneration committee has determined that AMEC's relative performance is best judged against a general market index and, therefore, the relative performance against the FTSE Mid 250 index is shown. As additional information, the performance against the FTSE Construction and Building Materials Sector, where AMEC was listed until 22 November 2004, and the FTSE Support Services sector, where AMEC is currently listed, are also shown.

Directors' remuneration report
continued

Directors' remuneration and related matters

The auditors are required to report on the following information on pages 52 to 54 of the directors' remuneration report.

Individual aspects of remuneration were as follows:

		Salary/fee £000	Bonus[v] £000	Benefits in kind[vi] £000	2004 Total £000	2003 Total £000
Executive:	Sir Peter Mason[i]	670	239	40	949	1,021
	J D Early	263	139	16	418	378
	J A Monville[ii]	370	185	7	562	542
	S J Siddall[iii]	388	148	22	558	513
	C A Riva[iv] (from 1 August 2003)	532	140	33	705	426
	D Robson (to 31 July 2003)	–	–	–	–	268
	G E Payne (to 31 March 2003)	–	–	–	–	67
Non-executive:	J M Green-Armytage	191	–	–	191	46
	E P Airey	46	–	–	46	52
	J A Dallas	35	–	–	35	43
	M O Hesse	46	–	–	46	78
	J-P Jacamon	35	–	–	35	38
	S Gillibrand (to 21 January 2004)	12	–	–	12	167
Total board		2,588	851	118	3,557	3,639

Notes

(i) Sir Peter Mason's salary includes a taxable supplement in relation to earnings above the earnings cap for pension purposes of £95,000 (2003: £88,000).

(ii) Mr Monville's salary comprised €480,000 paid by SPIE S.A. and £30,000 paid by AMEC plc

(iii) Mr Siddall's salary includes a taxable supplement in relation to earnings above the earnings cap for pension purposes of £48,000 (2003: £42,000).

(iv) Mr Riva's salary includes a taxable supplement in relation to earnings above the earnings cap for pension purposes of £72,000 (2003: £29,000).

(v) The bonuses detailed above represented the following percentages of their base salaries for the year against a maximum potential 80 per cent: Sir Peter Mason 41.5 per cent, Mr Early 52.9 per cent, Mr Monville 49.9 per cent, Mr Siddall 43.5 per cent and Mr Riva 30.4 per cent. These reflected the achievement of AMEC plc profit performance that was midway between the threshold and stretch targets set at the start of the year and varying achievement against specific business targets and personal objectives.

(vi) The value of benefits in kind received during the year relates principally to the provision of a company car or car allowance, travelling expenses, life assurance and private medical expenses insurance. Unemployment insurance is also made available to Mr Monville in accordance with French practice and certain relocation expenses have been reimbursed to Mr Riva. None of these benefits are pensionable.

The number of options over AMEC plc shares held by the directors under the Executive Share Option Schemes and Savings Related Share Option Scheme* (together the 'Option Schemes') were as follows:

	As at 1 January 2004 Number	Granted during the year Number	Exercised during the year Number	As at 31 December 2004 Number	Option price Pence	Market price on date of exercise Pence	Exercise period
Sir Peter Mason[i]	600,000			**600,000**	99.00		Feb 1999-Feb 2006
	451,388			**451,388**	144.00		Apr 2000-Apr 2007
	4,211*		4,211*		230.00	265.50	Jan 2004-June 2004
	215,500			**215,500**	219.75		Oct 2005-Oct 2012
	208,000			**208,000**	276.25		Sept 2006-Sept 2013
	4,231*			**4,231***	218.00		Jan 2007-June 2007
		179,687		**179,687**	320.00		Sept 2007-Sept 2014
J D Early[ii]	50,000			**50,000**	144.00		Apr 2000-Apr 2007
	3,369*		3,369*		230.00	263.00	Jan 2004-June 2004
	596*		596*		181.00	272.75	Jul 2004-Dec 2004
	101,000			**101,000**	219.75		Oct 2005-Oct 2012
	96,000			**96,000**	276.25		Sept 2006-Sept 2013
	3,893*			**3,893***	218.00		Jan 2007-June 2007
		82,031		**82,031**	320.00		Sept 2007-Sept 2014
S J Siddall[iii]	97,902		97,902		214.50	317.00	Jun 2003-Jun 2010
	118,500			**118,500**	219.75		Oct 2005-Oct 2012
	119,000			**119,000**	276.25		Sept 2006-Sept 2013
	4,231*			**4,231***	218.00		Jan 2007-June 2007
		106,250		**106,250**	320.00		Sept 2007-Sept 2014
J A Monville	135,000			**135,000**	276.25		Sept 2006-Sept 2013
		109,327		**109,327**	320.00		Sept 2007-Sept 2014
C A Riva	325,791			**325,791**	276.25		Sept 2006-Sept 2013
		143,750		**143,750**	320.00		Sept 2007-Sept 2014

Notes

(i) Gain on exercise £1,495 (2003: £nil).
(ii) Gain on exercises £1,659 (2003: £nil).
(iii) Gain on exercise £100,350 (2003: £nil).
(iv) The performance conditions applied to awards made under the Executive Share Option Schemes during the year were varied from previous years, including the removal of the facility to retest. All awards were at nil cost.
(v) Certain of the options were capable of being exercised as at 31 December 2004 as all performance conditions had been met. If the options had been exercised on that date the approximate gain before appropriate taxes for each of the current directors would have been: Sir Peter Mason, £1,900,000 and Mr Early, £76,875. Had the remainder of the options been capable of being exercised and vested in full as at 31 December 2004, the approximate latent gain before appropriate taxes for each of the current directors would have been: Sir Peter Mason, £213,000; Mr Early, £99,420; Mr Siddall, £118,000; Mr Monville, £29,000 and Mr Riva, £70,000. These hypothetical figures assume that all performance conditions will be fully met, which may not in practice transpire.

The Performance Share Plan 2002 (the 'PSP') was approved by shareholders in 2002. The PSP replaced the Long-Term Incentive Plan (the 'LTIP') which was introduced in 1998. The design of the PSP took account of the provisions of Schedule 'A' to the Combined Code.

The number of restricted shares held by executive directors to whom awards had been made under the PSP and the LTIP were as follows:

	As at 1 January 2004 Number	Awarded during the year Number	Date awarded	Market price at date of award Pence	Lapsed during the year Number	As at 31 December 2004 Number	End of performance period
Sir Peter Mason	68,972		Apr 2001	462.50	68,972	**–**	Mar 2004
	79,500		Apr 2002	430.50		**79,500**	Mar 2005
	221,248		Apr 2003	228.25		**221,248**	Mar 2006
		191,666	Apr 2004	300.00		**191,666**	Mar 2007
J D Early	32,729		Apr 2001	462.50	32,729	**–**	Mar 2004
	38,030		Apr 2002	430.50		**38,030**	Mar 2005
	105,826		Apr 2003	228.25		**105,826**	Mar 2006
		87,500	Apr 2004	300.00		**87,500**	Mar 2007
S J Siddall	31,891		Apr 2001	462.50	31,891	**–**	Mar 2004
	43,890		Apr 2002	430.50		**43,890**	Mar 2005
	113,909		Apr 2003	228.25		**113,909**	Mar 2006
		98,333	Apr 2004	300.00		**98,333**	Mar 2007
J A Monville	134,281		Apr 2003	228.25		**134,281**	Mar 2006
		99,495	Apr 2004	300.00		**99,495**	Mar 2007
C A Riva	167,597		Aug 2003	268.50		**167,597**	Mar 2006
		153,333	Apr 2004	300.00		**153,333**	Mar 2007

Notes relating to this table appear overleaf.

Notes

(i) Awards, as determined by the remuneration committee, were made under the PSP on 14 April 2004 to Sir Peter Mason, Mr J D Early, Mr S J Siddall, Mr J A Monville and Mr C A Riva at a market price of 300.00 pence.
(ii) For the LTIP awards made in April 2001, AMEC failed to meet the minimum performance conditions and, therefore, the awards lapsed in April 2004.
(iii) For the LTIP awards made in April 2002, AMEC failed to meet the earnings per share performance condition and, therefore, these awards will lapse in April 2005.
(iv) The terms and conditions of the PSP and the LTIP have not been varied during the year.
(v) The closing price of the shares at 31 December 2004 was 297.75 pence (2003: 260.00 pence).
(vi) The range of the closing prices for the shares during the year was 252.25 pence to 342.00 pence.
(vii) The register of directors' interests, which is open to inspection at the company's registered office, contains full details of directors' shareholdings, share options and awards under the PSP and the LTIP.
(viii) Had the restricted shares detailed above vested in full as at 31 December 2004 the approximate latent value before appropriate taxes for each of the current directors would have been: Sir Peter Mason, £1,466,000; Mr Early, £689,000; Mr Siddall, £763,000; Mr Monville, £696,000; and Mr Riva, £956,000. These hypothetical figures assume that all performance conditions will be fully met, which may not in practice transpire.

Pension arrangements

The following directors were members of defined benefit schemes provided by the company during the year. Pension entitlements and corresponding transfer values increased as follows during the year:

	Gross increase in accrued pension £000	Increase in accrued pension net of inflation £000	Total accrued pension at 31 December 2004[i] £000	Value of net increase in accrual over period[iii] £000	Total change in value during period[iv] £000	Value of accrued pension at 31 December 2004 £000	Value of accrued pension at 31 December 2003 £000
Sir Peter Mason	4	3	30	37	100	627	522
J D Early	16	12	167	78	434	3,406	2,961
S J Siddall	4	3	15	63	90	307	212
C A Riva	3	3	5	61	65	94	25

Notes

(i) Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year.
(ii) Transfer values have been calculated in accordance with version 1.5 of guidance note GN11 issued by the actuarial profession.
(iii) The value of net increase represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year-end. It is based on the accrued pension increase after deducting the director's contribution.
(iv) The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.
(v) Voluntary contributions paid by directors and resulting benefits are not shown.

Mr J A Monville is a member of the SPIE top-up pension scheme for senior executives. Although the scheme, arranged through an insurance company, is a defined benefit scheme, it is not possible to disclose his pension benefits in the above format. A pension is payable by SPIE only in the event of Mr Monville reaching his normal retirement age of 65 or, following the attainment of age 60, by agreement with AMEC. No pension is due or payable in other circumstances and Mr Monville currently has no accrued right to a pension payment. His pension at the normal retirement age, or as agreed by AMEC, would be based on the average of his last three years base salary and bonus, up to a maximum of 20 per cent of this figure. As at 31 December 2004, this would equate to £106,000 (€149,000) (2003: £94,000 (€134,000)) per annum. It is not possible to attribute a value to the accrued funds as these are not separately identified by the insurance company.

J A Dallas
Chairman, remuneration committee
On behalf of the board
10 March 2005

Consolidated profit and loss account

For the year ended 31 December 2004

	Notes	2004 Before goodwill amortisation and exceptional items £ million	2004 Goodwill amortisation and exceptional items £ million	2004 Total £ million	2003 Before goodwill amortisation and exceptional items £ million	2003 Goodwill amortisation and exceptional items £ million	2003 Total £ million
Turnover: Group and share of joint ventures	2	**4,816.4**	**–**	**4,816.4**	4,712.7	–	4,712.7
Share of turnover in joint ventures		**(158.9)**	**–**	**(158.9)**	(289.9)	–	(289.9)
Group turnover		**4,657.5**	**–**	**4,657.5**	4,422.8	–	4,422.8
Cost of sales		**(4,051.6)**	**–**	**(4,051.6)**	(3,853.2)	–	(3,853.2)
Gross profit		**605.9**	**–**	**605.9**	569.6	–	569.6
Administrative expenses		**(479.4)**	**(21.6)**	**(501.0)**	(441.1)	(16.3)	(457.4)
Group operating profit/(loss)		**126.5**	**(21.6)**	**104.9**	128.5	(16.3)	112.2
Share of operating profit/(loss) in joint ventures and associates	3	**23.1**	**–**	**23.1**	13.2	(0.7)	12.5
Total operating profit/(loss)	2 & 3	**149.6**	**(21.6)**	**128.0**	141.7	(17.0)	124.7
(Loss)/profit on disposal or closure of operations:	4						
(Loss)/profit before goodwill		**–**	**(21.5)**	**(21.5)**	–	0.6	0.6
Goodwill previously written-off to reserves		**–**	**(13.0)**	**(13.0)**	–	–	–
		–	**(34.5)**	**(34.5)**	–	0.6	0.6
Profit/(loss) on disposal of fixed assets	4	**–**	**3.7**	**3.7**	–	(0.4)	(0.4)
Profit/(loss) on ordinary activities before interest		**149.6**	**(52.4)**	**97.2**	141.7	(16.8)	124.9
Net interest payable:	7						
Group		**(18.8)**	**–**	**(18.8)**	(18.4)	–	(18.4)
Joint ventures and associates		**(12.7)**	**–**	**(12.7)**	(10.8)	–	(10.8)
		(31.5)	**–**	**(31.5)**	(29.2)	–	(29.2)
Profit/(loss) on ordinary activities before taxation		**118.1**	**(52.4)**	**65.7**	112.5	(16.8)	95.7
Taxation on profit/(loss) on ordinary activities	8	**(38.7)**	**(4.4)**	**(43.1)**	(36.0)	1.1	(34.9)
Profit/(loss) on ordinary activities after taxation		**79.4**	**(56.8)**	**22.6**	76.5	(15.7)	60.8
Equity minority interests				**(0.8)**			(0.8)
Profit for the year				**21.8**			60.0
Dividends	9			**(34.8)**			(30.7)
Retained (loss)/profit for the year	22			**(13.0)**			29.3
Earnings per ordinary share:	10						
Basic		**26.7p**		**7.4p**	25.8p		20.4p
Diluted		**25.9p**		**7.2p**	25.3p		20.0p
Dividends per ordinary share	9			**11.0p**			10.5p

Consolidated balance sheet

As at 31 December 2004

	Notes	2004 £ million	2003 (as restated) £ million
Fixed assets			
Intangible assets	11	**341.2**	342.1
Tangible assets	12	**187.1**	207.0
		528.3	549.1
Investments:	13		
Joint ventures:			
Share of gross assets		**709.7**	639.7
Share of gross liabilities		**(634.1)**	(585.6)
		75.6	54.1
Associates		**–**	12.7
Other		**37.5**	30.3
		113.1	97.1
		641.4	646.2
Current assets			
Stocks	14	**91.4**	102.0
Debtors: amounts falling due within one year	15	**1,723.5**	1,541.6
Debtors: amounts falling due after one year	15	**184.3**	177.6
Cash at bank and in hand		**299.5**	364.8
		2,298.7	2,186.0
Creditors: amounts falling due within one year	16	**(1,968.1)**	(1,919.1)
Net current assets		**330.6**	266.9
Total assets less current liabilities		**972.0**	913.1
Creditors: amounts falling due after one year	17	**(644.1)**	(587.3)
Provisions for liabilities and charges	20	**(59.8)**	(57.3)
Net assets	2	**268.1**	268.5
Capital and reserves			
Called up share capital	21	**151.0**	149.6
Share premium account	22	**88.8**	82.8
Revaluation reserve	22	**20.1**	11.1
Capital redemption reserve	22	**17.2**	17.2
Profit and loss account	22	**(12.3)**	0.4
Equity shareholders' funds		**264.8**	261.1
Equity minority interests		**3.3**	7.4
Capital employed		**268.1**	268.5

The accounts on pages 55 to 78 were approved by the board of directors on 10 March 2005 and were signed on its behalf by:

Sir Peter Mason KBE
Chief executive

S J Siddall
Finance director

Company balance sheet

As at 31 December 2004

	Notes	2004 £ million	2003 (as restated) £ million
Fixed assets			
Tangible assets	12	**7.5**	7.3
Investments:	13		
Subsidiaries		**891.8**	850.5
Joint ventures		**10.1**	11.1
Other		**0.1**	0.1
		902.0	861.7
		909.5	869.0
Current assets			
Debtors: amounts falling due within one year	15	**12.9**	9.3
Debtors: amounts falling due after one year	15	**76.1**	66.0
Cash at bank and in hand		**4.0**	9.0
		93.0	84.3
Creditors: amounts falling due within one year	16	**(86.8)**	(76.0)
Net current assets		**6.2**	8.3
Total assets less current liabilities		**915.7**	877.3
Creditors: amounts falling due after one year	17	**(528.8)**	(452.8)
Provisions for liabilities and charges	20	**(21.9)**	(20.7)
Net assets		**365.0**	403.8
Capital and reserves			
Called up share capital	21	**151.0**	149.6
Share premium account	22	**88.8**	82.8
Revaluation reserve	22	**0.5**	0.3
Capital redemption reserve	22	**17.2**	17.2
Profit and loss account	22	**107.5**	153.9
Equity shareholders' funds		**365.0**	403.8

The accounts on pages 55 to 78 were approved by the board of directors on 10 March 2005 and were signed on its behalf by:

Sir Peter Mason KBE
Chief executive

S J Siddall
Finance director

Consolidated cash flow statement

For the year ended 31 December 2004

	Notes	2004 £ million	2003 (as restated) £ million
Net cash flow from operating activities	23	**19.4**	97.9
Dividends from joint ventures and associates		**0.2**	4.3
Returns on investments and servicing of finance			
Interest received		**29.1**	24.1
Interest paid		**(46.6)**	(37.0)
		(17.5)	(12.9)
Taxation		**(26.6)**	(30.6)
Capital expenditure			
Purchase of tangible fixed assets		**(51.4)**	(69.6)
Disposal of tangible fixed assets		**52.8**	50.8
		1.4	(18.8)
Acquisitions and disposals	26		
Acquisition of subsidiaries		**(11.0)**	(182.4)
Acquisition of joint ventures, associates and other investments		**(20.1)**	(10.4)
Disposal of joint ventures, associates and other investments		**19.7**	11.7
		(11.4)	(181.1)
Dividends paid to equity shareholders		**(30.8)**	(28.9)
Net cash flow before management of liquid resources and financing		**(65.3)**	(170.1)
Management of liquid resources	25	**32.8**	(20.2)
Financing			
Shares issued		**7.4**	0.4
Purchase of own shares		**(6.5)**	(5.9)
Net movement in debt		**(1.7)**	291.3
		(0.8)	285.8
(Decrease)/increase in cash	24	**(33.3)**	95.5

Consolidated statement of total recognised gains and losses

For the year ended 31 December 2004

	2004 £ million	2003 £ million
Profit for the year	**21.8**	60.0
Exchange and other movements	**(11.8)**	(2.3)
Adjustment arising from the full consolidation of SPIE	**-**	(12.1)
Surplus on property revaluation	**9.6**	-
Total gains and losses relating to the year	**19.6**	45.6

Note of consolidated historical cost profits and losses

For the year ended 31 December 2004

There is no material difference between the reported results and the results calculated on an unmodified historical cost basis.

Reconciliation of movements in consolidated shareholders' funds

For the year ended 31 December 2004

	2004 £ million	2003 (as restated) £ million
Profit for the year	**21.8**	60.0
Dividends	**(34.8)**	(30.7)
Retained (loss)/profit for the year	**(13.0)**	29.3
Exchange and other movements	**(11.8)**	(2.3)
Shares issued	**7.4**	0.4
Adjustment arising from the full consolidation of SPIE	**-**	(12.1)
Surplus on property revaluation	**9.6**	-
Goodwill written back on disposal or closure of operations	**13.0**	-
Movements relating to the Long-Term Incentive Plan and Performance Share Plan 2002	**(1.5)**	(1.8)
Net increase in shareholders' funds	**3.7**	13.5
Equity shareholders' funds as at 1 January	**261.1**	247.6
Equity shareholders' funds as at 31 December	**264.8**	261.1

Shareholders' funds as at 31 December 2002 were £251.8 million and have been amended to incorporate a prior year adjustment of £4.2 million which arose on the adoption of UITF Abstract 38 'Accounting for ESOP trusts' and the amendment to UITF Abstract 17 'Employee share schemes'.

Notes to the accounts

1 Accounting policies

Basis of accounting

The accounts have been prepared under the historical cost convention, modified to include the revaluation of certain land and buildings and in accordance with applicable accounting standards and the Companies Act 1985.

Full implementation of FRS 17 'Retirement benefits' is not mandatory. The additional disclosures required during the transitional period have been included in note 30 to the accounts.

In order to conform with the requirements of UITF Abstract 38 'Accounting for ESOP trusts' and the amendment to UITF Abstract 17 'Employee share schemes', investments in AMEC plc ordinary shares of 50 pence each held by the trustees of the Long-Term Incentive Plan and Performance Share Plan 2002 are recorded as a deduction in arriving at shareholders' funds. Previously these shares were shown within investments. In addition, purchases of shares which were previously shown in the cash flow statement within acquisitions and disposals are now disclosed within financing. This has the effect of reducing net assets by £7.5 million and £6.0 million in 2004 and 2003 respectively. This change has no impact on either the profit and loss account or the statement of total recognised gains and losses for either the prior year or the year under review.

AMEC acquired the outstanding 54 per cent interest in SPIE on 5 March 2003, after which it was fully consolidated in the accounts of AMEC. Additional reviews of the SPIE balance sheet have resulted in the reallocation of amounts held within certain balance sheet captions as at 31 December 2003. These changes provide additional consistency in the presentation of debtors and creditors and have no impact on the net assets of the group.

A new segmental format showing the nature of the group's total turnover, total operating profit and net assets has been adopted. The segments reflect the changes to the composition of the group in 2004 arising from the exit of low margin, high risk construction activities. In addition, the company was reclassified as a Support Services company in November 2004 and the new segmental format is expected to enhance the clarity of the group's reporting and lead to a greater understanding of its activities.

Basis of consolidation

The group accounts include the accounts of AMEC plc and all of its subsidiaries made up to 31 December each year and the group's share of the results and net assets of joint ventures and associates, based on the gross equity and equity methods of accounting, respectively. Joint arrangements, where each party has its own separate interest in particular risks and rewards, are accounted for by including the attributable share of the assets, liabilities and cash flows measured according to the terms of the arrangement.

The company has not presented its own profit and loss account, as permitted by section 230(4) of the Companies Act 1985.

Depreciation

Depreciation is provided on all tangible assets, other than freehold land, at rates calculated to write-off the cost or valuation, less estimated residual value, of each asset on a straight line basis over its estimated useful life, as follows:

Freehold buildings	50 years
Leasehold land and buildings	the shorter of the lease term or 50 years
Plant and equipment	mainly three to five years

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Sterling at the rates of exchange ruling at the balance sheet date. Trading results are translated at average rates for the year. Exchange differences arising on the retranslation of foreign currency net investments and foreign currency borrowings, or forward exchange contracts used to hedge those investments, are taken directly to reserves. Other exchange differences are taken to the profit and loss account in the year.

Goodwill

Goodwill represents the excess of the fair value of purchase consideration over the fair value of net assets acquired. Goodwill arising on acquisitions made post 1 January 1998 is capitalised and amortised, on a straight line basis, over its estimated useful life, which for large acquisitions is not expected to exceed 20 years and for smaller acquisitions, 10 years. Where a business is disposed of or closed, the profit or loss on disposal or closure includes any unamortised amount included within intangible assets.

As permitted by FRS 10 'Goodwill and intangible assets', goodwill arising on acquisitions made prior to 1 January 1998 has been written-off to reserves. Where a business is disposed of or closed, the profit or loss on disposal or closure includes the attributable amount of goodwill previously charged to reserves.

Interest

Interest is written-off to the profit and loss account as incurred by all subsidiaries in the group. The group has, however, investments in joint ventures which are involved in public private partnership projects to finance, design and build assets and operate them on behalf of the client. In view of the nature of these projects, interest directly incurred in funding the construction programme is capitalised until the relevant assets are brought into operational use.

Leases

Operating lease costs are charged to the profit and loss account on a straight line basis over the period of the lease.

Long-term contracts

Amounts recoverable on long-term contracts are stated at cost plus attributable profits, less provision for any known or anticipated losses and payments on account, and are included in debtors. Payments on account in excess of amounts recoverable on long-term contracts are included in creditors.

1 Accounting policies continued

Pensions

Contributions to defined benefit schemes are allocated to the profit and loss account on a systematic basis over the normal expected service lives of employees. Contributions to money purchase schemes are charged to the profit and loss account in the year in which they are incurred.

Share option schemes

No charge is made to the profit and loss account in respect of SAYE schemes that are offered on similar terms to all, or substantially all, UK employees. Included within the profit and loss account reserve are shares in the company held by the AMEC plc Employee Share Trust. This is a discretionary trust, established for the benefit of AMEC employees, the trustee of which is an independent trustee company which retains legal responsibility, control and ownership of these shares.

Stocks

Stocks are stated at the lower of cost and net realisable value.

Taxation

The charge for taxation is based on the results for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 'Deferred Tax'.

Turnover

Turnover represents sales and value of work done excluding all internal transactions within the group.

2 Segmental analyses

	Total turnover 2004 £ million	Total turnover 2003 £ million	Total operating profit/(loss) 2004 £ million	Total operating profit/(loss) 2003 £ million	Net assets/ (liabilities) 2004 £ million	Net assets/ (liabilities) 2003 £ million
Class of business:						
Engineering and Technical Services	**2,293.8**	1,952.7	**75.3**	69.8	**(8.1)**	27.2
Oil and Gas	**1,212.1**	1,350.0	**57.2**	58.2	**129.2**	76.5
Project Solutions	**1,368.4**	1,487.1	**41.4**	40.2	**65.9**	10.3
	4,874.3	4,789.8	**173.9**	168.2	**187.0**	114.0
Internal turnover	**(57.9)**	(77.1)	**–**	–	**–**	–
Corporate costs	**–**	–	**(24.3)**	(26.5)	**–**	–
	4,816.4	4,712.7	**149.6**	141.7	**187.0**	114.0
Goodwill amortisation/capitalised	**–**	–	**(21.6)**	(17.0)	**341.2**	342.1
Net debt	**–**	–	**–**	–	**(283.7)**	(218.1)
Unallocated net assets	**–**	–	**–**	–	**23.6**	30.5
	4,816.4	4,712.7	**128.0**	124.7	**268.1**	268.5
Geographical origin:						
United Kingdom	**1,974.8**	2,109.6	**89.2**	94.8	**67.2**	46.3
Rest of Europe	**1,651.3**	1,379.6	**46.4**	43.1	**(10.9)**	(26.3)
Americas	**690.2**	749.3	**15.3**	9.1	**109.9**	100.6
Rest of the world	**500.1**	474.2	**23.0**	21.2	**20.8**	(6.6)
	4,816.4	4,712.7	**173.9**	168.2	**187.0**	114.0
Corporate costs	**–**	–	**(24.3)**	(26.5)	**–**	–
	4,816.4	4,712.7	**149.6**	141.7	**187.0**	114.0
Goodwill amortisation/capitalised	**–**	–	**(21.6)**	(17.0)	**341.2**	342.1
Net debt	**–**	–	**–**	–	**(283.7)**	(218.1)
Unallocated net assets	**–**	–	**–**	–	**23.6**	30.5
	4,816.4	4,712.7	**128.0**	124.7	**268.1**	268.5

The analysis of total turnover by geographical market is not materially different from that by geographical origin.

Corporate costs comprise the costs of operating the head office of AMEC plc and also certain regional overheads. These are not directly related to the activities of the segments.

The financing of the group's activities is undertaken at a head office level and consequently net interest payable cannot be analysed segmentally. Due to the nature of the businesses acquired, goodwill amortisation/capitalised cannot be analysed segmentally. The unallocated net assets principally comprise assets relating to the pension schemes prepayment and liabilities relating to dividends and taxation and are not directly related to the activities of the segments.

Notes to the accounts

continued

2 Segmental analyses continued

The group's share of the results of joint ventures and associates was as follows:

	SPIE S.A. 2004 £ million	SPIE S.A. 2003 £ million	Others 2004 £ million	Others 2003 £ million	Total 2004 £ million	Total 2003 £ million
Turnover:						
Engineering and Technical Services	–	76.8	**41.8**	27.7	**41.8**	104.5
Oil and Gas	–	28.5	**39.5**	39.8	**39.5**	68.3
Project Solutions	–	50.7	**77.6**	66.4	**77.6**	117.1
	–	156.0	**158.9**	133.9	**158.9**	289.9
Total operating profit/(loss):						
Engineering and Technical Services	–	(1.5)	**1.4**	0.9	**1.4**	(0.6)
Oil and Gas	–	–	**1.6**	2.2	**1.6**	2.2
Project Solutions	–	(4.5)	**20.1**	15.4	**20.1**	10.9
Total operating profit/(loss)	–	(6.0)	**23.1**	18.5	**23.1**	12.5
Profit on disposal or closure of operations	–	7.4	–	–	–	7.4
Profit on ordinary activities before interest	–	1.4	**23.1**	18.5	**23.1**	19.9
Net interest payable	–	–	**(12.7)**	(10.8)	**(12.7)**	(10.8)
Profit on ordinary activities before taxation	–	1.4	**10.4**	7.7	**10.4**	9.1
Taxation on profit on ordinary activities	–	–	**(2.4)**	0.7	**(2.4)**	0.7
Profit for the year	–	1.4	**8.0**	8.4	**8.0**	9.8

SPIE's total operating loss for Engineering and Technical Services in 2003 is after charging goodwill amortisation of £0.7 million.

3 Total operating profit/(loss)

Total operating profit/(loss) is stated after charging the following:

	2004 £ million	2003 £ million
Goodwill amortisation	**21.6**	17.0
Depreciation	**39.8**	47.8
Operating lease payments:		
Land and buildings	**49.6**	33.7
Plant and equipment (including short-term hire)[i]	**139.3**	119.9
Fees paid to auditors and their associates:		
Audit fees:		
KPMG Audit Plc	**1.7**	1.6
Other auditors	**1.7**	1.4
Non-audit fees:		
KPMG Audit Plc or its associates: taxation – £0.6 million (2003: £0.6 million) and other services – £0.1 million (2003: £0.2 million)[ii]	**0.7**	0.8
Other auditors	**1.0**	0.4

Notes

(i) Current annual commitments are detailed in note 28.

(ii) In addition to the above amounts paid to auditors and their associates, due diligence fees paid to KPMG Audit Plc of £0.2 million (2003: £1.2 million) were capitalised as part of the costs of acquisitions in the year ended 31 December 2004.

4 Non-operating exceptional items

	2004 £ million	2003 £ million
(Loss)/profit on disposal or closure of operations:		
Engineering and Technical Services	9.7	7.4
Oil and Gas	-	(0.5)
Project Solutions	(31.2)	(6.3)
Goodwill previously written-off to reserves	(13.0)	-
	(34.5)	0.6
Profit/(loss) on disposal of fixed assets	3.7	(0.4)
	(30.8)	0.2

5 Directors' remuneration and related matters

	2004 £000	2003 £000
Directors' emoluments	3,557	3,639
Gains on exercise of share options	104	-

More detailed information concerning directors' remuneration, including pension benefits, share options and long-term incentive arrangements, is set out in the directors' remuneration report on pages 49 to 54.

6 Staff costs and employee numbers

	2004 £ million	2003 £ million
Wages and salaries	1,226.4	1,271.0
Social security costs	298.8	317.7
Other pension costs	13.5	12.8
	1,538.7	1,601.5

The average number of people employed was as follows:

	2004 Number	2003 Number
Engineering and Technical Services	25,248	25,891
Oil and Gas	11,647	12,806
Project Solutions	6,765	7,204
	43,660	45,901

Notes to the accounts
continued

7 Net interest payable

	2004 £ million	2003 £ million
Interest payable and similar charges:		
Group:		
Bank loans and overdrafts	(40.7)	(37.1)
Other charges	(6.4)	(5.2)
	(47.1)	(42.3)
Joint ventures and associates	(13.1)	(12.0)
	(60.2)	(54.3)
Interest receivable and similar income:		
Group:		
Bank and short-term deposits	16.6	16.0
Other income	11.7	7.9
	28.3	23.9
Joint ventures and associates	0.4	1.2
	28.7	25.1
	(31.5)	(29.2)

The group's share of interest capitalised by joint ventures involved in public private partnership projects amounted to £13.1 million (2003: £10.2 million).

8 Taxation on profit/(loss) on ordinary activities

	2004 £ million	2003 £ million
Current tax:		
UK corporation taxation at 30.0% (2003: 30.0%)	20.8	16.6
Double taxation relief	(2.7)	(0.9)
Overseas taxation	17.7	21.1
Joint ventures' and associates' taxation	(1.8)	(1.4)
	34.0	35.4
Deferred tax:		
UK deferred taxation at 30.0% (2003: 30.0%) – origination and reversal of timing differences	1.7	(2.6)
Overseas deferred taxation	3.2	–
Joint ventures' and associates' deferred taxation	4.2	2.1
	9.1	(0.5)
	43.1	34.9

Included within the current tax charge is £4.4 million (2003: credit of £1.1 million) in respect of exceptional items.

The current tax charge for the year is higher than the standard rate of corporation tax in the UK and is explained as follows:

	2004 £ million	2003 £ million
Profit on ordinary activities before taxation	65.7	95.7
Tax charge at 30.0% (2003: 30.0%)	19.7	28.7
Goodwill amortisation	6.4	4.9
Non-deductible expenses, non taxable income and other differences	2.2	0.1
Overseas income and expenses taxed at rates other than 30.0% (2003: 30.0%)	5.7	1.7
Current tax charge for the year	34.0	35.4

9 Dividends

	2004 Pence	2003 Pence	2004 £ million	2003 £ million
Ordinary shares:				
Interim dividend paid 4 January 2005	3.8	3.6	11.3	10.6
Final recommended dividend payable 1 July 2005	7.2	6.9	23.5	20.1
	11.0	10.5	34.8	30.7

The amounts waived and to be waived by the Trustees of the Long-Term Incentive Plan and Performance Share Plan 2002 in respect of the interim and final dividends is £0.6 million (2003: £0.4 million).

The amounts waived and to be waived by the Trustees of the qualifying employee share ownership trust in respect of the interim and final dividends is £0.1 million (2003: £0.2 million).

10 Earnings per ordinary share

In order to appreciate the effect of goodwill amortisation and exceptional items (net of attributable tax) on the reported underlying performance, additional calculations of earnings per ordinary share have been presented.

	2004			2003		
	Earnings £ million	Weighted average ordinary shares Number million	Earnings per share Pence	Earnings £ million	Weighted average ordinary shares Number million	Earnings per share Pence
Basic earnings before goodwill amortisation and exceptional items, net of attributable tax	78.6	295.0	26.7	75.7	293.3	25.8
Goodwill amortisation	(21.6)	-	(7.3)	(17.0)	-	(5.8)
Exceptional items	(30.8)	-	(10.5)	0.2	-	-
Attributable tax on exceptional items	(4.4)	-	(1.5)	1.1	-	0.4
Basic earnings	21.8	295.0	7.4	60.0	293.3	20.4
Basic earnings before goodwill amortisation and exceptional items, net of attributable tax	78.6	295.0	26.7	75.7	293.3	25.8
Share options	-	1.5	(0.1)	-	1.5	(0.1)
Employee share and incentive schemes	-	6.7	(0.7)	-	4.5	(0.4)
Diluted earnings before goodwill amortisation and exceptional items, net of attributable tax	78.6	303.2	25.9	75.7	299.3	25.3
Goodwill amortisation	(21.6)	-	(7.1)	(17.0)	-	(5.8)
Exceptional items	(30.8)	-	(10.2)	0.2	-	0.1
Attributable tax on exceptional items	(4.4)	-	(1.4)	1.1	-	0.4
Diluted earnings	21.8	303.2	7.2	60.0	299.3	20.0

11 Intangible assets

	Goodwill £ million
Group:	
Cost:	
As at 1 January 2004	379.0
Exchange and other movements	10.9
Acquisition of subsidiaries and businesses	9.7
As at 31 December 2004	399.6
Amortisation:	
As at 1 January 2004	36.9
Exchange and other movements	(0.1)
Provided during the year	21.6
As at 31 December 2004	58.4
Net book value:	
As at 31 December 2004	341.2
As at 31 December 2003	342.1

Notes to the accounts

continued

12 Tangible assets

	Land and buildings £ million	Plant and equipment £ million	Total £ million
Group:			
Cost or valuation:			
As at 1 January 2004	93.2	215.4	308.6
Exchange and other movements	(0.3)	(3.5)	(3.8)
Additions and transfers	7.9	46.8	54.7
Property revaluation	1.0	–	1.0
Disposals and transfers	(29.4)	(39.5)	(68.9)
As at 31 December 2004	**72.4**	**219.2**	**291.6**
Depreciation:			
As at 1 January 2004	9.4	92.2	101.6
Exchange and other movements	0.1	(2.1)	(2.0)
Property revaluation	(8.6)	–	(8.6)
Provided during the year	6.8	33.0	39.8
Disposals and transfers	(1.7)	(24.6)	(26.3)
As at 31 December 2004	**6.0**	**98.5**	**104.5**
Net book value:			
As at 31 December 2004	**66.4**	**120.7**	**187.1**
As at 31 December 2003	83.8	123.2	207.0

	Land and buildings £ million	Plant and equipment £ million	Total £ million
Company:			
Cost or valuation:			
As at 1 January 2004	7.4	2.1	9.5
Additions and transfers	1.3	0.1	1.4
Property revaluation	(0.8)	–	(0.8)
Disposals	(0.1)	(0.1)	(0.2)
As at 31 December 2004	**7.8**	**2.1**	**9.9**
Depreciation:			
As at 1 January 2004	0.7	1.5	2.2
Exchange and other movements	0.1	–	0.1
Property revaluation	(0.4)	–	(0.4)
Provided during the year	0.3	0.3	0.6
Disposals	–	(0.1)	(0.1)
As at 31 December 2004	**0.7**	**1.7**	**2.4**
Net book value:			
As at 31 December 2004	**7.1**	**0.4**	**7.5**
As at 31 December 2003	6.7	0.6	7.3

	Group 2004 £ million	Group 2003 £ million	**Company 2004 £ million**	Company 2003 £ million
The net book value of land and buildings comprised:				
Freehold	**55.2**	61.4	**4.9**	4.4
Long leasehold	**6.9**	15.0	**–**	–
Short leasehold	**4.3**	7.4	**2.2**	2.3
	66.4	83.8	**7.1**	6.7
The cost or valuation of land and buildings comprised:				
Cost	**26.3**	55.5	**2.9**	2.8
External valuation in 1999	**–**	37.7	**–**	4.6
External valuation in 2004	**46.1**	–	**4.9**	–
	72.4	93.2	**7.8**	7.4

12 Tangible assets continued

All significant freehold and long leasehold properties were externally valued as at 31 December 2004 by CB Richard Ellis Limited in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors.

For the United Kingdom, the basis of revaluation was existing use value for properties occupied by group companies and market value for those properties without group occupancy. For properties outside the United Kingdom, the appropriate country valuation standards were adopted which generally reflect market value.

No provision has been made for the tax liability which may arise in the event that certain properties are disposed of at their revalued amounts.

The amount of land and buildings included at valuation, determined according to the historical cost convention, was as follows:

	Group 2004 £ million	Group 2003 £ million	**Company 2004 £ million**	Company 2003 £ million
Cost	**39.2**	46.4	**9.3**	8.6
Depreciation	**(10.6)**	(13.9)	**(2.5)**	(1.7)
Net book value	**28.6**	32.5	**6.8**	6.9

13 Investments (held as fixed assets)

	2004 £ million	2003 £ million
Company:		
Investments in subsidiaries:		
Shares at cost less amounts written-off	**1,495.1**	1,505.8
Amounts owed by subsidiaries	**411.3**	401.4
Amounts owed to subsidiaries	**(1,014.6)**	(1,056.7)
	891.8	850.5

	Joint ventures £ million	Associates £ million	Other investments £ million	Total £ million
Group:				
Net book value:				
As at 1 January 2004	54.1	12.7	30.3	97.1
Exchange and other movements	3.4	0.2	-	3.6
Additions and transfers	12.9	-	7.2	20.1
Disposals and amounts written-off	(5.7)	(14.0)	-	(19.7)
Net movement in share of reserves	11.1	1.1	-	12.2
Dividends received	(0.2)	-	-	(0.2)
As at 31 December 2004	**75.6**	**-**	**37.5**	**113.1**
Represented by:				
Shares at cost less amounts written-off	21.1	-	37.5	58.6
Share of post acquisition results	24.2	-	-	24.2
Net loans from group companies	30.3	-	-	30.3
	75.6	-	37.5	113.1
Company:				
Cost:				
As at 1 January 2004	11.1	-	0.1	11.2
Disposals	(1.0)	-	-	(1.0)
As at 31 December 2004	**10.1**	**-**	**0.1**	**10.2**

Principal group companies are listed on page 82.

Notes to the accounts
continued

13 Investments (held as fixed assets) continued

An analysis of the group's share of net assets of joint ventures was as follows:

	Total 2004 £ million	Total 2003 £ million
Fixed assets	245.6	215.6
Current assets	499.2	447.4
Share of gross assets	744.8	663.0
Loans to group companies	(35.1)	(23.3)
Group share of gross assets	709.7	639.7
Liabilities due within one year	(69.1)	(51.6)
Liabilities due after one year	(569.8)	(540.5)
Share of gross liabilities	(638.9)	(592.1)
Loans from group companies	4.8	6.5
Group share of gross liabilities	(634.1)	(585.6)
Share of net assets	75.6	54.1

14 Stocks

	2004 £ million	2003 £ million
Group:		
Development land and work in progress	71.8	69.9
Raw materials and consumables	6.6	7.6
Other work in progress	2.0	16.4
Finished goods and goods for resale	11.0	8.1
	91.4	102.0

15 Debtors

	Group 2004 £ million	Group 2003 £ million	Company 2004 £ million	Company 2003 £ million
Debtors: amounts falling due within one year				
Amounts recoverable on contracts	512.2	476.1	–	–
Trade debtors	1,137.9	964.7	5.6	3.6
Amounts owed by subsidiaries	–	–	3.5	2.3
Amounts owed by joint ventures	1.3	3.4	0.2	0.1
Other debtors	48.3	73.7	1.4	1.2
Prepayments and accrued income	23.8	23.7	2.2	2.1
	1,723.5	1,541.6	12.9	9.3
Debtors: amounts falling due after one year				
Trade debtors	99.2	105.0	–	–
Amounts owed by joint ventures	4.4	1.6	–	–
Other debtors	0.2	0.3	–	–
Prepayments and accrued income	80.5	70.7	76.1	66.0
	184.3	177.6	76.1	66.0
	1,907.8	1,719.2	89.0	75.3

16 Creditors: amounts falling due within one year

	Group 2004 £ million	Group 2003 £ million	Company 2004 £ million	Company 2003 £ million
Bank and other loans and overdrafts	46.0	109.8	21.4	–
Payments on account	177.7	180.3	–	–
Trade creditors	1,277.0	1,163.9	7.0	4.7
Amounts owed to subsidiaries	–	–	0.4	0.4
Amounts owed to joint ventures	2.5	2.9	0.4	3.0
Corporation tax	29.9	22.7	1.8	2.2
Other taxation and social security costs	270.5	272.3	2.8	13.8
Other creditors	59.3	44.0	6.6	9.0
Accruals and deferred income	70.4	92.4	11.6	12.1
Dividends	34.8	30.8	34.8	30.8
	1,968.1	1,919.1	86.8	76.0

17 Creditors: amounts falling due after one year

	Group 2004 £ million	Group 2003 £ million	Company 2004 £ million	Company 2003 £ million
Bank and other loans	537.2	473.1	524.8	448.8
Trade creditors	26.9	39.5	–	–
Amounts owed to joint ventures	–	–	4.0	4.0
Other taxation and social security costs	6.4	3.7	–	–
Other creditors	2.8	2.3	–	–
Accruals and deferred income	70.8	68.7	–	–
	644.1	587.3	528.8	452.8

18 Analysis of borrowings and banking facilities

The maturity of borrowings was as follows:

	Group 2004 £ million	Group 2003 £ million	Company 2004 £ million	Company 2003 £ million
Due:				
In one year or less, or on demand	46.0	109.8	21.4	–
Between one and two years	5.9	184.1	–	180.0
Between two and five years	423.6	168.0	419.9	159.6
In more than five years	107.7	121.0	104.9	109.2
	583.2	582.9	546.2	448.8

The available undrawn committed bank facilities were as follows:

	2004 £ million	2003 £ million
Group:		
Expiring in:		
In one year or less	–	42.7
Between one and two years	6.4	40.0
In more than two years	329.7	176.8
	336.1	259.5

Notes to the accounts

continued

19 Financial instruments

Details of the group's policies on the use of financial instruments are provided in the Operating and Financial Review on pages 32 to 39. As permitted by FRS 13 'Derivatives and other financial instruments: disclosures', short-term debtors and creditors have been excluded from the following analyses.

The interest rate risk currency profile of financial assets and liabilities was as follows:

	Non interest bearing £ million	Floating rate £ million	Fixed rate £ million	2004 Total £ million	Non interest bearing £ million	Floating rate £ million	Fixed rate £ million	2003 Total £ million
Group:								
Financial assets:								
Sterling	45.4	41.0	–	86.4	73.3	43.8	0.1	117.2
Euro	114.0	98.5	0.1	212.6	117.3	96.2	1.1	214.6
US dollar	6.0	23.3	–	29.3	5.8	56.4	–	62.2
Hong Kong dollar	2.0	3.6	–	5.6	6.1	17.5	–	23.6
Canadian dollar	0.1	11.5	–	11.6	0.2	3.9	–	4.1
Other	17.2	7.1	0.1	24.4	10.3	7.6	0.3	18.2
	184.7	185.0	0.2	369.9	213.0	225.4	1.5	439.9

Floating rate financial assets comprise cash at bank and in hand which bears interest at prevailing market rates.

	Non interest bearing £ million	Floating rate £ million	Fixed rate £ million	2004 Total £ million	Non interest bearing £ million	Floating rate £ million	Fixed rate £ million	2003 Total £ million
Group:								
Financial liabilities:								
Sterling	30.4	344.1	45.0	419.5	62.6	255.0	45.0	362.6
Euro	78.5	101.9	13.0	193.4	81.3	146.0	25.4	252.7
US dollar	2.2	12.6	60.0	74.8	2.3	–	64.8	67.1
Hong Kong dollar	0.5	1.3	–	1.8	1.6	5.0	–	6.6
Canadian dollar	1.4	–	0.2	1.6	1.4	–	0.4	1.8
Other	0.4	–	–	0.4	0.2	8.1	–	8.3
	113.4	459.9	118.2	691.5	149.4	414.1	135.6	699.1

Floating rate financial liabilities comprise borrowings which primarily bear interest at a margin over the relevant inter-bank rate. The fixed rate financial liabilities relate to certain bank and other loans. The weighted average interest rate of the fixed rate loans as at 31 December 2004 was 5.4 per cent (2003: 5.4 per cent).

The maturity of the financial liabilities was as follows:

	2004 £ million	2003 £ million
Group:		
Due:		
In one year or less, or on demand	50.3	122.8
Between one and two years	70.6	245.0
Between two and five years	424.5	209.2
Over five years	146.1	122.1
	691.5	699.1

There is no material difference between the book and fair value of financial assets and liabilities save for financial liabilities in the two to five years category which have a book value of £424.5 million and a fair value of £343.8 million as at 31 December 2004 (£209.2 million and £186.3 million respectively as at 31 December 2003) and those in the over five years category which have a book value of £146.1 million and £116.0 million respectively as at 31 December 2004 (2003: £122.1 million and £86.3 million).

As at 31 December 2004, there were six outstanding interest rate swaps under which the group pays a fixed rate of interest and receives a floating rate based on six months' LIBOR. The instruments cover US dollars, Canadian dollars, Euro and Sterling, and have a Sterling equivalent of £65.0 million. The expiry dates range from January 2005 to January 2008, with a weighted average period to maturity of 29 months as at 31 December 2004.

In addition, there were two outstanding interest rate swaps under which the group pays a floating rate of interest and receives a fixed rate. The instruments cover US dollars with a Sterling equivalent of £15.6 million and expire in July 2013.

After taking into account the effects of forward foreign currency exchange contracts, there were no material currency exposures in respect of monetary assets and liabilities that are not denominated in the functional currency of the relevant business unit.

Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is recognised in either the profit and loss account or via an adjustment to the carrying value of an asset on the balance sheet.

There were no material unrecognised gains or losses at the beginning or end of the year.

20 Provisions for liabilities and charges

	Deferred taxation £ million	Insurance £ million	Onerous property contracts £ million	Retirement indemnities £ million	Total £ million
Group:					
As at 1 January 2004	–	25.3	5.1	26.9	57.3
Exchange and other movements	0.2	–	–	0.8	1.0
Included within debtors	(10.4)	–	–	–	(10.4)
Utilised	(2.8)	–	(1.5)	–	(4.3)
Profit and loss account	9.1	3.1	0.1	–	12.3
Transfer to debtors	3.9	–	–	–	3.9
As at 31 December 2004	**–**	**28.4**	**3.7**	**27.7**	**59.8**

	Deferred taxation £ million
Company:	
As at 1 January 2004	20.7
Profit and loss account	1.2
As at 31 December 2004	**21.9**

The deferred tax (asset)/provision is analysed as follows:

	Group 2004 £ million	Group 2003 £ million	Company 2004 £ million	Company 2003 £ million
Difference between accumulated depreciation and capital allowances	**(2.7)**	(2.6)	**0.3**	0.3
Other timing differences	**15.8**	3.9	**21.6**	20.4
Tax losses	**(17.0)**	(11.7)	**–**	–
	(3.9)	(10.4)	**21.9**	20.7

21 Share capital

The authorised share capital of the company is £350.0 million (2003: £350.0 million).

	2004 £ million	2003 £ million
Group and company:		
Allotted, called up and fully paid ordinary shares of 50 pence each	**151.0**	149.6

The movement in issued share capital during the year was as follows:

	Number	£ million
Group and company:		
As at 1 January 2004	299,164,181	149.6
Qualifying employee share ownership trust allotments	2,538,668	1.3
Exercise of executive share options	146,902	0.1
Exercise of AGRA Inc. stock options	61,060	–
As at 31 December 2004	301,910,811	151.0

Notes to the accounts

continued

21 Share capital continued

There are no performance criteria for the Savings Related Share Option Scheme. The performance criteria for the Executive Share Option Scheme 1995 has been met in prior periods and the criteria for the Executive Share Option Scheme 2002 are outlined in the Directors' Remuneration Report on page 50.

The number of share options outstanding under the Savings Related and Executive Schemes as at 31 December 2004 was as follows.

	Option price per share Pence	Number
Savings Related Share Option Scheme		
Normally exercisable in the period between:		
July 2004 and December 2004	181.00	50,994
January 2004 and June 2004	230.00	842
January 2007 and June 2007	218.00	5,673,512
		5,725,348
Executive Share Option Scheme 1995		
Normally exercisable in the period between:		
February 1999 and February 2006	99.00	600,000
April 2000 and April 2007	144.00	501,388
March 2001 and March 2008	153.50	19,543
April 2003 and April 2010	169.00	10,000
		1,130,931
Executive Share Option Scheme 2002		
Normally exercisable in the period between:		
October 2005 and October 2012	219.75	2,088,002
March 2007 and March 2013	183.25	70,000
September 2007 and September 2013	276.25	2,811,541
September 2008 and September 2014	320.00	2,538,726
		7,508,269

In April 2000, AMEC acquired AGRA Inc. (now AMEC Inc.). At the time of the acquisition, AGRA Inc. Stock Option Plans were available to senior AGRA employees. Grants of stock options were approved and the conditions for the exercise of grants were established by the AGRA Inc. board of directors. The Plans were approved under the rules of the Montreal and Toronto Stock Exchanges. No performance criteria are required to be met prior to exercise of options pursuant to the Plans.

Employees holding options under the Plans were permitted to roll-over their options over AGRA Inc. shares into options over AMEC plc shares following the acquisition. The resultant AMEC options outstanding as at 31 December 2004 are as follows:

	Option price per share Pence	Number
AGRA Inc. 10 year Stock Option Plan		
Normally exercisable in the period between:		
February 2000 and February 2009	132.20	610
December 2000 and December 2009	171.30	24,424
		25,034

As at 31 December 2004, there were 3,019 participants in the Savings Related Scheme, 182 participants in the Executive Schemes and 2 participants in the AGRA Plan.

During the year, under the provisions of the Savings Related Scheme, 3,140,312 shares were transferred to participants from the qualifying employee share ownership trust (Quest) for a total consideration of £7.0 million. The company received £7.0 million from employees in respect of 2,538,668 shares allotted to the Quest.

Under the provisions of the Executive Schemes, 146,902 shares were allotted to participants for a total consideration of £0.3 million and, under the provisions of the AGRA Inc. Plans, 61,060 shares were allotted to participants for a total consideration of £0.1 million.

The closing price of the shares at 31 December 2004 was 297.75 pence (2003: 260.00 pence).

No options were granted during the year under the provisions of the AMEC Savings Related Share Option Scheme.

Options over 2,538,726 shares were granted pursuant to the terms of the Executive Share Option Scheme 2002.

22 Reserves

	Share premium account £ million	Revaluation reserve £ million	Capital redemption reserve £ million	Profit and loss account £ million	Total £ million
Group:					
As at 1 January 2004 (as originally stated)	82.8	11.1	17.2	6.4	117.5
Prior year adjustment (note 1)	–	–	–	(6.0)	(6.0)
As at 1 January 2004 (as restated)	82.8	11.1	17.2	0.4	111.5
Exchange and other movements	–	–	–	(11.8)	(11.8)
Shares issued	6.0	–	–	–	6.0
Transfers on disposals	–	(0.6)	–	0.6	–
Surplus on revaluation	–	9.6	–	–	9.6
Goodwill written back on disposal or closure of operations	–	–	–	13.0	13.0
Movements relating to the Long-Term Incentive Plan and Performance Share Plan 2002	–	–	–	(1.5)	(1.5)
Retained loss for the year	–	–	–	(13.0)	(13.0)
As at 31 December 2004	**88.8**	**20.1**	**17.2**	**(12.3)**	**113.8**
Company:					
As at 1 January 2004 (as originally stated)	82.8	0.3	17.2	159.9	260.2
Prior year adjustment (note 1)	–	–	–	(6.0)	(6.0)
As at 1 January 2004 (as restated)	82.8	0.3	17.2	153.9	254.2
Exchange and other movements	–	0.6	–	(2.5)	(1.9)
Shares issued	6.0	–	–	–	6.0
Deficit on property revaluation	–	(0.4)	–	–	(0.4)
Movements relating to the Long-Term Incentive Plan and Performance Share Plan 2002	–	–	–	(1.5)	(1.5)
Retained loss for the year	–	–	–	(42.4)	(42.4)
As at 31 December 2004	**88.8**	**0.5**	**17.2**	**107.5**	**214.0**

Included within the profit and loss account is £7.5 million (2003: £6.0 million) in respect of 5,313,367 (2003: 4,008,353) shares of 50 pence each in the company, held by the trustees of the AMEC plc Employee Share Trust to satisfy awards in respect of the Long-Term Incentive Plan and the Performance Share Plan 2002. The cost of these shares is being written-off to the profit and loss account over the period between the dates of the awards and the expected vesting of the shares. The market value of these shares as at 31 December 2004 was £15.8 million (2003: £10.4 million).

A qualifying employee share ownership trust (Quest) was established on 26 August 1999. The Quest holds shares issued by the company in connection with the savings related share option scheme. During the year the company allotted 2,538,668 (2003: 59,629) shares to the Quest and the Quest transferred 3,140,312 (2003: 72,109) of these shares to employees exercising options.

As at 31 December 2004 the Quest held 1,006,693 (2003: 1,608,337) shares and these are included within investments at £nil (2003: £nil).

The cumulative goodwill (at historic exchange rates) written-off against reserves in respect of acquisitions prior to 1 January 1998, when FRS 10 'Goodwill and intangible assets' was adopted, amounts to £187.2 million (2003: £200.2 million).

The loss of the company for the year was £7.6 million.

23 Reconciliation of group operating profit to net cash flow from operating activities

	2004 £ million	2003 £ million
Group operating profit	**104.9**	112.2
Goodwill amortisation	**21.6**	16.3
Depreciation	**39.8**	47.8
Decrease/(increase) in stocks	**10.0**	(0.3)
(Increase)/decrease in debtors	**(206.2)**	307.7
Increase/(decrease) in creditors and provisions	**52.0**	(382.2)
Exchange and other movements	**(2.7)**	(3.6)
Net cash flow from operating activities	**19.4**	97.9

Notes to the accounts

continued

24 Reconciliation of net cash flow to movement in net funds

	2004 £ million	2003 £ million
(Decrease)/increase in cash	(33.3)	95.5
Cash flow from movement in debt	1.7	(291.3)
Cash flow from movement in liquid resources	(32.8)	20.2
Change in funds resulting from cash flows	(64.4)	(175.6)
Exchange and other non cash movements	(1.2)	(5.2)
Movement in net funds in the year	(65.6)	(180.8)
Net funds as at 1 January	(218.1)	(37.3)
Net funds as at 31 December	(283.7)	(218.1)

25 Analysis of net funds

	As at 1 January 2004 £ million	Cash flow £ million	Exchange and other non-cash movements £ million	As at 31 December 2004 £ million
Cash at bank and in hand	243.8	(26.8)	(2.5)	214.5
Overdrafts	(22.9)	(6.5)	(0.1)	(29.5)
		(33.3)		
Debt due within one year	(86.9)	69.6	0.8	(16.5)
Debt due after one year	(473.1)	(67.9)	3.8	(537.2)
		1.7		
Liquid resources	121.0	(32.8)	(3.2)	85.0
	(218.1)	(64.4)	(1.2)	(283.7)

Liquid resources comprise short-term bank deposits, investments in government and corporate bonds and floating rate notes.

26 Acquisitions and disposals

All acquisitions in 2004 have been accounted for under the acquisition method of accounting and a provisional assessment of the fair value to the group of the assets and liabilities acquired has been made.

A number of small acquisitions were made in the year ended 31 December 2004 for an aggregate consideration of £11.0 million. The aggregate book value of the identifiable assets and liabilities was £1.3 million and the aggregate goodwill arising on the acquisitions was £9.7 million.

The acquisition cost of joint ventures and other investments amounted to £20.1 million in 2004 and principally related to investments in public private partnership projects.

Joint ventures, associates and other investments with a carrying value of £19.7 million were disposed of in the year, realising proceeds of £19.7 million.

27 Capital commitments

	Group 2004 £ million	Group 2003 £ million	Company 2004 £ million	Company 2003 £ million
Contracted but not provided for in the accounts	1.2	2.2	–	–

As at 31 December 2004, there was a commitment to invest a total of £36.0 million (2003: £56.7 million) in various public private and regeneration partnership projects.

28 Lease commitments

The current annual commitments payable under non-cancellable operating leases were as follows:

	Land and buildings 2004 £ million	Land and buildings 2003 £ million	Plant and equipment 2004 £ million	Plant and equipment 2003 £ million
Group:				
Expiring:				
In one year or less	**6.3**	1.3	**9.2**	5.0
Between two and five years	**14.2**	10.7	**9.6**	15.0
Over five years	**10.2**	19.3	**0.1**	0.1
	30.7	31.3	**18.9**	20.1
Company:				
Expiring:				
Over five years	**-**	0.4	**-**	-

29 Contingent liabilities

Guarantees and indemnities

Guarantees given by the company in respect of borrowings of subsidiaries amounted to £nil as at 31 December 2004 (2003: £0.2 million).

The borrowings of joint ventures, consolidated on a gross equity basis, are generally without recourse to AMEC other than for normal performance obligations which are usually given on a several basis. AMEC has provided guarantees in respect of committed bank facilities granted to certain property joint ventures. The borrowings drawn against these facilities amounted to £35.0 million at 31 December 2004 (2003: £37.0 million) and the current debt service ratios for these joint ventures are all within the agreed levels.

The company and certain subsidiaries have given counter indemnities in respect of performance bonds issued, on behalf of group companies, in the normal course of business.

On 2 February 2005, AMEC completed a series of transactions that resulted in the disposal of its effective interest in Derech Eretz Highway (1997) Limited, which owns the concession rights for the Cross Israel Highway, Derech Eretz Construction joint venture, which undertook the design and construction of the Highway and Derech Eretz Highways Management Corporation Limited which acts as the operator to the Highway. As a result of these disposals, AMEC has been released from all guarantees and obligations relating to its various interests as at 31 December 2004.

Prior to the disposal, AMEC had provided direct and indirect support on a joint and several basis for a performance bond on the Cross Israel Highway Concession (the "Concession") for an amount of £78.1 million as at 31 December 2004 (2003: £83.7 million). In addition, AMEC had also provided support on a joint and several basis, both directly to an intermediate holding company and indirectly from the intermediate holding company, to the Concession for letters of credit that the Concession had procured from external banks. These letters principally relate to the performance obligations of the Concession. The intermediate company (in which AMEC had a one third share) had a third share in the Concession and its share of the performance obligations of the Concession amounted to £10.9 million as at 31 December 2004 (2003: £28.8 million). The performance obligations of the Concession amounted to £32.7 million as at 31 December 2004 (2003: £86.4 million).

As at 31 December 2004, AMEC has a commitment to invest £36.0 million (2003: £56.7 million) in joint venture projects. It has also provided guarantees on certain projects to invest further amounts of up to £16.4 million (2003: £9.8 million) if the projects do not perform satisfactorily. No future adverse events, however, are currently envisaged.

Notes to the accounts
continued

29 Contingent liabilities continued

Legal claims and actions

AMEC takes internal and external legal advice in considering known legal claims and actions made by or against the company. Consequently it carefully assesses the likelihood of the success of a claim or action. AMEC makes an appropriate provision for those legal claims or actions for and against the company on the basis of the likely outcome, but makes no provision for those which are unlikely to succeed.

During 1994 and 1995, AMEC Construction Management Inc. (ACMI), (a wholly owned subsidiary of AMEC plc), entered into various contracts with the United States General Services Administration (GSA) for the construction of courthouses in Missouri and California and for the refurbishment and seismic upgrade of a US Customs House in California. The total value of these contracts at point of signing was in the order of US$290 million. Due, inter alia, to unforeseen site conditions, client delays and numerous design and scope changes, ACMI suffered significant cost overruns and submitted substantial recovery claims.

In June 1999, GSA terminated the right of ACMI to complete one contract, which at that stage was 85 per cent complete. ACMI contested the termination and sued the GSA for recovery of all claims on this contract.

The United States Department of Justice then filed a counterclaim alleging false claims on the GSA contracts and sought to argue that, as a result, ACMI had forfeited its rights to recovery of all claims.

ACMI, upon legal advice, pleaded guilty in December 2000 and November 2001 to two federal felonies and paid two fines totalling approximately US$1.2 million. AMEC also agreed to introduce additional ethical processes and procedures, both for the North American workforce and for those staff employed by AMEC, whose responsibilities caused them to have regular business contact with AMEC Americas and thus, the US Government.

The GSA subsequently filed a motion for summary judgement seeking an order declaring that ACMI had forfeited its claims on all the projects. ACMI opposed the motion and oral argument was held in February 2004. There were no further developments in the year ended 31 December 2004 and a decision is not expected for at least six months.

AMEC continues to hope that an amicable settlement of all the outstanding issues with the GSA can be secured but there is, at this time, no certainty that such an outcome will be achieved.

30 Pension arrangements

The group operates a number of pension schemes for United Kingdom and overseas employees. All United Kingdom members are in defined benefit schemes and the majority of overseas employees are in defined contribution schemes.

SSAP 24 'accounting for pension costs'

Contributions by employees and employers are paid in accordance with the advice of qualified actuaries and are held separately from the assets of the group in trustee administered funds.

The total pension cost for the group was £13.5 million (2003: £12.8 million) and there is a prepayment of pension costs as at 31 December 2004 of £80.1 million (2003: £70.3 million) included within debtors: amounts falling due after one year.

The projected unit valuation method has been used to assess liabilities and future funding rates for the three major schemes which cover approximately 90 per cent of United Kingdom members. The latest actuarial valuations of these schemes were undertaken as at 31 December 2001 and 1 April 2002. These showed that the market value of the assets was £1,058.6 million, with the actuarial value of assets being sufficient to cover 114 per cent of the accrued benefits. The principal assumptions were based upon future investment returns of 5.50 to 6.30 per cent, future pensionable salary increases of 3.70 to 4.75 per cent, future pension increases of 2.50 to 2.70 per cent and valuation rates of interest of 5.50 to 5.60 per cent.

FRS 17 'retirement benefits'

The valuations used for FRS 17 disclosures have been based on the most recent valuations of the three major schemes as at 31 December 2001 and 1 April 2002, and updated by the schemes' actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December. The assets of the schemes are stated at their aggregate market value as at 31 December.

The financial assumptions used to calculate the schemes' liabilities under FRS 17, on a projected unit valuation method, are as follows:

	2004 Per cent	2003 Per cent	2002 Per cent
Rate of discount	**5.3**	5.4	5.5
Rate of inflation	**2.7**	2.7	2.3
Rate of increase in salaries	**3.8**	3.7	3.3
Rate of increase in pensions in payment	**2.8**	2.7	2.3

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

The market value of the schemes' assets, (which are not intended to be realised in the short-term, and may be subject to significant change before they are realised), and the present value of the schemes' liabilities (which are derived from cash flow projections over long periods and thus inherently uncertain) were as follows:

	Long-term rate of return expected as at 31 December 2004 Per cent	Value as at 31 December 2004 £ million	Long-term rate of return expected as at 31 December 2003 Per cent	Value as at 31 December 2003 £ million	Long-term rate of return expected as at 31 December 2002 Per cent	Value as at 31 December 2002 £ million
Equities	**7.5**	**620.4**	7.8	621.3	7.5	459.9
Bonds	**5.3**	**422.6**	5.4	360.1	5.5	380.1
Property	**6.5**	**88.8**	6.8	90.1	6.5	75.9
Cash	**4.5**	**29.7**	4.5	3.4	4.5	25.2
Total market value of schemes' assets		**1,161.5**		1,074.9		941.1
Present value of schemes' liabilities		**(1,042.6)**		(954.6)		(825.7)
Surplus in the schemes		**118.9**		120.3		115.4
Related deferred tax liability		**(35.7)**		(36.1)		(34.6)
Net pension asset arising under FRS 17		**83.2**		84.2		80.8

The movement in the surplus in the schemes during the year is as follows:

	2004 Group £ million	2003 Group £ million
Surplus in the schemes as at 1 January	**120.3**	115.4
Current service cost	**(29.5)**	(25.7)
Contributions paid	**16.8**	16.4
Other financial income	**21.0**	14.9
Actuarial losses	**(9.7)**	(0.7)
Surplus in the schemes as at 31 December	**118.9**	120.3

If FRS 17 had been fully adopted in these accounts the pension costs charged would have been as follows:

Analysis of other pension costs charged in arriving at group operating profit:	2004 Group £ million	2003 Group £ million
Current service cost	**29.5**	25.7

Analysis of the amount credited to other financial income:	2004 Group £ million	2003 Group £ million
Expected return on pension schemes' assets	**69.5**	57.7
Interest on pension schemes' liabilities	**(48.5)**	(42.8)
Other financial income	**21.0**	14.9

Analysis of amounts included in the consolidated statement of total recognised gains and losses:	2004 Group £ million	2003 Group £ million
Actual return less expected return on schemes' assets	**27.8**	84.7
Experience gains and losses on schemes' liabilities	**(0.7)**	(7.0)
Changes in assumptions	**(36.8)**	(78.4)
Actuarial losses	**(9.7)**	(0.7)

Notes to the accounts

continued

30 Pension arrangements continued

If FRS 17 had been fully adopted in these accounts the net assets and profit and loss account reserve would have been as follows:

Net assets	2004 Group £ million	2003 Group £ million
Net assets per consolidated balance sheet	**268.1**	268.5
SSAP 24 prepayment (net of deferred tax)	**(56.1)**	(49.2)
Net assets excluding SSAP 24 prepayment	**212.0**	219.3
Net pension asset arising under FRS 17	**83.2**	84.2
Net assets including net pension asset arising under FRS 17	**295.2**	303.5

Profit and loss account reserve	2004 Group £ million	2003 Group £ million
Profit and loss account reserve per consolidated balance sheet	**(12.3)**	0.4
SSAP 24 prepayment (net of deferred tax)	**(56.1)**	(49.2)
Profit and loss account reserve excluding SSAP 24 prepayment	**(68.4)**	(48.8)
Net pension asset arising under FRS 17	**83.2**	84.2
Profit and loss account reserve including net pension asset arising under FRS 17	**14.8**	35.4

The history of experience gains and losses has been as follows:

	2004 Group £ million	2004 Group Per cent	2003 Group £ million	2003 Group Per cent	2002 Group £ million	2002 Group Per cent
Difference between expected and actual return on scheme assets	**27.8**		84.7		(150.7)	
Percentage of scheme assets		**2.4**		7.9		(16.0)
Experience gains and losses on scheme liabilities	**(0.7)**		(7.0)		(4.6)	
Percentage of scheme liabilities		**(0.1)**		(0.7)		(0.6)
Total amount recognised in statement of total recognised gains and losses	**(9.7)**		(0.7)		(204.0)	
Percentage of scheme liabilities		**(0.9)**		(0.1)		(24.7)

31 Related party transactions

During the year there were a number of transactions with joint ventures, associates and joint arrangements, all of which arose in the normal course of business. These transactions and the related balances outstanding as at 31 December are as follows:

	Value of transactions in the year		Outstanding balance as at 31 December	
	2004 £ million	2003 £ million	2004 £ million	2003 £ million
Services rendered	**59.6**	63.2	**6.5**	8.3
Services received	**3.0**	19.0	**-**	0.6
Sale of fixed assets	**29.7**	49.2	**-**	-
Purchase of fixed assets	**-**	1.6	**-**	-
Provision of finance	**18.0**	14.3	**25.4**	44.0

The amounts receivable from, and payable to, joint ventures are disclosed in notes 15 and 16.

Statement of directors' responsibilities

The following should be read in conjunction with the report of the auditors which is set out on the following page.

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company and the group and of the profit or loss for that period.

In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of AMEC plc

We have audited the accounts on pages 55 to 78. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual report and the directors' remuneration report. As described on the previous page, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the Corporate Governance statement on pages 46 to 48 reflects the company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the company and the group as at 31 December 2004 and of the profit of the group for the year then ended; and
- the accounts and the part of the directors' remuneration report, on pages 52 to 54, to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Manchester
10 March 2005

Five year record

	2004 £ million	2003 £ million	2002 £ million	2001 £ million	2000 £ million
Summarised consolidated results					
Total turnover	**4,816.4**	4,712.7	4,331.6	4,467.5	3,980.0
Profit on ordinary activities before goodwill amortisation, exceptional items and taxation:	**118.1**	112.5	105.2	116.7	96.9
Goodwill amortisation	**(21.6)**	(17.0)	(13.1)	(11.1)	(6.7)
Exceptional items:					
Reorganisation costs	**–**	–	(12.9)	–	–
(Loss)/profit on disposal or closure of operations	**(21.5)**	0.6	(12.0)	(24.0)	(6.8)
Attributable goodwill	**(13.0)**	–	(28.0)	(0.5)	(3.6)
Profit/(loss) on disposal of fixed assets	**3.7**	(0.4)	–	(0.4)	–
	(30.8)	0.2	(52.9)	(24.9)	(10.4)
Profit on ordinary activities before taxation	**65.7**	95.7	39.2	80.7	79.8
Taxation on profit on ordinary activities	**(43.1)**	(34.9)	(28.6)	(33.3)	(29.9)
Profit on ordinary activities after taxation	**22.6**	60.8	10.6	47.4	49.9
Equity minority interests	**(0.8)**	(0.8)	0.2	–	(0.1)
Profit for the year	**21.8**	60.0	10.8	47.4	49.8
Dividends on equity shares	**(34.8)**	(30.7)	(29.5)	(25.9)	(18.8)
Dividends on non-equity shares	**–**	–	–	(15.8)	(9.2)
Retained (loss)/profit for the year	**(13.0)**	29.3	(18.7)	5.7	21.8
Basic earnings per ordinary share	**7.4p**	20.4p	3.7p	13.7p	19.1p
Diluted earnings per ordinary share*	**25.9p**	25.3p	24.3p	26.5p†	23.5p
Dividends per ordinary share	**11.0p**	10.5p	10.0p	9.5p	8.5p
Dividend cover*	**2.4x**	2.4x	2.4x	2.8x	2.8x
Summarised consolidated balance sheets					
Fixed assets	**641.4**	646.2	391.5	457.4	449.4
Net working capital	**(29.8)**	(102.3)	(57.7)	(84.9)	91.8
Net debt	**(283.7)**	(218.1)	(37.3)	(44.6)	(211.8)
Provisions for liabilities and charges	**(59.8)**	(57.3)	(47.1)	(44.2)	(48.6)
Net assets	**268.1**	268.5	249.4	283.7	280.8
Shareholders' funds	**264.8**	261.1	247.6	281.5	278.6
Equity minority interests	**3.3**	7.4	1.8	2.2	2.2
	268.1	268.5	249.4	283.7	280.8

The figures are stated in accordance with the accounting policies set out on page 60.

*Before goodwill amortisation and exceptional items.

†Pro forma basis assuming preference shares were converted to ordinary shares on 1 January 2001.

Principal group companies

As at 31 December 2004

The subsidiaries and joint ventures which, in the opinion of the directors, principally affect group trading results and net assets are listed below. Except where indicated, all subsidiaries listed below are wholly owned, incorporated in Great Britain and carry on their activities principally in their countries of incorporation. Shares are held by subsidiary companies except where marked with an asterisk where they are held directly by the company. All holdings are of ordinary shares, except where otherwise indicated. A full list of subsidiaries will be filed with the Registrar of Companies with the next annual return.

Subsidiaries

AMEC S.A. (France)
AMEC Americas Limited (Canada) (note 1)
AMEC Australia Pty Limited (Australia) (note 2)
AMEC (Bermuda) Limited (Bermuda)
AMEC Biopharmaceuticals Inc. (USA)
AMEC BKW Limited
AMEC Capital Projects Limited
AMEC Civil Engineering Limited
AMEC Civil Inc. (USA)
AMEC Civil LLC (USA) (80%) (note 3)
AMEC Construction Limited
AMEC Construction Management Inc. (USA)
AMEC Developments Limited
AMEC Dynamic Structures Ltd. (Canada)
AMEC Dynamic Structures Inc. (USA)
AMEC Earth & Environmental Inc. (USA)
AMEC Earth & Environmental (UK) Limited
AMEC E&C Services Inc. (USA)
AMEC Facilities Limited
*AMEC Finance Limited
AGRA Foundations Limited (Canada)
AGRA Foundations Inc. (USA)
*AMEC Group Limited
AMEC Group Singapore Pte Limited (Singapore)
AMEC Holdings Inc. (USA)
AMEC Inc. (Canada)
AMEC Infrastructure Inc. (USA)
AMEC Infrastructure Limited (Canada)
AMEC Ingenieurbau GmbH (Germany)
AMEC Internal Asset Management Limited
AMEC International Construction Limited (operating outside the United Kingdom)
*AMEC Investments Limited
AMEC Kamtech Inc. (USA)
AMEC Offshore Inc. (USA)
AMEC Offshore Services Limited
AMEC Paragon Inc. (USA) (acquired 20 January 2005)
AMEC Pipeline Professionals Inc. (USA)
AMEC Power Limited
AMEC Project Investments Limited
*AMEC Property and Overseas Investments Limited
*AMEC Services Limited (note 4)
AMEC SPIE S.A. (France)
AMEC SPIE Benelux b.v. (Belgium)
AMEC SPIE Capag S.A. (France)
AMEC SPIE Communications S.A. (France)
AMEC SPIE Energie Services S.A. (France)
AMEC SPIE Est SAS (France)
AMEC SPIE Ile-de-France Nord-Ouest SAS (France)
AMEC SPIE Oil and Gas Services SAS (France)
AMEC SPIE Ouest-Centre SAS (France)
AMEC SPIE Rail (FR) S.A. (France)
AMEC SPIE Rail Systems Limited (note 5)
AMEC SPIE Rail (UK) Limited
AMEC SPIE Sud-Est SAS (France)
AMEC SPIE Sud-Ouest SAS (France)
AMEC SPIE Thermatome SAS (France)
AMEC Utilities Limited
Atlantic Services Limited (Bermuda)
CV Buchan Limited (name changed to Buchan Concrete Solutions Limited on 15 February 2005)
IMISA S.A. (Spain)
Ipedex SAS (France)
Laurent SAS (France)
Midwest Management (1987) Ltd (Canada)
National Ventures Inc. (USA)
Primat Recruitment Limited
SPIE S.A. (France)
Spie Enertrans S.A. (France)
US Pipeline Inc. (USA)

Joint ventures

City Airport Rail Enterprises (Holdings) Limited (50%) (note 6)
Européenne de Travaux Ferroviaires S.A. (France) (50%) (note 7)
Fluor AMEC Enterprises LLC (49%) (note 8)
Health Management (Carlisle) Holdings Limited (50%) (note 9)
Health Management (UCLH) Holdings Limited (33.3%) (note 10)
Ician Developments Limited (50%) (note 11)
KIG Immobilien Beteiligungsgesellschaft mbH (Germany) (50%) (note 12)
Newcastle Estate Partnership Holdings Limited (50% – 'A' shares) (note 13)
*Northern Integrated Services Limited (50% – 'B' shares) (note 14)
*Road Management Group Limited (25%) (note 15)
Road Management Services (A13) Holdings Limited (25%) (note 16)
Road Management Services (Darrington) Holdings Limited (25%) (note 17)
Wastewater Management Holdings Limited (25% – 'B' shares) (note 18)

Notes

1 In January 2004, the operations of AMEC Earth & Environmental Limited and AMEC E&C Services Limited merged to form AMEC Americas Limited.
2 The issued share capital of AMEC Australia Pty Limited is 62,930,001 ordinary shares of A$1 each, 12,500,000 class 'A' redeemable preference shares of A$1 each and 2,500 non-cumulative redeemable preference shares of A$1 each.
3 The issued share capital of AMEC Civil LLC is 1,000 common shares of US$1 each.
4 The issued share capital of AMEC Services Limited is 50 million ordinary shares of 99 pence each and 50 million preference shares of 1 pence each.
5 The issued share capital of AMEC SPIE Rail Systems Limited is held 50% AMEC plc and 50% SPIE Enertrans UK Limited.
6 The issued share capital of City Airport Rail Enterprises (Holdings) Limited is 50,000 ordinary shares of £1 each.
7 The issued share capital of Européenne de Travaux Ferroviaires S.A. is 990,000 ordinary shares of €16 each.
8 The share capital of Fluor AMEC Enterprises LLC is as yet unissued but is expected to be initially US$4,000,000.
9 The issued share capital of Health Management (Carlisle) Holdings Limited is 841,002 ordinary shares of £1 each.
10 The issued share capital of Health Management (UCLH) Holdings Limited is 2,521,149 ordinary shares of £1 each.
11 The issued share capital of Ician Developments Limited is 10,000 ordinary 'A' shares of £1 each and 10,000 ordinary 'B' shares of £1 each.
12 KIG Immobilien Beteiligungsgesellschaft mbH is a limited liability partnership.
13 The issued share capital of Newcastle Estate Partnership Holdings Limited is 500,000 'A' ordinary shares of £1 each, 200,000 'B' ordinary shares of £1 each, 250,000 'C' ordinary shares of £1 each and 50,000 'D' ordinary shares of £1 each.
14 The issued share capital of Northern Integrated Services Limited is 12,500 'A' ordinary shares of £1 each and 12,500 'B' ordinary shares of £1 each.
15 The issued share capital of Road Management Group Limited is 25,335,004 ordinary shares of £1 each.
16 The issued share capital of Road Management Services (A13) Holdings Limited is 1,233,754 ordinary shares of £1 each.
17 The issued share capital of Road Management Services (Darrington) Holdings Limited is 50,000 ordinary shares of £1 each.
18 The issued share capital of Wastewater Management Holdings Limited is 150,000 'A' ordinary shares of £1 each, 75,000 'B' ordinary shares of £1 each and 75,000 'C' ordinary shares of £1 each.

Shareholder information

Financial calendar

March Preliminary announcement for the year ended 31 December.
April Annual report and accounts for the year ended 31 December.
May Annual general meeting.
September Interim report for the half year ended 30 June.

Interim and preliminary announcements notified to the London Stock Exchange are available on the internet at www.amec.com. Copies of annual reports and accounts are also available upon written request from:

WILink
Hook Rise South, Surbiton, Surrey KT6 7LD
United Kingdom

Payment of dividends

Interim ordinary dividend announced in September and paid in January.

Final ordinary dividend announced in March and paid in July.

Shareholders who do not have dividend payments made directly into their bank or building society accounts through the Bankers Automated Clearing System (BACS) may do so by contacting the company's registrar, Capita Registrars.

Dividend reinvestment plan

A dividend reinvestment plan (DRIP) is available for the convenience of shareholders who would prefer the company to utilise their dividends for the purchase, on their behalf, of additional shares of the company instead of receiving cash dividends.

The DRIP provides for shares to be purchased in the market on, or as soon as reasonably practicable thereafter, any dividend payment date at the price then prevailing in the market. Further details of the DRIP may be obtained from:

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
United Kingdom
Tel: +44 (0)870 162 3100
E-mail: ssd@capitaregistrars.com or visit the web site at www.capitaregistrars.com

Electronic communications

Electronic shareholder communication

AMEC is working with Future Forests to reduce the impact of shareholder communications on the environment – as well as cutting the cost of printing and distribution. For every shareholder that elects to receive communications electronically, AMEC will plant a tree on their behalf at the Donkleywood Forest project in Northumberland. Further information on Future Forests and the Donkleywood project is available at www.futureforests.com/forestsandprojects/forests.asp

Choosing electronic shareholder information means you will receive an e-mail every time any new shareholder information is published – instead of paper documents in the post. E-mails will refer to AMEC annual and interim reports, documents relating to our annual general meeting and any other shareholder communications – and will normally be from our registrar, Capita Registrars. E-mails will contain links to the appropriate website where the documents can be viewed.

Shareholders – how to register
If you are an AMEC shareholder and wish to receive electronic communications, you will need your investor code, which is printed in the bottom right-hand corner of your AMEC share certificates and dividend tax vouchers.

You must register with Capita Registrars to receive electronic shareholder communications as follows:

1 Go to www.amec.com/plantatree
2 Follow the "Shareholders – how to register" instructions

Once you confirm your details, Capita Registrars will e-mail you to verify the change. Every time Capita Registrars receives a shareholder request to switch from paper to e-communications, we will ask Future Forests to plant a tree.

You can opt to return to paper communications at any time by amending your details with Capita Registrars. Shareholders who decline to register for e-communications will continue to receive paper documents.

If you have any questions about electronic shareholder communications, contact Capita Registrars on +44 (0)870 162 3100, visit their website at www.capitaregistrars.com or e-mail at ssd@capitaregistrars.com

Electronic shareholder information

AMEC's web site has a facility whereby shareholders can link to the company's registrar, Capita Registrars, via its web site in order to gain access to general shareholder information as well as personal shareholding details. If you wish to access details of your personal shareholding you will need your investor code, which is printed in the bottom right-hand corner of your AMEC share certificates and dividend tax vouchers.

To access these services:

1 Select the "Investors" home page at www.amec.com
2 Select "Electronic communications" from the main menu.
3 Select the "Electronic shareholder services" link.
4 Follow the instructions at the Capita Registrars website.

If you have any questions about electronic shareholder information, contact Capita Registrars on +44 (0)870 162 3100, visit their website at www.capitaregistrars.com or e-mail at ssd@capitaregistrars.com

Registered office

AMEC plc
Sandiway House, Hartford, Northwich, Cheshire CW8 2YA
United Kingdom
Registered in England No 1675285

Investor relations report

Overview

AMEC investor relations is committed to improving the understanding of AMEC and its business activities in the financial community, enabling financial markets to place an appropriate valuation on the company.

This report provides an overview of AMEC's investor relations strategy, the investor relations programme in 2004 and other information of interest to shareholders.

AMEC's investor relations strategy reflects the company's guiding principles (available at www.amec.com) and its responsibilities to shareholders, which are:

- to seek to achieve the best returns on investment that markets will allow and provide accurate and timely information on the company's performance; and
- to manage the affairs of the company through responsible and effective corporate governance, identifying and managing the risks inherent in our activities on an ongoing basis.

The strategy is focused on three key areas which are:

- Compliance with all regulations relating to the conduct of companies listed on the London Stock Exchange. This includes ensuring that all market sensitive information is issued firstly through the London Stock Exchange and as soon as possible thereafter is made available to the financial community through various channels including AMEC's corporate website at www.amec.com;
- Understanding the shareholder base and market sentiment towards AMEC. This is achieved through close working relationships with advisers, regular share register analysis and non-attributable feedback from analysts and investors; and
- Delivery of a comprehensive programme of investor relations activity involving effective communication and consultation with current and potential investors and analysts.

AMEC investor relations controls and coordinates the company's programme of investor relations activity in line with this strategy. In support of its objectives, AMEC has put in place a management and policy framework for investor relations together with best practice notes on contact with the financial community, stock exchange announcements and published information. These documents are available to employees on the company's intranet.

Review of 2004

Key events in AMEC's investor relations programme are the company's preliminary and interim results announcements, annual general meeting and related trading updates. In the year ended 10 March 2005, these events took place on the following dates:

Annual general meeting trading update	19 May 2004
Trading update	23 June 2004
Interim results announcement	2 September 2004
Trading update	12 January 2005
Preliminary results announcement	10 March 2005

On the days the preliminary and interim results were announced, AMEC's chairman, chief executive and finance director made presentations to analysts, institutional investors and banks in London, with their slides and speaking remarks being published at the time of delivery on AMEC's website. Interviews were also given to journalists from leading newswires and the national and regional press.

Following both the preliminary and interim results announcements, major shareholders were offered one-on-one meetings with management, with other institutional shareholders being offered the opportunity to attend group meetings hosted by the company's brokers.

During the course of 2004, AMEC met with a total of 72 (2003: 73) institutions in the UK, Europe and the US.

Following two major site visits in 2003 at which AMEC's oil and gas and railway businesses were presented by senior operational management, the main event in 2004 was the sector change presentation on 8 December, which introduced AMEC to new analysts and investors in the Support Services sector, whilst at the same time introducing the company's new segmental analysis to the financial community. This event was announced in advance to the London Stock Exchange, with all slides and speaking remarks being published on www.amec.com on the day of presentation. Non-attributable feedback from this event was extremely positive.

AMEC recognises the importance of the internet in financial communications and closely follows developments in best practice in investor communications on the internet. Over the last 12 months a new charting facility which maps key events against the company's share price was introduced, together with the first "on-line" version of AMEC's annual report. The site's best practice e-mail alerting service remains a quick and efficient way to be kept appraised of company announcements. During 2004 the number of visits made to the investors pages of www.amec.com doubled to some 204,000. The site was runner up in the IR Magazine 2004 Awards in the "Best use of the internet for investor relations" category for a non-FTSE 100 company.

AMEC in 2004

Engineering and Technical Services

- We continued to grow our European Multitechnical Services business with a series of eight acquisitions
- We teamed up with Thales to design and upgrade the entire infrastructure security system for the French Ministry of Economy, Finance and Industry
- We headed a consortium of companies to provide full site support services to EDF's Fessenheim nuclear power station in France
- We helped the French government improve its road safety by implementing a system of speed cameras across mainland France which automatically detects and fines traffic offenders
- We tested our innovative GeoMelt technology for use at the world's largest environmental clean-up project at the United States nuclear weapons site in Hanford, Washington
- We were chosen to prepare the environmental impact assessment for the Sydney Tar Ponds in Nova Scotia – one of Canada's largest remediation projects
- Our joint venture with Fluor worked on three major reconstruction contracts in Iraq, covering power generation facilities and water infrastructure
- We were awarded a long-term framework contract by Thames Water to install water meters in London and the Thames Valley – which will run for up to ten years and involve installations at over 200,000 properties in its first five year period

Oil and Gas

- We strengthened our international oil and gas presence with a series of important contract wins in the Caspian, Kuwait, Western Australia, South East Asia, Nigeria, Canada and the UK
- We delivered the Cheyenne Plains pipeline project – over 250 miles of natural gas pipeline – the largest US cross-country pipeline project in 2004
- Over the last 15 months our business in the large and growing Canadian oil sands secured a series of important contracts with clients including Deer Creek, Shell Canada and Imperial Oil Canada
- In January 2005 we acquired oil and gas engineering services company Paragon, which strengthens our portfolio of services and client relationships in Houston – establishing us as a Tier One contractor in the region
- In February 2005 we were awarded an eight year alliance contract worth £280 million by National Grid Transco – to replace gas mains along the M1 corridor between Sheffield and Leicester, UK

Project Solutions

- We worked with the UK Highways Agency to deliver the Bingley Relief Road three months ahead of schedule – and were awarded the Prime Minister's Better Public Building Award, the UK's leading accolade for infrastructure projects
- We were selected by two leading healthcare facility and service providers to deliver £33 million worth of new patient facilities for the NHS in the north and south east of England
- An AMEC joint venture was awarded the contract to partner with Northern Ireland Railways on a major renewal and upgrade of its coast line between Belfast and Larne
- We were selected in joint venture as preferred bidder for a landmark urban regeneration project in London which will transform Lewisham town centre into a thriving residential, commercial and recreation area – and have started on-site at similar schemes in Reading and Durham
- In recent months we have been chosen as preferred bidder for three major UK PPP projects: Colchester Hospital, the Docklands Light Railway extension to Woolwich Arsenal and South Lanarkshire schools, the largest single schools PPP project to date – and are also preferred bidder on the Incheon Bridge PPP project in South Korea

This report is printed on paper made from 55 per cent recycled fibre and 45 per cent virgin elemental chlorine free fibre from certified sustainable resources. Any wastage in the finishing process has been addressed and minimised. The printers of the report are also ISO 14001 accredited and actively work to minimise the effects of the business on the environment.

Designed and produced by in collaboration with Romanus Odiwe, Johnny Boylan and Saffron Digital Production Ltd.

Printed by Wace Limited.

AMEC plc
65 Carter Lane
London EC4V 5HF
United Kingdom

Tel: +44 (0)20 7634 0000
Fax: +44 (0)20 7634 0001

www.amec.com


AMEC plc notice of annual general meeting 2005


amec

Notice is hereby given that the 2005 annual general meeting of AMEC plc will be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on Wednesday 18 May 2005 at 10.30am, for the following purposes:

1 To receive the accounts and the reports of the directors and the auditors for the year ended 31 December 2004 (Resolution 1).

2 To declare a final dividend of 7.2p per share (Resolution 2).

3 To approve the directors' remuneration report (Resolution 3).

4 To approve the remuneration policy set out in the directors' remuneration report (Resolution 4).

5 To re-elect directors: Mr P J Byrom and Mr T W Faithfull, who retire in accordance with article 91 of the articles of association of the company and Sir Peter Mason and Mr J D Early, who retire in accordance with article 85 of the articles of association of the company (Resolutions 5 to 8).

6 To consider and, if thought fit, pass the following resolution: That KPMG Audit Plc be and are hereby re-appointed auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the company at a remuneration to be determined by the directors (Resolution 9).

7 As special business, to consider and, if thought fit, pass the following resolutions:

As a special resolution (Resolution 10):

That the company be and is hereby unconditionally and generally authorised for the purpose of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of that Act (as amended)) of shares of 50p each in the capital of the company provided that:

(a) the maximum number of shares which may be purchased is 33,212,198;

(b) the minimum price which may be paid for a share (exclusive of expenses) is 50p;

(c) the maximum price which may be paid for a share is an amount (exclusive of expenses) not exceeding 105 per cent of the closing price of the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the annual general meeting of the company held in 2006 or, if earlier, on 17 August 2006 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed, wholly or partly, after such expiry) unless such authority is renewed prior to such time.

As an ordinary resolution (Resolution 11):

That the rules of the AMEC Savings Related Share Option Scheme 2005 ("UK SAYE Scheme") and the AMEC International Savings Related Share Option Scheme 2005 incorporating arrangements for United States and French participants (the "Schemes") referred to in the notice of meeting dated 18 April 2005 and contained in the document produced in draft at this meeting and for the purposes of identification initialled by the chairman, be approved and the directors be authorised to make such modifications to the Schemes as they may consider necessary to take account of the requirements of the UK Listing Authority and, where relevant, the Inland Revenue and the United States Internal Revenue Code and best practice, and to adopt the Schemes as so modified and do all acts and things necessary to operate the Schemes.

The directors be authorised to establish, adopt and operate such further schemes for the benefit of employees outside of the UK based on the UK SAYE Scheme subject to such modifications as may be necessary or desirable to take account of overseas security laws, exchange control and tax legislation provided that any shares of the company made available under such further schemes are treated as counting against any scheme limits.

As an ordinary resolution (Resolution 12):

That the changes to the rules of the AMEC Performance Share Plan 2002 (the "Plan") referred to in the notice of meeting dated 18 April 2005 and contained in the document produced in draft to this meeting and, for the purposes of identification initialled by the chairman, be approved and the directors be authorised to make such modifications to the Plan as they may consider necessary to take account of the requirements of the UK Listing Authority and best practice, and to adopt the changes to the Plan and do all acts and things necessary to implement the changes.

By order of the board

P J Holland
Secretary
18 April 2005

Notes

1 For Resolutions 5 to 8, biographical details of the directors standing for re-election can be found on pages 22 and 23 of the annual report and accounts.

2 Resolution 10, which is a special resolution, renews the authority given to the directors at last year's annual general meeting and enables the company to purchase up to 10 per cent of the shares of the company in issue as at 10 March 2005. The Resolution authorises the purchase of up to a maximum of 33,212,198 shares, until the annual general meeting in 2006 or 17 August 2006 whichever is the earlier. The company's exercise of this authority is subject to the stated upper and lower limits on the price payable, which reflect the requirements of the Listing Rules.

Pursuant to the Companies Act 1985 (as amended), the company can hold the shares which have been repurchased as treasury shares and either resell them for cash, cancel them, either immediately or at a point in the future, or use them for the purposes of its employee share schemes. The directors believe that it is desirable for the company to have this choice and may hold any shares purchased under this authority as treasury shares. Holding the repurchased shares as treasury shares will give the company the ability to re-sell or transfer them in the future and so provide the company with additional flexibility in the management of its capital base. No dividends will be paid on, and no voting rights will be exercised in respect of, treasury shares.

Shares will only be repurchased if the directors consider such purchases to be in the best interests of shareholders generally and that they can be expected to result in an increase in earnings per share. The authority will only be used after careful consideration, taking into account market conditions prevailing at the time, other investment opportunities, appropriate gearing levels and the overall financial position of the company. Shares held as treasury shares will not automatically be cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of treasury).

If any shares repurchased by the company are held in treasury and used for the purposes of its employee share schemes, the company will count those shares towards the limits on the number of new shares which may be issued under such schemes.

As at 30 March 2005, there were 13,866,670 outstanding options granted under all share option schemes operated by the company which, if exercised would represent 4.2 per cent of the issued share capital of the company. If this authority were exercised in full, that percentage would increase to 4.6 per cent.

3 In Resolution 11, the directors are seeking approval for the introduction of the AMEC Savings Related Share Option Scheme 2005 ("UK SAYE Scheme"). This is an Inland Revenue approved scheme for all employees to replace the existing scheme which expires shortly. In addition, authority is sought for the introduction of the AMEC International Savings Related Share Option Scheme 2005 ("International SAYE Scheme") which is substantially the same as the UK SAYE Scheme but with changes to allow it to be operated for employees outside the United Kingdom. In order for the participants in the United States and France to enjoy beneficial tax treatment under the International SAYE Scheme, it is necessary for the arrangements applying to them to be specifically approved by shareholders. Any shares made available under the International SAYE Scheme, including the arrangements for the United States and France, will be treated as counting towards the Scheme limits.

A summary of the UK SAYE Scheme, on which the International SAYE Scheme and the arrangements for the United States and French participants are based, is set out in the Appendix to this notice.

4 In Resolution 12, the directors are seeking approval to amend the rules of the AMEC Performance Share Plan 2002 to increase the individual limit so that the maximum value of shares comprised in awards made to an executive in any one year be increased from one to two times salary. The rules are also being amended to allow participants to receive the benefit of dividends on vested shares. These changes bring the Performance Share Plan in line with market practice. A description of how the Performance Share Plan fits within the overall remuneration policy for directors is set out in the remuneration report in the report and accounts.

5 A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of the member. A proxy need not also be a member. Members of the company or their duly appointed proxies are requested to bring proof of identity with them to the meeting in order to confirm their identity for security reasons. A proxy form is enclosed with this notice and instructions for its use are outlined on the form.

CREST members who wish to appoint a proxy or proxies by utilising the proxy voting service may do so for the meeting (and any adjournment thereof) by following the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members (and those CREST members who have appointed a voting service provider) should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message (regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy) must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID "RA10") by the latest time(s) for receipt of proxy appointments specified in, or in a note to, the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host)

from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. CREST members (and, where applicable, their CREST sponsors or voting service providers) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members (and, where applicable, their CREST sponsors or voting service providers) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

6 In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001, the company gives notice that only those shareholders entered in the register of members of the company at close of business on Monday 16 May 2005 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, will be entitled to attend or vote at the annual general meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register after close of business on Monday 16 May 2005 or, in the event that the meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the meeting.

7 There will be available for inspection at the registered office of the company and at the company's offices, 65 Carter Lane, London EC4V 5HF, during business hours on any weekday (excluding Saturdays and public holidays) from the date of this notice until the date of the annual general meeting and at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG, from 10.15am on 18 May 2005 until the conclusion of the meeting, copies of (i) the register of directors' interests, (ii) all service contracts of the directors with the company or any of its subsidiary undertakings and (iii) draft copies of the rules of the AMEC Savings Related Share Option Scheme 2005, the AMEC International Savings Related Share Option Scheme 2005 and the Performance Share Plan 2002 in their proposed amended forms.

A copy of the report and accounts for the year ended 31 December 2004 (which includes the directors' remuneration report referred to in Resolutions 3 and 4) is available at www.amec.com.

Appendix

Set out below is a summary of the main features of the AMEC Savings Related Share Option Scheme 2005 and relevant arrangements, where substantially different, for the United States and France.

1 General

The AMEC Savings Related Share Option Scheme 2005 ("SAYE Scheme") has been drafted to comply with the relevant UK tax legislation so that options granted under it will attract favourable UK tax treatment. Under the SAYE Scheme, employees are granted an option to acquire shares in the company, in the future, at a price determined at the time invitations to join the SAYE Scheme are sent to employees (or other specified date). The option price may be set at a discount to market value at that time. Employees are required to save monthly through a contractual savings arrangement over a period of either three or five years. At the end of the savings contract the employee may either exercise the option using the savings contributions and interest (or an equivalent amount) or have the savings and accrued interest repaid. In the case of a five year contract, the employee can elect to leave the savings in the account for a further two years, but will then not be able to exercise the option.

2 Operation

Except in exceptional circumstances and for the operation within 42 days of Inland Revenue approval, the SAYE Scheme will only be operated within 42 days after the announcement of the company's results for any period. Benefits under the SAYE Scheme are not pensionable.

3 Eligibility

All UK based employees and full-time directors of the company and any participating subsidiary may participate in the SAYE Scheme. However, the directors may set a qualifying period of continuous employment (not exceeding five years) for eligibility. When the SAYE Scheme is operated, all eligible employees must be invited to participate. Participation may also be offered to any other employees.

4 Employee contributions

The maximum amount an employee may save monthly over the three year or five year period is the maximum allowed under an Inland Revenue approved savings-related share option scheme, which is currently £250 per month. The minimum amount which may be saved is currently £5 per month.

5 Option price

The directors set the option price, which must not manifestly be less than 80% of the market value of a share on the business day preceding the date of invitation or the date of grant of the option, or the average market value over the preceding three business days.

6 Exercise of options

Options can normally only be exercised for six months starting three or five years after the start of the savings contract. Options may, however, be exercised early in certain circumstances. These include an employee leaving due to injury, disability, redundancy or retirement, or following the sale of his employing company or business. On cessation of employment for any other reason, options will normally lapse.

7 Change of control, merger or other reorganisations

Options may generally be exercised early on a takeover, scheme of arrangement, merger or other corporate reorganisation. Alternatively, option holders may be allowed or, in certain circumstances, required to exchange their options for options over shares in the acquiring company.

8 Issue of shares

Any shares issued under the SAYE Scheme will rank equally with shares of the same class in issue on the date of allotment, except in respect of rights arising by reference to a prior record date.

9 Variation in share capital

Options and other rights may be adjusted following certain variations in share capital including a capitalisation or rights issue, subdivision, consolidation or reduction.

10 Dilution limits

In any ten-year period, not more than 10 per cent of the issued share capital of the company may be issued or be issuable under the SAYE Scheme and all other employee share schemes operated by the company. This limit does not include rights to shares which have lapsed or been surrendered. If any shares held in treasury are used for the SAYE Scheme, the company will, so long as required under the guidelines of the ABI, count them towards the dilution limits described above.

11 Amendments to the Scheme rules

The company may amend the SAYE Scheme as it considers appropriate. Shareholder approval will be required to amend certain provisions to the advantage of option holders. These provisions relate to: eligibility; individual and scheme limits; rights attaching to options and shares; and the amendment powers. The company can make minor amendments, without shareholder approval, relating to any changes in legislation, any overseas tax, exchange control, securities or other laws in respect of overseas employees or to benefit the administration of the SAYE Scheme.

12 Termination

The SAYE Scheme may be terminated by the company at any time and in no event may options be granted after the tenth anniversary of the approval of the SAYE Scheme by shareholders.

13 US arrangements

The arrangements applying to participants in the United States provide that the number of ordinary shares of the company that may be granted under the United States SAYE Scheme will not exceed 33,212,198 shares representing 10 per cent of the issued share capital as at 10 March 2005. The United States arrangements comprise a two year savings scheme for all employees of AMEC plc and each of its subsidiaries in the United States, and are intended to qualify under Section 423 of the United States Internal Revenue Code of 1986.

14 French arrangements

Under the arrangements for participants in France the savings period is four years and the option price will be based on the market value of a share over the preceding 20 business days not three business days. In addition, in order to attract favourable tax treatment options can only be granted to employees within 38 months of approval of the arrangements by shareholders.

AMEC plc form of proxy for use at the annual general meeting 2005



MOORGATE NOMINEES LIMITED 71711
MICHAEL HOUSE
35 CHISWILL STREET
LONDON
EC1Y 4SE



As a member/members of the above named company, I/we hereby appoint the chairman of the meeting

or

as my/our proxy to vote for me/us on my/our behalf at the annual general meeting of the company to be held at the Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on Wednesday 18 May 2005 at 10.30am and at every adjournment thereof.

Resolutions

Please indicate with an 'X' in the space provided how you wish your votes to be cast.

		For	Against
1	Receiving the accounts and the reports of the directors and auditors		
2	Declaration of final dividend		
3	To approve the directors' remuneration report		
4	To approve the remuneration policy set out in the directors' remuneration report		
5	Re-election of Mr P J Byrom as a director		
6	Re-election of Mr T W Faithfull as a director		
7	Re-election of Sir Peter Mason as a director		
8	Re-election of Mr J D Early as a director		
9	Re-appointment of KPMG Audit Plc as auditors and authorisation for the directors to fix their remuneration		
10	Authority of the directors to purchase shares in the capital of the company		
11	To approve the renewal of the AMEC Savings Related Share Option Scheme and to establish further option schemes for overseas employees		
12	To amend the rules of the AMEC Performance Share Plan 2002		

Signature	Date

Notes

1. If any other proxy is preferred, add the name of the proxy you wish to appoint in the space provided. A proxy need not be a member of the company.
2. If the appointer is a corporation, this form must be signed by a duly authorised official, whose capacity should be stated, or by an attorney and the letter or power of attorney (or certified copy) must be lodged with this proxy form if it has not already been registered with the company.
3. In the case of joint holders, the signature of any holder will be sufficient.
4. If this form is returned without any indication as to how the person appointed proxy shall vote, he/she will exercise discretion as to how he/she votes or whether he/she abstains from voting (including any amendments to resolutions). Unless instructed otherwise, your proxy can vote or abstain as he/she thinks fit on any other business at the meeting or adjourned meeting.
5. To be valid, this form must be completed and returned to the company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU to be received not less than 48 hours before the time fixed for holding the meeting or adjourned meeting or, in the case of CREST members, by using the CREST electronic proxy appointment service. CREST members should refer to note 5 in the notice of annual general meeting enclosed with this form of proxy in relation to the the submission of a proxy appointment via CREST.
6. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or adjourned meeting should you subsequently decide so to do.

0915LA01.AA1/00006959

AMEC plc admittance card

MOORGATE NOMINEES LIMITED
MICHAEL HOUSE
35 CHISWILL STREET
LONDON
EC1Y 4SE



If you wish to attend the meeting, please complete and sign this card, bring it with you and hand it to the company's registrar at the entrance to the meeting.

Annual general meeting

Wednesday 18 May 2005 at 10.30am.
Radisson SAS Portman Hotel, 22 Portman Square,
London W1H 7BG

Signature of shareholder

Second fold

First fold

BUSINESS REPLY SERVICE
LICENCE No MB 122

1

Capita Registrars
Proxy Department
PO Box 25
Beckenham
Kent
BR3 4BR

Third fold and tuck in


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